Form 20-F
period 2023-12-31
Top Wealth Group Holding Ltd
filed 2024-05-29
CIK 1978057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Units 714 & 715, Hong Kong Plaza

Connaught Road West
Hong Kong

(Address of principal executive offices)

Kim Kwan Kings, WONG

+852 36158567

kings@topwealth.cc

Units 714 & 715, Hong Kong Plaza

Connaught Road West
Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	TWG	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 27,000,000 shares of ordinary shares issued and outstanding as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes  ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan region, Hong Kong, and Macau;

●	“Frost & Sullivan” refers to Frost & Sullivan Limited, an independent market research agency, which is an independent third party;

●	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

●	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Industry Report” refers to the market research report commissioned by us and prepared by Frost & Sullivan on the overview of the industry in which we operate;

●	“Ordinary Shares” refers to the Company’s ordinary shares, par value US$0.0001 per share;

●	“our Group”, “the Group”, “the Company” “we,” “us,” “or “our” refers to Top Wealth Group Holding Limited and its subsidiaries;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“TW BVI” refers to Top Wealth (BVI) Holding Limited;

●	“TW Cayman” refers to Top Wealth Group Holding Limited, a Cayman Islands exempted company;

●	“TW HK” or “Operating Subsidiary” refers to Top Wealth Group (International) Limited;

●	“US$” or “U.S. dollars” refers to the legal currency of the United States; and

●	“Winwin Development (BVI)” refers to Winwin Development Group Limited.

Top Wealth Group Holding Limited is a holding company with operations conducted in Hong Kong through its Operating Subsidiary in Hong Kong, using Hong Kong dollars. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a year-end spot rate of HK$ 7.8 to US$1.00 or an average rate of HK$ 7.8 to US$1.00 for the fiscal year ended December 31, 2023. On December 31, 2022, the year-end spot rate and average rate for Hong Kong dollars were, respectively, HK$7.8 to US$1.00 and HK$7.8 to US$1.00.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

ii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	prices and availability of raw materials for our products,;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products;

●	changes in our relationships with significant customers, suppliers, and other business relationships;

●	competition in our industry;

●	uncertainties associated with our ability to implement our business strategy and to innovate successfully;

●	any event that could have a material adverse effect on our brands or reputation, such as product contamination or quality control difficulties;

●	government policies and regulations relating to our industry;

●	our ability to obtain, maintain or procure all necessary certifications, approvals, and/or licenses to conduct our business, and in the relevant jurisdictions in which we operate;

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information — 3.D. Risk Factors.”

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Doing Business in the Jurisdictions in which We Operate

All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to laws and regulations of the Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Our operating subsidiary is located and operates its business in Hong Kong, a special administrative region of the PRC. The operating subsidiary, or TW HK does not have operation in Mainland China and is not regulated by any regulator in Mainland China. As a result, the laws and regulations of the Mainland China do not currently have any material impact on our business, financial condition and results of operation. Furthermore, except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of the Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long arm provisions under the current Mainland China laws and regulations, there remain regulatory and legal uncertainty with respect to the implementation of laws and regulations of Mainland China to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the laws of the Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our operating subsidiary in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

In the event that we or our Hong Kong operating subsidiary were to become subject to laws and regulations of Mainland China, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving Mainland China laws and regulations, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our operating subsidiary and us, given the substantial operations of our operating subsidiary in Hong Kong and the PRC government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations in the Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties, and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our operating subsidiary’s operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of Mainland China laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in the Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention;

●	cause devaluation of our securities or delisting; and,

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

The PRC government may intervene or influence the Hong Kong operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our subsidiaries’ business operations, including our subsidiaries’ operations in Hong Kong.

As a company mainly conducting business in Hong Kong, a special administrative region of China and our subsidiaries’ clients include mainland China residents, our subsidiaries’ business and our prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government may intervene or influence the operations in mainland China of an offshore holding company at any time, which, if extended to our subsidiaries’ operations in Hong Kong, could result in a material adverse change to our subsidiaries’ operations. The PRC government has recently indicated an intent to exert more oversight and control over listings conducted overseas and/or foreign investment in issuers based in mainland China. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by companies in mainland China. We cannot assure you that the oversight will not be extended to companies operating in Hong Kong like us and any such action may significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, result in a material adverse change to our subsidiaries’ business operations, including our subsidiaries’ Hong Kong operations, and damage our reputation.

Our subsidiaries’ business, our financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to our subsidiaries.

We have no operations in Mainland China. However, our operating subsidiary, or TW HK is located and operate in Hong Kong, a special administrative region of the PRC, there is no guarantee that if certain existing or future PRC laws become applicable to our subsidiaries, it will not have a material adverse impact on our subsidiaries’ business, financial condition and results of operations and/or our ability to offer or continue to offer securities to investors.

Except for the Basic Law of the Hong Kong Special Region of the People’s Republic of China (“Basic Law”), national laws of mainland China (“National Laws”) do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. PRC laws and regulations relating to data protection, cyber security and the anti-monopoly have not been listed in Annex III and thus they may not apply directly to Hong Kong.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to our subsidiaries, we may be subject to the risks and uncertainties associated with the legal system in mainland China, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

We may also become subject to the PRC laws and regulations to the extent our subsidiaries commence business and customer facing operations in mainland China as a result of any future acquisition, expansion or organic growth. There is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our operating subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The PRC government may exert substantial influence and discretion over mainland China residents and the manner in which companies incorporated under the PRC laws must conduct their business activities. Through our subsidiaries, we are a Hong Kong-based company with no operations in mainland China, and mainland China residents may purchase our subsidiaries’ product in Hong Kong. If we were to become subject to such direct influence or discretion, it may result in a material change in our subsidiaries’ operations.

We currently have no operations in mainland China. Our principal executive offices are located, and our subsidiaries operate, in Hong Kong, a special administrative region of China. In addition, we do not solicit any client or collect, store or process in mainland China any personal data of any client. As of the date of this Annual Report, the PRC government has not exerted direct influence and discretion over the manner in which our subsidiaries conduct their business activities outside of mainland China. However, there is no guarantee that we will not be subject to such direct influence or discretion in the future due to changes in laws or other unforeseeable reasons or as a result of our expansion or acquisition of operations in mainland China, considering our subsidiaries’ clients include residents of mainland China.

The legal system of mainland China is evolving rapidly and the PRC laws, regulations, and rules may change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretation of these laws, rules and regulations may contain inconsistences, the enforcement of which involves uncertainties. The PRC government may exercise substantial control over many sectors of the economy in mainland China through regulation and/or state ownership. Government actions have had, and may continue to have, a significant effect on economic conditions in mainland China and businesses which are subject to such government actions.

If we or our subsidiaries to become subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our development, expansion or acquisition of operations in mainland China, it may require a material change in our subsidiaries’ operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

The HK subsidiary was formed under and are governed by the laws of the HK, however, we may be subject to the uncertainties of PRC legal system. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in HK, our operations may be governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

If we and/or our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related to data and we and/or our subsidiaries cannot comply with such PRC laws and regulations, our subsidiaries’ business, financial condition, and results of operations may be materially and adversely affected.

We may be subject to a variety of cybersecurity, data privacy, data protection, and other PRC laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict our subsidiaries’ business activities and require us and/or our subsidiaries to incur increased costs and efforts to comply, and any breach or noncompliance may subject us and/or our subsidiaries to proceedings against such entity(ies), damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our subsidiaries’ business and our financial condition and results of operations.

As the laws and regulations related to cybersecurity, data privacy, and data protection in mainland China where our subsidiaries do not have operations are relatively new and evolving, and their interpretation and application may be uncertain, it is still unclear if we and/or our subsidiaries may become subject to such new laws and regulations.

The PRC Data Security Law, or the Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, it applies to data processing activities within the territory of mainland China as well as data processing activities conducted outside the territory of mainland China which jeopardize the national interest or the public interest of China or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this Annual Report, we do not have any operation or maintain any office or personnel in mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of China or the rights and interest of any Chinese organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. According to Article 3 of the Personal Information Protection Law, it is applied not only to personal information processing activities carried out in the territory of mainland China but also to personal information processing activities outside the mainland China for the purpose of offering products or services to domestic natural persons in the territory of mainland China. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. As our subsidiaries’ services are provided in Hong Kong, Cayman Islands, British Virgin Islands and the U.S. rather than in the mainland China to clients worldwide, including but not limited to clients of mainland China who visit our offices in these locations, we take the view that we and our subsidiaries are not subject to the Personal Information Protection Law.

On July 7, 2022, the Cyberspace Administration of China (the “CAC”) issued the Measures for Security Assessment of Outbound Data Transfer, or the Measures, which took effect on September 1, 2022. According to the Measures, in addition to the self-risk assessment requirement for provision of any data outside mainland China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. As of the date of this Annual Report, we and our subsidiaries have not collected, stored, or managed any personal information in mainland China. therefore, we believe that the Measures is not applicable to us.

However, given the recency of the issuance of the above PRC laws and regulations related to cybersecurity and data privacy, we and our subsidiaries still face uncertainties regarding the interpretation and implementation of these laws and regulations and we could not rule out the possibility that any PRC governmental authorities may subject us and/or our subsidiaries to such laws and regulations in the future. If they are deemed to be applicable to us and/or our subsidiaries, we cannot assure you that we and our subsidiaries will be compliant with such new regulations in all respects, and we and/or our subsidiaries may be ordered to rectify and terminate any actions that are deemed illegal by the PRC governmental authorities and become subject to fines and other government sanctions, which may materially and adversely affect our subsidiaries’ business and our financial condition and results of operations.

If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the China Securities Regulatory Commission (the “CSRC”), the CAC, or other PRC governmental authorities in connection with the initial public offering (“IPO”) or future follow-on offerings under PRC laws, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected.

The Cybersecurity Review Measures jointly promulgated by the CAC and other relevant PRC governmental authorities on December 28, 2021 required that, among others, “critical information infrastructure” or network platform operators holding over one million users’ personal information to apply for a cybersecurity review before any public offering on a foreign stock exchange. However, this regulation is recently issued and there remain substantial uncertainties about its interpretation and implementation.

As of the date of this Annual Report, we and our subsidiaries do not have any business operation or maintain any office or personnel in mainland China. We and our subsidiaries have not collected, stored, or managed any personal information in mainland China. Based on our inquiry with the China Cybersecurity Review Technology and Certification Center (the “CCRC”) and the assessment conducted by the management, we believe that we and our subsidiaries are not currently required to proactively apply to a cybersecurity review for our IPO or follow-on offerings overseas, on the basis that (i) our subsidiaries are incorporated in Hong Kong, the British Virgin Islands, and other jurisdictions outside of mainland China and operate in Hong Kong without any subsidiary or variable interest entities (“VIE”) structure in mainland China, and we do not maintain any office or personnel in mainland China; (ii) except for the Basic Law, the National Laws do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation, and National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong, and PRC laws and regulations relating to data protection and cyber security have not been listed in Annex III as the date of this Annual Report; (iii) our data processing activities are solely carried out by our overseas entities outside of mainland China for the purpose of offering products or services in Hong Kong and other jurisdictions outside of mainland China; (iv) we and our subsidiaries do not control more than one millions users’ personal information as of the date of this Annual Report; (v) as of the date of this Annual Report, we and our subsidiaries have not received any notice of identifying us as critical information infrastructure from any relevant PRC governmental authorities; (vi) as of the date of this Annual Report, none of us or our subsidiaries have been informed by any PRC governmental authority of any requirement for a cybersecurity review; and (vii) based on our inquiry with the CCRC, the officer who provides cybersecurity review consultation service under CCRC believes that we are currently not required to apply to a cybersecurity review for our public offerings on a foreign stock exchange with the CAC because we neither currently have any operation in mainland China nor control more than one millions users’ personal information as of the date of this Annual Report. Additionally, we believe that we and our subsidiaries are compliant with the regulations and policies that have been issued by the CAC to date and there was no material change to these regulations and policies since our IPO. However, regulatory requirements on cybersecurity and data security in the mainland China are constantly evolving and can be subject to varying interpretations or significant changes, which may result in uncertainties about the scope of our responsibilities in that regard, and there can be no assurance that the relevant PRC governmental authorities, including the CAC, would reach the same conclusion as our PRC counsel. We will closely monitor and assess the implementation and enforcement of the Cybersecurity Review Measures. If the Cybersecurity Review Measures mandates clearance of cybersecurity and/or data security regulators and other specific actions to be completed by companies like us, we may face uncertainties as to whether we can meet such requirements timely, or at all.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. The Trial Measures requires companies in mainland China that seek to offer and list securities overseas, both directly and indirectly, to fulfill the filing procedures with the CSRC. According to the Trial Measures, the determination of the “indirect overseas offering and listing by companies in mainland China” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by companies in mainland China; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (i) on or prior to the effective date of the Trial Measures, companies in mainland China that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges shall complete the filing before the completion of their overseas offering and listing; and (ii) companies in mainland China which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges and are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or stock exchange, but have not completed the indirect overseas listing, shall complete the overseas offering and listing before September 30,2023, and failure to complete the overseas listing within such six-month period will subject such companies to the filing requirements with the CSRC.

Based on the assessment conducted by the management, we are not subject to the Trial Measures, because we are incorporated in the Cayman Islands and our subsidiaries are incorporated in Hong Kong, the British Virgin Islands and other regions outside of mainland China and operate in Hong Kong without any subsidiary or VIE structure in mainland China, and we do not have any business operations or maintain any office or personnel in mainland China. However, as the Trial Measures and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form”. As of the date of this Annual Report, there was no material change to these regulations and policies since our IPO If our offering, including the IPO and future follow-on offerings, and listing were later deemed as “indirect overseas offering and listing by companies in mainland China” under the Trial Measures, we may need to complete the filing procedures for our offering, including the IPO and future follow-on offerings, and listing. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all.

Since these statements and regulatory actions are new, it is also highly uncertain in the interpretation and the enforcement of the above cybersecurity and overseas listing laws and regulation. There is no assurance that the relevant PRC governmental authorities would reach the same conclusion as us. If we and/or our subsidiaries are required to obtain approval or fillings from any governmental authorities, including the CAC and/or the CSRC, in connection with the listing or continued listing of our securities on a stock exchange outside of Hong Kong or mainland China, it is uncertain how long it will take for us and/or our subsidiaries to obtain such approval or complete such filing, and, even if we and our subsidiaries obtain such approval or complete such filing, the approval or filing could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from or complete the necessary filing procedure with the PRC governmental authorities to conduct offerings or list outside of Hong Kong or mainland China may subject us and/or our subsidiaries to sanctions imposed by the PRC governmental authorities, which could include fines and penalties, suspension of business, proceedings against us and/or our subsidiaries, and even fines on the controlling shareholder and other responsible persons, and our subsidiaries’ ability to conduct our business, our ability to invest into mainland China as foreign investments or accept foreign investments, or our ability to list on a U.S. or other overseas exchange may be restricted, and our subsidiaries’ business, and our reputation, financial condition, and results of operations may be materially and adversely affected.

Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares.

We are a holding company incorporated in the Cayman Islands with the majority of our operations in Hong Kong. Accordingly, most of our cash is maintained in Hong Kong dollars. We rely in part on dividends from our Hong Kong subsidiaries for our cash and financing requirements, such as the funds necessary to service any debt we may incur.

There is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollars into foreign currencies and the transfer of currencies out of Hong Kong and the foreign currency regulations of mainland China do not currently have any material impact on the transfer of cash between us and our Hong Kong subsidiaries. However, there is a possibility that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future and the PRC government may prevent our cash maintained in Hong Kong from leaving or restrict the deployment of the cash into our business or for the payment of dividends in the future. Any such controls or restrictions, if imposed in the future and to the extent cash is generated in our Hong Kong subsidiaries and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, may adversely affect our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect our business.

The Chinese government may intervene or influence our Chinese supplier and its exclusive overseas agent’s operations at any time, or may exert more control over how our PRC-based supplier operate their business or cooperate with us. This could result in a material change in our PRC-based supplier’s operations and indirectly the value of our Ordinary Shares.

We rely on one PRC-based sturgeon farm for our supply of caviar, with which we entered into supplier agreement through its exclusive overseas agent. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which our PRC-based supplier and its exclusive overseas agent is subject to may change rapidly and with little advance notice. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our supplier or its exclusive overseas agent’s current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our supplier’s development;

●	result in negative publicity or increase our supplier’s operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our supplier’s business, including fines assessed for our supplier’s current or historical operations, or demands or orders that our supplier modifies or even ceases their business practices.

The PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need to strengthen the administration over illegal securities activities and the supervision of China-based companies seeking overseas listings. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development or public interest before carrying our mergers, restructuring or splits that affect or may affect national security. These statements were recently issued and their official guidance and interpretation remain unclear at this time.

The Chinese government may intervene or influence our PRC-based supplier’s operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based companies, which may result in a material change in our PRC-based operations. Any legal or regulatory changes that restrict or otherwise unfavorably impact our PRC-based supplier’s ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent any new or more stringent measures are implemented, our supplier’s and our business, financial condition and results of operations could be adversely affected, and the value of our Ordinary Shares could decrease or become worthless.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Operating Subsidiaries.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current principles and policies regarding Hong Kong will remain unchanged for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system.

On July 14, 2020, the former President of the U.S., Mr. Donald Trump, signed the Hong Kong Autonomy Act and an executive order to remove the preferential trade status of Hong Kong, pursuant to § 202 of the United States-Hong Kong Policy Act of 1992. The U.S. government has determined that Hong Kong is no longer sufficiently autonomous to justify preferential treatment in relation to the PRC, especially with the issuance of the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) on July 1, 2020. Hong Kong will now be treated as Mainland China, in terms of visa application, academic exchange, tariffs and trading, etc. According to § 3(c) of the executive order issued on July 14, 2020, the license exception for exports and re-exports to Hong Kong and transfer within the PRC is revoked, while exports of defense items are banned. On the other hand, the existing punitive tariffs the U.S. imposed on the Mainland China will also be applied to Hong Kong exports. Losing its special status, Hong Kong’s competitiveness as a food trading hub may deteriorate in the future as its tax benefits as a result of preferential situation no longer exists and companies might prefer exporting through other cities. The level of activities of domestic exports and re-exports and other trading activities in Hong Kong may decline owing to the tariff being imposed on Hong Kong exports and the export restriction. In the event that Hong Kong loses its position as a food trading hub in Asia, the demand for food export or re-export from Hong Kong and thus our business, financial conditions and results of operations, may be adversely affected. According to the Hong Kong Policy Act Report issued by the Department of State in 2021, 2022 and 2023, since July 2020, the suspension of an agreement concerning surrender of fugitive offenders and the terminations of an agreement concerning transfer of sentenced persons and an agreement concerning certain reciprocal tax exemptions, there were no terminations pursuant to § 202(d) of the United States-Hong Kong Policy Act of 1992 or determinations under § 201(b) up to the date of this annual report. The executive order to remove the preferential trade status of Hong Kong remains in effect. Since July 2020 and as of the date of this annual report, the removal of the preferential trade status of Hong Kong did not have a material impact on our business and operations.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences - secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security - and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted.

On March 19, 2024, the Legislative Council of Hong Kong passed the Safeguarding National Security bill. The Safeguarding National Security Ordinance (effective on March 23, 2024) was enacted according to the Article 23 of the Basic Law of the Hong Kong Special Administrative Region which stipulates that Hong Kong shall enact laws on its own to prohibit any act of treason, secession, sedition, subversion against the central people’s government, or theft of state secrets. The Safeguarding National Security Ordinance mainly covers five types of offences: treason, insurrection, offences in connection with state secrets and espionage, sabotage endangering national security and related activities, and external interference and organizations engaging in activities endangering national security. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA and the Safeguarding National Security Ordinance on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA or the Safeguarding National Security Ordinance, by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

Changes and the downturn in the economic, political, or social conditions of Hong Kong, Mainland China and other countries or changes to the government policies of Hong Kong and Mainland China could have a material adverse effect on our business and operations.

Our operations are located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and Mainland China generally. Economic conditions in Hong Kong are sensitive to Mainland China and the global economic conditions. Any major changes to Hong Kong’s social and political landscape will have a material impact on our business.
Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ spending power on luxury products as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The Mainland China economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the economy in the Mainland China has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on Hong Kong and us.

Additionally, the outbreak of war in Ukraine in 2022 has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial conditions, liquidity and business outlook of our business.

Risks Related to our Business and Industry

We have a short operating history and are subject to risks and uncertainties associated with operating in a rapidly developing and evolving industry. Our limited operating history makes it difficult to evaluate our business and prospects.

We established our caviar business in Hong Kong in August 2021 and have subsequently experienced rapid growth. We expect we will continue to expand as global market presence, broaden our product portfolio, enlarge our customer bases and explore new market opportunities. However, due to our limited operating history, our historical growth rate may not be indicative of our future performance. Our future performance may be more susceptible to certain risks than a company with a longer operating history in a different industry. Many of the factors discussed below could adversely affect our business and prospects and future performance, including:

●	our ability to maintain, expand and further develop our relationships with customers;

●	our ability to introduce and manage new caviar products in response to changes in customer demographics and consumer tastes and preferences;

●	the continued growth and development of the caviar industry;

●	our ability to maintain the quality of our caviar products;

●	our ability to effectively manage our growth;

●	our ability to compete effectively with our competitors in the caviar industry; and

●	our ability to attract and retain qualified and skilled employees.

You should consider our business and prospects in light of the risks and uncertainties we face as a fast growing company operating in a rapidly developing and evolving market. We may not be successful in addressing the risks and uncertainties listed above, among others, which may materially and adversely affect our business and prospects and future performance.

We solely and materially rely on Fujian Aoxuanlaisi Biotechnology Co., Ltd (“Fujian Aoxuanlaisi”), the exclusive distributor of a PRC sturgeon farm, as our sole supplier for the supply of caviar raw product. Such arrangement materially and adversely exposes us to unique risk. Any disruption in the supplier’s relationships, either between Fujian Aoxuanlaisi and the PRC sturgeon farm, or between Fujian Aoxuanlaisi and us, could have a material adverse effect on our business. Any disruption in the provision of caviar from Fujian Aoxuanlaisi or PRC sturgeon farm and our inability to identify alternative caviar supplier may materially and adversely affect our business operations and financial results.

We solely and materially rely on Fujian Aoxuanlaisi, the agent and sole distributor of a PRC sturgeon farm, as our supplier for caviar raw product. For years ended December 31, 2023, 2022 and 2021, our procurement from the PRC sturgeon farm, through Fujian Aoxuanlaisi, amounted to approximately US$6.2 million, US$5.3 million, and US$0.3million respectively, representing approximately 64.3%, 90% and 100% of our total purchases for the corresponding year. Before April 2022, we obtain all of the caviar raw product supply from Fujian Aoxuanlaisi on an as-demand per order basis, without any long-term agreement. In April 2022, our Operating Subsidiary, Top Wealth Group (International) Limited, has entered into the Caviar Sales Agreement with Fujian Aoxuanlaisi, the agent and the sole distributor of Fujian Longhuang Biotech Co., Limited (“Fujian Longhuang”), a PRC sturgeon farm. Pursuant to the Caviar Sales Agreement between Fujian Aoxuanlaisi and Top Wealth Group (International) Limited, by way of Power of Attorney, Fujian Aoxuanlaisi appointed Top Wealth Group (International) Limited, our Operating Subsidiary, as its exclusive distributor in Hong Kong and Macau for conducting overseas distribution and granted us the rights to procure caviar directly from it for a term of 10 years, from 30 April 2022 to 30 April 2032.

Such arrangement materially and adversely exposes us to unique risk. Our business relies solely and heavily on a stable and adequate supply of caviar from the Fujian Aoxuanlaisi, which ultimately depends on the stable and adequate supply of caviar from Fujian Longhuang, the PRC sturgeon farm, to Fujian Aoxuanlaisi, the PRC sturgeon farm’s distributor. If our business relationships with Fujian Aoxuanlaisi is interrupted or terminated, or if for any reason Fujian Aoxuanlaisi became unable or unwilling to continue to provide raw product caviar to us, these would likely lead to a material interruption of our operation or suspension in our ability to obtain caviar supply or fulfilling customer order, until we found another supplier that could supply our product. Furthermore, if the business relationships between Fujian Aoxuanlaisi and Fujian Longhuang are interrupted or terminated, it would also likely lead to a material interruption of our operation or suspension of our ability to obtain caviar supply or fulfilling customer order. Although Fujian Aoxuanlaisi and Fujian Longhuang maintain a long-term exclusive sales agreement for 15 years, from December 2020 to December 2035, whether their relationship may be interrupted or terminated is beyond our control. There are no also assurances that our Caviar Sales Agreement with Fujian Aoxuanlaisi renewed on commercially favorable terms upon its expiration.

Any disruption in our supplier relationships, either between Fujian Aoxuanlaisi and Fujian Longhuang, or between Fujian Aoxuanlaisi and us, could have a material adverse effect on our business. Events that adversely affect our suppliers could impair our ability to obtain caviar inventory in the quantities that we desire. Such events include problems with our suppliers’ businesses, finances, labor relations, ability to obtain caviar, costs, production, quality control, insurance and reputation, as well as natural disasters, pandemics, or other catastrophic occurrences. A failure by any current or future supplier to comply with food safety, environmental or other laws and regulations, meet required timelines, and hire and retain qualified employees may disrupt our supply of products.

In the event of any early termination or non-renewal of the Caviar Sales Agreement with Fujian Aoxuanlaisi or any early termination or non-renewal of long-term exclusive sales agreement between Fujian Aoxuanlaisi and Fujian Longhuang, or in the event of any disruption, delay or inability on the part of with Fujian Aoxuanlaisi in making sufficient and quality supply to us, we cannot assure you that we would be able to identify alternative suppliers on commercially acceptable terms which may thereby result in material and adverse effects on our business, financial conditions and operating results. Failure to find a suitable replacement, even on a temporary basis, would have an adverse effect on our brand image, financial conditions, and the result of operations. Further, should there be any changes in the commercial terms of the Caviar Sales Agreement, especially to the effect that we could no longer act as the exclusive distributor of Fujian Aoxuanlaisi in Hong Kong and Macau, we may face an increase in competition, and we may not be able to continue to procure caviar from the PRC sturgeon farm on commercially acceptable terms.

If Fujian Aoxuanlaisi fails to deliver the caviar raw product we need on the terms we have agreed, we may be challenged to secure alternative sources at commercially acceptable prices or on other satisfactory terms, in a timely manner. Any extended delays in securing an alternative source could result in production delays and late shipments of our products to distributors and end-customers, which could materially and adversely affect our customer relationships, profitability, results of operations, and financial condition. If we experience significant increased demand for our products, there can be no assurance that additional supplies of caviar raw product will be available for us when required on acceptable terms, or at all, or that Fujian Aoxuanlaisi or any supplier would allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner or meet our strict quality standards. Even if our existing supplier is able to meet our needs or we are able to find new sources of caviar supply, we may encounter delays in production, inconsistencies in quality, and added costs. We are not likely to be able to pass increased costs to the customer immediately, if at all, which may decrease or eliminate our profitability in any period. Any delays or interruption in or increased costs of our supply of caviar could have a material and adverse effect on our ability to meet consumer demand for our products and result in lower net sales and profitability both in the short and long term.

Adverse weather conditions, natural disasters, disease, pests and other natural conditions, or shutdown, interruption, and damage to the PRC sturgeon farm, or lack of availability of power, fuel, oxygen, eggs, water, or other key components needed for the operations of the PRC sturgeon farm, could result a loss of a material percentage of our caviar raw product supply and a material adverse effect on our operations, business results, reputation, and the value of our brands.

Our ability to ensure a continuing supply of caviar raw product from our suppliers depends on many factors beyond our control. An interruption in the power, fuel, oxygen supply, water quality systems, or other critical infrastructure of an aquaculture facility for more than a short period of time could lead to the loss of a large number of sturgeon, hence the caviar supply. A shutdown of or damage to PRC sturgeon farm due to natural disaster, reduction in water supply, deterioration of water quality, contamination of aquifers, interruption in services, or human interference could result in a loss of supply of caviar for production. Sturgeon farming of the PRC sturgeon farm is vulnerable to adverse weather conditions, including severe rains, drought and temperature extremes, typhoon, floods and windstorms, which are quite common but difficult to predict. Sturgeon farms are vulnerable to disease and pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. Unfavorable growing conditions caused by these factors can reduce both sturgeon populations of our supplier and the quality of the sturgeon, and, in extreme cases, entire harvests may be lost. Additionally, adverse weather or natural disasters, including earthquakes, winter storms, droughts, or fires, could impact the manufacturing and business facilities of our supplier, which could result in significant costs and meaningfully reduce our capacity to fulfill orders and maintain normal business operations. These factors may result in lower sales volume and increased costs due increased costs of products. Incremental costs, including transportation, may also be incurred if we need to find alternate short-term supplies of products from alternative areas. These factors can increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, results of operations and financial condition.

Climate change may have a long-term adverse impact on our business and operations.

Climate change may have an adverse impact on global temperatures, weather patterns, and the frequency and severity of extreme weather and natural disasters. In the event that climate change may a negative effect on sturgeon or caviar productivity of our supplier, we may be subject to decreased availability or less favorable pricing for caviar raw product or other commodities that are necessary for our products. Extreme weather conditions may adversely impact the sturgeon farm or facilities of our supplier, lead to the disruption of distribution networks or the availability and cost of key raw materials used by us in production, or the demand for our products. As a result of climate change, our caviar suppliers or their suppliers are highly rely on the availability and quality of water, and could be materially and adversely impacted by to decreased availability of water, deteriorated quality of water or less favorable pricing for water, which could adversely impact their production and thus our operations and sales, profitability, results of operations and financial condition.

Our business is affected by the quality and quantity of the caviar that is harvested by the PRC sturgeon farm.

Our ability to successfully sell our product and the price therefor, is highly dependent on the quality of the caviar supplied by the PRC sturgeon farm operated by Fujian Longhuang. A number of factors can negatively affect the quality of the caviar sold, including the quality of the broodstock, water conditions in the farm, the food and additives consumed by the fish, population levels in the farm, and the amount of time that it takes to bring a sturgeon to harvest, including transportation and processing, all of which are beyond our control. Optimal growing conditions cannot always be assured. Furthermore, if our caviar product supplied by the PRC sturgeon farm is perceived by the market to be of lower quality than other available sources, we may experience reduced demand for our product and may not be able to sell our products at the prices that we expect or at all. As we continue to expand our operations and to establish relationship with new sturgeon farms, we potentially may face additional challenges with maintaining the quality of our products. We cannot guarantee that we will not face quality issues in the future, any of which could cause damage to our reputation, and a loss of consumer confidence in our products, which could have a material adverse effect on our business results and the value of our brands.

Caviar as the luxury food items, any real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition and results of operations. Although we believe we have a rigorous quality control process, there can be no assurance that our products will always comply with the standards set for our products.

Additionally, we have no control over our products once purchased by consumers. Accordingly, consumers may store our products improperly or for long periods of time, which may adversely affect the quality and safety of our products. While we have procedures in place to handle consumer questions and complaints, there can be no assurance that our responses will be satisfactory to consumers, which could harm our reputation. If consumers do not perceive our products to be safe or of high quality as a result of such actions outside our control or if they believe that we did not respond to a complaint in a satisfactory manner, then the value of our brand would be diminished, and our reputation, business, financial condition and results of operations would be adversely affected. Any loss of confidence on the part of consumers in our products or in the safety and quality of our products would be difficult and costly to overcome. Any such adverse effect c may significantly reduce our brand value. Issues regarding the safety of any of our products, regardless of the cause, may adversely affect our business, financial condition and results of operations.

We operate in a highly regulated industry.

Wild sturgeon is one the most critically endangered species worldwide. Since 1998, international trade in all species of sturgeons has been regulated under Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) owing to concerns over the impact of unsustainable harvesting of and illegal trade in sturgeon populations in the wild. The CITES listing of all species of sturgeon means that caviar, the unfertilized sturgeon roe, from wild-caught sturgeon can no longer be traded, but caviar from captive bred sturgeon is exempt.

As a supplier of captive bred caviar, which is not only a food product intended for human consumption, but also a product that is regulated worldwide under the CITES, we are therefore subject to extensive governmental regulation. We must comply with various laws and regulations in Hong Kong as well as laws and regulations administered by government entities and agencies outside Hong Kong. Both the PRC and Hong Kong are parties to CITES. Pursuant to the Protection of Endangered Species of Animals and Plants Ordinance (Chapter 586 of the Laws of Hong Kong) (the “PESO”), the importation, introduction from the sea, exportation, re-exportation and possession or control of specified endangered species of animals and plants, along with parts and derivatives of those species, are regulated under the PESO. Schedule 1 to the PESO sets out a list of species and categorizes them into different appendices which are regulated with varying degrees of control under the PESO. Sturgeons are included as regulated species under the PESO. For further details on the regulations applicable to us and our business, please refer to the section titled “Regulations”.

With respect to our importation of caviar from the PRC sturgeon farm into Hong Kong, the PRC sturgeon farm is responsible for applying for and obtaining CITES permit from the relevant regulatory authority in the PRC; whereas the supply chain management company is responsible for applying for and obtaining import license from the Director of Agriculture, Fisheries and Conservation Department of Hong Kong on our behalf. The CITES permit needs to be submitted to the customs of HK before the caviar is accepted to HK territories. As of the date of this annual report, the PRC sturgeon farm, through its sole appointed distributor for overseas market, possesses the requisite import and export qualification and permit in the PRC. We have obtained all required CITES permits as well as the export and re-export license in respect of each batch of caviar exported to Hong Kong. With respect to our exportation of caviar from Hong Kong to foreign countries, we have engaged the supply chain management company to apply for and obtain re-export license from the Director of Agriculture, Fisheries and Conservation Department of Hong Kong on our behalf.

In the event that the PRC sturgeon farm or we were found to be in violation of the relevant laws and regulations in respect of CITES, and such violations materially impacted the ability of the PRC sturgeon farm or us to continue to export caviar, our business operation will be significantly disturbed, and our business, financial conditions, results of operations and prospects could be materially and adversely affected.

We confirm that all the required CITES permits and export and re-export licenses required for our business operation have been received. To ensure third party compliance with the applicable permitting and licensing requirements, we have employed the following control measures:

●	We require the PRC sturgeon farm or its agent to provide the requisite import and export qualification and permit in the PRC for our confirmation each year;

●	We examine the required CITES permit in respect of each batch of caviar exported by the PRC sturgeon farm or its agent passed through its distributor to us. If we discover that the distributor has failed to obtain the required CITES permit, we reject the respective batch of caviar exported to us; and

●	We examine the re-export license obtained by the supply chain management company on our behalf and ensure the supply chain management company obtain all the required licenses.

In the event that that the PRC sturgeon farm fails to obtain the required CITES permits, the shipment may experience delay in clearance, seized by authorities or returned. In the event that the supply chain management company fails to obtain the required re-export license on our behalf, we may face prosecution, fine and forfeiture of our products. In such events our business, financial conditions, our results of operations and prospects could be materially and adversely affected by the disruption of supply and the failure to export. Furthermore, the relevant laws, regulations and rules are subject to modification and change. We cannot predict the impact that any such change would have on the caviar industry generally or on our business in particular. Any legislative or regulatory change that imposes further restriction on, among other things, the production, processing, import or export of caviar, could disrupt our supply of caviar or increase our compliance costs, which could materially and adversely affect our business, financial condition, results of operations and prospects.

In addition to PESO and CITES, as a food supplier, we are also subject to law and regulations regarding product manufacturing, food safety, required testing, and appropriate labeling and marketing of our products in Hong Kong or overseas. It is possible that such laws and regulations the governing bodies or the interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the relevant governing bodies laws or regulations and any such non-compliance could harm our business. The failure to comply with applicable regulatory requirements could result in, among other things, administrative, civil, or criminal penalties or fines, mandatory or voluntary product recalls, warning, cease orders against operations, closure of facilities or operations, the loss, revocation, or modification of any existing licenses, permits, registrations, or approvals or the failure to obtain additional licenses, permits, registrations, or approvals in new jurisdictions where we intend to do business, any of which could negatively affect our business, reputation, financial condition, and results of operations.

We are subject to the risks associated with sourcing and manufacturing products from, and selling our product outside of Hong Kong, which could adversely affect our business.

Our direct purchases from non-Hong Kong suppliers represented substantially all of our raw material purchases in the fiscal years 2023, 2022 and 2021, and we expect we will continue to do so. Furthermore, although substantially all of our distributors are in Hong Kong, from our understanding, significant portion of our product are sold overseas by our distributors. We may also in the future enter into agreements with distributors in foreign countries to sell our products. All of these activities are subject to the uncertainties associated with international sales and distribution, including:

●	difficulties with foreign and geographically dispersed operations;

●	having to comply with various Hong Kong and international laws;

●	changes and uncertainties relating to foreign rules and regulations;

●	tariffs, export or import restrictions, restrictions on remittances abroad, imposition of duties or taxes that limit our ability to import necessary materials;

●	limitations on our ability to enter into cost-effective arrangements with distributors overseas, or at all;

●	fluctuations in foreign currency exchange rates;

●	imposition of limitations on production, sale, or export in foreign countries, including due to COVID-19 or other epidemics, pandemics, outbreaks and quarantines;

●	imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign processors or joint ventures;

●	economic, political, environmental, health-related or social instability in foreign countries and regions;

●	an inability, or reduced ability, to protect our intellectual property;

●	availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us;

●	difficulties in recruiting and retaining personnel, and managing international operations;

●	difficulties in enforcing contracts and legal decisions; and

●	less developed infrastructure.

We expect each market to have particular regulatory and funding hurdles to overcome, and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could harm our business. If we expend significant time and resources on expansion plans that fail or are delayed, our reputation, business and financial condition may be adversely affected.

Our operations, revenue and profitability could be adversely affected if we fail to adhere to Hong Kong and international regulations to which we are subject to, or due to the changes in laws and regulations in the countries where we do business.

We source the caviar from the sturgeon farm in the PRC. Furthermore, we substantially rely on the third-party distributors to place and export our products into the overseas market from Hong Kong. Therefore, we along with our suppliers and distributors may be subject to a variety of Hong Kong and foreign laws and government regulations applicable to food products and caviar trade, including numerous licensing requirements, trade and pricing practices, tax, environmental matters, food safety and other laws and regulations relating to the sourcing, manufacturing, storing, labeling, marketing, advertising, selling, displaying, transporting, distributing and usage of our products in in Hong Kong and outside the Hong Kong in markets in which we source caviar or which our products may be stored, distributed, marketed, transported or sold.

The governments of countries into which we source raw product or our distributors sell our caviar products, from time to time, may consider regulatory proposals relating to raw materials, tax, food safety and quality, markets, and environmental regulations, which, if adopted, could lead to disruptions in distribution of our products, which, in turn, could affect our profitability. Furthermore, we are not able to control or monitor the markets or jurisdictions where our distributors place or sell our products, and we do not have any agreements or understandings with our distributors regarding the distribution of our product in the foreign market. Therefore, there are significant uncertainty as to the foreign laws and regulations in markets or jurisdictions where we, or our product, may be subject to. The compliance with these highly uncertain, new, evolving, or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, evolving, or changed interpretations or enforcement of existing laws or regulations, may have a material adverse effect on our business, financial condition or operating results.

Changes in legal or regulatory requirements, such as new food safety requirements and revised labeling regulations, or evolving interpretations, of existing legal or regulatory requirements, may result in increased compliance costs, capital expenditures, and other financial obligations that could adversely affect our business or financial results. If we are found in violation of the applicable laws and regulations in markets where our distributors sell our product, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have a material adverse effect on our business. Even if regulatory agency review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation. Further, modifications to international trade policy, including the imposition of increased or new tariffs, quotas, or trade barriers, could have a negative impact on us or the industries we serve, including as a result of related uncertainty, and could materially and adversely impact our business, financial condition, operating results, and cash flows.

In addition, our international sales could be adversely affected by violations of the anti-money laundering and trade sanction laws and similar anti-corruption and international trade laws. Misconducts, including illegal, fraudulent or collusive activities, by our distributors, suppliers, business partners, or our agent may harm our brand and reputation and adversely affect our business and results of operations. It is not always possible to identify and deter such misconduct, and the precautions we take to detect and prevent these activities may not be effective. Violations of laws or allegations of such violations, regardless in Hong Kong or in foreign countries where our suppliers are located or our distributors operate, could materially and adversely affect our reputation, disrupt our business and result in a material adverse effect on our results of operations, cash flows, and financial condition. Our growth strategy depends in part on our ability to expand our operations globally. Competition in various markets is increasing as our competitors grow their global operations and low-cost local manufacturers expand and improve their production capacities. However, certain markets may have greater political, economic, and currency volatility and greater vulnerability to infrastructure and labor disruptions than more established markets. If we cannot successfully manage associated political, economic, and regulatory risks, our product sales, financial condition, and results of operations could be materially and adversely affected.

There is no assurance that our customers will continue to place purchase orders with us.

All of our customers place purchase orders with us on an as-needed basis. We normally enter into distributorship agreement with our F&B related distributor customers for a term of one year. During the contract term, our F&B related distributor customers are entitled to place purchase orders with us for each of our products at the unit price, which is typically agreed at a fixed price per kilogram, set forth in the distributorship agreement. There is no assurance that our F&B related distributor customers will renew the framework sales agreement with us with similar terms and conditions.

Further, all of our customers place purchase orders with us on an as-needed basis. There is no assurance that our major customers will continue to place purchase orders with us in the future. In the event that any of our major customers ceases to place purchase orders with us, reduces the amount of their purchase orders with us, or requests for more favorable terms and conditions, our business, results of operations, financial conditions and future prospects may be adversely affected.

Our four and three largest customers accounted for a significant portion of our total revenue for the year ended December 31, 2023 and 2022, respectively.

We derive a substantial portion of our revenue from a limited number of major customers, all of which are our distributors. For the year ended December 31, 2022, there were four customers each generated over 10% of our total revenue for the year, and they in aggregate accounted for approximately 82.6% of our total revenue for the year. One of these four customers is our related party and all of our transactions with such related party have been ceased after December 31, 2022. Our top five customers are Sunfun (China) Limited, accounting for 37.4% of our sales volume, Channel Power Limited, accounting for 17.7% of sales volume, Beauty and Health International Company Limited, accounting for 15% of sales volume, Beauty and Health International E-Commerce Limited, accounting for 12.5% of our sales volume, and Mother Nature Health (HK) Limited, accounting for 9.4% of our sales volume. For the year ended December 31, 2023, there were three customers each generating over 10% of our total revenue for the period, and they in aggregate accounted for approximately 75.5% of our sales volume. Our top three customers for the year ended December 31, 2023 are, Mother Nature Health (HK) Limited, accounting for 34.5 % of our sales volume in the period, Sunfun (China) Limited, accounting for 25.0% of our sales volume, A One Marketing Limited accounting for 16.5% of our sales volume.

There is no assurance that any of our major customers will continue to place purchase orders with us in the future. These distributors or any other large customers in the future, may take actions that affect us for reasons it cannot anticipate or control, such as their financial condition, changes in their business strategy or operations, the perceived quality of our products and the availability of competing products. There can be no assurance our customers will continue to purchase its products in the same quantities or on the same terms as in the past. Our major customers rarely provide us with firm, long- or short-term volume purchase commitments. As a result, our customers could significantly decrease or cease their business with us with limited or no notice, and we could have periods with limited orders for our products while still incurring costs related to workforce maintenance, marketing general corporate expenses and other overheads. We may not find new customers to supplement its revenue in periods when it experiences reduced purchase orders, or recover fixed costs incurred during those periods, which could materially and adversely affect our business, financial condition and results of operations. In the event that any of these major customers ceases to place purchase orders with us or reduces the amount of their purchase orders with us, our business, results of operations, financial condition and future prospects may be adversely affected.

Any inability to resolve a significant dispute with any of our key customers, a change in the business condition (financial or otherwise) of any of our key customers, even if unrelated to us, or the loss of or a reduction in sales or anticipated sales to one or more of our most significant distributors may negatively affect us. These major customers may seek to leverage their positions to improve their profitability by demanding improved efficiency, lower pricing, more favorable terms, increased promotional spend, or specifically tailored product or promotional offerings, which may have a material adverse effect on our business, results of operations, and financial condition. A reduction in sales to one or more major customers could have a material adverse effect on our business, financial condition, and results of operations.

We rely on third-party distributors to place our products into the market and we may not be able to control our distributors.

Our customers primarily and substantially consist of the distributors in food and beverage industry, where their end customers are luxurious hotels and restaurants. As we substantially sell and distribute our products through distributors, any one of the following events could result in fluctuation or decline in our revenue and could result in material adverse impact on our financial conditions and results of operations:

●	reduction, delay or cancelation of orders from one or more of our distributors;

●	failure to renew distributorship agreements and maintain relationships with our existing distributors;

●	failure to establish relationships with new distributors on favorable terms; and

●	inability to timely identify additional or replacement distributors upon the loss of one or more of our distributors.

We may not be able to successfully manage our distributors. If the sales volume of our caviar products to consumers are not maintained at a satisfactory level, our distributors may not place or lower their purchase orders placed with us. For international markets, we depend exclusively on third-parties distributor to reach the end-customers. Our success in these markets depends almost entirely upon the efforts of our distributors and logistics and fulfillment partners, over whom we have little or no control. If a distributor or logistics or fulfillment partner, fails to fulfill its contracted services, for any reason, we could lose sales and our ability to compete in that market may be adversely affected. The occurrence of any of these factors could result in a significant decrease in the sales volume of our products and therefore adversely affect our financial conditions and results of operations.

Product contamination and the failure to maintain food safety and consistent quality could have a material and adverse effect on our brand, business and financial performance.

Food safety and quality control are of paramount importance to our reputation and business, and we face an inherent risk of food contamination and liability claims. To ensure food safety and quality, we have established a comprehensive set of standards and requirements covering each facet of our supply chain, ranging from procurement, logistics, warehousing to packaging as detailed in the section titled “Business — Quality Control.” However, due to the rapid growth in scale of our operations, there is no assurance that our quality control systems will prove to be effective at all times, or that we can identify any defects in our quality control systems in a timely manner. The sale of products for human use and consumption involves the risk of injury or illness to the end-consumers. Such injuries may result from inadvertent mislabeling, tampering by unauthorized third parties, product contamination or spoilage, the presence of foreign objects, substances, chemicals, or residues introduced during the packing, storage, handling or transportation phases. Any food contamination that we fail to detect or prevent could adversely affect the quality of our caviar products, which could lead to liability claims, and the imposition of penalties or fines by relevant authorities.

Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our distributor or our other customers, depending on the circumstances, to recall or withdraw products, suspend production of our products, or cease operations. in accordance with the laws and regulations in the jurisdictions in which we operate our business or distribute our products. Food recalls could result in significant losses due to their associated costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors or customers and a potential negative impact on our ability to attract new customers and maintain our current customer base due to negative consumer experiences or because of an adverse impact on our brand and reputation. In addition, as a caviar supplier, our product may be subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. Food business operators like us, or our distributors, must at all stages of production, sales and distribution within the businesses under their control ensure that foods satisfy the requirements of food related laws and regulations, in particular as to food safety. If we or our distributors do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, financial condition and results of operations.

Even if a situation does not necessitate a recall or market withdrawal, product liability claims might be asserted against us. While we are subject to governmental inspection and regulations and believe our facilities and those of our suppliers, supply-chain management company, logistic service providers, and the distributors will comply in all material respects with all applicable laws and regulations, there can be no assurance that our caviar supplier, logistic service provider, and distributors will always be able to adopt appropriate quality control systems and meet our quality control requirements in respect of the products or services they provide. Any failure of our caviar supplier, logistic service provider, or distributor to provide satisfactory products or services could harm our reputation and adversely impact our operations. If the consumption of any of our products causes, or is alleged to have caused, a health-related illness or death to a consumer, we may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or physical harm could cause consumers to lose confidence in the safety and quality of our products.

Furthermore, we currently do not maintain any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful product liability claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments.

Our business depends to a significant extent upon general economic conditions, consumer demand, preferences and discretionary spending patterns.

Our success is, and will continue to be, dependent on our ability to select, source and sell quality caviar products. However, there is no assurance that we will always succeed in selecting and sourcing quality caviar supplies that cater to the preferences and needs of consumers or achieve anticipated sales at competitive prices.

As our caviar products are served at places such as menu-driven high-end restaurants, fine dining establishments, private clubs, hotels, caterers and specialty food stores, our business is significant exposed to the volatility of the general economic conditions and reductions in disposable income levels and discretionary consumer spending. Consumers’ willingness to purchase our caviar products may fluctuate as a result of changes in national, regional or global economic conditions, disposable income, discretionary spending, lifestyle choices, public perception of caviar, publicity of our caviar products or our competitors. Future economic conditions such as employment levels, business conditions, housing, interest rates, inflation rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. The demand for our caviar products may be adversely affected from time to time by economic downturns.

If the weak economy continues for a prolonged period of time or worsens, the consumers may choose to spend discretionary money less frequently which could result in a decline in consumers’ purchases of luxury food items, particularly in more expensive restaurants or more expensive food items, and, consequently, the businesses of our target customers by, among other things, reducing the frequency with which our customers’ customers choose to order luxury food items or the amount they spend on meals while dining out. If our customers’ sales decrease, our profitability could decline. Moreover, if the negative economic conditions persist for an extended period of time, consumers might ultimately make long-lasting changes to their discretionary spending behavior, including dining out less frequently on a permanent basis. Accordingly, adverse changes to consumer preferences or consumer discretionary spending, each of which could be affected by many different factors which are out of our control, could harm our business, financial condition or results of operations. Our continued success will depend in part upon our ability to anticipate, identify and respond to changing economic and other conditions and the impact that they may have on discretionary consumer spending. If we fail to successfully adapt our business strategy, brand image and product portfolio to changes in market trends or shifts in consumer preferences and spending patterns, our business, financial conditions and results of operations may be materially and adversely affected.

Failure to compete effectively may adversely affect our market share and profitability.

The industry we operate in is competitive with respect to, among other things, brand recognition, consistent quality, services and prices. Our competitors include a variety of regional, national and international caviar suppliers. Furthermore, new competitors may emerge from time to time, which may further intensify the competition. Increased competition may reduce our margins and market share and impact brand recognition, or result in significant losses. When we set prices, we have to consider how competitors have set prices for the same or similar products. When they cut prices or offer additional benefits to compete with us, we may have to lower our own prices or offer additional benefits or risk losing market share, either of which could harm our financial conditions and results of operations.

Some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more comprehensive distribution network, better access to consumers, higher penetration in certain regions or greater financial, technical or marketing resources than we do. In addition, some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to secure more caviar supplies or to their digitalized supply chain management system. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial conditions and results of operations.

Our ability to effectively compete will depend on various factors, including expansion of our global market presence, enhancement of our sales and marketing activities, expansion of product portfolio and customer base. Failure to successfully compete may prevent us from increasing or sustaining our revenue and profitability and potentially lead to a loss of market share, which could have a material and adverse effect on our business, financial conditions and results of operations.

Our business depends significantly on the market recognition of our trademarks and brand names. Any damage to our trademarks, brand names or reputation, or any failure to effectively promote our brands, could materially and adversely impact our business and results of operations.

We believe that the market recognition of our trademarks and brand names among our customers have contributed significantly to the growth and success of our business. Therefore, maintaining and enhancing the recognition and image of our brands is critical to our ability to differentiate our caviar products and to compete effectively. Nevertheless, whether we are able to maintain and enhance the recognition and image of our brands is subject to our ability in:

●	maintaining the popularity, attractiveness, diversity and quality of our caviar products;

●	maintaining or improving customers’ satisfaction with the quality of our caviar products;

●	offering and maintaining a wide selection of high-quality caviar products;

●	increasing brand awareness through marketing and brand promotion activities; and

●	preserving our reputation and goodwill in the event of any negative publicity, internet and data security, product quality, price authenticity, or other issues affecting us or the caviar industry.

In the event consumers perceive or experience a reduction in the quality of our products or service, or consider in any way that we fail to deliver quality products consistently, our brand value could suffer, which could have a material and adverse effect on our business.

Furthermore, our established brand recognition may attract imitators who intentionally use highly similar trademarks, trade names and/or logos with ours to mislead potential consumers, which may significantly harm our reputation and brand image, thereby causing a decline in our financial performance, reduction in our market share, as well as an increase in the amount of resources for our anti-counterfeiting efforts. We cannot assure you that our measures will provide effective prevention and any infringement act could adversely affect our reputation, results of operations and financial condition.

We may not be able to adequately protect our intellectual properties, or we may be subject to intellectual property infringement claims or other allegations by third parties, either of which could adversely affect our business and operations.

We rely on a combination of trademarks, copyrights, trade secrets and other intellectual property laws to protect our trademarks, copyrights, trade secrets and other intellectual property rights. As at the date of this annual report, we have registered trademarks in Hong Kong, Macau and the PRC, respectively.

We cannot ensure that third parties will not infringe our intellectual property rights. We may, from time to time, have to initiate litigation, arbitration or other legal proceedings to protect our intellectual property rights. Regardless of the judgment, such process would be lengthy and costly as well as divert management’s time and attention, thereby resulting in material and adverse impacts on our business, financial conditions and results of operations.

Conversely, there is also a risk that third parties may bring a claim against us for infringing their intellectual property rights, thereby requiring us to defend or settle any related intellectual property infringement allegations or disputes. Defending against such claims could be costly, and if we are unsuccessful in defending such claims, we may be prohibited from continuing to use such proprietary information in the future, or may be compelled to pay damages, royalties or other expenses for the use of such proprietary information. Any of the above could negatively affect our sales, profitability, business operations and prospects.

Failure by our supply chain service or transportation providers or distributors to deliver our raw materials to us or our products to customers on time or at all could result in lost sales.

Historically and as of the date of annual report, we have engaged Sunfun (China) Limited (“Sunfun China”), a supply chain management company in Hong Kong as the principal transportation provider for the delivery of finished products to our distributors and the shipment of caviar to our food processing factory through cold-chain. Our utilization of the third-party supply chain and transportation services is subject to risks, including the effects of health epidemics or pandemics or other contagious outbreaks, such as the COVID-19 pandemic, any shortage of drivers and workers, increases in fuel prices, which would increase our shipping costs, employee strikes, labor shortages, failure to meet customer standards, and severe weather conditions and natural disasters such as fires, floods, typhoon, storms, or earthquakes. These risks may impact the ability of Sunfun China or other supply chain and transportation services providers to provide logistics and transportation services that adequately meet our shipping needs. If Sunfun China or other supply chain and transportation services providers were to fail to deliver raw materials to us in a timely manner, or fail to deliver our products to our customers in a timely manner, we might be unable to meet customer and consumer demands for our products.

Furthermore, notwithstanding we have implemented comprehensive set of operation manual and technical protocols with respect to temperature, hygiene and physical conditions for caviar in transit, we cannot assure you that Sunfun China or any other supply chain management company we may engage would follow strictly, and the services provided by the supply chain management company may be interrupted, suspended or cancelled due to unforeseen events, which could cause the rotting of our caviar products and increase our loss rate.

Although we do not rely on Sunfun China for transportation services, and Sunfun China’s transportation and supply chain services is provided on an as-needed basis, Sunfun has been historically and currently responsible for a significant portion of our shipping needs. Any disruption in our relationship with Sunfun China or the ability of Sunfun China to fulfill its services could affect our business. We may change to other third-party transportation providers at any time, but we could incur costs and expend resources in connection with such change, and we may not be able to obtain terms as favorable as those we receive from Sunfun China, which in turn would increase our costs and adversely affect our business. Any failure of Sunfun China or other third-party transportation provider to deliver raw materials or finished products in a timely manner could harm our reputation, negatively impact our customer relationships, and have a material adverse effect on our financial condition or results of operations.

For our international markets, we depend exclusively on the distributors to reach our customers. Our success in these markets depends entirely upon the efforts of our distributors and their logistics and fulfillment services supplier, over whom we have no control. If a distributor or logistics or fulfillment service provider, fails to fulfill its contracted services, for any reason, we could lose sales and our ability to compete in that market may be adversely affected.

Our caviar products are processed in our single food processing facility and any damage to or disruption at this facility would materially and adversely affect its business, financial condition and results of operations.

We process substantially all of our products at a single food processing factory leased from and operated by Sunfun China, the supply chain management service provider we have engaged since 2021. Any facility disruption, equipment failures, natural disaster, fire, power interruption, pandemic, work stoppage (such as due to a COVID-19 outbreak or otherwise), regulatory or food safety issue or other problem at this facility would significantly disrupt our ability to process and deliver our products and operate its business. The facility and equipment is costly and may require substantial time to replace or repair if necessary. During such time, we may not be able to find suitable factory to replace the output from our facility on a timely basis or at a reasonable cost, if at all. We may also experience facility shutdowns or periods of reduced production because of regulatory issues, equipment failure or delays in deliveries. Any such disruption or unanticipated event may cause significant interruptions or delays in our business. Any disruption in the operation of our facility, or damage to a material amount of our equipment or inventory, would materially and adversely affect our business, financial condition and results of operations.

We do not own any real properties. The lease agreement for our food processing factory has a term of 18 months and may be renewed upon mutual agreement. The current lease with Sunfun China commenced from February 11, 2023 and until September 10, 2024. There is no assurance that such tenancy agreement will not be terminated before its expiration or will be renewed on commercially favorable terms. In the event that the tenancy agreement is terminated or not renewed, our business and operation may be interrupted and adversely affected as we will have to relocate our food processing factory to other premises. In the event that we fail to relocate our food processing factory to suitable alternative premises in a timely manner or at all, our business operations, financial position, results of operations and reputation would be adversely affected. Even if we are able to relocate our food processing factory to an alternative premises, such relocation will incur relocation costs, which may be substantial and in turn adversely affect our financial conditions. Besides, in the event that our rental expenses for the food processing factory increase, our operating expenses will increase which will in turn materially and adversely affect our business, results of operations and prospects.

We currently rely on third-party supply chain management company to operate the food processing factory and provision of labor for product packaging. Any failure to adequately store, maintain and deliver our products could materially adversely affect our business, reputation, financial condition, and operating results.

Our ability to adequately process, store, maintain, and deliver our caviar products is critical to our business. We contract with third-party supply chain management company, to operate of our food processing factory and to provide labor for packaging and delivery services for our products. As of the date of Annual Report, we have contracted Sunfun China to operate the aforesaid activities on our behalf. In order to maintain the quality, safety and freshness of our caviar products, the food processing factory is equipped with temperature control system that mandates a prescribed temperature range. Any unexpected and adverse changes in the optimal storage conditions of our food processing factory may expedite the deterioration of such products and in turn heighten the risk of inventory obsolescence or exposure to litigation matters. Any failure by Sunfun China or the third-party supply chain management business partner to adequately store, maintain, or transport our products could negatively impact the safety, quality and merchantability of our products and the experience of our customers. The occurrence of any of these risks could materially adversely affect our business, reputation, financial condition, and operating results. In the event of extended power outages, labor disruptions, natural disasters or other catastrophic occurrences, failures of the temperature control system systems in the food processing factory, warehouses or delivery vehicles, or other circumstances, our inability to store inventory at the controlled temperatures could result in significant product inventory losses, as well as increased risk of food-borne illnesses and other food safety incidents.

Further, we rely on the supply chain management company for the provision of labor for carrying out product packaging at our food processing factory. There is no guarantee that the supply chain management company will be able to supply stable labor force or continue to supply labor at fees acceptable to us or our relationship with them could be maintained in the future. Any disruption, delay or inability of the supply chain management company in supplying processing labor to us may materially and adversely affect our business, results of operations, financial conditions and prospects.

There is no assurance that the quality of works provided by the processing labor from the supply chain management company can fulfil the requirements of us or our customers. We may not be able to monitor the performance of the processing staff supplied by the supply chain management company as directly and efficiently as with our own labor, thereby exposing us to the risks associated with non-performance, late performance or sub-standard performance ofthe processing staff. Since we remain accountable to our customers for the performance of the processing staff, we may incur additional costs or be subject to liability under the relevant contracts between us and our customers for the processing staff’s unsatisfactory performance, thereby resulting in material adverse impacts on our reputation, business operation and financial position.

Failure to maintain and renew the food factory license for our food processing factory premises may materially and adversely our business and results of operations.

Pursuant to section 31(1) of the Food Business Regulation (Chapter 132X of the Laws of Hong Kong) (“FBR”), no person shall carry on or cause, permit or suffer to be carried on any food factory business except under and in accordance with a food factory license from the Food and Environmental Hygiene Department of Hong Kong (the “FEHD”), which is required for the food business involving the preparation of food for sale for human consumption off the premises.

The FEHD may grant a provisional food factory license to a new applicant who has fulfilled the basic requirements in accordance with the FBR pending fulfilment of all outstanding requirements for the issue of a full food factory license. A provisional food factory licenses is valid for a period of six months or lesser and a full food factory license is valid generally for a period of one year, both subject to payment of the prescribed license fees and continuous compliance with the requirements under the relevant legislation and regulations. A provisional food factory license is renewable once and a full food factory license is renewable annually.

We have leased a food processing factory located in Tsuen Wan, Hong Kong from the supply chain management company for carrying out the packaging and labelling of our caviar products. The food processing factory has obtained a full food factory license from the Food and Environmental Hygiene Department of Hong Kong which is essential for food business involving the preparation of food for sale for human consumption off the premises. The license is valid for one year from April 18, 2024 to April 17, 2025, subject to further renewal. In compliance with the FBR, we rely on the landlord of our food processing factory premises to apply for, maintain and renew the food factory license from the FEHD for the operation of our food processing factory premises. There is no assurance that our food processing factory premises will obtain the required food factory license. If we or the landlord fails to comply with the applicable requirements or any required conditions, the food factory license may be suspended, cancelled or denied renewal upon its expiry, which could result in disruption to our ongoing business and thereby materially and adversely affect our business, financial position, results of operations and prospects. We may also be liable to fines and/or other legal consequences for failure to obtain the necessary approvals, licenses and permits, which may materially and adversely affect our business and results of operations.

Failure to manage our inventory effectively could increase our loss rate, lower our profit margins, or cause us to lose sales, either of which could have a material adverse effect on our business, financial conditions and results of operations.

Managing our inventory effectively is critical to the success of our business. Since caviar is perishable in nature, if we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. Moreover, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. These factors may materially and adversely affect our results of operations and financial conditions. Further, we are exposed to inventory risks as a result of a variety of factors beyond our control, including changes in consumer preferences or economic conditions, uncertainty of market acceptance of new caviar products, etc. We cannot assure you that there will not be under-stocking or over-stocking of inventory.

We are subject to credit risk in relation to the collectability of our trade receivables from customers.

We generally grant a credit period of 30 to 60 days to our customers. We cannot assure you that our customers will make payment in full to us on a timely basis. Delays in receiving payments from or non-payment by our customers may result in pressure on our cash flow position and our ability to meet our working capital requirements. Our liquidity and cash flows from operations may be materially and adversely affected if our collection periods lengthen further or if we encounter any material defaults of payment, or provisions for impairment, of our trade receivables from customers. Should these events occur, we may be required to obtain working capital from other sources, such as from third-party financing, in order to maintain our daily operations, and such financing from outside sources may not be available at acceptable terms or at all.

We may not be able to maintain our historical growth rates or gross profit margins, and our operating results may fluctuate significantly. If our results fall below market expectations, the trading price of our Ordinary Shares may be affected.

We have experienced significant growth in our revenue and gross profit in the past years. We cannot assure you that we will be able to maintain our revenue growth or gross profit margins at historical levels, or at all. Moreover, our operating results may fluctuate significantly as a result of numerous factors, many of which are outside of our control. These factors include, among others:

●	our ability to maintain and further promote our operating subsidiary as a world-renowned supplier of caviar products;

●	our ability to attract new customers, maintain existing customers and expand our market share;

●	the success of our marketing and brand building efforts;

●	the timing and market acceptance of new products introduced by us or our competitors;

●	our ability to broaden our product portfolio at a reasonable cost and in a timely manner;

●	fluctuations in demand for our products as a result of changes in pricing policies by us or our competitors;

●	our ability to develop new products in response to changes in customer demographics and consumer tastes and preferences; and

●	changes in global economic conditions.

Any negative publicity regarding our Company, management team, employees or products, regardless of its veracity, could adversely affect our business.

As a fast-growing supplier of luxury caviar products, our image is highly relevant to the public’s perception of us as a business in entirety, which includes not only the quality, safety and competitiveness of our products, but also our corporate management and culture. We cannot guarantee that no one will, intentionally or incidentally, distribute information about us, especially regarding the quality and safety of our products or our internal management matters, which may result in negative perception of us by the public. Any negative publicity about us, management team, employees or products, regardless of veracity, could lead to potential loss of consumer confidence or difficulty in retaining or recruiting talent that is essential to our business operations. As a result, our business, financial conditions, results of operations, reputation and prospects may be materially and adversely affected.

We may incur higher costs in connection with our branding and marketing efforts, and some marketing campaigns may not be effective in attracting or retaining consumers.

We are dedicated to enhancing our brand awareness. As part of our sales and marketing efforts, we have proactively participated in food expo and set up pop-up stores across the world. We have also collaborated with famous food bloggers and used different online platforms and media coverage to promote and strengthen the publicity of our products. We regularly invite chefs of notable hotels and restaurants to our tasting events. However, we cannot guarantee that our marketing efforts will be well received by customers and result in higher sales. In addition, marketing trends and approaches in the caviar market are evolving, which requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences. Failure to refine our marketing approaches or to adopt new, more cost-effective marketing techniques could negatively affect our business, growth prospects and results of operations.

We have limited insurance to cover our potential losses and claims.

We purchase and maintain insurance policies that we believe are customary with the standard commercial practice in our industry and as required under the relevant laws and regulations. However, we cannot guarantee that our insurance policies will provide adequate coverage for all the risks in connection with our business operations. Consistent with customary practice in the caviar industry, we do not carry any business interruption, product liability, or litigation insurance. If we were to incur substantial losses and liabilities that are not covered by our insurance policies, we could suffer significant costs and diversion of our resources, which could have a material and adverse effect on our financial conditions and results of operations. We may be required to bear our losses to the extent that our insurance coverage is insufficient.

We are subject to risks relating to litigation and disputes, which could adversely affect our business, prospects, results of operations and financial conditions, and may face significant liabilities as a result.

We may be subject to litigation, disputes or claims of various types brought by our competitors, suppliers, customers, employees, business partners, lenders or other third parties. We cannot assure you that we will not be subject to disputes, complaints or legal proceedings in the future, which may damage our reputation, evolve into litigations or otherwise have a material adverse impact on our reputation and business.

Should any future claims against us fall outside the scope and/or limit of insurance coverage, our financial position may be adversely affected. Regardless of the merits, legal proceedings can be time-consuming and costly, and may divert our management’s attention away from our business operation, thereby adversely affecting our business operation and financial position. Legal proceedings which result in unfavorable judgment against us may cause financial losses and damages to our reputation, thereby materially and adversely affecting our business, financial position, results of operations and prospect.

Our business and reputation may be affected by product liability claims, litigation, complaints or adverse publicity in relation to our products.

As the caviar products we sell are for human consumption, there is an inherent health risk which may result from tampering by unauthorized third parties, or product contamination or degeneration, including the presence of foreign contaminants, chemicals, substances or other agents or residues during the various stages of farming, processing and transportation.

Litigation and complaints from consumers or government authorities concerning product quality, health or other issues may affect our industry as a whole and may cause consumers to avoid consuming the caviar products that we sell. Any litigation or adverse publicity surrounding any of these allegations may negatively affect our businesses, regardless of whether the allegations are true, thereby discouraging consumers from buying our products. We may also become party to various other lawsuits, claims, and other legal proceedings arising in the normal course of business, which may include lawsuits, claims, or other legal proceedings relating to the marketing and labeling of products or brand, intellectual property, contracts, product recalls or withdrawals, employment matters, environmental matters, or other aspects of our business. Even when lawsuits, claims, and other legal proceedings are not merited, the defense of lawsuits and claims divert the attention of management and other personnel and may result in adverse publicity about our products and brand, and we may incur significant expenses in defending these lawsuits and claims. In connection with claims, litigation or other legal proceedings, we may be required to pay damage awards or settlements or become subject to injunctions or other equitable remedies, which could have a material adverse effect on our financial position, cash flows, or results of operations. Certain claims may not be covered by insurance or certain covered claims may exceed applicable coverage limits, or one or more of our insurance carriers could become insolvent. The outcome of litigation is often difficult to predict and the outcome of pending or future litigation may have a material adverse effect on our financial position, cash flows, or results of operations. Adverse publicity about regulatory or legal action against us or adverse publicity about our products (including the resources needed to produce them) could damage our reputation and brand image, undermine consumer confidence, and reduce demand for our products, even if the regulatory or legal action is unfounded or not material to our operations or even if the adverse publicity regarding our products is unfounded.

Moreover, unfavorable studies or media reports (including those regarding the health impact of caviar) may have a negative impact on the public perception of caviar, whether or not the claims are accurate. We cannot guarantee that our products will not cause any health-related illnesses or injury in the future, or that we will not be subject to claims or litigation relating to such matters. If any of the above were to occur, our sales could be negatively impacted, which could have a material and adverse effect on our business, financial conditions, results of operation and prospects.

We may not be able to obtain finance from time to time to fund our operations and maintain growth.

In order to fund our operations and maintain our growth or expand our business, we may need to obtain future funding including equity financing or banking facilities from our banks from time to time. However, we may face the limitation of not having sufficient amount of security or pledge to secure additional debt financing. Further, there may be occasions where we are unable to obtain financing at commercial terms favorable or acceptable to us or at all. If these circumstances arise, our business, results of operations, and growth could be compromised.

Our growth prospects may be limited if we do not successfully implement our future plans and growth strategy.

Our growth is based on assumptions of future events which include (a) the continuous growth in the caviar industry; (b) our ability in further expanding our global market presence; (c) our ability in strengthening our sales and marketing activities; (d) expansion in our sources of caviar as well as product portfolio; and (e) expansion in our customer base. Furthermore, our future business plans may be hindered by other factors that are beyond our control, such as competition within the caviar industry and market conditions. Therefore, there is no assurance that any of our future business plans will materialize within the planned timeframe, or that our objectives will be fully or partially accomplished.

Our prospects must be considered in light of the risks and challenges which we may encounter in various stages of the development of our business. If the assumptions which underpin our future plans prove to be incorrect, our future plans may not be effective in enhancing our growth, in which case our business, financial conditions and results of operations may be adversely affected.

We may grow, in part, through acquisitions, which involve various risks, and we may not be able to identify or acquire companies consistent with our growth strategy or successfully integrate acquired businesses into our operations.

We may intend to pursue opportunities to expand our business by acquiring other companies in the future. Acquisitions involve risks, including those relating to:

●	identification of appropriate acquisition candidates;

●	negotiation of acquisitions on favorable terms and valuations;

●	integration of acquired businesses and personnel;

●	implementation of proper business and accounting controls;

●	ability to obtain financing, at favorable terms or at all;

●	diversion of management attention;

●	retention of employees and customers;

●	non-employee driver attrition;

●	unexpected liabilities; and

●	detrimental issues not discovered during due diligence.

Acquisitions also may affect our short-term cash flow and net income as we expend funds, potentially increase indebtedness and incur additional expenses. If we are not able to identify or acquire companies consistent with our growth strategy, or if we fail to successfully integrate any acquired companies into our operations, we may not achieve anticipated increases in revenue, cost savings and economies of scale, our operating results may actually decline and acquired goodwill and intangibles may become impaired.

We are dependent on our senior management team and other key employees, and the loss of any such personnel could materially and adversely affect our business, operating results and financial conditions.

We believe that our performance and success is, to a certain extent, attributable to the extensive industry knowledge and experience of our key executives and personnel. Our continued success is dependent, to a large extent, on the ability to attract and retain the services of the key management team. However, competition for key personnel in our industry is intense. We may not be able to retain the services of our directors or other key personnel, or attract and retain high-quality personnel in the future. If any of our key personnel departs from us, and we are not able to recruit a suitable replacement with comparable experience to join us on a timely basis, our business, operations and financial conditions may be materially and adversely affected.

Acts of God, acts of war, epidemics and other disasters could materially and adversely affect our business.

Our business is subject to the general and social conditions in Hong Kong, the PRC and other jurisdictions in or to which our caviar products are grown, produced, distributed or consumed. Natural disasters, epidemics, acts of God and other disasters that are beyond our control could adversely affect the economy, infrastructure and livelihood of the people of such jurisdictions. Our business, results of operations and financial conditions could be adversely affected if these natural disasters occur. Moreover, political unrest, wars and terrorist attacks may cause damage or disruption to us, our employees, suppliers or customers, any of which could adversely affect our business, results of operations, financial conditions or share price. Potential war or threat of terrorist attacks may also cause uncertainty and cause our business to suffer in ways that we cannot currently predict. We cannot control the occurrence of these catastrophic events and our business operations will at the times be subject to the risks of these uncertainties.

Any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases, including the COVID-19 outbreak, may materially and adversely affect our business, financial conditions and results of operations.

Any future occurrence of force majeure events, natural disasters or outbreaks of epidemics and contagious diseases, including avian influenza, severe acute respiratory syndrome, H1N1 influenza, Ebola virus and the recent COVID-19 outbreak in Hong Kong, the PRC and other jurisdictions in or to which our caviar products are grown, produced, distributed or consumed may materially and adversely affect our business, financial conditions and results of operations. An outbreak of an epidemic or contagious disease or other adverse public health developments in the world could result in a widespread health crisis and restrict the level of business activities in affected areas, which may, in turn, materially and adversely affect our business.

Since late 2019, the outbreak of a novel strain of coronavirus named COVID-19 has resulted in a high number of fatalities and materially and adversely affected the global economy. Widespread lockdowns, closure of work places, restrictions on mobility and travel were implemented by governments of different countries to contain the spread of the virus.

We cannot assure you that any future occurrence of natural disasters or outbreaks of epidemics and contagious diseases, or the measures taken by the government of different countries in response to such contagious diseases will not seriously disrupt our operations or those of our customers or suppliers, which may materially and adversely affect our business, financial conditions and results of operations.

Technology failures or security breaches could disrupt our operations and negatively impact our business.

In the normal course of business, we rely on information technology systems to process, transmit, and store electronic information. For example, we utilize information technology to communicate with the supplier, logistic services provider, and distributors, and to manage our production and distribution facilities and inventory. Information technology systems are also integral to the reporting of our results of operations. Furthermore, a significant portion of the communications between, and storage of personal data of, our personnel, customers, and suppliers depend on information technology, including social media platforms.

Our information technology systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers, and other security issues. These events could compromise our confidential information, impede, or interrupt our business operations, and may result in other negative consequences, including remediation costs, loss of revenue, litigation and reputational damage. Furthermore, if a breach or other breakdown results in disclosure of confidential or personal information, we may suffer reputational, competitive and/or business harm. While we have implemented administrative and technical controls and taken other preventive actions to reduce the risk of cyber incidents and protect our information technology, they may be insufficient to prevent physical and electronic break-ins, cyber-attacks, or other security breaches to our computer systems, which could have a material adverse effect on our business, financial condition or results of operations.

Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.

We may be subject to a variety of cybersecurity, data privacy, data protection, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations, such as the Data Protection Act (As Revised) of the Cayman Islands, apply not only to third-party transactions, but also to transfers of information within our organization, which relates to our investors, employees, contractors and other counterparties. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or non-compliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial conditions, and results of operations.

Fluctuations in exchange rates could result in foreign currency exchange losses, which may adversely affect our financial conditions, results of operations and cash flows.

We sourced our caviar from the PRC, hence a substantial portion of our purchases were denominated in RMB. Meanwhile, the sales to our customers were billed and settled in HKD. Therefore, we are exposed to foreign exchange risks. The value of HKD against RMB and other currencies may fluctuate and is affected by, among other factors, the policies of the PRC government and changes in the PRC’s and international political and economic conditions. As we did not enter into any formal hedging policy, foreign currency exchange contracts or derivative transactions, we are exposed to foreign currency fluctuations. Any appreciation or depreciation of RMB relative to HKD would affect our financial results.

Further, it is difficult to predict how market forces or Hong Kong, Mainland China, the U.S. or other government policies may impact the exchange rate among HKD, RMB, USD and other currencies in the future. Moreover, fluctuation in the exchange rate will affect the relative value of earnings from and the value of any foreign currency-denominated investments we make in the future. Should we face significant volatility in these foreign exchange rates and we cannot procure any specific foreign exchange control measures to mitigate such risks, our results of operations and financial performance shall be adversely affected.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the US dollars at the rate of approximately HKD7.8 to USD1.0. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and HKD suffer devaluation, the HKD cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources to address our internal controls and procedures. Accordingly, we will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002.

As a company with less than US$1.235 billion in revenue for the fiscal year of 2023, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Risks Related to our Ordinary Shares

Our controlling shareholder has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

As of the date of this Annual Report,, our largest shareholder, Winwin Development Group Limited, beneficially own approximately 69.52% of the aggregate voting power of our issued and outstanding Ordinary Shares, assuming no exercise of the underwriter’s over-allotment option, or approximately 68.81% assuming full exercise of the underwriter’s over-allotment option. Winwin Development Group Limited is in turn beneficially owned as to 90% and 10% by Mr. Kim Kwan Kings, WONG, our Chief Executive Officer, Chairman and Director, and Mr. Kin Fai, CHONG, respectively; and Mr. Kim Kwan Kings, WONG is also the sole director of Winwin Development Group Limited. As a result, Winwin Development Group Limited has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Because our controlling shareholder, Winwin Development Group Limited, has consideration influence over our corporate matters, his interests may differ from the interests of our company as a whole and may have potential conflicts of interest with us. Accordingly, our controlling shareholders could control the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. The controlling shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Without the consent of our controlling shareholders, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. Currently, we do not have any arrangements with our principal shareholder to address potential conflicts of interest. If we cannot resolve any conflict of interest or dispute between us and the controlling shareholder, we may have to resort to legal actions, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCAA, as amended. If the PCAOB is unable to conduct such inspections for two consecutive years, the SEC will prohibit the trading of our shares. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCAA”), requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor, Onestop Assurance PAC, the independent registered public accounting firm that issues the audit report for the fiscal year ended December 31, 2023 and 2022 included in this annual report, is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditor. Onestop Assurance PAC, headquartered in Singapore, has been inspected by the PCAOB on a regular basis. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Therefore, we believe that, as of the date of this annual report, our auditor is not subject to the PCAOB determinations.

Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to you.

The trading price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and Mainland China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading price of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares.

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	political, social and economic conditions in Mainland China and Hong Kong;

●	variations in our revenue, profit, and cash flow;

●	the operating and stock price performance of other companies, other industries and other events or factors beyond our control;

●	fluctuations of exchange rates among HKD, RMB, and USD;

●	general market conditions or other developments affecting us or the caviar industry in which we operate;

●	actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

●	changes in financial estimates or recommendations by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholders, other beneficial owners, our business partners, or our industry;

●	announcements by us or our competitors of new product offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, Directors, or Controlling Shareholders;

●	developments in information technology and our capability to catch up with the technology innovations in the industry;

●	the realization of any of the other risk factors presented in this annual report;

●	changes in investors’ perception of our Company and the investment environment generally;

●	the liquidity of the market for our Ordinary Shares;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will be traded.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial conditions or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial conditions and results of operations.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

When our Ordinary Shares are trading on Nasdaq, our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our Ordinary Shares may not develop or be sustained.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Assuming our Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because Ordinary Shares are listed on Nasdaq, such securities are covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The 2,000,000 Ordinary Shares sold in our initial public offering completed are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice requirement of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee and an audit committee. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the corporate governance requirements of the Nasdaq Listing Rules. However, we may, in the future, consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

In order to maintain our listing on Nasdaq, we will be required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the criteria of Nasdaq for maintaining our listing, our securities could be subject to delisting, which would have a negative effect on the price of our Ordinary Shares and impair your ability to sell your shares.

If Nasdaq does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our Ordinary Shares;

●	reduced liquidity with respect to our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We qualify as a foreign private issuer. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we will not be required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. We may cease to qualify as a foreign private issuer in the future, and consequently, we would be required to fully comply with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

The enforcement of foreign civil liabilities in the Cayman Islands and Hong Kong is subject to certain conditions. Therefore, certain judgments obtained against us by our shareholders may be difficult to enforce in such jurisdictions.

We are a company formed under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty) has not been obtained by fraud; and (f) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are a company formed under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands laws are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands laws to inspect corporate records, other than the amended and restated memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow the Cayman Islands’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors, or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain Cayman Islands’ practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

As a Cayman Islands company to be listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market listing standards. However, the Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, as well as projections as to the market price of our Ordinary Shares, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our future strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Ordinary Shares and on the receipt of distributions on our Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares. For more information see “Item 10. Additional Information—10.E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult or costly for us to find qualified persons to serve on our board of directors or as executive officers as a public company. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate History

Top Wealth Group Holding Limited was incorporated as a limited liability company on February 1, 2023 under law of the Cayman Islands. It is a holding company and is not actively engaged in any business. Under its memorandum of association, Top Wealth Group Holding Limited is authorized to issue 500,000,000 Ordinary Shares, par value US$0.0001 per share, of which 27,000,000 Ordinary Shares are issued and outstanding. The registered office of Top Wealth Group Holding Limited is at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

Top Wealth (BVI) Holding Limited was incorporated under the law of the British Virgin Islands as the intermediate holding company of Top Wealth Group (International) Limited, on January 18, 2023 as part of the reorganization. Top Wealth (BVI) Holding Limited is wholly-owned by Top Wealth Group Holding Limited.

Top Wealth Group (International) Limited was incorporated on September 22, 2009 under the laws of Hong Kong. Top Wealth Group (International) Limited is our operating entity and is indirectly wholly-owned by Top Wealth Group Holding Limited through Top Wealth (BVI) Holding Limited.

In March, 2023, we carried out a series of transactions to reorganize the legal structure of the Top Wealth group of companies. On March 21, 2023, the Top Wealth Group Holding Limited acquired 100% interest in Top Wealth (BVI) Group Limited, a company incorporated in the British Virgin Islands, at a nominal value of US$10 from the shareholders of Winwin Development Group Limited. On March 24, 2023, Top Wealth Group Holding Limited, through Top Wealth (BVI) Group Limited, acquired 100% interest in the Top Wealth Group (International) Limited (“Top Wealth International”), Hong Kong Operating Subsidiary, at a nominal consideration of US$10 from the shareholders of Winwin Development Group Limited.

On October 12, 2023, in contemplation of Company’s initial public offering, Top Wealth Group Holding Limited further issued 26,999,250 Ordinary Shares in aggregate to its shareholders at par value, on a pro rata basis proportional to the shareholders’ existing equity interests (collectively refers as the “Pro Rata Share Issuance”), which has been treated as a share split. After the Pro Rata Share Issuance, 27,000,000 Ordinary Shares are issued and outstanding. The following table sets forth the breakdown of the Pro Rata Share Issuance to each shareholder:

Shareholders	Number of Ordinary Shares Issued
Winwin Development Group Limited	20,159,440
Beyond Glory Worldwide Limited	1,727,952
Keen Sky Global Limited	1,763,951
State Wisdom Holdings Limited	1,763,951
Snow Bear Capital Limited	899,975
Mercury Universal Investment Limited	683,981

On October 16, 2023, State Wisdom Holdings Limited and Keen Sky Global Limited transferred 432,000 and 432,000 Ordinary Shares to Greet Harmony Global Limited at the consideration of HK$314,685 (approximately US$40,344) and HK$314,685 (approximately US$40,344), respectively. On the same day, Beyond Global Worldwide Limited transferred 540,000 Ordinary Shares to Mercury Universal Investment Limited at the consideration of HK$393,356 (approximately US$50,430).

Corporate Structure

The following diagram illustrates the corporate structure of Top Wealth Group Holding Limited and its subsidiaries as of the date of this annual report:

Holding Company Structure

TW Cayman is a holding company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations primarily in Hong Kong through our Operating Subsidiary, TW HK, in Hong Kong. Investors in our Ordinary Shares are purchasing equity securities of TW Cayman, the Cayman Islands holding company, instead of shares of our Operating Subsidiary in Hong Kong. Investors in our Ordinary Shares should be aware that they may never directly hold equity interests in our Operating Subsidiary.

As a holding company, TW Cayman may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. If our existing Operating Subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Transfers of Cash between Our Company and Our Subsidiaries

Our management monitors the cash position of each entity within our organization regularly and prepare budgets on a monthly basis to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors, we will enter into an intercompany loan for the subsidiary.

For TW Cayman to transfer cash to its subsidiaries, TW Cayman is permitted under the laws of the Cayman Islands and its memorandum and articles of association to provide funding to our subsidiaries incorporated in the British Virgin Islands and Hong Kong through loans or capital contributions without restrictions on the amount of the funds. TW Cayman’s subsidiary, TW BVI, formed under the laws of the British Virgin Islands is permitted under the laws of the British Virgin Islands to provide funding to its Operating Subsidiary, TW HK, formed in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. For the subsidiaries to transfer cash to TW Cayman, according to the BVI Business Companies Act 2004 (as amended), a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, such company’s assets do not exceed its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this annual report.

TW Cayman has not made any dividends or distributions to U.S. investors as of the date of this annual report. During the fiscal years ended December 31, 2023, 2022, and 2021, no dividends or distribution have been made to date by our subsidiaries.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash from TW Cayman to TW HK from TW HK to TW Cayman. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between TW Cayman and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiaries, to TW Cayman and U.S. investors and amounts owed.

For TW Cayman to make dividends to its shareholders, subject to the  Companies Act (Revised) of the Cayman Islands , which we refer to as the Companies Act below, and our Memorandum and Articles of Association, our board of directors may authorize and declare a dividend to shareholders from time to time out of the profits from the Company, realized or unrealized, or out of the share premium account, provided that the Company will remain solvent, meaning the Company is able to pay its debts as they come due in the ordinary course of business. There is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us in the form of dividends.

We do not have any present plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments, in our Memorandum and Articles of Association and in the Companies Act.

The Initial Public Offering

On April 18, 2024, the Company completed its initial public offering on the National Association of Securities Dealers Automated Quotations (“Nasdaq”). In this offering, 2,000,000 Ordinary Shares were issued at a price of US$4.00 per share. The gross proceeds received from the initial public offering totaled US$8 million. The Offering closed on April 18, 2024 and the Ordinary Shares began trading on April 16, 2024 on The Nasdaq Capital Market under the ticker symbol “TWG.”

Emerging Growth Company Status

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our IPO; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance requirements.

Corporate Information

Our principal executive offices are located at Units 714 & 715, 7F, Hong Kong Plaza, 188 Connaught Road West, Hong Kong. Our telephone number at this address is +852 36158567. Our registered office in the Cayman Islands is located at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is https://www.imperialcristalcaviar.com/ and https://ir.imperialcristalcaviar.com. The information contained on our website is not a part of this annual report.

Implication of the Holding Foreign Companies Accountable Act (the “HFCAA”)

The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over the counter trading market in the United States.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which took effect on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB HFCA Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor, Onestop Assurance PAC, the independent registered public accounting firm that issues the audit report for the fiscal year ended December 31, 2023 and 2022 included in this annual report, is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditor. Onestop Assurance PAC, headquartered in Singapore, has been inspected by the PCAOB on a regular basis. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Therefore, we believe that, as of the date of this annual report, our auditor is not subject to the PCAOB determinations.   Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit Onestop Assurance PAC to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PACOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Ordinary Shares— The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCAA, as amended. If the PCAOB is unable to conduct such inspections for two consecutive years, the SEC will prohibit the trading of our shares. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.” We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

B. Business Overview

Overview

Our mission is to become a world-renowned supplier of the finest selection of caviar and offer caviar-based gourmet products around the globe with unparalleled gastronomical experience.

Headquartered in Hong Kong, we are a fast-growing supplier of caviar products. We are currently specialized in supplying high-quality sturgeons caviar. Our caviar is endorsed with the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) permits, which certifies that our caviar is legally traded. We are one of the major suppliers of caviar in Hong Kong. We have secured a long-term and exclusive supply of caviar raw products from a PRC sturgeon farm.

Since we established our caviar business in August 2021, we had supplied caviar to our customers under their brand labels (i.e. private labeling) or without brand labels. Subsequently in November 2021, we established our own caviar brand, “Imperial Cristal Caviar”, and started selling caviar under our own brand as well. With its exquisite package design, our branded caviar is ideal to be presented as both culinary delights and festive gifts. Imperial Cristal Caviar has continuously achieved tremendous sales growth since its launch in the market.

In March 2023, as the addition to the gastronomical experience of our caviar, we have commenced our wine trading business line, to complement our caviar business. For the fiscal year ended December 31, 2023, our wine trading business line contributed revenue of US$4,460,092, compared to Nil for the fiscal year ended December 31, 2022. The fine wine we distribute include white wine, red wine, and Champagne, from various countries including France, Greek, and Spain, etc. Our wine trading business only involves the distribution of fine wine within Hong Kong on business-to-business (B2B) sales, primarily to our F&B related distributor customers, in particular, the F&B related distributor customers who we supply our caviar product. We do not import or manufacture the wine we distribute, instead, we source the wines from our wine suppliers in Hong Kong on an as-demand per order basis. Therefore, we are not subject to the relevant licensing requirements that apply to sale of alcoholic beverages in Hong Kong.

We take pride in our well-tested, reliable caviar supply chain management module, which helps ensure the palatability and freshness of our products when they reach our customers. We are among one of the few Hong Kong caviar suppliers being able to secure a long-term and exclusive supply of caviar raw products from a PRC sturgeon farm. In April 2022, we entered into an exclusive supply agreement with the agent and sole distributor of a well-established sturgeon farm in Fujian, the PRC, which appointed us as its exclusive distributor in Hong Kong and Macau for conducting overseas distribution and granted us the rights to procure caviar directly from it for a term of 10 years. This sturgeon farm is one of the six existing PRC sturgeon farms which are officially permitted to export locally-bred roe. We have engaged a Hong Kong-based supply chain management company to handle the logistics, warehousing and packaging workflows in our supply chain, so we can strategically focus on brand-building and product quality assurance.

We are dedicated to enhancing our brand awareness. As part of our sales and marketing efforts, we have proactively participated in food expo and set up pop-up stores across the world. We have also collaborated with famous food bloggers and used different online platforms and media coverage to promote and strengthen the publicity of our products. We regularly invite chefs of notable hotels and restaurants to our tasting events. Currently, our caviar are served on the menus of various 5-star and Michelin-star restaurants in Hong Kong.

We generate all of our revenues, through our Operating Subsidiary, from trading of caviar products and wine. Our revenues for the years ended December 31, 2023, 2022 and 2021 were US$16.9 million, US$8.5 million and US$19,615, respectively. We have turned around from a loss before tax of approximately US$16,888 for the year ended December 31, 2021 to a profit before tax of approximately US$2.3 million for the year ended December 31, 2022, and we have maintained a profit before tax of approximately US$3.3 million for the year ended December 31, 2023.

Our top five customers accounted for 92.0% and 91.1% of our total revenues for the years ended December 31, 2023 and 2022. Our customers, including our top five customers, primarily include food and beverage (“F&B”) related distributors. We have strategically focused on business-to-business sales (B2B) which would allow us access to our customers’ sales network and consumer base that helps us maximize the reach of our products swiftly and effectively. As our caviar products gain popularity worldwide, our customer base has continuously expanded as a result of customers’ referral and our marketing efforts. Our caviar products are mainly sold to customers based in Hong Kong and a substantial portion are exported overseas by our customers. As our products gradually become more well-known in the international market, we aspire to expand our sales channels from only selling through distributors to selling our products directly to overseas customers.

Our major suppliers include (i) a sole distributor and agent of a sturgeon farm in the PRC, Fujian Aoxuanlaisi Biotechnology Co., Ltd (“Fujian Aoxuanlaisi”), which supplies caviar raw product to us; (ii) a Hong Kong supply chain management company, Sunfun (China) Limited (“Sunfun China”), which handles the logistics, warehousing and packaging workflows in our supply chain; (iii) a Hong Kong wine distributor, which supplies fine wine to us; and (iv) other suppliers which supply packaging materials and printing services to us. We solely and materially rely on Fujian Aoxuanlaisi as our supplier for caviar raw product. Fujian Aoxuanlaisi is the agent and sole appointed distributor of a well-established PRC sturgeon farm, operated by Fujian Longhuang Biotech Co. Limited (“Fujian Longhuang”). Fujian Aoxuanlaisi and Fujian Longhuang currently maintain a long-term exclusive sales agreement for 15 years, from December 2020 to December 2035. Historically, before April 2022, we obtained the supply of caviar raw product from Fujian Aoxuanlaisi on an as-demand per order basis, without any long-term agreements. In April 2022, our Operating Subsidiary, Top Wealth Group (International) Limited, has entered into the Caviar Sales Agreement with Fujian Aoxuanlaisi, appointed us as its exclusive distributor in Hong Kong and Macau. We do not have any direct supply agreement with Fujian Longhuang, the PRC sturgeon farm.

For the years ended December 31, 2023, 2022 and 2021, our procurement from Fujian Aoxuanlaisi amounted to approximately US$6.2 million, US$5.3 million, and US$0.3 million respectively, representing approximately 64.3%, 90% and 100% of our total purchases for the corresponding year. Our material reliance on Fujian Aoxuanlaisi as the sole supplier of our caviar raw product exposes us to unique and significant risk, for detailed discussion, please see “Item 3. Key Information — 3.D. Risk Factors — Risks related to our Business and Industry — We solely and materially rely on Fujian Aoxuanlaisi Biotechnology Co., Ltd (“Fujian Aoxuanlaisi”), the exclusive distributor of a PRC sturgeon farm, as our sole supplier for the supply of caviar raw product. Such arrangement materially and adversely exposes us to unique risk. Any disruption in the supplier’s relationships, either between Fujian Aoxuanlaisi and the PRC sturgeon farm, or between Fujian Aoxuanlaisi and us, could have a material adverse effect on our business. Any disruption in the provision of caviar from Fujian Aoxuanlaisi or PRC sturgeon farm and our inability to identify alternative caviar supplier may materially and adversely affect our business operations and financial results.”

Competitive Strengths

A fast-growing luxury caviar products supplier with a premier brand image

We position ourselves as a luxury caviar products supplier aiming to supply the finest selection of luxury caviar products and offer gourmet products around the globe with unparalleled gastronomical experience. We are currently specialized in supplying high quality sturgeons caviar. In November 2021, we established our own caviar brand, “Imperial Cristal Caviar”. Imperial Cristal Caviar is highly recognized by consumers in terms of its tastiness, texture, palatability, appearance and packaging. Our packaging carries a delicate design that conveys elegance and exclusivity and is ideal to be presented as both culinary delights and festive gifts. Our house caviar products are also well-received by chefs of 5-star and Michelin-star restaurants who serve our caviar products on their menus.

An extensive distribution network which allows us to stay abreast of the latest trend and development of consumers’ taste

We have access to an extensive distribution network which allows us to connect with a broad range of consumers around the world and to stay abreast of the latest trend and development of consumers’ taste. Our caviar products are mainly sold to F&B related distributors in Hong Kong, which then export and resell such goods to downstream customers such as supermarket, retail stores, F&B chain and consumers across the world. Leveraging the sales network and consumer base of our distributors, our caviar products have been exported overseas to different countries. Through sales channels that cover extensive points of sale across countries and regions, we serve a variety of consumer groups with diversified demands, which deepens our market penetration and extends our geographical coverage.

A strict and comprehensive quality control system to effectively control our product safety and quality

Food safety and quality control are of paramount importance to our reputation and business. To ensure food safety and quality, we have established a comprehensive set of standards and requirements covering each facet of our supply chain, ranging from procurement, logistics, warehousing to packaging.

We carefully select the source of caviar supplies. We have reviewed all certifications required from our caviar supplier in the PRC for, among other things, the operation of sturgeon farm in the PRC and exporting caviar products overseas. Our caviar products are endorsed with the CITES permits, which certifies that our caviar is legally traded. We conduct sample inspection on each incoming batch of caviar.

Our food processing factory is operated by the supply chain management company and we require its staff to follow a comprehensive set of operation manual and technical protocols prescribed by us. We provide instruction and regular on-the-job training to the processing staff to ensure their work standard and efficiency. In order to maintain the quality and freshness of our caviar, our food processing factory is equipped with temperature control system that mandates a prescribed temperature range. We implement strict and comprehensive measures in our food processing factory to ensure sanitation and hygiene at the premises, such as mandating the processing staff to wear standardized clothing, conducting regular inspection on the packaging equipment and performing routine maintenance and cleaning.

The supply chain management company has designated a quality control staff at our food processing factory to inspect and monitor the processing procedures. The quality control staff will conduct quality control testing and inspection throughout the packaging process and ensure the taste, size, quality and packaging of our caviar products conform with our quality standards and requirements.

Since the establishment of our caviar business and up to the date of this annual report, we did not encounter any material food safety incidents and we had not experienced any product liability claims.

A stable and exclusive procurement source of caviar

We take pride in our well-tested, reliable caviar supply chain management module, which helps ensure the palatability and freshness of our products when they reach our customers. We are among one of the few Hong Kong caviar suppliers being able to secure long-term and exclusive supply of caviar from sturgeon farm. We have entered into an exclusive supply agreement with the sole distributor of a well-established sturgeon farm in the PRC in April 2022, which appointed us as its exclusive distributor in Hong Kong and Macau for conducting overseas distribution and granted us the rights to procure caviar directly from it for a term of 10 years. This sturgeon farm is one of the six existing PRC sturgeon farms which are officially permitted to export locally-bred roe. Our end-to-end supply chain business model not only improves cost efficiency, it also promotes consumers’ confidence in our caviar products as well as facilitate our sales and marketing plans.

Growth Strategies

Expand our global market presence

We strive to strengthen our global market presence in developed markets with a strong consumer base, such as Europe, the United States, Japan, Dubai, Australia and Southeast Asia (collectively, the “Target Regions”). We intend to establish representative offices at each of the Target Regions to access the local consumers. We currently plan to recruit local sales and marketing staff to conduct marketing activities in such regions, ranging from (i) conducting product promotion; (ii) brand building; (iii) maintaining regular communication with local customers; (iv) collecting feedbacks from local consumers on our products; and (v) maintaining regular communication and interaction with different industry players, so we can stay abreast of the latest trend and development of local consumers’ tastes.

As our products gradually become more well-known in the international market, we aspire to expand our sales channels from only selling through distributors to selling our products directly to overseas customers. Material obstacles that we have to overcome include (i) the competition for high-quality sales and distribution partners is intense and we may not be able to offer more favorable arrangement than our competitors; (ii) there may not be suitable distribution channels or overseas customers in the markets that we planned to expand; (iii) we may not be able to hire, train and retain skilled local sales and marketing staffs; and (iv) we may encounter difficulties in adapting our logistics and management systems to an expanded distribution network. However, leveraging our competitive strengths described in the paragraph headed “Competitive Strengths” above, we are confident that we will be able to expand our sales channels to overseas customers three years after the Offering.

Strengthen our sales and marketing activities

We plan to strengthen our sales and marketing activities and increase our market exposure and brand awareness by participating in food-expo and collaborating with luxurious restaurants, hotels and private clubs to host tasting events in different countries and regions. Further, we plan to invite the media and chefs from notable restaurants and hotels to visit the sturgeon farm which supplies caviar raw products to us. We believe we can provide the participants with a better understanding of our procurement source and give them stronger assurance with respect to our product safety, quality and hygienic conditions, thereby enhancing the brand image of our products.

Expand our procurement source and broaden our product portfolio

We are committed to sourcing top-quality caviar from the best sturgeon farms around the world. We currently plan to expand our procurement source and broaden our product portfolio by exploring potential co-operations with sturgeon farms located in Europe and/or the United States. In identifying suitable caviar suppliers, we will conduct on-site inspection at the selected sturgeon farms and conduct legal and business due diligence on their background and operations. We would also verify that the caviar supplied by the selected sturgeon farms complies with the Convention on International Trade in Endangered Species of Wild Fauna and Flora. We believe that expansion in our product portfolio will provide a wider selection of caviar for our customers in terms of places of origin, as well as species and ages of sturgeon.

Depending on the availability of potential acquisition targets, we also plan to carry out vertical expansion by acquiring non-controlling stakes in suitable sturgeon farms in Europe and/or the United States. We believe that through integration with upstream sturgeon farms, we can guarantee a stable supply of caviar with consistent high quality.

Our Caviar Products and Our Own Brand

Headquartered in Hong Kong, we are a fast-growing supplier of luxury caviar products. We are currently specialized in supplying premium class sturgeons caviar. Our caviar is endorsed with the CITES permits, which certifies that our caviar is legally traded. We are one of the major suppliers of caviar in Hong Kong being able to secure a long-term and exclusive supply of caviar raw products from sturgeon farm.

Since we established our caviar business in August 2021, we had supplied caviar to our customers under their brand labels (i.e. private labelling) or without brand labels. Subsequently in November 2021, we established our own caviar brand, “Imperial Cristal Caviar”, and started selling caviar under our own brand as well. With its exquisite package design, our branded caviar is ideal to be presented as both culinary delights and festive gifts. Imperial Cristal Caviar has continuously achieved tremendous sales growth since its launch in the market.

The table below sets forth details of our own brand caviar products:

Product Line	:	Imperial
Sturgeon Species	:	Huso Dauricus
Roe Size	:	3.2mm – 3.4mm
Packaging Size	:	10/30/50/100/250 gram

Product Line	:	Osietra
Sturgeon Species	:	Acipenser Schrenckii and Huso Dauricus
Roe Size	:	2.9mm – 3.1mm
Packaging Size	:	10/30/50/100/250 gram

Operation Flow

The diagram below illustrates the operation flow of our product supply chain:

(a) Receipt of purchase order from customer

Our customers place orders with us on an as-needed basis and their purchase orders generally set forth the key terms including species of sturgeon, roe size, quantity and unit price per kilogram.

(b) Procurement of caviar from sturgeon farm

Depending on our inventory level and customers’ orders on hand, our sales and marketing staff will place purchase orders with the agent and sole distributor of a sturgeon farm in the PRC. The quantity that we order from the supplier is typically slightly in excess of the quantity ordered by our customers such that we could maintain certain inventory to meet any ad-hoc orders from our customers.

(c) Importation from the PRC

Our supplier will arrange for the transportation of caviar from the PRC to Hong Kong by air cargo. Our supplier is responsible for obtaining CITES permit in the PRC and handling the required documentation for the export of goods to Hong Kong. The supply chain management company engaged by us will handle the customs clearance procedures in Hong Kong and collect our goods at the designated port.

(d) Packaging at the Hong Kong food processing factory

We engage a Hong Kong-based supply chain management company to handle the processing of our products. The supply chain management company deploys labor to perform food packaging and labelling at our food processing factory located in Hong Kong. Depending on the purchase order and requirements of our customers, our caviar products are packaged in different sizes of containers and labelled with our own brand or our customers’ brands (i.e. private labelling) or without brand labels. We provide instruction and regular on-the-job training to the processing staff to ensure their work standard and efficiency. In order to maintain the quality and freshness of our caviar, our food processing factory is equipped with temperature control system that mandates a prescribed temperature range.

(e) Quality inspection

The supply chain management company has designated a quality control staff at our food processing factory to inspect and monitor the processing procedures. The quality control staff will conduct quality control testing and inspection throughout the packaging process and ensure the taste, size, quality and packaging of our caviar products conform with our quality standards and requirements.

(f) Local delivery/Exportation to foreign countries

The supply chain management company engaged by us will also provide logistics, transportation and customs clearance services for delivering our caviar products to the destination specified by our customers on or before our prescribed time. Our products are mainly sold free on board (“FOB”) in Hong Kong. Depending on our customers’ requirements, our caviar products are either delivered to specified locations in Hong Kong or exported overseas. The supply chain management company is responsible for applying for re-export license for the re-exportation of our caviar products to foreign countries on our behalf.

Our Customers

Our customers primarily and substantially include F&B-related distributors. We have strategically focused on business-to-business sales (B2B) which would allow us access to our customers’ sales network and consumer base that helps us maximize the reach of our products swiftly and effectively. As our caviar products gain popularity worldwide, our customer base has continuously expanded as a result of customers’ referral and our marketing efforts.

Furthermore, to complement our caviar business, in March 2023, we have commenced our wine trading business line.

Our wine trading business only involves the distribution of fine wine within Hong Kong on business-to-business (B2B) sales, primarily to our F&B related distributor customers, in particular, the F&B related distributor customers who we supply our caviar product.

For the year ended December 31, 2022, there were four customers each generated over 10% of our total revenue for the year, and they in aggregate accounted for approximately 82.6% of our total revenue for the year. One of these four customers is our related party and all of our transactions with such related party have been ceased after December 31, 2022. Our top five customers are Sunfun (China) Limited, accounting for 37.4% of our sales volume, Channel Power Limited, accounting for 17.7% of sales volume, Beauty and Health International Company Limited, accounting for 15% of sales volume, Beauty and Health International E-Commerce Limited, accounting for 12.5% of our sales volume, and Mother Nature Health (HK) Limited, accounting for 9.4% of our sales volume. For the year ended December 31, 2023, there were three customers each generated over 10% of our total revenue for the period, and they in aggregate accounted for approximately 75.5% of our sales volume. Our top 3 customers for the year ended December 31, 2023 are, Mother Nature Health (HK) Limited, accounting for 34.5 % of our sales volume in the period, Sunfun (China) Limited, accounting for 25.0% of our sales volume, A One Marketing Limited accounting for 16.5% of our sales volume.

Geographical coverage

Our caviar products are mainly sold to customers based in Hong Kong and a substantial portion are exported overseas by our customers. As our caviar products gradually become more well-known in the international market, we aspire to expand our sales channels from only selling through distributors to selling our products directly to overseas customers.

Substantially all of the fine wine we distributed are sold to customers based in Hong Kong.

General terms with customers

Our customers place purchase orders for our caviar products and wine with us on an as-needed basis. For our caviar product, we entered into distributorship agreements with our F&B related distributor customers.

The material terms of our distributorship agreements for our caviar product with our F&B related distributor customers are summarized as follows:

Principal term		Description
Product description	:	The distributorship agreements set out the type of caviar products to be supplied by us and other product specifications such as sturgeon species, place of origin, roe size, quality standards, shelf life and annual procurement amount.

Pricing	:	The distributorship agreements set out the unit price for each of our products to be supplied, which is typically agreed at a fixed price per kilogram.

Term	:	Generally one year and may be renewed upon mutual agreement and negotiation.

Delivery arrangements	:	We are responsible for the transportation of products to the destination specified by our customers on or before the date as stipulated in the purchase orders. The transportation costs and other related expenses are borne by us.

Rights and responsibilities of us	:	Our rights and responsibilities under the distributorship agreements mainly include the following:

		(i)	to be informed and supervise the sales and marketing activities conducted by our F&B related distributor customers in relation to our products;

		(ii)	review the sales and marketing materials prepared by our F&B related distributor customers in relation to our products;

		(iii)	provide copies of quality inspection report, production approvals, corporate licences and other relevant documentation in relation to our products to our F&B related distributor customers;

		(iv)	products supplied by us shall comply with applicable quality standards; and

		(v)	any increase in price of our products shall not exceed a certain prescribed percentage upon renewal of the distributorship agreement.

Rights and responsibilities of our F&B related distributor customers	:	The rights and responsibilities of our F&B related distributor customers under the distributorship agreements mainly include the following:

		(i)	achieve a certain percentage of annual sales growth, which shall be a condition for the renewal of the distributorship agreement;

		(ii)	refrain from engaging in any activities which result in damages to our brand image;

		(iii)	only engage in sales and marketing activities of our products within designated region(s) or territory(ies) and prescribed sales channel;

		(iv)	keep our products, business, sales strategies and other information confidential; and

		(v)	provide all sales and marketing materials in relation to our products to us for approval.

Product return

Due to the perishable nature of caviar, we generally do not accept any product return from our customers except under certain limited circumstances, such as when products are defective, poorly packaged or damaged or the quantity delivered was inconsistent with the purchase order. Our customers are normally required to report any quality issue to us within three business days upon their receipt of our products. We have not experienced any material product return so far.

Credit and payment terms

We generally grant our customers a credit period ranging from 30 to 60 days from the invoice date. Our customers generally settle their payments in Hong Kong dollars by telegraphic transfer.

Seasonality

Up to the date of this annual report, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our rapid growth.

Pricing Strategies

The selling prices of our caviar products are determined on a cost-plus pricing approach with reference to, among other things, cost of sales which mainly represents procurement costs and costs incurred in relation to our supply chain management and a percentage of mark-up over our estimated cost of sales. The percentage of mark-up may vary based on factors such as (i) prevailing market prices for different caviar products; (ii) size of purchase order; (iii) type of customer; (iv) length of relationship with the customer; (v) supply and demand mechanism in our target markets; (vi) consumer preference; and (vii) any positive impact on our brand reputation.

Sales and Marketing

We have strategically focused on business-to-business sales (B2B) which would allow us access to our customers’ sales network and consumer base that helps us maximize the reach of our products swiftly and effectively. As our caviar products gain popularity worldwide, our customer base has gradually expanded as a result of customers’ referral and our marketing efforts.

We are dedicated to enhancing our brand awareness. Our sales and marketing representatives are primarily responsible for conducting business development and marketing activities. They are responsible for (i) enhancing our promotion and sales efforts; (ii) actively approaching and liaising with our existing and potential customers; and (iii) collecting feedbacks and handling any queries on our products from customers.

As part of our sales and marketing efforts, we have proactively participated in food expo and set up pop-up stores across the world. We have also collaborated with famous food bloggers and used different online platforms and media coverage to promote and strengthen the publicity of our products. We regularly invite chefs of notable hotels and restaurants to our tasting events. Currently our caviar products are served on the menus of various 5-star as well as Michelin-star restaurants in Hong Kong.

Our Suppliers

Our major suppliers include (i) a sole distributor and agent of a sturgeon farm in the PRC, Fujian Aoxuanlaisi Biotechnology Co., Ltd (“Fujian Aoxuanlaisi”), which supplies caviar raw product to us; (ii) a Hong Kong supply chain management company, Sunfun (China) Limited (“Sunfun China”), which handles the logistics, warehousing and packaging workflows in our supply chain; (iii) a Hong Kong wine distributor, which supplies fine wine to us; and (iv) other suppliers which supply packaging materials and printing services to us.

We solely and materially rely on Fujian Aoxuanlaisi as our supplier for caviar raw product. Fujian Aoxuanlaisi is the agent and sole appointed distributor of a well-established PRC sturgeon farm, operated by Fujian Longhuang Biotech Co. Limited (“Fujian Longhuang”). Fujian Aoxuanlaisi and Fujian Longhuang currently maintain a long-term exclusive sales agreement for 15 years, from December 2020 to December 2035. Historically, before April 2022, we obtained the supply of caviar raw product from Fujian Aoxuanlaisi on an as-demand per order basis, without any long-term agreements. In April 2022, our Operating Subsidiary, Top Wealth Group (International) Limited, has entered into the Caviar Sales Agreement with Fujian Aoxuanlaisi, appointed us as its exclusive distributor in Hong Kong and Macau. We do not have any direct supply agreement with Fujian Longhuang, the PRC sturgeon farm.

For the years ended December 31, 2023, 2022 and 2021, our procurement from Fujian Aoxuanlaisi amounted to approximately US$6.2 million, US$5.3 million, and US$0.3 million respectively, representing approximately 64.3%, 90% and 100% of our total purchases for the corresponding year.

For fiscal ended December 31, 2023, Hong Kong wine distributor and importer, Silver Fame International (HK) Limited, supplies fine wine to us. We have not entered any agreement with Silver Fame International (HK) Limited, we obtain the supply of the fine wine from which on an as-demand per order basis. For the years ended December 31, 2023, 2022 and 2021, our procurement from Silver Fame International (HK) Limited amounted to approximately US$3.4 million, US$0.6 million, and nil respectively, representing approximately 35.6%, 10% and 0% of our total purchases for the corresponding year.

Fujian Aoxuanlaisi, the sole distributor of the PRC sturgeon farm

In April 2022, our Operating Subsidiary, Top Wealth Group (International) Limited, has entered into the Caviar Sales Agreement with Fujian Aoxuanlaisi, the agent and the sole distributor of Fujian Longhuang, a PRC sturgeon farm. Pursuant to the Caviar Sales Agreement between Fujian Aoxuanlaisi and Top Wealth Group (International) Limited, by way of Power of Attorney, Fujian Aoxuanlaisi appointed Top Wealth Group (International) Limited as its exclusive distributor in Hong Kong and Macau for conducting overseas distribution and granted Top Wealth Group (International) Limited the rights to procure caviar directly for a term of 10 years, from 30 April 2022 to 30 April 2032. The Caviar Sales Agreement between our Operating Subsidiary and Fujian Aoxuanlaisi and the Power of Attorney granted by Fujian Aoxuanlaisi are collectively referred as the “Exclusive Supply Agreement.”

The principal terms of the Exclusive Supply Agreement are summarized as follows:

Principal term		Description
Product description	:	The agreement sets out the type of caviar to be supplied and other product specifications such as roe size and quality standards.

Pricing	:	The unit price for each type of caviar is typically agreed at a fixed price per kilogram, which is set out in the purchase orders. The unit pricing of caviar shall be determined based on the prevailing market price at the time when we place purchase orders, provided that the average unit price of caviar in any year shall not fluctuate by more than a certain percentage compared to the previous year.

Term	:	10 years; from 30 April 2022 to 30 April 2032

Minimum annual procurement/supply commitment	:	We and the Fujian Aoxuanlaisi are committed to minimum annual procurement/supply commitment, which is subject to pre-agreed increase in quantity from year to year.

Failure to fulfil the minimum annual procurement/supply commitment	:

In the event the Fujian Aoxuanlaisi fails to adhere to the minimum annual supply commitment in any year during the term of the exclusive supply agreement, the Fujian Aoxuanlaisi shall make up the shortfall by increasing the volume of supply in the following year and the unit price attributable to such volume shall be reduced by a certain percentage.

In the event we fail to adhere to the minimum annual procurement commitment in any year during the term of the exclusive supply agreement, we shall make up the shortfall by increasing the volume of procurement in the following year and the unit price attributable to such volume shall increase by a certain percentage.

Exclusivity	:	Fujian Aoxuanlaisi appointed Top Wealth Group (International) Limited as its exclusive distributor in Hong Kong and Macau for conducting overseas distribution.

Warranty	:	The caviar supplied shall have a shell life of 12 months provided that it remains unopened and is maintained at a temperature of -20°C.

Credit and payment terms	:	Fujian Aoxuanlaisi grants us certain credit period after shipment. We generally settle payments in HKD by telegraphic transfer

Delivery arrangements	:	Fujian Aoxuanlaisi is responsible for arranging the transportation of caviar from the PRC to Hong Kong by air cargo as well as obtaining CITES permit in the PRC and handling the required documentation for the exportation of caviar from the PRC to Hong Kong.

Amendment and termination	:	No amendment or termination of the exclusive supply agreement shall be effective unless agreed in writing.

Rights and responsibilities of the supplier	:	The rights and responsibilities of the Fujian Aoxuanlaisi under the exclusive supply agreement mainly include the following:

(i) provide inspection reports, production reports, business licenses and other information relevant to their caviar products;

(ii) maintain long-term stable supply of caviar to us; and

(iii) in the event the caviar products supplied by Fujian Aoxuanlaisi fails to fulfil the quality tests conducted by a third party inspection agency, Fujian Aoxuanlaisi shall arrange for a refund or replacement of the defected products for us and shall bear all the direct costs incurred by us as a result.

There are no limitations on our business or ability to enter contracts with other caviar producers. There are no obligations for us to distribute caviar in Macau and we currently do not have plans to expand our business to Macau. To the best of our management’s understanding, the Fujian Aoxuanlaisi also supplies its caviar to other distributors in the PRC, Japan and various European countries. According to the exclusive supply agreement, Fujian Aoxuanlaisi has obligation to maintain long-term stable supply of caviar to us, even in the event of limited supply. According to the exclusive supply agreement, in the event Fujian Aoxuanlaisi fails to adhere to the minimum annual supply commitment in any year during the term of the exclusive supply agreement, Fujian Aoxuanlaisi shall make up the shortfall by increasing the volume of supply in the following year and the unit price attributable to such volume shall be reduced by a certain percentage. There are no provisions regarding modification, renewal and/or early termination of the agreement.

Supply chain management company

Historically and as of the date of the annual report, we have engaged a Hong Kong-based supply chain management company, Sunfun China Limited (“Sunfun China”), to handle the logistics, warehousing and packaging workflows in our supply chain, so we can strategically focus on brand-building and product quality assurance. On July 31, 2021, our Operating Subsidiary, Top Wealth Group (International) Limited has entered into a Food Processing Factory Leasing and Service Project Agreement (“Leasing and Service Agreement”) with Sunfun China, and such agreement is subsequently renewed on the same terms and conditions on February 11, 2023, until September 10, 2024.

Pursuant to Leasing and Service Agreement, in respect of logistics services, Sunfun China is responsible for handling the customs clearance procedures and applying for import license in Hong Kong and collecting our goods at the designated delivery port. The supply chain management company is also responsible for the transportation of our caviar through cold-chain to the places designated by our customers and handling the application procedures for re-export license for delivery to foreign countries. Furthermore, Sunfun China has also leased a food processing factory located in Tsuen Wan, Hong Kong, to Top Wealth Group (International) Limited, for carrying out the packaging and labelling of our caviar products. The food processing factory has obtained a food factory license from the Food and Environmental Hygiene Department of Hong Kong which is essential for food business involving the preparation of food for sale for human consumption off the premises. The license is valid for one year from April 18, 2023 to April 17, 2024. To safeguard the palatability and freshness of our caviar products, the food processing factory is equipped with temperature control system that mandates a prescribed temperature range. Upon our requests, the Sunfun China will deploy labor for food packaging and labelling at our food processing factory located in Hong Kong.

The principal terms of Leasing and Service Agreement are summarized as follows:

Principal term			Description
	Term	:	18 months

(A)	Leasing of food processing factory premises

	License	:	Food factory license

	Facility and storage capacity	:	The premises shall have the capacity to store a specified volume of caviar and be equipped with cold storage facility which is maintained at the temperature between -18°C to -5°C
	Rental	:	Fixed monthly rental

(B)	Packaging services

	Pricing	:	Subject to quotation based on packaging size and quantity

(C)	Logistics services

	Local delivery	:	Fixed price which varies by delivery location

	National delivery	:	Subject to separate quotation

As of the date of this annual report, we have not experienced any material dispute with our suppliers and we do not foresee any material circumstances which would result in early termination of the supply agreement with our suppliers.

Quality Control

Food safety and quality control are of paramount importance to our reputation and business. To ensure food safety and quality, we have established a comprehensive set of standards and requirements covering each facet of our supply chain, ranging from procurement, logistics, warehousing to packaging.

We have adopted a stringent policy and procedure on selecting the source of caviar supply. Due to the perishable nature of caviar, we strictly require the caviar processing procedures which involve over 10 works steps covering roe removal from sturgeons, washing and salting of caviar, to be completed over a timeframe of 15 minutes. We have reviewed all certifications required from our caviar supplier in the PRC for, among other things, the operation of sturgeon farm in the PRC and exporting caviar products overseas. Our caviar products are endorsed with the CITES permits, which certifies that our caviar is legally traded. We conduct sample inspection on each incoming batch of caviar.

The supply chain management company has designated a quality control staff at our food processing factory to inspect and monitor the processing procedures. The quality control staff will conduct quality control testing and inspection throughout the packaging process and ensure the taste, size, quality and packaging of our caviar products conform with our quality standards and requirements.

Our caviar products are transported through cold-chain from the PRC sturgeon farm to the places designated by our customers in order to ensure their palatability and freshness.

Since the establishment of our caviar business and up to the date of this annual report, we have not encountered any material food safety incidents and we had not experienced any product liability claims.

Insurance

We maintain employees’ compensation insurance for our directors and employees at our office with AXA General Insurance Hong Kong Limited, which covers the liability to make payment in the case of death, injury or disability of all our employees under the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) and at common law for injuries sustained at work. We believe that our current insurance policies are sufficient for our operations.

Licenses and Permits

Both the PRC and Hong Kong are parties to the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”). Pursuant to the Protection of Endangered Species of Animals and Plants Ordinance (Chapter 586 of the Laws of Hong Kong) (the “PESO”), the importation, introduction from the sea, exportation, re-exportation and possession or control of specified endangered species of animals and plants, along with parts and derivatives of those species, are regulated under the PESO. Schedule 1 to the PESO sets out a list of species and categorizes them into different appendices which are regulated with varying degrees of control under the PESO. Sturgeons are included as regulated species under the PESO. In compliance with the PESO, our caviar is endorsed with the CITES permits, which certifies that our caviar is legally traded.

We do not import or manufacture the wine we distribute, instead, we source the wines from our wine suppliers who are the wine importers in Hong Kong on an as-demand per order basis. Therefore, we are not subject to the relevant licensing requirements that apply to the sale of alcoholic beverages in Hong Kong.

CITES permits

Pursuant to the PESO, the importation, introduction from the sea, exportation, re-exportation and possession or control of specified endangered species of animals and plants, along with parts and derivatives of those species, are regulated under the PESO. Schedule 1 to the PESO sets out a list of species and categorizes them into different appendices which are regulated with varying degrees of control under the PESO. Sturgeons are included as regulated species under the PESO.

Importation from the PRC to Hong Kong

Under the PESO, an importer may import caviar into Hong Kong from any other jurisdiction (including the PRC) only if the importer (i) obtains an import license issued by the Director of Agriculture, Fisheries and Conservation Department of Hong Kong and produces such import license to an authorized officer of the Customs and Excise Department; and (ii) produces and surrenders the CITES permit issued by the relevant authorities of the exporting country to the authorized officer, for retention and cancellation.

In compliance with the PESO, the sturgeon farm or its agent is responsible for applying for CITES permit from the relevant regulatory authority in the PRC, while the supply chain management company is responsible for applying for import license from the Director of Agriculture, Fisheries and Conservation Department of Hong Kong on behalf of us.

Exportation from Hong Kong to foreign countries

Pursuant to the PESO, prior to the re-exportation of caviar out of Hong Kong, the re-exporter shall, pursuant to the PESO, apply for a re-export license from the Director of Agriculture, Fisheries and Conservation, which may be issued with or without conditions as the director considers appropriate. Any such re-export license obtained by the re-exporter shall be produced to an authorized officer of the Customs and Excise Department before the caviar is re-exported from Hong Kong.

In compliance with the PESO, we have engaged the supply chain management company to apply for re-export license from the Director of Agriculture, Fisheries and Conservation Department of Hong Kong on behalf of us when our caviar products are to be exported to foreign countries.

Food factory license

Pursuant to section 31(1) of the Food Business Regulation (Chapter 132X of the Laws of Hong Kong) (“FBR”), no person shall carry on or cause, permit or suffer to be carried on any food factory business except under and in accordance with a food factory license from the Food and Environmental Hygiene Department of Hong Kong (the “FEHD”), which is required for the food business involving the preparation of food for sale for human consumption off the premises.

The FEHD may grant a provisional food factory license to a new applicant who has fulfilled the basic requirements in accordance with the FBR pending fulfilment of all outstanding requirements for the issue of a full food factory license. A provisional food factory licenses is valid for a period of six months or lesser and a full food factory license is valid generally for a period of one year, both subject to payment of the prescribed license fees and continuous compliance with the requirements under the relevant legislation and regulations. A provisional food factory license is renewable once and a full food factory license is renewable annually.

In compliance with the FBR, the supply chain management company, being the landlord of our food processing factory premises, has obtained a food factory license from the FEHD for the operation of our food processing factory, which is valid for one year from April 18, 2023 to April 17, 2024, subject to further renewal.

Environmental Protection

Both the PRC and Hong Kong are parties to the CITES. Pursuant to the Protection of Endangered Species of Animals and Plants Ordinance (Chapter 586 of the Laws of Hong Kong) (the “PESO”), the importation, introduction from the sea, exportation, re-exportation and possession or control of specified endangered species of animals and plants, along with parts and derivatives of those species, are regulated under the PESO. Schedule 1 to the PESO sets out a list of species and categorizes them into different appendices which are regulated with varying degrees of control under the PESO. Sturgeons are included as regulated species under the PESO. In compliance with the PESO, our caviar is endorsed with the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) permits, which certifies that our caviar is legally traded. For further details, please refer to the paragraph headed “Licenses and Permits” in this section below.

Due to the nature of our business, our operational activities do not directly generate industrial pollutants. As such, we have not directly incurred any cost of compliance with applicable environmental protection rules and regulations as of the date of this annual report and do not expect that we will directly incur significant costs for such compliance in the future.

As of the date of this annual report, we have not come across any material non-compliance issues in respect of any applicable laws and regulations on environmental protection. We have not been subject to any administrative sanctions or penalties that have a material and adverse effect on our financial condition or business operation.

Regulations

Our business operations are conducted in Hong Kong and are subject to Hong Kong laws and regulations. Below summarize the most significant rules and regulations that affect our business activities in Hong Kong.

Public Health and Municipal Services Ordinance

The legal framework for food safety control in Hong Kong is set out in Part V of the Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong) (the “Public Health Ordinance”) and the relevant sub-legislations thereunder. The Public Health Ordinance requires the manufacturers and sellers of food to ensure that their products are fit for human consumption and comply with the requirements in respect of food safety, food standards and labeling.

As the business of our Group principally involves retail of natural and organic foods in Hong Kong, our Group is subject to the Public Health Ordinance.

Section 50 of the Public Health Ordinance prohibits the manufacturing, advertising and sale in Hong Kong of food or drugs that are injurious to health. Anyone who fails to comply with this section commits an offence which carries a maximum penalty of HK$10,000 and imprisonment for three months.

Section 52 of the Public Health Ordinance provides that, subject to a number of defenses in section 53 of the same ordinance, if a seller sells to the prejudice of a purchaser any food or drug which is not of the nature, substance or quality of the food or drug demanded by the purchaser, the seller shall be guilty of an offence which carries a maximum penalty of HK$10,000 and imprisonment for three months.

According to section 54 of the Public Health Ordinance, any person who sells or offers or exposes for sale or has in his possession for the purpose of sale or preparation for sale or deposits with, or consigns to, any person for the purpose of sale or of preparation for sale, any food intended for, but unfit for, human consumption, or any drug intended for use by human but unfit for that purpose, shall be guilty of an offence. The maximum penalty for contravention of section 54 is a fine of HK$50,000 and imprisonment for six months.

Section 61 of the Public Health Ordinance provides that it shall be an offense for any person to give with any food or drug sold by him/her, or to display with any food or drug offered for sale by him/her, any label which falsely describes the food or drug or which is calculated to mislead as to its nature, substance or quality. Further, it shall also be an offense if any person publishes, or is a party to the publication of, an advertisement falsely describing any food or drug or that is likely to mislead as to the nature, substance or quality of any food or drug. However, the offender can rely on warranty as a defense.

Section 71(2) of the Public Health Ordinance specifies that if a warranty is given by a person resident outside Hong Kong, it shall only be a defense if the company (i) has, not later than three clear days before the date of the hearing, sent to the prosecutor a copy of the warranty with a notice stating that he/she intends to rely on it and specifying the name and address of the person from whom he/she received it; and (ii) has also sent a like notice to that person. In addition, the company has to prove that it had taken reasonable steps to ascertain, and did in fact believe in, the accuracy of the statement contained therein.

Import and Export Ordinance

The Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong) provides for the regulation and control of, amongst other things, the import and export of articles into or out of Hong Kong. According to the Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong), a subsidiary legislation of the Import and Export Ordinance, an importer is under an obligation to lodge with the Customs and Excise Department an accurate and complete import declaration through a specified “Government Electronic Trading Services” provider. Further, a similar obligation is imposed on an exporter by the same Regulations.

Food Safety Ordinance

Food Safety Ordinance (Chapter 612 of the Laws of Hong Kong) (the “Food Safety Ordinance”) establishes a registration scheme for food importers and food distributors to require the keeping of records by persons who acquire, capture, import or supply food and to enable food import controls to be imposed.

Registration as food importer or distributor

Sections 4 and 5 of the Food Safety Ordinance require any person who carries on a food importation business or food distribution business to register with the Food and Environmental Hygiene Department as a food importer or food distributor.

Any person who does not register but carries on a food importation or distribution business, without reasonable excuse, commits an offence and is liable to a maximum fine of HK$50,000 and imprisonment for six months.

Record-keeping requirement relating to movement of food

Section 22 of the Food Safety Ordinance provides that a person who, in the course of business, imports food must record the following information about the acquisition of the food:

●	the date the food was acquired;

●	the name and contact details of the person from whom the food was acquired;

●	the place from where the food was imported;

●	the total quantity of the food; and

●	a description of the food.

A record must be made under this section at or before the time the food is imported. Any person who fails to comply with the record-keeping requirement, without reasonable excuse, commits an offence and is liable to a maximum fine of HK$10,000 and imprisonment for three months.

Section 24 of the Food Safety Ordinance provides that a person who, in the course of business, supplies food in Hong Kong by wholesale must record the following information about the supply:

●	the date the food was supplied;

●	the name and contact details of the person to whom the food was supplied;

●	the total quantity of the food; and

●	a description of the food.

A record must be made under this section within 72 hours after the time the supply took place. Any person who fails to comply with the record-keeping requirement, without reasonable excuse, commits an offence and is liable to a maximum fine of HK$10,000 and imprisonment for three months.

Protection of Endangered Species of Animals and Plants Ordinance

Both China and Hong Kong are parties to the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”). The Protection of Endangered Species of Animals and Plants Ordinance (Chapter 586 of the Laws of Hong Kong) (the “PESO”) came into effect on 1 December 2006 to give effect to the CITES in Hong Kong. The importation, introduction from the sea, exportation, re-exportation and possession or control of specified endangered species of animals and plants, along with parts and derivatives of those species, are thus regulated under the PESO. Schedule 1 to the PESO sets out a list of species and categorizes them into different appendices which are regulated with varying degrees of control under the PESO. Sturgeons (except the species included in Appendix I) are included as an “Appendix II species”.

Under the PESO, an importer may import into Hong Kong from any other jurisdiction (including the PRC) caviar if (i) the importer produces the CITES permit issued by the relevant authorities of the exporting country to an authorized officer of the Customs and Excise Department; (ii) an authorized officer has inspected the caviar to compare it with the particulars on the CITES permit and is satisfied that the particulars tally; and (iii) the importer surrenders to the authorized officer the CITES permit for retention and cancellation.

Prior to the re-exportation of caviar out of Hong Kong, the re-exporter shall, pursuant to the PESO, apply for a re-export license from the Director of Agriculture, Fisheries and Conservation, which may be issued with or without conditions as the director considers appropriate. Any such re-export license obtained by the re-exporter shall be produced to an authorized officer of the Customs and Excise Department before the caviar is re-exported from Hong Kong.

As stipulated in the PESO, a person commits an offence if he or she imports caviar without an import license or re-exports caviar without a re-export license. A person guilty of an offence above is liable on conviction to a fine and imprisonment. Higher penalties can be imposed by the court if the offence is committed for commercial purposes.

Consumer Goods Safety Ordinance

The Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong) (the “Consumer Goods Safety Ordinance”) imposes a duty on manufacturers, importers and suppliers of certain consumer goods to ensure that the consumer goods they supply are safe and for incidental purposes.

Our products, other than food (which are specifically excluded under the schedule of the Consumer Goods Safety Ordinance), are regulated by the Consumer Goods Safety Ordinance and the Consumer Goods Safety Regulation (Chapter 456A of the Laws of Hong Kong) (the “Consumer Goods Safety Regulation”).

Section 4(1) of the Consumer Goods Safety Ordinance requires consumer goods to be reasonably safe having regard to all of the circumstances including (a) the manner in which, and the purpose for which the products are presented, promoted or marketed; (b) the use of any mark in relation to the consumer goods, instructions or warnings given for the keeping, use or consumption of the consumer goods; (c) reasonable safety standards published by a standards institute or similar bodies for consumer goods of the description which applies to the consumer goods or for matters relating to consumer goods of that description; and (d) the existence of any reasonable means to make the consumer goods safer.

According to section 2(1) of the Consumer Goods Safety Regulation, where consumer goods on their packages are marked with, or where any labels affixed to or any documents enclosed in their packages contain, any warning or caution regarding the safe keeping, use, consumption or disposal, such warning or caution shall be in both the English and the Chinese languages. Such warnings and cautions, as required by section 2(2) of the Consumer Goods Safety Regulation, shall be legible and be placed in a conspicuous position on (a) the consumer goods; (b) any package of the consumer goods; (c) a label securely affixed to the package; or (d) a document enclosed in the package.

Food and Drugs (Composition and Labelling) Regulations

Food and Drugs (Composition and Labelling) Regulations (Chapter 132W of the Laws of Hong Kong) (the “Food and Drugs Regulations”), which are under the Public Health Ordinance, contains provisions governing the advertising and labeling of food.

Regulation 3 of the Food and Drugs Regulations provides that the composition of foods and drugs specified in Schedule 1 shall be up to the standards as specified in that schedule. The applicability of individual standards specified thereunder depends on whether the individual product in question is considered “drug” as defined in the Public Health Ordinance.

Pursuant to Regulation 5 of the Food and Drugs Regulations, any person who advertises for sale, sells or manufactures for sale any food or drug which does not conform to the relevant requirements as to the composition prescribed in Schedule 1 to the Food and Drugs Regulations commits an offence and is liable to a fine of HK$50,000 and imprisonment for six months.

Regulation 4A of the Food and Drugs Regulations requires all pre-packaged food and products sold by our Group (except for those listed in Schedule 4 thereto) to be marked and labeled in the manner prescribed in Schedule 3 to the Food and Drugs Regulations. Schedule 3 contains labeling requirements in respect of stating the product’s name or designation, ingredients, “best before” or “use by” date, special conditions for storage or instructions for use, manufacturer’s or packer’s name and address and count, weight or volume. Additionally, Schedule 3 also includes requirements on the appropriate language or languages for marking or labelling pre-packaged food. Contravention of those requirements may result in a conviction carrying a maximum penalty of HK$50,000 and imprisonment for six months.

In accordance with Regulation 4B of the Food and Drugs Regulations, generally pre-packaged food sold by our Group should be marked or labeled with its energy value and nutrient content in the manner prescribed in Part 1 of Schedule 5, and nutrition claims, if any, made on the label of the product or in any advertisement for the product should comply with Part 2 of Schedule 5. Contravention of those requirements may result in a conviction carrying a maximum penalty of HK$50,000 and imprisonment for six months.

Food Business Regulation

Regulation 31 of the Food Business Regulation (Chapter 132X of the Laws of Hong Kong) (the “Food Business Regulation”) provides that, except under and in accordance with a license granted under the Food Business Regulation, no person shall carry on or cause or permit or suffer to be carried on any food business including a food factory. “Food factory” is defined as any food business which involves the preparation of food for sale for human consumption off the premises.

Trade Descriptions Ordinance

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) makes it an offence for any person, in the course of trade or business, to (i) apply for a false trade description to any goods; (ii) supply or offer to supply any goods to which a false trade description is applied; or (iii) has in his possession for sale or for any purpose of trade or manufacture any goods to which a false trade description is applied. Furthermore, pursuant to the same legislation, it is an offence for a person to import or export any goods to which a false trade description is applied.

Employment Ordinance

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”) provides for the protection of the wages of employees and regulates the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”) is provides for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, an employer is required to take out an insurance policy to insure against the injury risk of his or her employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (set at HK$40 per hour as at the date of this annual report) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPF Schemes Ordinance”)

Employers are required to enroll their regular employees (except for certain exempt persons) aged between at least 18 but under 65 years of age and employed for 60 days or more in a Mandatory Provident Fund (“MPF”) scheme within the first 60 days of employment.

For both employees and employers, it is mandatory to make regular contributions into a MPF scheme. For an employee, subject to the maximum and minimum levels of income (set at HK$30,000 and HK$7,100 per month, respectively, as at the date of this annual report), an employer will deduct 5% of the relevant income on behalf of an employee as mandatory contributions to a registered MPF scheme with a ceiling (set at HK$1,500 as at the date of this annual report). Employer will also be required to contribute an amount equivalent to 5% of an employee’s relevant income to the MPF scheme, subject only to the maximum level of income (set at HK$30,000 as at the date of this annual report).

C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Top Wealth (BVI) Holding Limited	British Virgin Islands

Top Wealth Group (International) Limited	Hong Kong

The following diagram illustrates the corporate structure of Top Wealth Group Holding Limited and its subsidiaries as of the date of this annual report:

D. Property, Plant and Equipment

Facilities

As of the date of this annual report. we entered into the following lease agreements:

Location	Term of Lease	Usage
Units 714 & 715, 7/F Hong Kong Plaza 188 Connaught Road West Sai Wan, Hong Kong	May 10, 2024 to May 9, 2026	Principal executive office
Flat E, 8/F Golden Bear Industrial Centre 66 Chai Wan Kok Street Tsuen Wan, New Territories Hong Kong	February 11, 2023 to September 10, 2024	Food processing factory and transportation supplier

We believe that we will be able to obtain adequate facilities on reasonable terms principally through leasing, to accommodate our future expansion plans.

Intellectual Property

As of the date of this annual report, we have registered the following trademarks:

Place of registration	Trademark	Status	Trademark Number	Classes	Expiry Date
Hong Kong		Registered, August 24, 2022	306044355	29, 35	August 23, 2032
The PRC		Registered, October 7, 2022	59662676	29	October 6, 2032
Macau		Registered, August 10, 2022	N/194408	29	August 10, 2029

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — 3.D. Risk Factors” and elsewhere in this annual report.

Key Factors Affecting Our Business

We believe that our performance is principally affected by the following key factors:

●	Demographic and macroeconomic trends. Ever-growing numbers of global high-net-worth individuals and increasing demands for quality lifestyles: The substantial rise in the global economy over the years resulted in an apparent increase in the growth of ultra-high-net-worth individuals worldwide, with the number hitting record highs annually. As caviar turns to be synonymous with luxury in Western culture, it has long been favored by the ultra-wealthy class, which ensures the stability of the demand side. Besides, driven by the popularization of quality lifestyle, the growing number of high-net-worth individuals, who have cultivated full awareness of caviar’s health benefits and skincare functions, are projected to generate more demands for caviar products in the foreseeable future.

Downstream consumption demands to be extensive and diversified: As caviar is proven to be an excellent source of omega-3 and six fatty acids, and other vitamins and minerals, the nutrition benefits of caviar got highly recognized by the market worldwide. The diversification of downstream consumption demands is expanding the caviar’s application in the nutraceutical, cosmeceutical and pharmaceutical industries.

Currently, except for food garnish and other edible uses, caviar is gradually applied for skin moisturizing, skin texture improvement and obesity treatment, etc. This wide range of benefits for caviar in the cosmetic and pharmaceutical sectors is projected to continue to boost demand in the future years.

●	Expansion into major consumer market in Europe and United States. Our ability to expand our global market presence in developed markets with a strong consumer base, such as Europe, the United States, Japan, Dubai, Australia and Southeast Asia (collectively, the “Target Regions”). We intend to establish representative offices at each of the Target Regions to access the local consumers. We currently plan to recruit local sales and marketing staff to conduct marketing activities in such regions, ranging from (i) conducting product promotion; (ii) brand building; (iii) maintaining regular communication with local customers; (iv) collecting feedbacks from local consumers on our products; and (v) maintaining regular communication and interaction with different industry players, so we can stay abreast of the latest trend and development of local consumers’ tastes.

●	Our ability to successfully execute our strategies and implement our initiatives. Our performance will continue to depend on our ability to successfully execute our strategies and to implement our current and future initiatives. The key strategies include pursuing new customers in major markets in Europe and the United States including:

●	maintaining the popularity, attractiveness, diversity and quality of our caviar products;

●	maintaining or improving customers’ satisfaction with the quality of our caviar products;

●	offering and maintaining a wide selection of high-quality caviar products;

●	increasing brand awareness through marketing and brand promotion activities;

●	preserving our reputation and goodwill in the event of any negative publicity, internet and data security, product quality, price authenticity, or other issues affecting us or the caviar industry;

●	our ability to enter into sales distribution agreements in the jurisdictions we planned to expand to and distribute our products to our end-users and strategic partners overseas through a third party logistics company;

●	our ability to launch successful marketing and sales activities to sell our products;

●	our ability to enter into supply agreements with new potential suppliers and maintain relationship with our existing suppliers at competitive prices;

●	our ability to raise additional funds for operations; and

●	our ability to enhance our operational efficiency.

Results of Operations

Comparison of the Year Ended December 31, 2023 and December 31, 2022

The following financial data are derived from, and should be read in conjunction with, our consolidate financial statements for the year ended December 31, 2023.

A summary of the Company’s operating results for the year ended December 31 2023 and 2022 are as follows:

	Year ended Dec 31
	2023	2022	Change
	USD	USD	USD	%
Revenue	16,943,287	8,512,929	8,430,358	99.0
Cost of Sales	(11,556,006)	(4,309,747)	(7,246,259)	168.1
Gross Profit	5,387,281	4,203,182	1,184,099	28.2
Other income	2	—	2	100.0
Administrative Expenses	(1,846,759)	(466,477)	(1,170,282)	250.9
Selling Expenses	(495,276)	(1,456,347)	961,071	(66.0)
Profit/(loss) before tax	3,045,248	2,280,358	974,890	42.75

Our revenue increased by USD8,430,358, or 99%, from USD8,512,929 for the year ended December 31 2022 to USD16,943,287 for the year ended December 31 2023, primarily due to the addition of new customers and also increased orders from some existing customers based on the increased popularity of caviar consumption   in the fine dining industry. Also, we started trading of fine wine in 2023, which contributed revenue of US$4,460,092, compared to Nil in 2022. An analysis is set out below:

	Year ended Dec 31
	2023	2022	Change
	USD	USD	USD	%
Revenue from caviar	12,483,195	8,512,929	3,970,266	46.64
Revenue from wine	4,460,092	-	4,460,092	100.0
	16,943,287	8,512,929	8,430,358	99.0

Cost of sales

Our cost of sales mainly comprised of purchase costs  for caviar and wine. For the year ended December 31 2023, our cost of sales amounted to USD11,556,006, an increase of USD7,246,259, or 168%, from USD4,309,747 for the year ended December 31 2022. This increase was in line with the significant increase in revenue.

Gross Profit and Gross Margin

	For the Year Ended 31 December
	2023	2022	Year on year change
	USD	USD	USD	%
Gross profit of caviar	4,957,157	4,203,182	753,975	17.9
Gross profit of wine	430,124	-	430,124	100.0
Gross Profit	5,387,281	4,203,182	1,184,099	28.2
Gross profit of caviar	39.7%	49.4%	-	9.7%
Gross profit of wine	9.64%	-
Gross Margin	31.8%	49.4%		(17.6)%

Our gross profit margin for the year ended December 31, 2023 was 31.8% as compared to 49.4% for the year ended December 31, 2022. The reduction in our gross profit margin primarily stems from an increase in volume purchases made by certain customers, which enabled them to secure more favorable discounts for those orders.

Administrative and Selling Expenses

Our Company’s administrative expenses came in at USD1,846,759 and USD466,477 for the year ended December 31, 2023 and 2022 respectively, representing approximately 10.90% and 5.48% of our total revenue for the corresponding period.

Our administrative expenses for the year ended 30 June 2023 primarily consist of (i) professional fee; (ii) staff cost; (iii) depreciation; (iv) rental fee; (v) travelling and entertainment; (vi) office supplies and upkeep and (vii) miscellaneous expenses. The following table sets forth the breakdown of our administrative expenses for the year ended December 31, 2023 and 2022.

	Year ended December 31
	2023		2022
	USD	%	USD’	%
Staff cost	444,388	24.1	110,024	23.6
Depreciation	233,659	12.7	173,215	37.1
Operating lease payment	86,038	4.7	53,282	11.4
Office supplies and upkeep expenses	9,793	0.5	29,997	6.4
Professional fees	921,110	49.9	35,322	7.6
Entertainment	76,342	4.1	20,072	4.3
Travelling expense	36,545	1.9	18,142	3.9
Sample and scrap inventory	14,977	0.8	11,440	2.5
Miscellaneous	23,907	1.3	14,983	3.2
	1,846,759	100.0	466,477	100.0

The increase in administrative expenses during the year ended December 31, 2023 was primarily due to increased IPO related professional fees, including legal, audit, and consulting fees of approximately USD921,110. The increase in staff cost for the year ended December 31 2023 compared to December 31 2022 was mainly due to the increase in headcount and workforce as our Company pushed for higher sales orders and acquisition of new customers. The higher depreciation expense was due to the completion of the renovation of our office which was only completed in the first half of 2023.

Our selling expense in 2022 primarily consist of marketing campaign paid to a marketing agency as follows:

	Year ended December 31
	2023		2022
	USD	%	USD’	%
Marketing expense	495,276	100	1,456,347	100

The reduction in selling expenses for the year ended December 31 2023 compared to the corresponding period in 2022 can be primarily attributed to the absence of expenditure related to engaging a marketing agency for promotional campaigns. Our own in-house marketing team had developed a better understanding of our industry, target audience and product offerings since our early days. This decision to forego the engagement of a marketing agency has proven to be cost efficient and allowed us to allocate resources more efficiently, reducing cost associated with marketing and agency fee.

Comparison of Fiscal Year Ended December 31, 2022 and December 31, 2021

The following financial data are derived from, and should be read in conjunction with, our audited financial statements for the year ended December 31, 2022.

A summary of the Company’s operating results for the year ended December 31, 2022 and for the year ended December 31, 2021 are as follows:

	Year ended December 31
	2022	2021	Year on year change
	USD	USD	USD	%
Revenue	8,512,929	19,615	8,493,314	43,300.1
Cost of Sales	(4,309,747)	(4,313)	(4,305,434)	99,824.6
Gross Profit	4,203,182	15,302	4,187,880	27,368.2
Administrative Expenses	(466,477)	(21,004)	(445,473)	2,120.9
Selling Expenses	(1,456,347)	(11,186)	(1,445,161)	12,919.4
Profit/(loss) before tax	2,280,358	(16,888)	2,297,246	(13,602.8)

The Company began the caviar business in 2021. In the first year the Company recorded minor losses due to administrative and set up costs. In 2022, revenue increased by 433 times to USD8,512,929 from USD19,615 in 2021. This is attributable to the marketing efforts of the Company and selling of products under our own brand which was launched in November 2021. The gross profit margin is approximately 50% for 2022. Administrative expenses increased in 2022 due to increased headcount and manpower , deprecation and operating lease payments.

Moving forward the Company is optimistic and expects the results to improve further as more and more people are aware of our brand.

Cost of revenues

During the years ended December 31, 2021 and 2022, our Group’s cost of revenues was mainly comprised of purchase costs. For the years ended December 31, 2021 and 2022, our cost of revenues amounted to USD 4,313 and USD 4,309,747, respectively as our revenue increased significantly. The higher gross margin of 78% in 2021 is because all the sales in 2021 were retail sales that the price was higher than that of those wholesale in 2022.

Administrative and Selling Expenses

Our administrative expenses primarily consist of (i) staff cost; (ii) depreciation; (iii) operating lease payments; (iv) office supplies and upkeep expenses; (v) travelling and entertainment; (vi) legal and professional fees and (vii) miscellaneous expenses. The following table sets forth the breakdown of our administrative expenses for the years ended December 31, 2022 and 2021:

	Year ended December 31
	2022		2021
	USD	%	USD’	%
Staff Cost	110,024	23.6	—	—
Depreciation	173,215	37.1	2,484	11.8
Operating lease payment	53,282	11.4	7,077	33.7
Office supplies and upkeep expenses	29,997	6.4	6,061	28.9
Professional fees	35,322	7.6	385	1.8
Entertainment	20,072	4.3	732	3.5
Travelling expense	18,142	3.9	721	3.4
Sample and scrap inventory	11,440	2.5	2,771	13.2
Miscellaneous	14,983	3.2	773	3.7
	466,477	100.0	21,004	100.0

Our selling expense primarily consist of marketing campaign paid to a marketing company as follows:

	Year ended December 31
	2022		2021
	USD	%	USD’	%
Marketing expense	1,444,352	99.2	11,186	100
Miscellaneous	11,995	0.8	—	—
	1,456,347	100.0	11,186	100

Our Group’s administrative and selling expenses came in at USD 1,922,824 and USD 32,190 for the years ended December 31, 2022 and 2021 respectively, representing approximately 22.6% and 164.1% of our total revenue for the corresponding years.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees. The staff costs of our Group were USD110,024 or the year ended December 31, 2022.

Depreciation expense is charged on our property, plant and equipment which included (i) office equipment and (ii) furniture and fittings.

Office supplies and upkeep expenses mainly represented office supplies, cleaning cost and the relevant utilities expenses such as electricity and water.

Travelling and entertainment mainly represented expenditure for business travel and cost incurred for social gathering and refreshment for our staff.

Legal and professional fees mainly represented auditor’s remuneration and other professional fees for training and development and staff recruitment services.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through cash generated from our operations. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from the securities offering from the listing and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31
	2023	2022	2021
	USD	USD	USD
Cash and cash equivalents at beginning of the year	217,384	1,385	581

Net cash provided by (used in) operating activities	(863,616)	120,260	63,515
Net cash used in investing activities	—	(481,173)	(62,723)
Net cash provided by financing activities	780,582	576,912	12

Net increase (decrease) in cash and cash equivalents	(83,034)	215,999	804

Cash and cash equivalents as at end of the year	134,350	217,384	1,385

For the year ended December 31, 2023, our net cash used in operating activities was USD863,616 and is mainly comprised of increase in accounts receivable as there were promotional sales for the Christmas of 2023. For the years ended December 31 2022 and 2021, our net cash of USD 215,999 and USD804 provided by operating activities primarily reflected our net income, as adjusted for non-operating items, such as depreciation of right of use assets, plant and equipment, deferred tax credit and effects of changes in working capital such as increase or decrease in inventories, accounts receivable, accounts and other payables, deposits and accruals.

For the year ended December 31 2023, there was no cash outflow from investing activities while for the years ended December 31 2022 and 2021, the cash outflows from our investing activities were primarily attributable to acquisition of office equipment and leasehold improvement of our office.

For the year ended December 31 2023, the cash provided by financing activities were attributable to standby bridging loan facilities provided by a third party and also minority shareholder, while for the years ended December 31, 2022 and 2021, the cash provided by financing activities were attributable to the issue of capital and funds provided by our director.

Working Capital

We believe that our Company has sufficient working capital for our requirements for at least the next 12 months from the date of this annual report, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from the IPO offering.

Capital Expenditures

Historical capital expenditures

Our capital expenditures for the years ended December 31 2023 and 2022 were nil and USD 481,173 respectively. The capital expenditures incurred in the year ended December 31 2022 are related to purchase of office equipment and leasehold improvement. We principally funded our capital expenditures through cash flows from operations.

Off-Balance Sheet Transactions

As of December 31, 2023, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our stockholders.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our unaudited interim condensed consolidated financial statements:

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, shareholders’ equity, revenues and expenses during the reporting period, and the disclosure of contingent liabilities at the date of the consolidated financial statements.

On an ongoing basis, management reviews its estimates and if deemed appropriate, those estimates are adjusted. The most significant estimates include allowance for uncollectible accounts receivable, inventory valuation, useful lives and impairment for property and equipment, valuation allowance for deferred tax assets, accruals for potential liabilities and contingencies. Actual results could vary from the estimates and assumptions that were used.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update 2014-09, “Revenue from contracts with customers,” (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company’s main revenue stream is from sales of products. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

The Company has one major stream of revenue, that is, the sale of caviar products in Hong Kong.

Foreign Currency Translation

The Company’s principal country of operations is Hong Kong. The financial position and results of its operation are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s consolidated financial statements are reported using U.S. Dollar (“US$” or “$”).

The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31, 2023	December 31, 2022
USD to HK$ /Year End	7.8	7.8

	December 31,
	2023	2022	2021
USD to HK$ Average Rate	7.8	7.8	7.8

Fair Value Measurements — Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are classified using the following hierarchy:

●	Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

●	Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data.

●	Level 3. Inputs are unobservable for the asset or liability and include situations in which there is little, if any, market activity for the asset or liability. The inputs used in the determination of fair value are based on the best information available under the circumstances and may require significant management judgment or estimation.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses reflected as current assets and current liabilities. Due to the short-term nature of these instruments, management considers their carrying value to approximate their fair value.

New accounting standards

Financial Instruments — Credit   Losses

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13 (Topic 326), Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires an asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance became effective for the Company beginning January 1, 2023. The adoption did not have a material impact on the Company’s consolidated financial statements.

Accounts receivables are reviewed for impairment on a quarterly basis and are presented net of an allowance for expected credit losses. The allowance for expected credit losses is estimated based on the Company’s analysis of amounts due, historical delinquencies and write-offs, and current economic conditions, together with reasonable and supportable forecasts of short-term economic conditions. The allowance for expected credit losses is recognized in net income (loss) and any adjustment to the allowance for expected credit losses is recognized in the period in which it is determined. Write-offs of accounts receivable, together with associated allowances for expected credit losses, are recognized in the period in which balances are deemed uncollectible. The Company does not have a history of significant write-offs. As of June 30, 2023 and December 31, 2021, the total allowance for expected credit losses on the Company’s accounts receivable were Nil and Nil.

On December 14, 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” to enhance the transparency and decision usefulness of income tax disclosures. The amendments require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pre-tax income or loss by the applicable statutory income tax rate). In addition, public business entities are required to provide certain qualitative disclosures about the rate reconciliation and the amount of income taxes paid (net of refunds received) disaggregated (1) by federal (national), state, and foreign taxes and (2) by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). For public business entities, the standard is effective for annual periods beginning after December 15, 2024. The amendments in this ASU require a cumulative effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets) as of the beginning of the annual reporting period in which an entity adopts the amendments. The Company is evaluating the impact of this standard on the Company’s consolidated financial statements.

We have evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the date of this report and do not believe the future adoption of any such standards will have a material impact on our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Kim Kwan Kings, WONG	53	Chief Executive Officer, Chairman of the board, and Director
Hung, CHEUNG	55	Director
Kwok Kuen, YUEN	39	Chief Financial Officer
Feiyong, LI	41	Director
Phei Suan, HO	44	Director
Wai Chun, CHIK	39	Director

Name	Age	Position(s)
Kim Kwan Kings, WONG	53	Chief Executive Officer, Chairman of the board, and Director
Hung, CHEUNG	55	Director
Kwok Kuen, YUEN	39	Chief Financial Officer
Feiyong, LI	41	Independent Director
Phei Suan, HO	44	Independent Director
Wai Chun, CHIK	39	Independent Director

Kim Kwan Kings, WONG  is the chief executive officer, Director, and the Chairman of the board of the Company, overseeing the general corporate strategy and brand promotion management and business expansion. Mr. Wong is one of the founders of the Company, and has committed to expanding and promoting the Company’s business and international market for caviar products. Mr. Wong has extensive experience in market promotion, brand promotion, sales channel expansion, business planning in industries including new retail, health supplement, biotechnology, artificial intelligence. In the past five years, Mr. Wong has been the chief executive officer of TW HK.

Hung, CHEUNG is the Director of the Company. Mr. Cheung is responsible for our Group’s overall management, merger and acquisition and corporate/commercial transaction matters. Mr. Cheung has over 20 years of experience in corporate finance, business and administrative management. Since January 2023, Mr. Cheung has served as an executive director of Great Wall Terroir Holdings Limited (HKEx: 524), a company listed on the main board of the Stock Exchange of Hong Kong Limited. From 2015 to 2023, Mr. Cheung was a partner of DM Capital Limited, an asset management company based in the PRC. From January 2010 to October 2016, Mr. Cheung served as chairman of the board of China Biotech Services Holdings Limited (HKEx: 8037), a company listed on the GEM of the Stock Exchange of Hong Kong Limited. From 2003 to 2004, Mr. Cheung served as a non-executive director of Capital VC Limited (HKEx: 2324), a company listed on the main board of the Stock Exchange of Hong Kong Limited. Mr. Cheung obtained a Master of Business Administration from the Chinese University of Hong Kong in 2001.

Kwok Kuen, YUEN has served as our chief financial officer since December 1, 2022. Mr. Yuen has more than 20 years of experience of handling financial and audit operation in companies. From February 2004 to January 2008, Mr. Yuen worked in PricewaterhouseCoopers, with his last position as manager of the assurance department and from February 2008 to March 2015, he worked at PKF Hong Kong Limited with his last position as senior audit manager. Mr. Yuen has extensive experience in providing consulting services to reverse acquisition projects, merger and acquisition, due diligence, corporate reorganization, internal control and system inspection. Mr. Yuen is familiar with Hong Kong audit principals, corporation laws, listing rules, corporate audit, public offering and private placement. Mr. Yuen received a Bachelor degree of business from Monash University in September 1998. He is also member of CPA Australia and Hong Kong Institute of Certified Public Accountants. Since August 2016, Mr. Yuen has been an independent non-executive director of China Tian Yuan Healthcare Group Limited (HKEx: 557), a company listed on the Hong Kong Stock Exchange.

Feiyong, LI is our director and the chairman of the nominating committee and the member of the compensation committee and audit committee. Mr. Li has served as an independent director and the chairman of Nominating and Corporate Governance Committee of Jayud Global Logistics Limited (NASDAQ: JYD) since March 31, 2023. Mr. Li has extensive experience in advising equity investment projects in the Hong Kong and U.S. market and served a number of licensed corporations under the Securities and Futures Ordinance of Hong Kong. Mr. Li has been serving as the investment manager at Koala Securities Limited since 2019. Mr. Li previously served as the general manager of Zen Corporate Consulting Limited from 2012 to 2021, where he focused on providing public relations processing services, listing consulting services, and corporate investment and financing services. From 2013 to 2020, Mr. Li also served as the chief investment officer of CNI Securities Group Limited, where he was responsible for project investment and financing. From 2009 to 2011, Mr. Li consecutively served as the investment consultant of Kingston Securities Limited and Guoyuan Securities Brokerage (Hong Kong) Limited. Mr. Li received an advanced diploma in business studies from the Windsor Management College of Singapore in 2021.

Phei Suan, HO is our director and the chairwoman of the audit committee and the member of the nominating committee and the compensation committee. Ms. Ho has over 20 years’ experience in accounting, audit and corporate financing experience. Since October 2017, Ms. Ho served as the chief financial officer of Furniweb Holdings Limited (HKEx: 8480), a company listed on GEM of the Stock Exchange of Hong Kong Limited. From May 2014 to September 2017, Ms. Ho served as the group financial controller of PRG Holdings Berhad, a company listed on the main market of Busa Malaysia Securities Berhad. From April 2012 to April 2014, Ms. Ho served as the head of corporate finance of Encorp Berhad, a company listed on the main market of Busa Malaysia Securities Berhad. From April 2011 to March 2012, Ms. Ho served as the financial business consultant of Hewlett-Packard (Malaysia) Sdn Bhd. From March 2008 to October 2010, Ms. Ho served as an audit manager of KPMG China. From August 2002 to February 2008, Ms. Ho served as an audit manager of Ernst & Young in Malaysia. Ms. Ho obtained a bachelor degree of Accountancy from the University of Malaya in Malaysia in 2002. She has been a Chartered Accountant under the Malaysian Institute of Accountants since 2006 and a Certified Public Accountant of the Malaysian Institute of Certified Public Accountants since 2007.

Wai Chun, CHIK is our director and the chair of our compensation committee and the member of the nominating committee and audit committee. Ms. Chik has over 15 years of experience in the auditing, accounting, corporate governance and company secretarial matters. She currently serves as the company secretary of P.B. Group Limited, a company that is listed on the Hong Kong Stock Exchange (HKEx: 8331) since August 2019, and FingerTango Inc., a company that is listed on the Hong Kong Stock Exchange (HKEx: 6860) since July 2023. She also currently serves as the independent non-executive director at Boltek Holdings Limited, a company that is listed on the Hong Kong Stock Exchange (HKEx: 8601), since September 2021. Furthermore, Ms. Chik is currently the head of company secretarial department of P.B. Advisory Limited. Ms. Chik obtained the master of corporate governance degree from the Hong Kong Polytechnic University in 2015. She was admitted as a member of CPA Australia in June 2011. Ms. Chik was also certified as a certified public accountant by the Hong Kong Institute of Certified Public Accountants in September 2011, and was admitted as an associate of both the Hong Kong Chartered Governance Institute (formerly known as the Hong Kong Institute of Chartered Secretaries) and the Chartered Governance Institute (formerly known as the Institute of Chartered Secretaries and Administrators) in March 2016.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

6.B. Compensation

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our senior executive officers and/or Directors.

Mr. Kim Kwan Kings, WONG and Mr. Hung, CHEUNG

TW Cayman entered into separate employment agreements with: (a) Mr. Kim Kwan Kings, WONG, the Director, Chief Executive Officer, and the Chairman of the Board, on May 16, 2023; and (b) Mr. Mr. Hung, CHEUNG, the Director, on October 27, 2023, respectively (collectively, the Directors Employment Agreements).

The initial term of employment under the Directors Employment Agreements is for a term of one year unless terminated earlier. Upon expiration of the initial-year term, the Employment Agreements shall be automatically extended for successive one-year terms unless a three-months prior written notice to terminate the Directors Employment Agreement or unless terminated earlier pursuant to the terms of the Directors Employment Agreements.

Pursuant to the Directors Employment Agreements, Mr. Wong and Mr. Cheung will receive a nominal cash compensation of salary US$ 1 annually, each, for their capacities with TW Cayman. TW Cayman is entitled to terminate their agreement for cause at any time without remuneration for certain acts of Mr. Wong and Mr. Cheung, as being convicted of any criminal conduct, any act of gross or willful misconduct, or any severe, willful, grossly negligent, or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. Mr. Wong and Mr. Cheung have agreed to hold, both during and after the terms of his or her agreement, in confidence and not to use for the officer’s benefit or the benefit of any third party, any trade secrets, other information of a confidential nature or non-public information of or relating to us in respect of which we owe a duty of confidentiality to a third party. In addition, each Mr. Wong and Mr. Cheung has agreed not to, for a period of one year following the termination of his employment, carry on any business in direct competition with the business of the Top Wealth group of companies, solicit or seek or endeavor to entice away any customers, clients, representative, or agent of the Top Wealth group of companies or in the habit of dealing with the Top Wealth group of companies who is or shall at any time within two years prior to such cessation have been a customer, client, representative, or agent of the Top Wealth group of companies, and use a name including the words used by the Top Wealth group of companies in its name or in the name of any of its products, services or their derivative terms, or Chinese or English equivalent in such a way as to be capable of or likely to be confused with the name of the Top Wealth group of companies.

Furthermore, TW HK, our Operating Subsidiary, has entered letter of employment with Mr. Hung, CHEUNG on June 25, 2022. Pursuant to the letter of employment, commenced on July 1, 2022, Mr. Cheung have been employed as the Manager of TW HK, for a base monthly salary of HK$ 20,000 (approximately US$2,650) and Mandatory Provident Fund (MPF) pension contribution. As provided by the letter of employment, Mr. Cheung is required to refrain from servicing other company or business which will conflict with TW HK’s interest and from infringing the confidentiality principal of TW HK. Either Mr. Cheung or TW HK may terminate employment of Mr. Cheung with TW HK, by giving one month notice in writing.

Mr. Cheung will continue to receive compensation, in the form of salary and pension, from the Operating Subsidiary.

Mr. Kwok Kuen, YUEN

On May 16, 2023, TW Cayman entered into employment agreement with Mr. Mr. Kwok Kuen, YUEN, the Chief Financial Officer. This employment agreement shall continue to be effect until or unless terminated by either Mr. Yuen or TW Cayman by giving not less than three (3) months’ notice in writing or payment in lieu, or terminated earlier pursuant to the terms of the employment agreement. TW Cayman may terminate the Mr. Yuen’s employment immediately without notice or payment in lieu if Mr. Yuen: willfully disobeys a lawful and reasonable order, misconducts himself such conduct being inconsistent with the due and faithful discharge of his duties, commits a fraudulent or dishonest acts, is habitually neglectful in his duties; or on any other ground on which the TW Cayman would be entitled to terminate Mr. Yuen’s employment without notice at common law.

Pursuant to his employment agreements, Mr. Yuen receive cash compensation of salary HK$35,000 (approximately US$4,490) monthly.

Mr. Yuen further undertook to maintain in strict confidence any and all information of Top Wealth group of companies or of any other third parties to which he may have access. During and for a period of two (2) years after Mr. Yuen’s employment, Mr. Yuen will not use for his own account or divulge or disclose to any person, firm or company any trade secret, intellectual property or any other confidential information of the Top Wealth group of companies, include but shall not be limited to all information not in the public domain concerning the business, products, customer and client lists and contact details, procedures, processes and management strategies know-how, technology, accounts, finances, business and marketing plans, contracts, suppliers and business affairs of Top Wealth group of companies.

Both during and after a further period of six (6) months following the termination of his employment, Mr. Yuen has agreed not to, approach, canvass, solicit or otherwise endeavor to entice away from any person who at any time during the twelve (12) months preceding the termination of Mr. Yuen’s employment that has been a customer or supplier of the Top Wealth group of companies and during such period he shall not use his knowledge of or influence over any such customer or supplier to or for his own benefit or the benefit of any other person carrying on business in competition with the Company or otherwise use his knowledge of or influence over any such customer or supplier to the detriment of the Company, and not to solicit or entice or endeavor to solicit or entice away from Top Wealth group of companies any person who at the date of termination is employed or engaged by the Top Wealth group of companies in a managerial, executive or sales capacity and with whom Mr. Yuen has had material dealings or was directly managed by or reported to Mr. Yuen within the period of twelve (12) months immediately prior to the date of termination.

Furthermore, TW HK, our Operating Subsidiary, has entered letter of employment with Mr. Yuen on November 20, 2022. Pursuant to the letter of employment, commenced on December 1, 2022, Mr. Yuen have been employed as the Chief Financial Officer of TW HK, for a base monthly salary of HK$ 35,000 (approximately US$4,490) and Mandatory Provident Fund (MPF) pension contribution.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we paid an aggregate of HK$ 876,000 (US$ 112,308) as compensation to our directors and executive officers as well as an aggregate of HK$36,000 (US$4,615) contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

For the fiscal year ended December 31,2022 we paid an aggregate of HK$153,000 (US$19,615) as compensation to our directors and executive officers as well as an aggregate of HK$6,000 (US$769) contributions to the MPF.

As the appointments of our independent directors was effective on March 29, 2023, for the fiscal year ended December 31, 2023 and 2022, we did not have any non-executive directors and therefore have not paid any compensation to any non-executive directors.

Except our contribution to the MPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. We do not have any equity incentive plan in place as of the date of this annual report.

6.C. Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There are no directors’ service contracts with the Company or its subsidiaries providing for benefits upon termination of employment.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating committee under the board of directors, and an investment committee under the management. Our board of directors has adopted a charter for the audit committee, the compensation committee, and the nominating committee. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Feiyong, LI, Phei Suan, HO, Wai Chun, CHIK. Ms. Phei Suan, HO is the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee consists of Feiyong, LI, Phei Suan, HO, Wai Chun, CHIK. Ms. Wai Chun, CHIK is the chair of our compensation committee. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee.    Our nominating committee consists of Feiyong, LI, Phei Suan, HO, Wai Chun. CHIK Mr. Feiyong, LI is the chair of our nominating committee. We have determined that Feiyong, LI, Phei Suan, HO, and Wai Chun, CHIK satisfy the “independence” requirements under NASDAQ Rule 5605. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association (as may be amended from time to time) and the class rights vested thereunder in the holders of the shares. Our company has a right to seek damages against any director who breaches a duty owed to us. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our articles of association as may be amended from time to time.

A director will also be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing, (iv) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months, or (v) is removed from office pursuant to any other provisions of our memorandum and articles of association (as may be amended from time to time).

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our memorandum and articles of association, we may indemnify our directors and officers, among other persons, from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

Board Diversity

Board Diversity Matrix (As of the date of this annual report)

Country of Principal Executive Offices:	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—

6.D. Employees

We had 12 employees as of December 31, 2023. We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. We generally formulate our employees’ remuneration package to include salary and benefits. We provide our employees with social security benefits in accordance with all applicable regulations and internal policies. None of our employees are represented by labor unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Ordinary Shares on an as-converted basis.

The calculations in the table below are based on 29,000,000 Ordinary Shares issued and outstanding as of the date of this annual report. All of our shareholders who own our Ordinary Shares have the same voting rights.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number of Ordinary Shares	%
Directors and Executive Officers:
Kim Kwan Kings, WONG(1)	20,160,000	69.52%
Hung, CHEUNG	—	—
Kwok Kuen, YUEN	—	—
Feiyong, LI	—	—
Phei Suan, HO	—	—
Wai Chun, CHIK	—	—
All Directors and Executive Officers as a Group	20,160,000	69.52%

Principal Shareholders holding 5% or more:
Winwin Development Group Limited(1)	20,160,000	69.52%

(1)	Kim Kwan Kings, WONG beneficially owns 20,160,000 Ordinary Shares through Winwin Development Group Limited, a company incorporated under the laws of the British Virgin Islands, which is owned as to 90% by Mr. Kim Kwan Kings, WONG and 10% by Mr. Kin Fai, CHONG. Mr. Kim Kwan Kings, WONG is the sole director of Winwin Development Group Limited. Mr. Wong may be deemed the beneficial owners of the Ordinary Shares held by Winwin Development Group Limited, and Mr. Wong holds the voting and dispositive power over the Ordinary Shares held by Winwin Development Group Limited. The registered address of Winwin Development Group Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

As of December 31, 2023, the Company had the following balances due with related parties:

Name	Amount	Relationship	Note
Wong Kim Kwan Kings	$160,089	Director and controlling shareholder of the Company	Unsecured interest free loan payable, repayable on demand
Snow Bear Capital Limited	$429,065	Shareholder of the Company	Unsecured interest free loan payable, repayable within one year from draw down

As of December 31, 2022, the Company had the following balances due with related parties:

Name	Amount	Relationship	Note
Mother Nature Health (HK) Limited	$5,436	The former director of Top Wealth Group (International) Limited, the Operating Subsidiary, and the former director of the related company, Mother Nature Health (HK) Limited.	Account receivable
Kin Fai, CHONG	$63,735	A former director and the former principal owner of Top Wealth Group (International) Limited. The current shareholder of Winwin Development Group Limited, the Company’s controlling shareholder	Amount receivable for common stock issued in Top Wealth Group (International) Limited
Kim Kwan Kings, WONG	$(217,779)	Director and controlling shareholder of the Company	Unsecured interest free loan payable, repayable on demand

Mother Nature Health (HK) Limited has ceased to be a related party after December 31, 2022. On August 9, 2022, Mother Nature Health (HK) Limited entered into the trade transaction with the Operating Subsidiary, Top Wealth Group (International) Limited, from which the account receivables of the amount of $5,436 was incurred. The $5,436 account receivable have been fully paid by Mother Nature Health (HK) Limited as of the date of this report.

Kin Fai, CHONG, the former director and the former principal owner of Top Wealth Group (International) Limited prior to the reorganization of the group, currently a 10% shareholder of Winwin Development Group Limited, the Company’s controlling shareholder, received from the Company cash advance in the form of interest-free loans, which was to pay for his expenses generated from his business trip on July 14, 2021. The advance has been fully repaid as of the date of the this report.

Kim Kwan Kings, WONG is a director and CEO of the Company. On July 14, 2022 and December 31, 2021, Mr. Wong has lent cash to the Top Wealth Group (International) Limited, the Operating Subsidiary, in the form of interest-free loan, with the purpose of solidifying the its work capital. The outstanding amount due to Mr. Wong as of the date of this report is $160,089.

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any pending any material legal or administrative proceedings and are not aware of any events that are likely to lead to any such proceedings.

As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information — 3.D. Risk Factors—Risks Relating to Our Business and Industry— We are subject to risks relating to litigation and disputes, which could adversely affect our business, prospects, results of operations and financial conditions, and may face significant liabilities as a result. ” and “Item 3. Key Information — 3.D. Risk Factors—Risks Relating to Our Business and Industry— We may not be able to adequately protect our intellectual properties, or we may be subject to intellectual property infringement claims or other allegations by third parties, either of which could adversely affect our business and operations.”.

Dividend Policy

TW Cayman has not made any dividends or distributions to U.S. investors as of the date of this annual report.During the fiscal years ended December 31, 2023, 2022, and 2021, no dividends or distribution have been made to date by our subsidiaries. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

The laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash from TW Cayman to TW HK from TW HK to TW Cayman. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between TW Cayman and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiaries, to TW Cayman and U.S. investors and amounts owed.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “TWG.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Meetings of Shareholders

As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene a meeting of shareholders whenever they think necessary or desirable. At least 5 clear days’ notice of a general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors. Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

Our board of directors must convene a general meeting upon the written requisition of one or more shareholders entitled to attend and vote at a general meeting of the Company holding not less than 10% of the rights to vote at such general meeting in respect to the matter for which the meeting is requested, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. A quorum shall consist of the presence (whether in person or represented by proxy) of one shareholder if the Company has one shareholder and two shareholders if the Company has more than one shareholder. If, within fifteen minutes from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same time and place seven days hence or to such other time or place as is determined by the directors, and if, at the adjourned meeting, a quorum is not present within fifteen minutes from the time appointed for the meeting, the shareholders present in person or by proxy at the meeting shall be a quorum. Subject to the articles, at every meeting, the shareholders present in person or by proxy may choose someone of their number to be the chairman.

A corporation that is a shareholder shall be deemed for the purpose of our memorandum and articles of association to be present at a general meeting in person if represented by its duly authorized representative. Where a duly authorized representative is present at a meeting that shareholder who is a corporate is deemed to be present in person; and the acts of the duly authorized representative are personal acts of that shareholder.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, may if he wishes cast a second or casting vote.

Meetings of Directors

The business of our company is managed by the directors. Our directors are free to meet at such times and in such manner and places within or outside the Cayman Islands as the directors determine to be necessary or desirable. The quorum for the transaction of business at a meeting of directors shall be two unless the directors fix some other number. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Winding Up

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

●	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

●	either alone or jointly with any other person, whether or not that other person is a shareholder; and

●	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders.

The Companies Act and our memorandum and articles of association permits us to purchase our own shares, subject to certain restrictions and requirements. Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

●	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

●	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

●	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

Under the Companies Act, the repurchase of any share may be paid out of our Company’s profits, or out of the share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, and (2) if such repurchase would result in there being no shares outstanding other than shares held as treasury shares. The repurchase of shares may be effected in such manner and upon such terms as may be authorized by or pursuant to the articles. If the articles do not authorize the manner and terms of the purchase, a company shall not repurchase any of its own shares unless the manner and terms of purchase have first been authorized by a resolution of the company. In addition, under the Companies Act and our memorandum and articles of association, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any class of our shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed by a majority of not less than two-thirds of holders of shares of that class as may be present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Changes in Capital

We may from time to time by an ordinary resolution of our shareholders:

●	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

●	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

●	subdivide our existing shares, or any of them, into shares of a smaller amount than that fixed by the memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled, or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce its share capital in any manner authorized by the Companies Act.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

10.C. Material contracts

Effective on August 1, 2022, Top Wealth (International) Limited (“TW HK”), the Operating Subsidiary, entered into a Corporate Development Consultant Appointment Agreement with Mr. Haitong, CHEN (the “Consultancy Agreement”), in which TW HK appointed Mr. Chen for a term of 10 months commencing from August 1, 2022 to June 30, 2023, subject to extension or early termination, to provide corporate development, project management, and capital financing consultancy services in connection to the Company’s initial public offering.

Pursuant to the Consultancy Agreement, in addition to a fixed cash remuneration to Mr. Chen, TW HK will also cause TW Cayman to grant stock options to Mr. Chen to acquire an aggregate of 1,080,000 Ordinary Shares of TW Cayman after the Company’s IPO, representing 4% of the Ordinary Shares of TW Cayman issued and outstanding prior to the Company’s initial public offering (the “Consultancy Stock Option”). The options granted to Mr. Chen will vest and become exercisable over a period of three years in three equal tranches, on the first, second, and third anniversary of the date of Company’s listing on Nasdaq capital market. All options shall be exercised after three anniversaries and within 60 months of Company’s initial public offering, otherwise the unexercised options will be null and void. The applicable exercise price for the Consultancy Stock Option that to be granted to Mr. Chen is fifty percent (50%) of the offering price per Ordinary Shares offered by the Company in Company’s initial public offering.

Upon the expiration of the term of the Consultancy Agreement, Mr. Chen and the Company mutually agreed not to extend Consultancy Agreement.

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands, British Virgin Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

●	Revenues gains from the sale of our Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our Ordinary Shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

●	If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets and projections as to the market price of our Ordinary Shares, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our potential strategic investment business as compared to our other businesses, and the value of the assets held by our potential strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore fluctuations in the market price of our Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sole election.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. We intend to list the Ordinary Shares on Nasdaq Capital Market. Provided that this listing is approved, we believe that the ordinary should generally be considered to be readily tradeable on an established securities market in the United States. There can be no assurance that the Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Ordinary Shares.

For U.S. foreign tax credit purposes, dividends paid on our Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to- market election with respect to such stock. If a U.S. Holder makes this election with respect to our Ordinary Shares, the holder will generally(i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to- market election in respect of our Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our Ordinary Shares will be treated as marketable stock upon their listing on Nasdaq Capital Market. We anticipate that our Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our Ordinary Shares if we are or become a PFIC.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of accounts receivable.

We have designed our credit policies with an objective to minimize their exposure to credit risk. Our Company’s “receivables” are generally short term in nature and the associated risk is minimal. We conduct credit evaluations on its customers and generally does not require collateral or other security from such customers. We extended a one-off credit term to 90 days as a 2023 Christmas promotion to our creditworthy customers. We periodically evaluate the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Interest rate risk

We have no signification exposure to interest rate risk.

Foreign currency risk

Our functional currency is Hong Kong dollars that trade primarily in Hong Kong dollar (“HK$”). Our presentation currency is United Sates dollar (“US$”). HK$ is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Typically, we ensure that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-275684), as amended, including the annual report contained therein, which registered 2,000,000 Ordinary Shares and was declared effective by the SEC on March 29, 2024, for our initial public offering, which completed on April 18, 2024, at an initial offering price of US$4.00 per Ordinary Share. Revere Securities LLC acted as the sole underwriter.

In connection with the issuance and distribution of the Ordinary Shares in our initial public offering, our expenses incurred and paid to others totaled approximately US$ 1.55 million, which included US$0.56 million for underwriting discounts and commissions. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$7.16 million from our initial public offering.

As of the date of this annual report, we used US$4.4 million of the net proceeds received from our initial public offering for general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a)	Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements included in this annual report, our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our disclosure controls and procedures were not effective that there were insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both US GAAP and SEC guidelines.

The Company has compensation control that the CFO actively research the latest development of US GAAP by reference to other SEC registrants’ filings, Big 4 accounting firms and other professional parties discussion paper. The CFO would also seek for second opinion and advice from external US GAAP professional for complicated financial reporting issue.

As a company with less than US$1.235 billion in revenue for the fiscal year of 2023, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

(b)	Evaluation of Disclosure Controls and Procedures

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

(c)	Changes in internal control over financial reporting.

There has been no change in our internal controls over financial reporting other than the remediation of the material weakness relates to lack of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting as described above.

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Feiyong, LI, Phei Suan, HO, and Wai Chun, CHIK,and is chaired by Phei Suan, HO. Feiyong, LI, Phei Suan, HO, and Wai Chun, CHIK each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Phei Suan, HO qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at https://ir.imperialcristalcaviar.com.

Item 16C. Principal Accountant Fees and Services

Onestop Assurance PAC, was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2023, 2022, and 2021. Audit services provided by Onestop Assurance PAC for fiscal years ended December 31, 2023, 2022, and 2021 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Onestop Assurance PAC, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2021	2022	2023
	US$	US$	US$
Audit Fees(1) - Onestop Assurance PAC	60,000	130,000	210,000
Total	60,000	130,000	210,000

Note 1: Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — 3.D. Risk Factors —Risks Related to Our Ordinary Shares— Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Memorandum and Articles of Association
2.1	Description of Securities
4.1	English Translation of Sales Agreement between the Top Wealth Group (International) Limited and Sunfun (China) Ltd., dated December 30, 2021(incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.2	English Translation of Sales Agreement between the Top Wealth Group (International) Limited and Mother Nature Health (HK) Limited, dated December 30, 2021 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.3	English Translation of Sales Agreement between Top Wealth Group (International) Limited and Channel Power Limited, dated December 19, 2021(incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.4	English Translation of Sales Agreement between Top Wealth Group (International) Limited and Beauty & Health International Company Limited, dated December 30, 2021 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.5	English Translation of Sales Agreement between Top Wealth Group (International) Limited and Beauty & Health International E-Commerce Limited, dated September 1, 2022 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.6	English Translation of Sales Agreement between Top Wealth Group (International) Limited and Healthkitpro International Limited, dated December 18, 2021 (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.7	Employment Agreement between Top Wealth Group (International) Limited and Kwok Kuen Yuen, Registrant’s Chief Financial Officer, dated 20 November 2022 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.8	Employment Agreement between the Registrant and Kwok Kuen, YUEN, Registrant’s Chief Financial Officer, dated May 16, 2023(incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.9	English Translation of Appointment Letter of Kim Kwan Kings, WONG as the President of Top Wealth Group (International) Limited, dated September 1, 2022 (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.10	Director Agreement between the Registrant and Kim Kwan Kings, WONG, Registrant’s director, Chief Executive Officer and chairman of the Board, dated May 16, 2023 (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.11	English Translation of Corporate Development Consultant Appointment Agreement between the Company and Mr. Haitong, CHEN, dated August 1, 2022 (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.12	English Translation of Caviar Sales Agreement between the Top Wealth Group (International) Limited and Fujian Aoxuanlaisi Biotechnology Co. Ltd., dated April 30, 2022 (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)

4.13	English Translation of Power of Attorney granted under the Caviar Sales Agreement by Fujian Aoxuanlaisi Biotechnology Co. Ltd. to Top Wealth Group (International) Limited, dated April 30, 2022 (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.14	English Translation of Food Processing Factory Leasing and Service Project Agreement between Top Wealth Group (International) Limited and Sunfun (China) Limited, dated February 11, 2023 (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.15	English Translation of Food Processing Factory Leasing and Service Project Agreement between the Top Wealth Group (International) Limited and Sunfun (China) Limited, dated July 31, 2021 (incorporated by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.16	English Translation of the Form of Sales Agreement of Top Wealth Group (International) Limited for its distributors (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.17	English Translation of sales agreement for caviar between Fujian Longhuang Biotech Co. Limited and Fujian Aoxuanlaisi Biotechnology Co. Ltd., dated December 10, 2020 (incorporated by reference to Exhibit 10.17 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.18	English Translation of Power of Attorney granted under the sales agreement for caviar by Fujian Longhuang Biotech Co. Limited to Fujian Aoxuanlaisi Biotechnology Co. Ltd., dated December 10, 2020 (incorporated by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.19	Director Agreement between the Registrant and Hung, CHEUNG, Registrant’s director, dated October 27, 2023 (incorporated by reference to Exhibit 10.19 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.20	English Translation of the Letter of Employment between Top Wealth Group (International) Limited and Hung, CHEUNG, dated June 25, 2022 (incorporated by reference to Exhibit 10.20 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
8.1	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
11.2	Insider Trading Policies
11.3	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 14.2 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on December 18, 2023)
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Top Wealth Group Holding Limited

By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman of the Board

Date: May 29, 2024

Top Wealth Group Holding Limited

Reports and Financial Statements

For the years ended December 31, 2023 and 2022

Top Wealth Group Holding Limited

Reports and Index to Consolidated Financial Information

For the years ended December 31, 2023, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Top Wealth Group Holding Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Top Wealth Group Holding Limited together with its subsidiaries (“the Company”) as of December 31, 2023 and 2022, and related consolidated statements of operations and comprehensive income(loss), stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

The Company has significant transactions with related parties, which are described in Note 10 to the financial statements. Transactions involving related party cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2022.

Singapore

May 29, 2024

Top Wealth Group Holding Limited

Consolidated balance sheets

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	As of December 31
	2023	2022

Assets
Current assets
Cash and cash equivalents	$134,350	$217,384
Accounts receivable	5,972,736	33,382
Accounts receivable from related parties	-	6,866
Inventories	153,209	2,071,708
Prepayments	274,417	-
Deposits paid	595,063	586,096
Amount due from a related party	-	63,735

	7,129,775	2,979,171

Non-current assets
Property, plant and equipment, net	134,538	368,197
Right-of-use assets – operating lease	40,421	71,076
Deferred tax assets	44,248	13,725

Total non-current assets	219,207	452,998

Total assets	$7,348,982	$3,432,169

Current liabilities
Accounts payable	-	200,608
Accrued expenses and other payables	425,673	60,435
Operating lease liabilities - current	40,421	53,313
Amount due to a related party	160,089	217,779
Borrowings	777,893	-
Current income tax payable	992,270	370,419

Total current liabilities	2,396,346	902,554

Non-current liabilities
Operating lease liabilities – non-current	-	17,763

Total liabilities	$2,396,346	$920,317

Commitments and contingencies

Shareholders’ equity
Common stock, $0.0001 par value; 500,000,000 shares authorized, 27,000,000 (2022: 27,000,000)* shares issued and outstanding	2,700	2,700
Additional paid-in capital	641,015	638,326
Retained earnings	4,308,921	1,870,826

Total shareholders’ equity	4,952,636	2,511,852

Total liabilities and equity	$7,348,982	$3,432,169

*	Giving retroactive effect to all the 27,000,000 shares issued and outstanding after the Pro Rata Share Issuance on October 12, 2023, which has been treated as share split, from the earliest period presented.

The accompany notes form an integral part of these consolidated financial statements.

Top Wealth Group Holding Limited

Consolidated statements of operation and other comprehensive income/(loss)

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the year ended December 31,
	2023	2022	2021

Sales (including sales to related parties of nil for 2023, $3,142,283 for 2022 and nil for 2021)	$16,943,287	$8,512,929	$19,615
Cost of sales	(11,556,006)	(4,309,747)	(4,313)

Gross profit	5,387,281	4,203,182	15,302

Other income	2	-	-

Selling expenses (including marketing expenses to a related party of nil for 2023, $1,418,141 for 2022 and nil for 2021)	(495,276)	(1,456,347)	(11,186)
Administrative expense	(1,846,759)	(466,477)	(21,004)

Profit (loss) before income tax	3,045,248	2,280,358	(16,888)
Income tax (expense) credit	(607,153)	(362,587)	5,893

Profit and total comprehensive income for the year	$2,438,095	$1,917,771	$(10,995)
Earnings per share:

Ordinary shares, - basic and diluted	$0.090	$0.071	$(0.001)

Weighted average shares outstanding used in calculating basic and diluted earnings per share
Ordinary shares, - basic and diluted*	27,000,000	27,000,000	27,000,000

*	Giving retroactive effect to all the 27,000,000 shares issued and outstanding after the Pro Rata Share Issuance on October 12, 2023, which has been treated as share split, from the earliest period presented.

The accompany notes form an integral part of these consolidated financial statements.

Top Wealth Group Holding Limited

Consolidated statements of changes in equity

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Common stock outstanding*	Amount	Additional paid-in capital	(Accumulated losses) retained earnings	Total

Balance as of January 1, 2021	27,000,000	$2,700	$(2,699)	$(35,950)	$(35,949)

Issuance of common stock of Top Wealth International	-	-	12	-	12

Loss and total comprehensive loss for the year	-	-	-	(10,995)	(10,995)

Balance as of December 31, 2021	27,000,000	$2,700	$(2,687)	$(46,945)	$(46,932)

Issuance of common stock of Top Wealth International	-	-	641,013	-	641,013

Profit and total comprehensive income for the year	-	-	-	1,917,771	1,917,771

Balance as of December 31, 2022	27,000,000	$2,700	$638,326	$1,870,826	$2,511,852

Pro Rata Share Issuance deemed as share split	-	-	2,699	-	2,699

Deemed capital reduction in reorganisation	-	-	(10)	-	(10)

Profit and total comprehensive income for the year	-	-	-	2,438,095	2,438,095

Balance as of December 31, 2023	27,000,000	$2,700	$641,015	$4,308,921	$4,952,636

*	Giving retroactive effect to all the 27,000,000 shares issued and outstanding after the Pro Rata Share Issuance on October 12, 2023, which has been treated as share split, from the earliest period presented.

The accompany notes form an integral part of the consolidated financial statements.

Top Wealth Group Holding Limited

Consolidated statements of cash flows

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the years ended December 31,
	2023	2022	2021
Cash flows from operating activities
Net profit (loss)	$2,438,095	$1,917,771	$(10,995)
Adjustments for:-
Depreciation of property, plant and equipment	233,659	173,215	2,484
Deferred tax credit	(30,523)	(7,832)	(5,893)
Changes in operating assets and liabilities:
Accounts receivable	(5,932,488)	(40,219)	(29)
Inventories	1,918,499	(1,822,381)	(249,327)
Prepayments	(274,417)	-	-
Deposits paid	(8,967)	(586,096)	-
Accounts payable	(200,608)	200,608	-
Accrued expenses and other payables	365,238	23,474	34,397
Amounts due with related parties	6,045	(108,699)	292,878
Current income tax payable	621,851	370,419	-

Net cash (used in) provided by operating activities	(863,616)	120,260	63,515

Cash flows from investing activities
Acquisition of property, plant and equipment	-	(481,173)	(62,723)

Net cash used in investing activities	-	(481,173)	(62,723)

Cash flows from financing activities
Proceeds from borrowings	777,893	-	-
Deemed capital reduction on reorganization	(10)	-	-
Proceeds from Pro Rata Share Issuance deemed as share split	2,699	-	-
Proceeds from issuance of shares of Top Wealth International	-	576,912	12

Net cash provided by financing activities	780,582	576,912	12

(Decease) increase in cash and cash equivalents	(83,034)	215,999	804

Cash and cash equivalents at beginning of year	217,384	1,385	581

Cash and cash equivalents at end of year	$134,350	$217,384	$1,385

Analysis of the balance of cash and cash equivalents
Bank balances	$134,350	$217,384	$1,385

The accompany notes form an integral part of the consolidated financial statements.

Top Wealth Group Holding Limited

Notes to the consolidated financial statements

For the years ended December 31, 2023 and 2022

1.	General information and basis of operation

Top Wealth Group Holding Limited is a limited liability company incorporated in incorporated in the Cayman Islands. Top Wealth Group Holding Limited together with its subsidiaries are defined as the “Company”. As of the date of this report, the Company immediate and ultimate parent company is Winwin Development Group Limited (“Winwin”). As of the date of this report, Winwin is 90% owned by Mr. Wong Kim Kwan Kings and 10% owned by Mr. Chong Kin Fai. As of the date of this report, details of the Company and its subsidiaries are as follows:

Name of entity	Date of incorporation	Holding company	Nature of business
Top Wealth Group Holding Limited	February 1, 2023	Winwin Development Group Limited	Investment holding
Top Wealth (BVI) Group Limited	January 18, 2023	Top Wealth Group Holding Limited	Investment holding
Top Wealth Group (International) Limited	September 22, 2009	Top Wealth (BVI) Group Limited	Trading of caviar

On March 21, 2023, the Company acquired 100% interest in Top Wealth (BVI) Group Limited (“Top Wealth BVI”), a company incorporated in the British Virgin Islands, at a nominal value of US$10 from the shareholders of Winwin. On March 24, 2023, the Company, through Top Wealth BVI, acquired 100% interest in the Top Wealth Group (International) Limited (“Top Wealth International”), a company incorporated and operating in Hong Kong, at a nominal consideration of US$10 from the shareholders of Winwin.

On April 28, 2023, 650 ordinary shares were issued at par value.

On October 12, 2023, in contemplation of Company’s initial public offering, the Company further issued 26,999,250 ordinary shares in aggregate to its shareholders at par value, on a pro rata basis proportional to the shareholders’ existing equity interests (collectively refers as the “Pro Rata Share Issuance”), which have been treated as share split. After the Pro Rata Share Issuance, 27,000,000 Ordinary Shares are issued and outstanding.

As of December 31, 2023, the Company’s shareholders were as follows:

Name of shareholder	Percentage of interest
Winwin Development Group Limited	74.67
Beyond Glory Worldwide Limited	4.40
Keen Sky Global Limited	4.93
State Wisdom Holdings Limited	4.93
Snow Bear Capital Limited	3.33
Mercury Universal Investment Limited	4.54
Greet Harmony Global Limited	3.20

Top Wealth International have been trading Caviar. During the periods covered in these consolidated financial statements, the control of the entities has remained consistent, with Top Wealth Group Holding Limited always exercising control. Consequently, the combination has been considered as a corporate restructuring (“Reorganization”) of entities under common control. In compliance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods during which they were under common control. The current capital structure is retroactively reflected in prior periods as if it had existed at that time.

The consolidation of Top Wealth Group Holding Limited and its subsidiaries has been accounted for at historical cost and prepared as if the aforementioned transactions had been effective from the beginning of the first period presented in the accompanying consolidated financial statements.

2.	Significant accounting policies

Basis of Presentation and Consolidation —The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the regulations of the Securities and Exchange Commission (“SEC”), and include the accounts of the Company and its consolidated and wholly owned subsidiaries. The consolidated financial statements reflect the elimination of all significant inter-company accounts and transactions.

Use of Estimates—The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, shareholders’ equity, revenues and expenses during the reporting period, and the disclosure of contingent liabilities at the date of the consolidated financial statements.

On an ongoing basis, management reviews its estimates and if deemed appropriate, those estimates are adjusted. The most significant estimates include allowance for uncollectible accounts receivable, inventory valuation, useful lives and impairment for property and equipment, valuation allowance for deferred tax assets, accruals for potential liabilities and contingencies. Actual results could vary from the estimates and assumptions that were used.

Cash and Cash Equivalents— Cash and cash equivalents consist of the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use. The Hong Kong government provides a guarantee for deposits held in each bank up to HK$500,000 (approximately $64,000). As a result, an amount of $70,350 is not covered by this guarantee.

Property and Equipment— Property and equipment included equipment and leasehold improvement and are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of depreciable assets at the following rate:

Equipment	5 to 10 years
Leasehold improvement	Over the lease term

Cost and accumulated depreciation for property retired or disposed of are removed from the accounts, and any resulting gain or loss is included in earnings. Expenditures for maintenance and repairs are charged to expense as incurred.

Impairment of Long-Lived Assets— We evaluate our long-lived assets, including property, plant and equipment and right-of-use assets – operating lease  with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. There were no impairment recognised for the years ended December 2023 and 2022.

Accounts Receivable and Allowance for Doubtful Accounts— Accounts receivable are carried at the original invoiced amount. Accounts receivable are reviewed for impairment on a quarterly basis and are presented net of an allowance for expected credit losses. The allowance for expected credit losses is estimated based on the Company’s analysis of amounts due, historical delinquencies and write-offs, and current economic conditions, together with reasonable and supportable forecasts of short-term economic conditions. The allowance for expected credit losses is recognized in net income (loss) and any adjustment to the allowance for expected credit losses is recognized in the period in which it is determined. Write-offs of accounts receivable, together with associated allowances for expected credit losses, are recognized in the period in which balances are deemed uncollectible. The Company does not have a history of significant write-offs. As of December 31, 2023 and 2022, the total allowance for expected credit losses on the Company’s accounts receivable were Nil and Nil.

Income Taxes— Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss, capital loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue Recognition—The Company recognizes revenue in accordance with Accounting Standards Update 2014-09, “Revenue from contracts with customers,” (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company’s revenue is from sales of products. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied. Generally, the Company’s performance obligations are transfer of products title to customers at a point in time, typically upon delivery.

The Company has two streams of revenue:

1. the sale of caviar products in Hong Kong.

2. the sale of wine in Hong Kong

An analysis of their revenue is set out below:

	Years ended December 31,
	2023	2022	2021

Sale of caviar products	$12,483,195	$8,512,929	$19,615
Sale of wine	4,460,092	-	-

Total	$16,943,287	$8,512,929	$19,615

Inventories - The cost of inventories is computed according to the weighted average method. Cost includes the costs of purchases and materials. Inventories are evaluated based on individual inventory items. Reserves are established to reduce the value of inventories to the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. The Company calculates provisions based on the expiry date. Management provides full provision of for those inventories that would expire within 6 months. There can be no assurance that the amount ultimately realized for inventories will not be materially different than that assumed in the calculation of the provisions. There were no provision recognised for the years ended December 2023 and 2022.

Leases— Under ASC Top 842, “Leases”, the Company determines if an agreement is a lease at inception. Operating leases are included in operating lease – right to use, current portion of operating lease liability, and operating lease liability, less current portion in the Company’s consolidated balance sheets.

As permitted under ASU Topic 842, the Company has made an accounting policy election not to apply the recognition provisions of ASU 2016-02 to short term leases (leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term.

Foreign Currency Translation - The Company’s principal country of operations is Hong Kong. The financial position and results of its operation are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s consolidated financial statements are reported using U.S. Dollar (“US$” or “$”).

The consolidated statements of income and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As the cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2023	2022	2021

USD to HK$ Year End	7.8	7.8	7.8
USD to HK$ Average Rate	7.8	7.8	7.8

Pension Obligations - The Company provides for defined contribution plan in accordance with the Mandatory Provident Fund Schemes Ordinance in Hong Kong. A defined contribution plan generally specifies the periodic amount that the employer must contribute to the plan and how that amount will be allocated to the eligible employees who perform services during the same period.

Segment Reporting and Reporting Units - As of December 31, 2023, the Company operated in Hong Kong through its subsidiaries, which primarily engaged in trading of caviars.

Management determined that the Company functions as a single operating segment, and thus reports as a single reportable segment. This determination is based on rules prescribed by GAAP applied to the manner in which management operates the Company. The chief operating decision maker is responsible for allocating resources to its operations and assessing performance and obtains financial information, being the consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows, about the Company as a whole.

Fair Value Measurements - Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are classified using the following hierarchy:

●	Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

●	Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data.

●	Level 3. Inputs are unobservable for the asset or liability and include situations in which there is little, if any, market activity for the asset or liability. The inputs used in the determination of fair value are based on the best information available under the circumstances and may require significant management judgment or estimation.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses reflected as current assets and current liabilities. Due to the short-term nature of these instruments, management considers their carrying value to approximate their fair value.

Related parties – We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of their immediate families and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

New accounting standards

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13 (Topic 326), Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires an asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance became effective for the Company beginning January 1, 2023. The adoption did not have a material impact on the Company’s consolidated financial statements.

On December 14, 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” to enhance the transparency and decision usefulness of income tax disclosures. The amendments require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pre-tax income or loss by the applicable statutory income tax rate). In addition, public business entities are required to provide certain qualitative disclosures about the rate reconciliation and the amount of income taxes paid (net of refunds received) disaggregated (1) by federal (national), state, and foreign taxes and (2) by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). For public business entities, the standard is effective for annual periods beginning after December 15, 2024. The amendments in this ASU require a cumulative effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets) as of the beginning of the annual reporting period in which an entity adopts the amendments. The Company is evaluating the impact of this standard on the Company’s consolidated financial statements.

We have evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the date of this report and do not believe the future adoption of any such standards will have a material impact on our consolidated financial statements.

3.	Accounts receivable

	At December 31,
	2023	2022

Accounts receivable from third parties	$5,972,736	$33,382
Accounts receivable from related parties	-	6,866

Total accounts receivable	5,972,736	40,248
Allowance	-	-

	$5,972,736	$40,248

Accounts receivable increase significantly as there was $5,390,276 revenue in December 2023. As of the date of this report, US$5,432,603 has been collected.

4.	Inventories

	At December 31,
	2023	2022

Finished products	$153,209	$2,071,708
Allowance	-	-

	$153,209	$2,071,708

5.	Deposits paid

The deposits mainly related to refundable security deposit to supplier of sturgeon farm and lease agreement of officers and processing factory in Hong Kong. Deposits are to be recovered when the Company terminated the supplier agreement and upon the expiry of the leases respectively.

6.	Property, plant and equipment

	At December 31,
	2023	2022

Equipment	$104,294	$104,294
Leasehold improvement	439,602	439,602

Property, plant and equipment	543,896	543,896
Accumulated depreciation	(409,358)	(175,699)

	$134,538	$368,197

Depreciation included in:

	Years ended December 31,
	2023	2022

Administrative expense	$233,659	$173,215

7.	Accrued expenses and other payables

Accrued expenses and other payables mainly represents accrued salaries and other payables for professional fees.

8.	Borrowings

During the year ended December 31, 2023, the Company has established two unsecured, interest-free standby bridging loan facilities. One, obtained from a minority shareholder, has a facility limit of US$1,000,000, of which US$429,065 has been drawn down to date and the other, from an independent third party, is set at US$500,000, of which US$348,828 has been drawn down. Both facilities are due for repayment within one year from the date of the initial drawdown.

6.	Leases

The Company has operating leases for office and warehouse storage. The Company’s leases have remaining lease terms of 1 to 2 years.

As of December 31, 2022, the Company has no additional material operating leases that have not yet commenced.

The following tables provide information about the Company’s operating leases.

	As of December 31,
Right-of-use asset – operating lease	2023	2022

Cost	$147,539	$131,138
Accumulated amortisation	(107,118)	(60,062)

Total lease cost	$40,421	$71,076

Other information	Years ended December 31,
	2023	2022

New right-of-uses asset – operating lease and lease liabilities recognized	$45,992	$102,280
Cash paid for amounts included in the measurement of operating lease liabilities	79,769	57,128
Weighted-average remaining lease term - operating leases	0.5 years	1.5 years
Weighted-average discount rate - operating leases	5.625%	5%

Maturities of operating lease liabilities (undiscounted cash flows) are as follows:

Maturities

2024	$41,141

Total operating lease payments	41,141
Less imputed interest	(720)

Total operating lease liabilities	$40,421

7.	Income tax

The Company and its subsidiaries are subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

The Company and its subsidiary, Top Wealth BVI, are domiciled in the Cayman Islands and the British Virgin Islands respectively. Both companies currently enjoy permanent income tax holidays; accordingly, both companies do not accrue for income taxes.

The Company’s operating subsidiary, Top Wealth International incorporated in Hong Kong is subject to an income tax rate of 8.25% for first HK$2,000,000 assessable profits and 16.5% for the assessable profits thereafter.

	Years ended December 31,
Provision for income tax	2023	2022	2021

Current
Hong Kong	$669,016	$370,419	$-
Over provision in previous years	(31,340)	-	-

	637,676	370,419	-

Deferred
Hong Kong	(34,998)	(7,832)	(5,893)
Under provision in previous years	4,475	-	-

	(30,523)	(7,832)	(5,893)

Total	$607,153	$362,587	$(5,893)

Numerical reconciliation of income tax expenses to prima facie tax payable:

	Years ended December 31,
	2023	2022	2021

Profit (loss) before income tax	$3,045,248	$2,280,358	$(16,888)

Tax effect at the Hong Kong profits tax rate of 16.5%	502,466	376,259	(2,787)
Tax effect of preferential tax rate	(21,154)	(21,154)	-
Tax effect of tax loss not previously recognized	-	-	(3,106)
Non-deductible expenditure	153,475	8,251	-
Over provision in previous years	(26,865)	-	-
Tax effect of tax reduction	(769)	(769)	-

Total	$607,153	$362,587	(5,893)

Effective income tax rate (%)

Years ended December 31,
2023	2022	2021

Effective income tax rate – Hong Kong	%	19.94%	15.9%	14.9

There were no material unrecognised temporary differences.

The components of deferred tax assets and liabilities and their movements were as follows:

	Tax losses	Depreciation allowance	Total

Balance as of January 1, 2022	$(12,521)	$6,628	$(5,893)

Charged (credited) to statement of operations	12,521	(20,353)	(7,832)

Balance as of December 31, 2022	$-	$(13,725)	$(13,725)

Credited to statement of operations	-	(30,523)	(30,523)

Balance as of December 31, 2023	$-	$(44,248)	$(44,248)

8.	Commitments and contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable.

The Company entered into a 10-month consultant agreement with a third party on August 1, 2022 to assist the Company in planning, coordination and implementation of corporate development as well as capital financing strategies. There are two components of this service agreement, first component is fixed fee amounted HKD 1,000,000 (US$128,205), payable with 5 working days upon successful listing. This amount has been accrued during six months period ended June 30, 2023, and the second component is stock option. The option is contingent upon the occurrence of a future event, i.e., successful initial public offering. The Company will grant   the consultant stock option equivalent to 4% of total number of shares of the Company before public offering with the exercise price at 50% discount of the public offering price.

As the compensation cost is contingent upon the occurrence of a performance condition (i.e., the successful initial public offering), the compensation cost shall not be recognized until the performance condition becomes probable in accordance with ASC 718-10-30-28.

Upon the initial public offering completed on April 18, 2024, the Company paid up the fixed fee of US$128,205 and the stock option was vested to the consultant. The fair value of this stock option recognised on April 18, 2024 is US$470,148.

In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2023 and through the issuance date of these consolidated financial statements.

9.	Supplemental Cash Flow Information

Payments for interest and income taxes were as follows:

	Years ended December 31,
	2023	2022	2021

Interest	$-	$-	$-
Income taxes	$15,825	$-	$-

10.	Related party transactions

During 2023, the Company had following related party transactions:

Name	Amount	Relationship	Note
Chong Kin Fai	63,735	A former director and principal owner of the Company	Repayment of unsecured interest free loan payable, repayable on demand
Wong Kim Kwan Kings	57,690	Director and controlling shareholder of the Company	Repayment of unsecured interest free loan payable, repayable on demand
Snow Bear Capital Limited	429,065	Shareholder of the Company	Proceeds from unsecured interest free loan payable, repayable within one year from drawdown.

During 2022, the Company had following related party transactions:

Name	Amount	Relationship	Note
Beauty & Health International Company Limited (Customer B) (note a)	$1,281,077	A company under common control	Revenue - sale of caviar
Beauty & Health International E-Commerce Limited (Customer C) (note b)	1,063,334	A company under common control	Revenue - sale of caviar
Mother Nature Health (HK) Limited (Customer E) (note b)	797,872	The Company’s former director was also this related company’s former director	Revenue - sale of caviar
Sky Channel Management Limited (note d)	1,418,141	The Company’s principal owner was a former director of this related company	Marketing expense
Chong Kin Fai	(898)	A former director and principal owner of the Company	Proceeds from unsecured interest free loan payable, repayable on demand
Chong Kin Fai	64,101	A former director and principal owner of the Company	Amount receivable for issuance of common stock in Top Wealth International as of December 31, 2022. The amount was paid on May 13, 2023.
Wong Kim Kwan Kings	(467,315)	Director and controlling shareholder of the Company	Proceeds from unsecured interest free loan payable, repayable on demand
Wong Kim Kwan Kings	576,912	Director and controlling shareholder of the Company	Conversion of unsecured interest free loan payable, repayable on demand into common stock in Top Wealth International

During 2021, the Company had following related party transactions:

Name	Amount	Relationship	Note
Chong Kin Fai	532	A former director and principal owner of the Company	Cash advanced for unsecured interest free loan receivable, repayable on demand
Wong Kim Kwan Kings	(293,410)	Director and controlling shareholder of the Company	Proceeds from unsecured interest free loan payable, repayable on demand

As of December 31, 2023, the Company had the following balances due with related parties:

Name	Amount	Relationship	Note
Wong Kim Kwan Kings	$160,089	Director and controlling shareholder of the Company	Unsecured interest free loan payable, repayable on demand
Snow Bear Capital Limited	$429,065	Shareholder of the Company	Unsecured interest free loan payable, repayable within one year from draw down

As of December 31, 2022, the Company had the following balances due with related parties:

Name	Amount	Relationship	Note
Mother Nature Health (HK) Limited (Customer E) (note c)	$5,436	The Company’s former director was also this related company’s former director	Account receivable

Chong Kin Fai	$63,735	A former director and principal owner of the Company	Unsecured interest free loan receivable, repayable on demand

Wong Kim Kwan Kings	$(217,779)	Director and controlling shareholder of the Company	Unsecured interest free loan payable, repayable on demand

Note:

(a)	The transaction with this related party was ceased after August 31, 2022.
(b)	The transaction with this related party started on September 3, 2022. The controlling shareholder disposed all of his interest in this related party on 28 August 2022. These transactions were not considered as related party transactions in the year ended December 31, 2023
(c)	The transaction with this related party started on January 27, 2022. The former director of the Company resigned on February 10, 2022. These transactions were not considered as related party transactions in the year ended December 31, 2023.
(d)	The transaction with this related party was ceased after December 31, 2022.

11.	Concentration and risks

The Company is not exposed to significant financial risks other than the concentration risk, which is analysed as follows:

Customers

Customers who accounted for 10% or more of the Company’s revenues or with significant outstanding receivables are analysed as follows:

	Revenue for years ended December 31,				Balance as of December 31,
	2023	2022	2021	2023		2022

Customer A	%	25%	37%	-%	8%	46
Customer B		-	15	-	-	-
Customer C		-	12	-	-	4
Customer D		-	18	-	-	22
Customer E		35	9	-	40	13
Customer F		-	4	-	-	15
Customer G		16	-	-	9	-
Customer H		8	-	-	14	-
Customer I		5	-	-	13	-
Customer J		8	-	-	16	-

	%	97%	95%	-%	100%	100

Major suppliers

Suppliers who accounted for 10% or more of the Company’s purchase or with significant outstanding payable are analysed as follows:

	Purchase for years ended December 31,				Balance as of December 31,
	2023	2022	2021	2023		2022

Supplier A	%	64%	90%	100%	100%	100
Supplier B		36	10	-	-	-

	%	100%	100%	100%	100%	100

The Company has an exclusive supply agreement with a sturgeon farm and all purchases of caviar were made from the this supplier.

The Company recognizes that its dependence on a single supplier for caviar represents a significant business risk. The Company closely monitors its relationship with the exclusive supplier to ensure that the quality of products received remains high and that the risk of supply disruptions is minimized.

The Company has significant trading in wine, which is currently sourced from a single supplier. However, wine could be sourced from many channels. Also, the trading of wine is not our major business. The management believe the risk to the Company is not significant.

12.	Equity

Ordinary Shares

The Company is authorized to issue one class of ordinary share. The Company was established under the laws of Cayman Islands (the Cayman law) on February 1, 2023 with authorized share of 500,000,000 ordinary shares of par value US$0.0001 each.

Upon incorporation, 1 ordinary share of US$0.0001 was issued a par.

On March 1, 2023, 99 ordinary shares of US$0.0001 each were issued at par. All these ordinary shares rank pari-passu with the exiting share in all respect.

On April 28, 2023, 650 ordinary shares of US$0.0001 each were issued at par. All these ordinary shares rank pari-passu with the exiting shares in all respect.

On October 12, 2023, in contemplation of Company’s initial public offering, the Company further issued 26,999,250 ordinary shares in aggregate to its shareholders at par value, on a pro rata basis proportional to the shareholders’ existing equity interests (collectively refers as the “Pro Rata Share Issuance”). After the Pro Rata Share Issuance, 27,000,000 Ordinary Shares are issued and outstanding. All these ordinary shares rank pari-passu with the exiting shares in all respect. This Pro Rata Share Issuance has treated as share split.

As of the December 31, 2023, 27,000,000 ordinary shares were issued and outstanding.

The Company is authorized to issue one class of ordinary share.

The holders of the Company’s ordinary share are entitled to the following rights:

Voting Rights: Each share of the Company’s ordinary share entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s ordinary shares are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under the Cayman law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s ordinary share are entitled to receive rateably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available therefor.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share rateably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock.

Other Matters: The holders of the Company’s ordinary share have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to pre-emptive rights. All of the outstanding shares of the Company’s ordinary share are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s ordinary share are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

13.	Subsequent event

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that these consolidated financial statements were available to be issued, there was no other subsequent event that required recognition or disclosure.