Form 20-F
period 2024-12-31
Top Wealth Group Holding Ltd
filed 2025-05-16
CIK 1978057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

188 Connaught Road West
Hong Kong

(Address of principal executive offices)

Kim Kwan Kings, WONG

+852 36158567

kings@topwealth.cc

Units 714 & 715, Hong Kong Plaza

Connaught Road West
Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	TWG	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 56,000,000 shares of ordinary shares issued and outstanding as of December 31, 2024.

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

☐ Yes  ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“China”, “Mainland China,” or “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan region, Hong Kong, and Macau;

●	“Class A Ordinary Shares” are to the Class A ordinary shares of Top Wealth Group Holding Limited, par value US$0.0001 per share;

●	“Class B Ordinary Shares” are to the Class B ordinary shares of Top Wealth Group Holding Limited, par value US$0.0001 per share;

●	“HK$” or “Hong Kong dollars” are to the legal currency of Hong Kong;

●	“Hong Kong” is to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Ordinary Shares” are to the Class A and Class B ordinary shares of Top Wealth Group Holding Limited, par value US$0.0001 per share;

●	“PRC government” are to the government and governmental authorities of Mainland China, for the purpose of this annual report only;

●	“SEC” is to the United States Securities and Exchange Commission;

●	“TW BVI” are to Top Wealth (BVI) Holding Limited;

●	“TW Cayman” or the “Company” are to Top Wealth Group Holding Limited, a Cayman Islands exempted company, that is the holding company of our businesses;

●	“TW HK” or “Operating Subsidiary” refers to Top Wealth Group (International) Limited;

●	“US$” or “U.S. dollars” refers to the legal currency of the United States;

●	“Winwin Development (BVI)” refers to Winwin Development Group Limited; and

●	“we,” “us,” “our”, or “the Group”, refers to Top Wealth Group Holding Limited, the Cayman Islands holding company of our businesses, and/or its subsidiaries, as the context requires.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2024, 2023, and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of Hong Kong dollars to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain Hong Kong dollar amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2024	2023	2022
At the end of the year – HK$	HK$7.8 to $1.00	HK$7.8 to $1.00	HK$7.8 to $1.00
Average rate for the year – HK$	HK$7.8 to $1.00	HK$7.8 to $1.00	HK$7.8 to $1.00

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

Risks Related to Doing Business in the Jurisdictions in which We Operate

All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to laws and regulations of the Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

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

Our subsidiaries’ business, our financial condition and results of operations, and/or the value of our Class A Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to our subsidiaries.

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

Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our Class A Ordinary Shares.

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

The Chinese government may intervene or influence our Chinese supplier and its exclusive overseas agent’s operations at any time, or may exert more control over how our PRC-based supplier operate their business or cooperate with us. This could result in a material change in our PRC-based supplier’s operations and indirectly the value of our Class A Ordinary Shares.

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

The Chinese government may intervene or influence our PRC-based supplier’s operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based companies, which may result in a material change in our PRC-based operations. Any legal or regulatory changes that restrict or otherwise unfavorably impact our PRC-based supplier’s ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent any new or more stringent measures are implemented, our supplier’s and our business, financial condition and results of operations could be adversely affected, and the value of our Class A Ordinary Shares could decrease or become worthless.

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

Amid the ongoing tariff war between the United States and China as of the date of this annual report, the Trump administration might proceed toward a removal of Chinese companies from American stock exchanges. Our shares may be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States, which will materially and adversely affect the value of your investment.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Besides, China is also facing the challenges of technological blockade and the economic decoupling between the U.S. and China. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China.

Current and future actions or escalations by either United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take. Amid the ongoing tariff war between the United States and China as of the date of this annual report, the Trump administration might proceed toward a removal of Chinese companies from American stock exchanges. Our shares may be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States, which will materially and adversely affect the value of your investment.

The current trade tension between the U.S. and the PRC may potentially have a negative impact on our business, financial condition and results of operations.

The U.S. government has imposed, and has proposed to impose additional, new or higher tariffs on specified products imported from PRC to penalize PRC for what it characterizes as unfair trade practices. PRC has responded by imposing, and proposing to impose additional, new or higher tariffs on specified products imported from the U.S. Certain tariffs have already been adopted by both sides, and the two countries often meet to negotiate arrangements that would include the decreasing or removal of tariffs, but we cannot assure you that the negotiations will be successful in reducing tariffs or that other tariffs will not be imposed, even if an agreement will be reached. In addition, any further escalation in trade tensions between PRC and the United States or a trade war, or the perception that such escalation or trade war could occur, may have negative impact on the economies of not only the two countries concerned, but the global economy as a whole.

Although we are currently not subject to any of those tariff measures, the proposed tariffs may adversely affect the economic growth in Mainland China, Hong Kong and other markets in which we operate, as well as the financial condition of our customers. With the potential decrease in the spending power of our target customers, we cannot guarantee that there will be no negative impact on our operations. In addition, the current and future actions or escalations by either the U.S. or PRC that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take.

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

Furthermore, on July 14, 2020, the President of the U.S., Mr. Donald Trump, signed the Hong Kong Autonomy Act and an executive order to remove the preferential trade status of Hong Kong, pursuant to § 202 of the United States-Hong Kong Policy Act of 1992. The U.S. government has determined that Hong Kong is no longer sufficiently autonomous to justify preferential treatment in relation to the PRC, especially with the issuance of the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) on July 1, 2020. Hong Kong will now be treated as Mainland China, in terms of visa application, academic exchange, tariffs and trading, etc. According to § 3(c) of the executive order issued on July 14, 2020, the license exception for exports and re-exports to Hong Kong and transfer within the PRC is revoked, while exports of defense items are banned. On the other hand, the existing punitive tariffs the U.S. imposed on the Mainland China will also be applied to Hong Kong exports. Losing its special status, Hong Kong’s competitiveness as a food trading hub may deteriorate in the future as its tax benefits as a result of preferential situation no longer exists and companies might prefer exporting through other cities. The level of activities of domestic exports and re-exports and other trading activities in Hong Kong may decline owing to the tariff being imposed on Hong Kong exports and the export restriction.

In the event that Hong Kong loses its position as a food trading hub in Asia, the demand for food export or re-export from Hong Kong and thus our business, financial conditions and results of operations, may be adversely affected. According to the Hong Kong Policy Act Report issued by the Department of State in 2021, 2022 and 2023, since July 2020, the suspension of an agreement concerning surrender of fugitive offenders and the terminations of an agreement concerning transfer of sentenced persons and an agreement concerning certain reciprocal tax exemptions, there were no terminations pursuant to § 202(d) of the United States-Hong Kong Policy Act of 1992 or determinations under § 201(b) up to the date of this registration statement. The executive order to remove the preferential trade status of Hong Kong remains in effect. Since July 2020 and as of the date of this registration statement, the removal of the preferential trade status of Hong Kong did not have a material impact on our business and operations.

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

We materially rely on Fujian Aoxuanlaisi Biotechnology Co., Ltd (“Fujian Aoxuanlaisi”), the exclusive distributor of a PRC sturgeon farm, as our sole supplier for the supply of caviar raw product. Such arrangement materially and adversely exposes us to unique risk. Any disruption in the supplier’s relationships, either between Fujian Aoxuanlaisi and the PRC sturgeon farm, or between Fujian Aoxuanlaisi and us, could have a material adverse effect on our business. Any disruption in the provision of caviar from Fujian Aoxuanlaisi or PRC sturgeon farm and our inability to identify alternative caviar supplier may materially and adversely affect our business operations and financial results.

We materially rely on Fujian Aoxuanlaisi, the agent and sole distributor of a PRC sturgeon farm, as our supplier for caviar raw product. For years ended December 31, 2024, 2023 and 2022, our procurement from the PRC sturgeon farm, through Fujian Aoxuanlaisi, amounted to approximately US$3.6 million, US$6.2 million, and US$5.3 million respectively, representing approximately 100%, 64.3%, 90% of our total purchases for the corresponding year. Before April 2022, we obtain all of the caviar raw product supply from Fujian Aoxuanlaisi on an as-demand per order basis, without any long-term agreement. In April 2022, our Operating Subsidiary, Top Wealth Group (International) Limited, has entered into the Caviar Sales Agreement with Fujian Aoxuanlaisi, the agent and the sole distributor of Fujian Longhuang Biotech Co., Limited (“Fujian Longhuang”), a PRC sturgeon farm. Pursuant to the Caviar Sales Agreement between Fujian Aoxuanlaisi and Top Wealth Group (International) Limited, by way of Power of Attorney, Fujian Aoxuanlaisi appointed Top Wealth Group (International) Limited, our Operating Subsidiary, as its exclusive distributor in Hong Kong and Macau for conducting overseas distribution and granted us the rights to procure caviar directly from it for a term of 10 years, from 30 April 2022 to 30 April 2032.

Such arrangement materially and adversely exposes us to unique risk. Our business relies materially and heavily on a stable and adequate supply of caviar from the Fujian Aoxuanlaisi, which ultimately depends on the stable and adequate supply of caviar from Fujian Longhuang, the PRC sturgeon farm, to Fujian Aoxuanlaisi, the PRC sturgeon farm’s distributor. If our business relationships with Fujian Aoxuanlaisi is interrupted or terminated, or if for any reason Fujian Aoxuanlaisi became unable or unwilling to continue to provide raw product caviar to us, these would likely lead to a material interruption of our operation or suspension in our ability to obtain caviar supply or fulfilling customer order, until we found another supplier that could supply our product. Furthermore, if the business relationships between Fujian Aoxuanlaisi and Fujian Longhuang are interrupted or terminated, it would also likely lead to a material interruption of our operation or suspension of our ability to obtain caviar supply or fulfilling customer order. Although Fujian Aoxuanlaisi and Fujian Longhuang maintain a long-term exclusive sales agreement for 15 years, from December 2020 to December 2035, whether their relationship may be interrupted or terminated is beyond our control. There are no also assurances that our Caviar Sales Agreement with Fujian Aoxuanlaisi renewed on commercially favorable terms upon its expiration.

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

Our direct purchases from non-Hong Kong suppliers represented substantially all of our raw material purchases in the fiscal years 2024, 2023, and 2022, and we expect we will continue to do so. Furthermore, although substantially all of our distributors are in Hong Kong, from our understanding, significant portion of our product are sold overseas by our distributors. We may also in the future enter into agreements with distributors in foreign countries to sell our products. All of these activities are subject to the uncertainties associated with international sales and distribution, including:

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

Our three and three largest customers accounted for a significant portion of our total revenue for the year ended December 31, 2024 and 2023, respectively.

We derive a substantial portion of our revenue from a limited number of major customers, all of which are our distributors. For the year ended December 31, 2023, there were three customers each generating over 10% of our total revenue for the period, and they in aggregate accounted for approximately 75.5% of our sales volume. Our top three customers for the year ended December 31, 2023 are, Mother Nature Health (HK) Limited, accounting for 34.5 % of our sales volume in the period, Sunfun (China) Limited, accounting for 25.0% of our sales volume, A One Marketing Limited accounting for 16.5% of our sales volume. For the year ended December 31, 2024, there were 3 customers each generated over 10% of our total revenue for the year, and they in aggregate accounted for approximately 94.2% of our total revenue for the year. For the year ended December 31, 2024, our top three customers are Sunfun (China) Limited accounting for 57.1% of our sales volume, Mother Nature Health (HK) Limited, accounting for 25.4% of our sales volume and King Health Investment Holdings Limited, accounting for 11.84% of our sales volume.

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

We do not own any real properties. The lease agreement for our food processing factory has a term of 18 months and may be renewed upon mutual agreement. The current lease with Sunfun China commenced from September 11, 2024 and until March 31, 2026. There is no assurance that such tenancy agreement will not be terminated before its expiration or will be renewed on commercially favorable terms. In the event that the tenancy agreement is terminated or not renewed, our business and operation may be interrupted and adversely affected as we will have to relocate our food processing factory to other premises. In the event that we fail to relocate our food processing factory to suitable alternative premises in a timely manner or at all, our business operations, financial position, results of operations and reputation would be adversely affected. Even if we are able to relocate our food processing factory to an alternative premises, such relocation will incur relocation costs, which may be substantial and in turn adversely affect our financial conditions. Besides, in the event that our rental expenses for the food processing factory increase, our operating expenses will increase which will in turn materially and adversely affect our business, results of operations and prospects.

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

We have leased a food processing factory located in Tsuen Wan, Hong Kong from the supply chain management company for carrying out the packaging and labelling of our caviar products. The food processing factory has obtained a full food factory license from the Food and Environmental Hygiene Department of Hong Kong which is essential for food business involving the preparation of food for sale for human consumption off the premises. The license is valid for one year from April 17, 2025 to April 17, 2026, subject to further renewal. In compliance with the FBR, we rely on the landlord of our food processing factory premises to apply for, maintain and renew the food factory license from the FEHD for the operation of our food processing factory premises. There is no assurance that our food processing factory premises will obtain the required food factory license. If we or the landlord fails to comply with the applicable requirements or any required conditions, the food factory license may be suspended, cancelled or denied renewal upon its expiry, which could result in disruption to our ongoing business and thereby materially and adversely affect our business, financial position, results of operations and prospects. We may also be liable to fines and/or other legal consequences for failure to obtain the necessary approvals, licenses and permits, which may materially and adversely affect our business and results of operations.

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

We may not be able to maintain our historical growth rates or gross profit margins, and our operating results may fluctuate significantly. If our results fall below market expectations, the trading price of our Class A Ordinary Shares may be affected.

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

Since late 2019, the outbreak of a novel strain of coronavirus named COVID-19 has resulted in a high number of fatalities and materially and adversely affected the global economy. Widespread lockdowns, closure of work places, restrictions on mobility and travel were implemented by governments of different countries to contain the spread of the virus.We cannot assure you that any future occurrence of natural disasters or outbreaks of epidemics and contagious diseases, or the measures taken by the government of different countries in response to such contagious diseases will not seriously disrupt our operations or those of our customers or suppliers, which may materially and adversely affect our business, financial conditions and results of operations.

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

We sourced substantial portion of our caviar from the PRC, hence a substantial portion of our purchases were denominated in RMB. Meanwhile, the sales to our customers were billed and settled in HKD. Therefore, we are exposed to foreign exchange risks. The value of HKD against RMB and other currencies may fluctuate and is affected by, among other factors, the policies of the PRC government and changes in the PRC’s and international political and economic conditions. As we did not enter into any formal hedging policy, foreign currency exchange contracts or derivative transactions, we are exposed to foreign currency fluctuations. Any appreciation or depreciation of RMB relative to HKD would affect our financial results.

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

Risks Related to our Class A Ordinary Shares

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares with disparate voting powers. In respect of matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to thirty (30) votes per share based on our dual-class share structure.

Through Winwin Development Group Limited, Mr. Kim Kwan Kings, WONG owned approximately 12.59% of our issued and outstanding Class A Ordinary Shares and 100% of our issued and outstanding Class B Ordinary Shares, representing 92.70% voting rights as of the date of this annual report. See “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership” for details on ordinary shares beneficially owned by Mr. Kim Kwan Kings, WONG. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their Class A Ordinary Shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

The dual-class structure of our shares may adversely affect the trading market for our Class A Ordinary Shares.

S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our shares may prevent the inclusion of Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are, and will continue to be, a “controlled company” as defined under corporate governance rules of Nasdaq Stock Market, because Mr. Kim Kwan Kings, WONG, our CEO and Chairman of the Board, beneficially owned approximately 12.59% of our issued and outstanding Class A Ordinary Shares and 100% of our issued and outstanding Class B Ordinary Shares, representing 92.70% voting rights as of the date of this annual report. For further information, see “Item 7. Major Shareholders and Related Party Transactions – 7.A. Major Shareholders.”

Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Our controlling shareholders have substantial influence over and our interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, Mr. Kim Kwan Kings, WONG, our CEO and Chairman, beneficially owned approximately 12.59% of our issued and outstanding Class A Ordinary Shares and 100% of our issued and outstanding Class B Ordinary Shares, representing 92.70% voting rights as of the date of this annual report. Kim Kwan Kings, WONG has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As a controlling shareholder, Kim Kwan Kings, WONG may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your securities as part of a sale of our Company.

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

We have engaged Audit Alliance LLP as our current auditor. Audit Alliance LLP is headquartered in Singapore and registered with the PCAOB. Audit Alliance LLP is subject to the laws in the United States, which enable the PCAOB to conduct regular inspections to assess the firm’s compliance with the relevant professional standards. Our previous auditor, Onestop Assurance PAC, is a firm headquartered in Singapore and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. As of the date of this annual report, our current and previous auditors are not subject to the PCAOB determinations.

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

The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to you.

The trading price of our Class A Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and Mainland China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading price of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A Ordinary Shares.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	political, social and economic conditions in Mainland China and Hong Kong;

●	variations in our revenue, profit, and cash flow;

●	the operating and stock price performance of other companies, other industries and other events or factors beyond our control;

●	fluctuations of exchange rates among HKD, RMB, and USD;

●	general market conditions or other developments affecting us or the caviar industry in which we operate;

●	actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

●	changes in financial estimates or recommendations by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholders, other beneficial owners, our business partners, or our industry;

●	announcements by us or our competitors of new product offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, Directors, or Controlling Shareholders;

●	developments in information technology and our capability to catch up with the technology innovations in the industry;

●	the realization of any of the other risk factors presented in this annual report;

●	changes in investors’ perception of our Company and the investment environment generally;

●	the liquidity of the market for our Class A Ordinary Shares;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will be traded.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial conditions or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

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

Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Class A Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Class A Ordinary Shares may not develop or be sustained.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A Ordinary Shares to decline.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

Our securities are listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. The Nasdaq Listing Rules require a company to maintain a minimum closing bid price of US$1.00 per share.

On December 9, 2024, we received a notice from Nasdaq that we failed to comply with the minimum closing bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules as the closing bid price per share had been below US$1.00 for a period of 30 consecutive business days. The Nasdaq notification letter does not result in the immediate delisting of our securities. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we have a compliance period of 180 calendar days, or until or until June 9, 2025 to regain compliance with Nasdaq’s minimum bid price requirement. If we do not regain compliance during such 180-day period, we may be eligible for an additional 180 calendar days, provided that we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq except for Nasdaq Listing Rule 5550(a)(2), and provides Nasdaq with a written notice of its intention to cure this deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

Even if we currently meet the other listing requirements and other applicable rules of the Nasdaq Capital Market, and even if we regain compliance with Nasdaq Listing Rule 5550(a)(2), we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

Our board of directors may decline to register transfers of Class A Ordinary Shares in certain circumstances.

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

We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must obtain its shareholders’ approval of certain transactions other than public offerings involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares (Nasdaq rule 5635(d)), and Nasdaq rule 5640, which requires that the voting rights of a listed company cannot be disparately reduced or restricted through any corporation action or issuance. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. corporation.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, obtaining and maintaining directors’ and officers’ liability insurance would become more difficult and expensive for us, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of voting power of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, (e) has not been obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

We are a company formed under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association (as amended from time to time), the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands laws are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands laws to inspect corporate records, other than the memorandum and articles of association (as amended from time to time) and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

As a Cayman Islands company to be listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market listing standards. However, the Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market listing standards. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must obtain its shareholders’ approval of certain transactions other than public offerings involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares (Nasdaq rule 5635(d)), and Nasdaq rule 5640, which requires that the voting rights of a listed company cannot be disparately reduced or restricted through any corporation action or issuance. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, as well as projections as to the market price of our Class A Ordinary Shares, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our future strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Class A Ordinary Shares and on the receipt of distributions on our Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares. For more information see “Item 10. Additional Information—10.E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

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

Item 4. Information on the Company

4.A. History and Development of the Company

Top Wealth Group Holding Limited was incorporated as a limited liability company on February 1, 2023 under law of the Cayman Islands. It is a holding company and is not actively engaged in any business. Under its memorandum of association at incorporation, the authorized share capital of Top Wealth Group Holding Limited was US$50,000 divided into 500,000,000 ordinary shares, par value US$0.0001 per share, of which 27,000,000 ordinary shares are issued and outstanding immediately prior to the closing of the initial offering of the ordinary shares.

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

The following table sets forth the breakdown of equity ownership of the Company after the series of transactions in October 16, 2023:

Shareholders	Number of Ordinary Shares Owned
Winwin Development Group Limited	20,160,000
Beyond Glory Worldwide Limited	1,188,000
Keen Sky Global Limited	1,332,000
State Wisdom Holdings Limited	1,332,000
Snow Bear Capital Limited	900,000
Mercury Universal Investment Limited	1,224,000
Greet Harmony Global Limited	864,000

Initial Public Offering

On April 18, 2024, the Company completed its initial public offering on the Nasdaq. In this offering, 2,000,000 ordinary shares were issued at a price of US$4.00 per share. The gross proceeds received from the initial public offering totalled US$8 million. The Offering closed on April 18, 2024 and the ordinary shares began trading on April 16, 2024 on the Nasdaq Capital Market under the ticker symbol “TWG.”

Resale Offering

On July 2, 2024, the Company filed the registration statement on Form F-1 with the SEC (File No. 333-280654) (as amended, the “Resale Prospectus”), which was declared effective on July 23, 2024, for 6 existing shareholders of the Company to register their existing shareholding of an aggregate of 6,840,000 ordinary shares to be sold pursuant to the Resale Prospectus. The following table sets forth the breakdown of number of ordinary shares registered for sale in the resale prospectus by the existing shareholders:

Name of Shareholders	Number of Ordinary Shares Registered for Sale in the Resale Prospectus
Beyond Glory Worldwide Limited	1,188,000
Keen Sky Global Limited	1,332,000
State Wisdom Holdings Limited	1,332,000
Snow Bear Capital Limited	900,000
Mercury Universal Investment Limited	1,224,000
Greet Harmony Global Limited	864,000
Total	6,840,000

The Best Effort Offering

On October 14, 2024, the Company closed a best effort offering (“the Best Effort Offering”) which the Company agreed to issue and sell a total of 27,000,000 ordinary shares of par value $0.0001 per share, at the price of $0.40 per Ordinary Share, to several investors (the “Purchasers”), and entered several Securities Purchase Agreements with the Purchasers. The Securities Purchase Agreements contain customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The gross proceeds received from the Best Effort Offering totaled US$10.8 million. The ordinary shares were offered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-282302) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 24, 2024. The Form F-1 for the Best Effort Offering was declared effective on September 30, 2024. The final prospectus is filed on October 15, 2024. AC Sunshine Securities LLC acted as the exclusive placement agent (the “Placement Agent”) in the Best Effort Offering pursuant to a Placement Agency Agreement dated October 10, 2024, by and between the Company and the Placement Agent.

Reclassification and redesignation of Class A and Class B ordinary Shares

On April 7, 2025, at the 2025 Annual General Meeting of shareholders of the company, our shareholders resolved to, amongst others, approve the adoption of a dual-class share capital structure by taking the following steps to redesignate and reclassify the authorized share capital of the Company from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each to US$50,000 divided into 450,000,000 Class A Ordinary Shares of US$0.0001 each and 50,000,000 Class B Ordinary Shares of US$0.0001 each:

●	re-designating all of the issued and outstanding ordinary shares (except for the 15,000,000 ordinary shares held by Winwin Development Group Limited) into Class A Ordinary Shares, each having one (1) vote per share, on a one for one basis;

●	re-designating 15,000,000 issued and outstanding ordinary shares held by Winwin Development Group Limited into Class B Ordinary Shares, each having 30 votes per share, on a one for one basis; and

●	re-designating the remaining 409,000,000 authorized but unissued ordinary shares into Class A Ordinary Shares on a one for one basis, and the remaining 35,000,000 authorized but unissued ordinary shares into Class B Ordinary Shares on a one for one basis.

All shares and per share amounts used elsewhere in this annual report have been retroactively restated to reflect the reclassification of Class A and Class B Ordinary Shares.

Adoption of the Amended And Restated Memorandum and Articles Of Association

At the 2025 Annual General Meeting of shareholders of the Company, our shareholders also resolved to approve and adopt the Amended And Restated Memorandum and Articles of Association of the Company, in substitution for and to the exclusion of the memorandum and articles of association of the Company currently in effect, to reflect the changes in, among others the quorum for general meetings, the notice period for general meetings, the voting method at general meetings and the authorized share capital and to set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

Nasdaq Deficiency

On December 9, 2024, we received a letter from the Listing Qualifications staff of the Nasdaq notifying that the Company is not currently in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rules for continued listing on the Nasdaq Capital Market, as the closing bid price for the Company’s shares listed on the Nasdaq Capital Market was below $1.00 per share for 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until June 9, 2025 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s Class A ordinary shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

We intend to continuously monitor the closing bid price of our Class A Ordinary Shares. Receipt of the Nasdaq Notification has no effect on our business operations.

Departure of Directors or Certain Officers and Appointment of Certain Director and Officer

Hung, CHEUNG

Effective on April 1, 2025, Hung, CHEUNG (“Mr. Cheung”) resigned as the Director of the Company.

Kwok Kuen, YUEN

Effective on January 15, 2025, Kwok Kuen, YUEN (“Mr. Yuen”) resigned as the Chief Financial Officer of Top Wealth Group Holding Limited (the “Company”). Mr. Yuen has indicated his resignation is for personal reasons and not due to any disagreement with the Company.

Kong Wai, WONG

On January 15, 2025, the Board of Directors (the “Board”) of the Company approved the appointment of Kong Wai, WONG (“Mr. Wong”) as the Chief Financial Officer the Company, effective immediately, to fill the vacancy of Mr. Yuen. In connection with Mr. Wong’s appointment as the Chief Financial Officer of the Company, the Company and Mr. Wong entered into an agreement and agreed to receive annual compensation of HK$ 420,000 (approximately US$ 53,950).

Corporate Structure

The following diagram illustrates the corporate structure of Top Wealth Group Holding Limited and its subsidiaries as of the date of this annual report:

Holding Company Structure

TW Cayman is a holding company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations primarily in Hong Kong through our Operating Subsidiary, TW HK, in Hong Kong. Investors in our Class A Ordinary Shares are purchasing equity securities of TW Cayman, the Cayman Islands holding company, instead of shares of our Operating Subsidiary in Hong Kong. Investors in our Class A Ordinary Shares should be aware that they may never directly hold equity interests in our Operating Subsidiary.

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

TW Cayman has not made any dividends or distributions to U.S. investors as of the date of this annual report. During the fiscal years ended December 31, 2024, 2023, and 2022, no dividends or distribution have been made to date by our subsidiaries.

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

We have engaged Audit Alliance LLP as our current auditor. Audit Alliance LLP is headquartered in Singapore and registered with the PCAOB. Audit Alliance LLP is subject to the laws in the United States, which enable the PCAOB to conduct regular inspections to assess the firm’s compliance with the relevant professional standards. Our previous auditor, Onestop Assurance PAC, is a firm headquartered in Singapore and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. As of the date of this annual report, our current and previous auditors are not subject to the PCAOB determinations. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditors, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Ordinary Shares— The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCAA, as amended. If the PCAOB is unable to conduct such inspections for two consecutive years, the SEC will prohibit the trading of our shares. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.” We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected.

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

In March 2023, as the addition to the gastronomical experience of our caviar, we have commenced our wine trading business line, to complement our caviar business. For the fiscal year ended December 31, 2024, 2023, 2022, our wine trading business line contributed revenue of Nil, US$4,460,092, and Nil. The fine wine we distribute include white wine, red wine, and Champagne, from various countries including France, Greek, and Spain, etc. Our wine trading business only involves the distribution of fine wine within Hong Kong on business-to-business (B2B) sales, primarily to our F&B related distributor customers, in particular, the F&B related distributor customers who we supply our caviar product. We do not import or manufacture the wine we distribute, instead, we source the wines from our wine suppliers in Hong Kong on an as-demand per order basis. Therefore, we are not subject to the relevant licensing requirements that apply to sale of alcoholic beverages in Hong Kong. For fiscal ended December 31, 2024, we have ceased the wine distribution business line.

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

We generate all of our revenues, through our Operating Subsidiary, from trading of caviar products and wine. Our revenues for the years ended December 31, 2024, 2023 and 2022 were US$4.7 million, US$16.9 million, US$8.5 million, respectively. We have turned around from a loss before tax of approximately US$16,888 for the year ended December 31, 2021 to a profit before tax of approximately US$2.3 million for the year ended December 31, 2022, and we have maintained a profit before tax of approximately US$3.3 million and a loss before tax of approximately US$2.0 million for the year ended December 31, 2023 and 2024.

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

For the years ended December 31, 2024, 2023, 2022, our procurement from Fujian Aoxuanlaisi amounted to approximately US$3.6 million, US$6.2 million, and US$5.3 million, respectively, representing approximately 100%, 64.3%, and 90% of our total purchases for the corresponding year. Our material reliance on Fujian Aoxuanlaisi as the sole supplier of our caviar raw product exposes us to unique and significant risk, for detailed discussion, please see “Item 3. Key Information — 3.D. Risk Factors — Risks related to our Business and Industry — We materially rely on Fujian Aoxuanlaisi Biotechnology Co., Ltd (“Fujian Aoxuanlaisi”), the exclusive distributor of a PRC sturgeon farm, as our sole supplier for the supply of caviar raw product. Such arrangement materially and adversely exposes us to unique risk. Any disruption in the supplier’s relationships, either between Fujian Aoxuanlaisi and the PRC sturgeon farm, or between Fujian Aoxuanlaisi and us, could have a material adverse effect on our business. Any disruption in the provision of caviar from Fujian Aoxuanlaisi or PRC sturgeon farm and our inability to identify alternative caviar supplier may materially and adversely affect our business operations and financial results.”

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

For the year ended December 31, 2024, there were three customers each generated over 10% of our total revenue for the period, and they in aggregate accounted for approximately 94.2% of our sales volume. Our top three customers for the year ended December 31, 2024 are, Sunfun (China) Limited accounting for 57.1% of our sales volume, Mother Nature Health (HK) Limited, accounting for 25.4% of our sales volume and King Harlth Investment Holdings Limited, accounting for 11.84% of our sales volume.

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

Our Suppliers

Our major suppliers include (i) a sole distributor and agent of a sturgeon farm in the PRC, Fujian Aoxuanlaisi Biotechnology Co., Ltd (“Fujian Aoxuanlaisi”), which supplies caviar raw product to us; (ii) a Hong Kong supply chain management company, Sunfun (China) Limited (“Sunfun China”), which handles the logistics, warehousing and packaging workflows in our supply chain; (iii) a Hong Kong wine distributor, which supplied fine wine to us; and (iv) other suppliers which supply packaging materials and printing services to us.

We materially rely on Fujian Aoxuanlaisi as our supplier for caviar raw product. Fujian Aoxuanlaisi is the agent and sole appointed distributor of a well-established PRC sturgeon farm, operated by Fujian Longhuang Biotech Co. Limited (“Fujian Longhuang”). Fujian Aoxuanlaisi and Fujian Longhuang currently maintain a long-term exclusive sales agreement for 15 years, from December 2020 to December 2035. Historically, before April 2022, we obtained the supply of caviar raw product from Fujian Aoxuanlaisi on an as-demand per order basis, without any long-term agreements. In April 2022, our Operating Subsidiary, Top Wealth Group (International) Limited, has entered into the Caviar Sales Agreement with Fujian Aoxuanlaisi, appointed us as its exclusive distributor in Hong Kong and Macau. We do not have any direct supply agreement with Fujian Longhuang, the PRC sturgeon farm.

For the years ended December 31, 2024, 2023 and 202, our procurement from Fujian Aoxuanlaisi amounted to approximately US$3.6 million, US$6.2 million, and US$5.3 million respectively, representing approximately 100%, 64.3%, and 90% of our total purchases for the corresponding year.

For fiscal ended December 31, 2023, Hong Kong wine distributor and importer, Silver Fame International (HK) Limited, supplied fine wine to us. We have not entered any agreement with Silver Fame International (HK) Limited, we obtain the supply of the fine wine from which on an as-demand per order basis. For fiscal ended December 31, 2024, we have ceased the wine distribution business line. For the years ended December 31, 2024, 2023 and 2022, our procurement from Silver Fame International (HK) Limited amounted to approximately Nil, US$3.4 million and US$0.6 million, respectively, representing approximately 0%, 35.6%, and 10% our total purchases for the corresponding year.

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

Supply chain management company

Historically and as of the date of this report, we have engaged a Hong Kong-based supply chain management company, Sunfun China Limited (“Sunfun China”), to handle the logistics, warehousing and packaging workflows in our supply chain, so we can strategically focus on brand-building and product quality assurance. On July 31, 2021, our Operating Subsidiary, Top Wealth Group (International) Limited has entered into a Food Processing Factory Leasing and Service Project Agreement (“Leasing and Service Agreement”) with Sunfun China, and such agreement is subsequently renewed on September 10, 2024, until March 11, 2026.

Pursuant to Leasing and Service Agreement, in respect of logistics services, Sunfun China is responsible for handling the customs clearance procedures and applying for import license in Hong Kong and collecting our goods at the designated delivery port. The supply chain management company is also responsible for the transportation of our caviar through cold-chain to the places designated by our customers and handling the application procedures for re-export license for delivery to foreign countries. Furthermore, Sunfun China has also leased a food processing factory located in Tsuen Wan, Hong Kong, to Top Wealth Group (International) Limited, for carrying out the packaging and labelling of our caviar products. The food processing factory has obtained a food factory license from the Food and Environmental Hygiene Department of Hong Kong which is essential for food business involving the preparation of food for sale for human consumption off the premises. The license is valid for one year from April 17, 2025 to April 17, 2026. To safeguard the palatability and freshness of our caviar products, the food processing factory is equipped with temperature control system that mandates a prescribed temperature range. Upon our requests, the Sunfun China will deploy labor for food packaging and labelling at our food processing factory located in Hong Kong.

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

In compliance with the FBR, the supply chain management company, being the landlord of our food processing factory premises, has obtained a food factory license from the FEHD for the operation of our food processing factory, which is valid for one year from April 17, 2025 to April 17, 2026, subject to further renewal.

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

The following diagram illustrates the corporate structure of Top Wealth Group Holding Limited and its subsidiaries as of the date of this annual report:

D. Property, Plant and Equipment

Facilities

As of the date of this annual report. we entered into the following lease agreements:

Location	Term of Lease	Usage
Units 714 & 715, 7/F Hong Kong Plaza 188 Connaught Road West Sai Wan, Hong Kong	May 10, 2024 to May 9, 2026	Principal executive office
Flat E, 8/F Golden Bear Industrial Centre 66 Chai Wan Kok Street Tsuen Wan, New Territories Hong Kong	September 11, 2024 to March 11, 2026	Food processing factory and transportation supplier

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

Results of Operations

Comparison of the Year Ended December 31, 2024 and December 31, 2023

The following financial data are derived from, and should be read in conjunction with, our consolidate financial statements for the year ended December 31, 2024.

A summary of the Company’s operating results for the year ended December 31 2024 and 2023 are as follows:

	Year ended Dec 31
	2024	2023	Change
	USD	USD	USD	%
Revenue	4,747,580	16,943,287	(12,195,707)	(72)
Cost of Sales	(2,240,867)	(11,556,006)	(9,315,139)	(81)
Gross Profit	2,506,713	5,387,281	(2,880,568)	(53)
Other income	87	2	85	4,250
Provision for inventory impairment	(1,504,397)	-	1,504,397	100
Administrative Expenses	(1,602,251)	(1,846,759)	244,508	(13)
Selling Expenses	(1,419,667)	(495,276)	924,391	187
(Loss)/profit before tax	(2,019,515)	3,045,248	(5,064,763)	(166)

As of December 31, 2024, the Company operated in Hong Kong through its subsidiaries, which primarily engaged in trading of caviars.

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

Our revenue decreased by USD12,195,707, or 72%, from USD16,943,287 for the year ended December 31 2023 to USD4,747,580 for the year ended December 31, 2024, primarily due to the resignation of the sales team that they were unsatisfactory with the remuneration package after the IPO of the Comp An analysis is set out below:

	Year ended Dec 31
	2024	2023	Change
	USD	USD	USD	%
Revenue from caviar	4,747,580	12,483,195	(7,735,615)	(62)
Revenue from wine	-	4,460,092	(4,460,092)	(100)
	4,747,580	16,943,287	(12,195,707)	(72)

The trading of wine was incidental in year ended December 31, 2023 that was used as part of the Christmas promotional sales bundle. There was no such activities in year ended December 31, 2024.

Cost of sales

Our cost of sales mainly comprised of purchase costs for caviar and wine. For the year ended December 31 2024, our cost of sales amounted to USD2,240,867, a decrease of USD 9,315,139, or 81%, from USD11,556,006 for the year ended December 31 2023. This decrease was in line with the decrease in revenue.

Gross Profit and Gross Margin

	For the Year Ended 31 December
	2024	2023	Year on year change
	USD	USD	USD	%
Gross profit of caviar	2,506,713	4,957,157	(2,450,444)	(49.4)
Gross profit of wine	-	430,124	(430,124)	100.0
Gross Profit	2,506,713	5,387,281	(2,880,568)	(53.5)
Gross profit of caviar	52.8%	39.7%	-	13.1%
Gross profit of wine	-%	9.64	-
Gross Margin	52.8%	31.8%	-	21.0%

Our gross profit margin for the year ended December 31, 2024 was 52.8% as compared to 31.8% for the year ended December 31, 2023. In 2023, the Company has carried out Christmas quick sale promotion. This diluted the over gross margin of 2023.

Provision for inventory impairment

Since the exit of the sales team, the revenue in the latter half of 2024 drop significantly that there was substantially unsold inventory that expired within 6 months from the day of this report.

Administrative and Selling Expenses

Our Company’s administrative expenses came in at US1,602,251 and USD1,846,759 for the year ended December 31, 2024 and 2023 respectively, representing approximately 33.7% and 10.9% of our total revenue for the corresponding period.

Our administrative expenses for the year ended December 31, 2024 primarily consist of (i) professional fee; (ii) staff cost; (iii) depreciation; (iv) rental fee; (v) travelling and entertainment; (vi) office supplies and upkeep and (vii) miscellaneous expenses. The following table sets forth the breakdown of our administrative expenses for the year ended December 31, 2024 and 2023.

	Year ended December 31
	2024		2023
	USD	%	USD	%
Staff cost	753,367	47.0	444,388	24.1
NED fees	41,087	2.6	-	-
Depreciation	61,879	3.9	233,659	12.7
Operating lease payment	71,538	4.5	86,038	4.7
Office supplies and upkeep expenses	24,581	1.5	9,793	0.5
Professional fees	190,000	11.8	921,110	49.9
Entertainment	333,557	20.8	76,342	4.1
Travelling expense	27,262	1.7	36,545	1.9
Sample and scrap inventory	13,110	0.8	14,977	0.8
Miscellaneous	85,870	5.4	23,907	1.3
	1,602,251	100.0	1,846,759	100.0

The decrease in administrative expenses during the year ended December 31, 2024 was primarily due to decrease in professional fees. Professional fees in 2024 is mainly audit fee while it included legal, audit, and consulting fees of approximately USD921,110. The increase in staff cost for the year ended December 31 2024 compared to December 31 2023 was mainly due to the increase in pay scale after IPO. The lower depreciation expense was due to the renovation of our office was fully depreciated in 2023.

Our selling expense in 2024 primarily consists of marketing campaign paid to a marketing agency as follows:

	Year ended December 31
	2024		2023
	USD	%	USD	%
Marketing expense	976,494	68.8	495,276	100
Promotion fees	178,846	12.6	-	-
Sub-contractor expense	251,955	17.7	-	-
Miscelleneous	12,372	0.9	-	-
	1,419,667	100.0	495,276	100

The increase in selling expenses for the year ended December 31 2024 compared to the corresponding period in 2023 was mainly due to the Company engaged an advertising agent to roll out a series of advertising campaigns. The promotional fees and sub-contractors expenses in 2024 were mainly promotional events and booth incurred to promote the Company’s Imperia Caviar brand.

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

Cash flows

The following table summarizes our cash flows for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31
	2024	2023	2022
	USD	USD	USD
Cash and cash equivalents at beginning of the year	134,350	217,384	1,385

Net cash provided by (used in) operating activities	887,554	(863,616)	120,260
Net cash used in investing activities	(15,888,928)	—	(481,173)
Net cash provided by financing activities	14,909,404	780,582	576,912

Net (decrease) increase in cash and cash equivalents	(91,970)	(83,034)	215,999

Cash and cash equivalents as at end of the year	42,380	134,350	217,384

For the year ended December 31, 2024, our net cash provided by operating activities was USD887,554 and is mainly comprised of decrease in accounts receivable that the promotional sales in 2023 Christmas were collected during 2024. For the year ended December 31, 2023, our net cash used in operating activities was USD863,616 and is mainly comprised of increase in accounts receivable as there were promotional sales for the Christmas of 2024. For the years ended December 31 2022 and 2021, our net cash of USD 215,999 and USD804 provided by operating activities primarily reflected our net income, as adjusted for non-operating items, such as depreciation of right of use assets, plant and equipment, deferred tax credit and effects of changes in working capital such as increase or decrease in inventories, accounts receivable, accounts and other payables, deposits and accruals.

For the year ended December 2024, the cash outflow from investing activities were mainly due to the Company paid certain long term assets such as the potential acquisition of certain fish farms and media company to promote the Company’s product and image. For the year ended December 31 2023, there was no cash outflow from investing activities while for the years ended December 31 2022 and 2021, the cash outflows from our investing activities were primarily attributable to acquisition of office equipment and leasehold improvement of our office.

For the year ended December 2024, the cash provided by financing activities were mainly attributable to the net proceeds from the IPO and second public placement in 2024, totally USD15,687,297. For the year ended December 31 2023, the cash provided by financing activities were attributable to standby bridging loan facilities provided by a third party and also minority shareholder, while for the years ended December 31, 2022 and 2021, the cash provided by financing activities were attributable to the issue of capital and funds provided by our director.

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

Capital Expenditures

Historical capital expenditures

Our capital expenditures for the years ended December 31 2024 and 2023 were nil and nil respectively. The capital expenditures incurred in the year ended December 31 2022 are related to purchase of office equipment and leasehold improvement. We principally funded our capital expenditures through cash flows from operations.

Off-Balance Sheet Transactions

As of December 31, 2024, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our stockholders.

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

The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31, 2024	December 31, 2023
USD to HK$ /Year End	7.8	7.8

	December 31,
	2024	2023	2022
USD to HK$ Average Rate	7.8	7.8	7.8

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

New accounting standards

On December 14, 2023, the FASB issued ASU 2024-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” to enhance the transparency and decision usefulness of income tax disclosures. The amendments require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pre-tax income or loss by the applicable statutory income tax rate). In addition, public business entities are required to provide certain qualitative disclosures about the rate reconciliation and the amount of income taxes paid (net of refunds received) disaggregated (1) by federal (national), state, and foreign taxes and (2) by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). For public business entities, the standard is effective for annual periods beginning after December 15, 2024. The amendments in this ASU require a cumulative effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets) as of the beginning of the annual reporting period in which an entity adopts the amendments. The Company is evaluating the impact of this standard on the Company’s consolidated financial statements.

We have evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the date of this report and do not believe the future adoption of any such standards will have a material impact on our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Kim Kwan Kings, WONG	54	Chief Executive Officer, Chairman of the board, and Director
Kong Wai, WONG	41	Chief Financial Officer
Feiyong, LI	42	Director
Phei Suan, HO	45	Director
Wai Chun, CHIK	40	Director

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

Kong Wai, Wong has served as our chief financial officer since January 15, 2025. Mr. Wong is a seasoned finance and accounting professional with over 13 years of experience in accounting, auditing, and financial management. He specializes in U.S. GAAP and PCAOB standards, with extensive expertise in financial reporting and compliance for U.S.-listed companies. He has also managed financial teams and oversaw compliance for companies across various industries. Mr. Wong served as the Financial Controller in AlikeAudience Inc. from January 2020 to March 2024, and as the Financial Controller of Oranco, Inc. from January 2018 to March 2022. Propr to his role in Oranco, Inc., Mr. Wong has worked with top-tier accounting firms handling audits and financial reporting for IPO projects in major global stock exchanges including Hong Kong, Australia and U.S. markets. Mr. Wong received a bachelor degree from Edith Cowan University.

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

6.B. Compensation

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. The executive officers are entitled to a fixed salary and other company benefits, each as determined by the Board from time to time. We may terminate an executive officer’s employment under Hong Kong Labor Law and under other applicable laws and regulations.Each executive officer has agreed to hold, both during and after the terms of his or her agreement, in confidence and not to use for the officer’s benefit or the benefit of any third party, any trade secrets, other information of a confidential nature or non-public information of or relating to us in respect of which we owe a duty of confidentiality to a third party. In addition, each executive officer has agreed not to, for a period of one year following the termination of his employment, carry on any business in direct competition with the business of the Top Wealth group of companies, solicit or seek or endeavor to entice away any customers, clients, representative, or agent of the Top Wealth group of companies or in the habit of dealing with the Top Wealth group of companies who is or shall at any time within two years prior to such cessation have been a customer, client, representative, or agent of the Top Wealth group of companies, and use a name including the words used by the Top Wealth group of companies in its name or in the name of any of its products, services or their derivative terms, or Chinese or English equivalent in such a way as to be capable of or likely to be confused with the name of the Top Wealth group of companies.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we paid an aggregate of HK$4,207,981 (US$539,485) as compensation to our directors and executive officers as well as an aggregate of HK$128,500 (US$16,474) contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

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

6.C. Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract or transaction or proposed contract or transaction in which he or she is materially interested provided the director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There are no directors’ service contracts with the Company or its subsidiaries providing for benefits upon termination of employment.

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

Under our amended and restated memorandum and articles of association, we may indemnify our directors and officers, among other persons, from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

6.D. Employees

We had 4 employees as of December 31, 2024. We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. We generally formulate our employees’ remuneration package to include salary and benefits. We provide our employees with social security benefits in accordance with all applicable regulations and internal policies. None of our employees are represented by labor unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Ordinary Shares on an as-converted basis.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 41,000,000 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report.

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

	Class A Ordinary Shares		Class B Ordinary Shares		Voting Power
	Number	%	Number	%	%
Directors, Director Nominees and Named Executive Officers:
Kim Kwan Kings, WONG (1)	5,160,000	12.59%	15,000,000	100%	92.70%
Kong Wai, WONG	—	—	—	—
Feiyong, LI	—	—	—	—
Phei Suan, HO	—	—	—	—
Wai Chun, CHIK	—	—	—	—
Directors and executive officers as a group	5,160,000	12.59%	15,000,000	100%	92.70%
5% or Greater Shareholders:
Winwin Development Group Limited (1)	5,160,000	12.59%	15,000,000	100%	92.70%

(1)	Kim Kwan Kings, WONG beneficially owns 5,160,000 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares through Winwin Development Group Limited, a company incorporated under the laws of the British Virgin Islands, which is owned as to 90% by Mr. Kim Kwan Kings, WONG and 10% by Mr. Kin Fai, CHONG. Mr. Kim Kwan Kings, WONG is the sole director of Winwin Development Group Limited. Mr. Wong may be deemed the beneficial owners of the Ordinary Shares held by Winwin Development Group Limited, and Mr. Wong holds the voting and dispositive power over the Ordinary Shares held by Winwin Development Group Limited. The registered address of Winwin Development Group Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

During 2024, the Company had following related party transactions:

Name	Amount	Relationship	Note
Chong Kin Chung	$140,564	A key management staff of the Company	Advancement of unsecured interest free loan payable, repayable on demand
Wong Kim Kwan Kings	$160,089	Director and former controlling shareholder of the Company	Repayment of unsecured interest free loan payable, repayable on demand
Snow Bear Capital Limited	$429,065	Shareholder of the Company	Repayment of unsecured interest free loan payable, repayable within one year from drawdown.

During 2023, the Company had following related party transactions:

Name	Amount	Relationship	Note
Chong Kin Fai	$63,735	A former director and principal owner of the Company	Repayment of unsecured interest free loan payable, repayable on demand
Wong Kim Kwan Kings	$57,690	Director and controlling shareholder of the Company	Repayment of unsecured interest free loan payable, repayable on demand
Snow Bear Capital Limited	$429,065	Shareholder of the Company	Proceeds from unsecured interest free loan payable, repayable within one year from drawdown.

During 2022, the Company had following related party transactions:

Name	Amount	Relationship	Note
Beauty & Health International Company Limited (Customer B) (note a)	$1,281,077	A company under common control	Revenue - sale of caviar
Beauty & Health International E-Commerce Limited (Customer C) (note b)	$1,063,334	A company under common control	Revenue - sale of caviar
Mother Nature Health (HK) Limited (Customer E) (note b)	$797,872	The Company’s former director was also this related company’s former director	Revenue - sale of caviar
Sky Channel Management Limited (note d)	$1,418,141	The Company’s principal owner was a former director of this related company	Marketing expense
Chong Kin Fai	$(898)	A former director and principal owner of the Company	Proceeds from unsecured interest free loan payable, repayable on demand
Chong Kin Fai	$64,101	A former director and principal owner of the Company	Amount receivable for issuance of common stock in Top Wealth International as of December 31, 2022. The amount was paid on May 13, 2023.
Wong Kim Kwan Kings	$(467,315)	Director and controlling shareholder of the Company	Proceeds from unsecured interest free loan payable, repayable on demand
Wong Kim Kwan Kings	$576,912	Director and controlling shareholder of the Company	Conversion of unsecured interest free loan payable, repayable on demand into common stock in Top Wealth International

As of December 31, 2023, the Company had the following balances due with related parties:

Name	Amount	Relationship	Note
Snow Bear Capital Limited	$429,065	Shareholder of the Company	Unsecured interest free loan payable, repayable within one year from draw down

As of December 31, 2023, the Company had the following balances due with related parties:

Name	Amount	Relationship	Note
Wong Kim Kwan Kings	$160,089	Director and controlling shareholder of the Company	Unsecured interest free loan payable, repayable on demand
Snow Bear Capital Limited	$429,065	Shareholder of the Company	Unsecured interest free loan payable, repayable within one year from draw down

Note:

(a)	The transaction with this related party was ceased after August 31, 2022.

(b)	The transaction with this related party started on September 3, 2022. The controlling shareholder disposed all of his interest in this related party on 28 August 2022. These transactions were not considered as related party transactions in the year ended December 31, 2023

(c)	The transaction with this related party started on January 27, 2022. The former director of the Company resigned on February 10, 2022. These transactions were not considered as related party transactions in the year ended December 31, 2023.

(d)	The transaction with this related party was ceased after December 31, 2022.

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

7.C. Interests of Experts and Counsel

Not applicable.

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

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information — 3.D. Risk Factors—Risks Relating to Our Business and Industry— We are subject to risks relating to litigation and disputes, which could adversely affect our business, prospects, results of operations and financial conditions, and may face significant liabilities as a result.” and “Item 3. Key Information — 3.D. Risk Factors—Risks Relating to Our Business and Industry— We may not be able to adequately protect our intellectual properties, or we may be subject to intellectual property infringement claims or other allegations by third parties, either of which could adversely affect our business and operations.”.

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

Item 9. The Offer and Listing

9.A. Offer and listing details

Our ordinary shares (which have since been reclassified into Class A Ordinary Shares) have been listed on the Nasdaq Capital Market and commenced trading under the ticker symbol “TWG” on April 16, 2024.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our ordinary shares (which have since been reclassified into Class A Ordinary Shares) have been listed on the Nasdaq Capital Market and commenced trading under the ticker symbol “TWG” on April 16, 2024.

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

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

The directors may convene a meeting of shareholders whenever they think necessary or desirable. At least 7 clear days’ notice of a general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors. Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

Our board of directors must convene a general meeting upon the written requisition of one or more shareholders entitled to attend and vote at a general meeting of the Company holding not less than one-third of the rights to vote at such general meeting in respect to the matter for which the meeting is requested, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. A quorum shall consist of the presence (whether in person or represented by proxy) of one shareholder if the Company has one shareholder and if the Company has more than one shareholder, one or more shareholders holding ordinary shares that represent not less than one-third of the outstanding ordinary shares carrying the right to vote at such general meeting. If, within fifteen minutes from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same time and place seven days hence or to such other time or place as is determined by the directors, and if, at the adjourned meeting, a quorum is not present within fifteen minutes from the time appointed for the meeting, the shareholders present in person or by proxy at the meeting shall be a quorum. Subject to the articles, at every meeting, the shareholders present in person or by proxy may choose someone of their number to be the chairman.

A corporation that is a shareholder shall be deemed for the purpose of our memorandum and articles to be present at a general meeting in person if represented by its duly authorized representative. Where a duly authorized representative is present at a meeting that shareholder who is a corporate is deemed to be present in person; and the acts of the duly authorized representative are personal acts of that shareholder.

At any general meeting a resolution put to the vote of the meeting shall be decided on a poll. A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be shareholder) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

In the case of an equality of votes, the chairman of the meeting shall not cast a second or casting vote.

Meetings of Directors

The business of our company is managed by the directors. Our directors are free to meet at such times and in such manner and places within or outside the Cayman Islands as the directors determine to be necessary or desirable. The quorum for the transaction of business at a meeting of directors shall be one unless the directors fix some other number. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

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

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors.

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

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

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

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Class A Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Class A Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Class A Ordinary Shares.

●	Revenues gains from the sale of our Class A Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of Class A Ordinary Shares, where the purchases and sales of the Class A Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Class A Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Class A Ordinary Shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares by a U.S. Holder (as defined below) that acquires our Class A Ordinary Shares and holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their Class A Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our Class A Ordinary Shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Class A Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

●	If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

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

Based upon our current and projected income and assets and projections as to the market price of our Class A Ordinary Shares, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our potential strategic investment business as compared to our other businesses, and the value of the assets held by our potential strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore fluctuations in the market price of our Class A Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sole election.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our Class A Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. We intend to list the Class A Ordinary Shares on Nasdaq Capital Market. Provided that this listing is approved, we believe that the ordinary should generally be considered to be readily tradeable on an established securities market in the United States. There can be no assurance that the Class A Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Class A Ordinary Shares.

For U.S. foreign tax credit purposes, dividends paid on our Class A Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Class A Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, Class A Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to- market election with respect to such stock. If a U.S. Holder makes this election with respect to our Class A Ordinary Shares, the holder will generally(i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to- market election in respect of our Class A Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our Class A Ordinary Shares will be treated as marketable stock upon their listing on Nasdaq Capital Market. We anticipate that our Class A Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

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

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our Class A Ordinary Shares if we are or become a PFIC.

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

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to: (1) registration statement on Form F-1 (File No. 333-275684), as amended, which registered 2,000,000 ordinary shares and was declared effective by the SEC on March 29, 2024, for our initial public offering, which completed on April 18, 2024, at an initial offering price of US$4.00 per ordinary share; and (2) registration statement on Form F-1 (File No.333-282302), as amended, , which registered a total of 27,000,000 ordinary shares of par value $0.0001 per share, and was declared effective by the SEC on September 24, 2024, for Company’s best effort offering, which completed on October 14, 2024, at the price of $0.40 per ordinary share.

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

In connection with the issuance and distribution of the ordinary shares in the Best Effort Offering, our expenses incurred and paid to others totaled approximately US$ 0.94 million, which included US$0.54 million for placement agent commission. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$ $9.86 million from the Best Effort Offering.

As of the date of this annual report, we used US$1.86 million of the net proceeds received from our initial public offering and the Best Effort Offering for acquisition of sturgeon farm purpose. We still intend to use the remainder of the proceeds from our initial public offering and the Best Effort Offering as disclosed in our registration statements on Form F-1.

None of these net proceeds from our initial public offering, the optional offering, and the Best Effort Offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees in connection with certain professional services rendered for the year ended December 31, 2022, 2023 and 2024 by Audit Alliance LLP and OneStop Assurance PAC respectively, our independent registered public accounting firms, during the period indicated.

	Year Ended December 31,
Services	2022	2023	2024
	US$	US$	US$
Audit Fees(1) - Onestop Assurance PAC	130,000	210,000	-
Audit Fees(1) - Audit Alliance LLP	-	-	180,000
Total	130,000	210,000	180,000

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

Item 16F. Change in Registrant’s Certifying Accountant

On April 26, 2025, the Audit Committee (the “Audit Committee”) of the Company approved the dismissal of OneStop Assurance PAC (“OneStop”) as the Company’s independent registered public accounting firm. On April 26, 2025, the Company appointed Audit Alliance LLP (“Audit Alliance”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024, to be ratified at the next annual general meeting of shareholders of the Company.

The reports of OneStop on the financial statements of the Company for the financial years ended December 31, 2022 and 2023 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the financial years ended December 31, 2022 and 2023, through April 26, 2025, there were no disagreements with OneStop on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of OneStop, would have caused OneStop to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods. There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two financial years ended December 31, 2022 and 2023, through April 26, 2025.

The Company engaged Audit Alliance LLP as its new independent registered public accounting firm. During the Company’s two most recent financial years through April 26, 2025, neither the Company nor anyone acting on the Company’s behalf, consulted Audit Alliance with respect to any other matters or reportable events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

We have provided OneStop with a copy of the disclosures made by us in response to Item 304(a) of Regulation S-K under the Exchange Act, and have requested that OneStop furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by the registrant in response to this Item 304(a) of Regulation S-K under the Exchange Act and, if not, stating the respects in which it does not agree. A letter from OneStop is filed as Exhibit 16.1 with the current report on Form 6-K on May 5, 2025.

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

We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must obtain its shareholders’ approval of certain transactions other than public offerings involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares (Nasdaq rule 5635(d)), and Nasdaq rule 5640, which requires that the voting rights of a listed company cannot be disparately reduced or restricted through any corporation action or issuance. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — 3.D. Risk Factors —Risks Related to Our Ordinary Shares— Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association
2.1	Description of Securities
4.1	English Translation of Sales Agreement between the Top Wealth Group (International) Limited and Sunfun (China) Ltd., dated December 30, 2021(incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.2	English Translation of Sales Agreement between the Top Wealth Group (International) Limited and Mother Nature Health (HK) Limited, dated December 30, 2021 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.3	English Translation of Sales Agreement between Top Wealth Group (International) Limited and Channel Power Limited, dated December 19, 2021(incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.4	English Translation of Sales Agreement between Top Wealth Group (International) Limited and Beauty & Health International Company Limited, dated December 30, 2021 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.5	English Translation of Sales Agreement between Top Wealth Group (International) Limited and Beauty & Health International E-Commerce Limited, dated September 1, 2022 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.6	English Translation of Sales Agreement between Top Wealth Group (International) Limited and Healthkitpro International Limited, dated December 18, 2021 (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.7	Employment Agreement between Top Wealth Group (International) Limited and Kwok Kuen Yuen, Registrant’s Chief Financial Officer, dated 20 November 2022 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.8	Employment Agreement between the Registrant and Kwok Kuen, YUEN, Registrant’s Chief Financial Officer, dated May 16, 2023(incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.9	English Translation of Appointment Letter of Kim Kwan Kings, WONG as the President of Top Wealth Group (International) Limited, dated September 1, 2022 (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.10	Director Agreement between the Registrant and Kim Kwan Kings, WONG, Registrant’s director, Chief Executive Officer and chairman of the Board, dated May 16, 2023 (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.11	English Translation of Corporate Development Consultant Appointment Agreement between the Company and Mr. Haitong, CHEN, dated August 1, 2022 (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.12	English Translation of Caviar Sales Agreement between the Top Wealth Group (International) Limited and Fujian Aoxuanlaisi Biotechnology Co. Ltd., dated April 30, 2022 (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)

4.13	English Translation of Power of Attorney granted under the Caviar Sales Agreement by Fujian Aoxuanlaisi Biotechnology Co. Ltd. to Top Wealth Group (International) Limited, dated April 30, 2022 (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.14	English Translation of Food Processing Factory Leasing and Service Project Agreement between Top Wealth Group (International) Limited and Sunfun (China) Limited, dated February 11, 2023 (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.15	English Translation of Food Processing Factory Leasing and Service Project Agreement between the Top Wealth Group (International) Limited and Sunfun (China) Limited, dated July 31, 2021 (incorporated by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.16	English Translation of the Form of Sales Agreement of Top Wealth Group (International) Limited for its distributors (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.17	English Translation of sales agreement for caviar between Fujian Longhuang Biotech Co. Limited and Fujian Aoxuanlaisi Biotechnology Co. Ltd., dated December 10, 2020 (incorporated by reference to Exhibit 10.17 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.18	English Translation of Power of Attorney granted under the sales agreement for caviar by Fujian Longhuang Biotech Co. Limited to Fujian Aoxuanlaisi Biotechnology Co. Ltd., dated December 10, 2020 (incorporated by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.19	Form of Placement Agency Agreement (incorporated by reference to Exhibit 1.1 to our registration statement on Form F-1 (File No. 333-282302), as amended, initially filed with the SEC on September 24, 2024)
4.20	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-282302), as amended, initially filed with the SEC on September 24, 2024)
4.21	English Translation of Food Processing Factory Leasing and Service Project Agreement between Top Wealth Group (International) Limited and Sunfun (China) Limited, dated September 10, 2024 (incorporated by reference to Exhibit 10.21 to our registration statement on Form F-1 (File No. 333-282302), as amended, initially filed with the SEC on September 24, 2024)
4.22	Employment Agreement by and between Mr. Kong Wai, WONG and Top Wealth Group Holding Limited (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K filed with the Securities and Exchange Commission on January 21, 2025)
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 8.1 to the annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on May 29, 2024)
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
11.2	Insider Trading Policies (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on May 29, 2024)
11.3	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 14.2 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on December 18, 2023)
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter from OneStop Assurance PAC dated May 5, 2025 (incorporated herein by reference to Exhibit 16.1 to the current report on Form 6-K filed with the Securities and Exchange Commission on May 5, 2025)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Top Wealth Group Holding Limited

By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman of the Board

Date: May 16, 2025

Top Wealth Group Holding Limited

Reports and Financial Statements

For the years ended December 31, 2024 and 2023

Top Wealth Group Holding Limited

Reports and Index to Consolidated Financial Information

For the years ended December 31, 2024, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and the Board of Directors of Top Wealth Group Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Top Wealth Group Holding Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2024, and the consolidated statements of operation and other comprehensive income/(loss), consolidated statements of changes in equity and cash flows for the year ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2025.

Singapore

May 16, 2025

PCAOB ID Number 3487

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

Singapore

May 16, 2025

Top Wealth Group Holding Limited

Consolidated balance sheets

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	As of December 31,
	2024	2023

Assets
Current assets
Cash and cash equivalents	$42,380	$134,350
Accounts receivable, net	1,563,289	5,972,736
Inventories	-	153,209
Prepayments	1,567,448	274,417
Deposits paid	605,981	595,063

	3,779,098	7,129,775

Non-current assets
Property, plant and equipment, net	72,658	134,538
Right-of-use assets – operating lease	-	40,421
Prepayment of long term assets	15,888,928	-
Deferred tax assets	44,248	44,248

Total non-current assets	16,005,834	219,207

Total assets	$19,784,932	$7,348,982

Current liabilities
Accrued expenses and other payables	212,593	425,673
Operating lease liabilities - current	-	40,421
Amount due to a related party	140,564	160,089
Borrowings	-	777,893
Current income tax payable	811,357	992,270

Total liabilities	$1,164,514	$2,396,346

Commitments and contingencies

Shareholders’ equity
Common stock, $0.0001 par value; 500,000,000 shares authorized, 56,000,000 (2023: 27,000,000)* shares issued and outstanding	5,600	2,700
Additional paid-in capital	16,325,412	641,015
Retained earnings	2,289,406	4,308,921

Total shareholders’ equity	18,620,418	4,952,636

Total liabilities and equity	$19,784,932	$7,348,982

*	Giving retroactive effect to all the 27,000,000 shares issued and outstanding after the Pro Rata Share Issuance on October 12, 2023, which has been treated as share split, from the earliest period presented.

The accompany notes form an integral part of these consolidated financial statements.

Top Wealth Group Holding Limited

Consolidated statements of operation and other comprehensive income/(loss)

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the year ended December 31,
	2024	2023	2022

Sales (including sales to related parties of nil for 2024, nil for 2023 and $3,142,283 for 2022)	$4,747,580	$16,943,287	$8,512,929
Cost of sales	(2,240,867)	(11,556,006)	(4,309,747)

Gross profit	2,506,713	5,387,281	4,203,182

Other income	87	2	-

Selling expenses (including marketing expenses to a related party of nil for 2024, nil for 2023 and $1,418,141 for 2022)	(1,419,667)	(495,276)	(1,456,347)
Provision for inventory impairment	(1,504,397)	-	-
Administrative expense	(1,602,251)	(1,846,759)	(466,477)

(Loss) profit before income tax	(2,019,515)	3,045,248	2,280,358
Income tax expense	-	(607,153)	(362,587)

(Loss) profit and total comprehensive income for the year	$(2,019,515)	$2,438,095	$1,917,771
Earnings per share:

Ordinary shares - basic and diluted	$(0.06)	$0.090	$0.071

Weighted average shares outstanding used in calculating basic and diluted earnings per share
Ordinary shares - basic and diluted*	34,237,705	27,000,000	27,000,000

*	Giving retroactive effect to all the 27,000,000 shares issued and outstanding after the Pro Rata Share Issuance on October 12, 2023, which has been treated as share split, from the earliest period presented.

The accompany notes form an integral part of these consolidated financial statements.

Top Wealth Group Holding Limited

Consolidated statements of changes in equity

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Common stock outstanding*	Amount	Additional paid-in capital	(Accumulated losses) retained earnings	Total

Balance as of January 1, 2022	27,000,000	$2,700	$(2,687)	$(46,945)	$(46,932)

Issuance of common stock of Top Wealth International	-	-	641,013	-	641,013

Profit and total comprehensive income for the year	-	-	-	1,917,771	1,917,771

Balance as of December 31, 2022	27,000,000	$2,700	$638,326	$1,870,826	$2,511,852

Pro Rata Share Issuance deemed as share split	-	-	2,699	-	2,699

Deemed capital reduction in reorganisation	-	-	(10)	-	(10)

Profit and total comprehensive income for the year	-	-	-	2,438,095	2,438,095

Balance as of December 31, 2023	27,000,000	$2,700	$641,015	$4,308,921	$4,952,636

Net proceeds from public offer	29,000,000	2,900	15,684,397	-	15,687,297

Loss and total comprehensive expense for the year	-	-	-	(2,019,515)	(2,019,515)

Balance as of December 31, 2024	56,000,000	$5,600	$16,325,412	$2,289,406	$18,620,418

*	Giving retroactive effect to all the 27,000,000 shares issued and outstanding after the Pro Rata Share Issuance on October 12, 2023, which has been treated as share split, from the earliest period presented.

The accompany notes form an integral part of the consolidated financial statements.

Top Wealth Group Holding Limited

Consolidated statements of cash flows

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the years ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net (loss) profit	$(2,019,515)	$2,438,095	$1,917,771
Adjustments for:-
Depreciation of property, plant and equipment	61,880	233,659	173,215
Deferred tax credit	-	(30,523)	(7,832)
Provision for inventory impairment	1,504,397	-	-
Changes in operating assets and liabilities:
Accounts receivable	4,409,447	(5,932,488)	(40,219)
Inventories	(1,351,188)	1,918,499	(1,822,381)
Prepayments	(1,293,031)	(274,417)	-
Deposits paid	(10,918)	(8,967)	(586,096)
Accounts payable	-	(200,608)	200,608
Accrued expenses and other payables	(213,080)	365,238	23,474
Amounts due with related parties	(19,525)	6,045	(108,699)
Current income tax payable	(180,913)	621,851	370,419

Net cash provided by (used in) operating activities	887,554	(863,616)	120,260

Cash flows from investing activities
Prepayment for long term assets	(15,888,928)	-	-
Acquisition of property, plant and equipment	-	-	(481,173)

Net cash used in investing activities	(15,888,928)	-	(481,173)

Cash flows from financing activities
(Repayment of) proceeds from borrowings	(777,893)	777,893	-
Deemed capital reduction on reorganization	-	(10)	-
Proceeds from Pro Rata Share Issuance deemed as share split	-	2,699	-
Proceeds from issuance of shares of Top Wealth International	-	-	576,912
Net proceeds from public offer	15,687,297	-	-

Net cash provided by financing activities	14,909,404	780,582	576,912

(Decrease) increase in cash and cash equivalents	(91,970)	(83,034)	215,999

Cash and cash equivalents at beginning of year	134,350	217,384	1,385

Cash and cash equivalents at end of year	$42,380	$134,350	$217,384

Analysis of the balance of cash and cash equivalents
Bank balances	$42,380	$134,350	$217,384

The accompany notes form an integral part of the consolidated financial statements.

Top Wealth Group Holding Limited

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

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

On April 18, 2024, the Company closed its initial public offering (the “IPO”) of 2,000,000 ordinary shares, par value $0.0001 per ordinary share at the price of US$4 each, totally US$8,000,000. All these share rank pari-passu with the existing shares in all respect.

On October 14, 2024, the Company closed its public offering (the “IPO”) of 27,000,000 ordinary shares, par value $0.0001 per ordinary share at the price of US$0.40 each, totally US$10,800,000. All these share rank pari-passu with the existing shares in all respect.

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

Cash and Cash Equivalents— Cash and cash equivalents consist of the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use. The Hong Kong government provides a guarantee for deposits held in each bank up to HK$800,000 (approximately $102,600).

Property and Equipment, net— Property and equipment included equipment and leasehold improvement and are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of depreciable assets at the following rate:

Equipment	5 to 10 years
Leasehold improvement	Over the lease term

Cost and accumulated depreciation for property retired or disposed of are removed from the accounts, and any resulting gain or loss is included in earnings. Expenditures for maintenance and repairs are charged to expense as incurred.

Impairment of Long-Lived Assets— We evaluate our long-lived assets, including property, plant and equipment and right-of-use assets – operating lease  with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. There were no impairment recognised for the years ended December 2024 and 2023.

Accounts Receivable, net— Accounts receivable are carried at the original invoiced amount. Accounts receivable are reviewed for impairment on a quarterly basis and are presented net of an allowance for expected credit losses. The allowance for expected credit losses is estimated based on the Company’s analysis of amounts due, historical delinquencies and write-offs, and current economic conditions, together with reasonable and supportable forecasts of short-term economic conditions. The allowance for expected credit losses is recognized in net income (loss) and any adjustment to the allowance for expected credit losses is recognized in the period in which it is determined. Write-offs of accounts receivable, together with associated allowances for expected credit losses, are recognized in the period in which balances are deemed uncollectible. The Company does not have a history of significant write-offs. As of December 31, 2024 and 2023, the total allowance for expected credit losses on the Company’s accounts receivable were Nil and Nil.

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

2. the sale of wine in Hong Kong

An analysis of their revenue is set out below:

	Years ended December 31,
	2024	2023	2022

Sale of caviar products	$4,747,580	$12,483,195	$8,512,929
Sale of wine	-	4,460,092	-

Total	$4,747,580	$16,943,287	$8,512,929

Inventories - The cost of inventories is computed according to the weighted average method. Cost includes the costs of purchases and materials. Inventories are evaluated based on individual inventory items. Reserves are established to reduce the value of inventories to the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. The Company calculates provisions based on the expiry date. Management provides full provision of for those inventories that would expire within 6 months. There can be no assurance that the amount ultimately realized for inventories will not be materially different than that assumed in the calculation of the provisions. There was provision of US$ 1,504,397 recognised for the year ended December 2024 (2023: Nil).

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

The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2024	2023	2022

USD to HK$ Year End	7.8	7.8	7.8
USD to HK$ Average Rate	7.8	7.8	7.8

Pension Obligations - The Company provides for defined contribution plan in accordance with the Mandatory Provident Fund Schemes Ordinance in Hong Kong. A defined contribution plan generally specifies the periodic amount that the employer must contribute to the plan and how that amount will be allocated to the eligible employees who perform services during the same period.

Segment Reporting and Reporting Units - As of December 31, 2024, the Company operated in Hong Kong through its subsidiaries, which primarily engaged in trading of caviars.

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

3.	Accounts receivable, net

	At December 31,
	2024	2023

Accounts receivable from third parties	$1,563,289	$5,972,736
Allowance for expected credit losses	-	-

	$1,563,289	$5,972,736

As of December 31, 2024 and 2023, the Company did not record an allowance for doubtful accounts. The accounts receivable balance primarily consists of amounts due from third-party customers.

The Company reviewed the aging and the past repayment history of the accounts receivable. The Company also review the industrys. No allowance was made as they were not over-due and their payment history was satisfactory. Based on this assessment, management determined that no allowance was necessary as of the reporting dates.

The Company applies the current expected credit loss (CECL) model in accordance with ASC 326.

4.	Inventories

	At December 31,
	2024	2023

Finished products	$1,504,397	$153,209
Impairment loss	(1,504,397)	-

	$-	$153,209

Since the exit of the sales team, the revenue in the latter half of 2024 drop significantly that there was substantially unsold inventory that expired within 6 months from the day of this report. Impairment loss was made accordingly as they were not suitable for sale as a matter of food saftely.

5.	Deposits paid

The deposits mainly related to refundable security deposit to supplier of sturgeon farm and lease agreement of officers and processing factory in Hong Kong. Deposits are to be recovered when the Company terminated the supplier agreement and upon the expiry of the leases respectively.

6.	Property, plant and equipment

	At December 31,
	2024	2023

Equipment	$104,294	$104,294
Leasehold improvement	439,602	439,602

Property, plant and equipment	543,896	543,896
Accumulated depreciation	(471,238)	(409,358)

	$72,658	$134,538

Depreciation included in:

	Years ended December 31,
	2024	2023

Administrative expense	$61,880	$233,659

The Company evaluates the recoverability of long-lived assets in accordance with ASC 360, Property, Plant, and Equipment. Management assesses whether events or changes in circumstances indicate that the carrying amounts of property, plant, and equipment may not be recoverable. No impairment losses were recognized for the years ended December 31, 2024 and 2023.

7.	Prepayments for long term assets

	At December 31,
	2024	2023

Deposits for potential acquisition of sturgeon farms (note a)	$14,482,753	$-
Deposits for potential joint venture project (note b)	794,895	-
Prepaid marketing expense (note c)	611,280	-

	$15,888,928	$-

Note a:	The Company seeks to stabilize the caviar supplies and also diversified the product line. The Company entered into memoranda of understanding with the current sturgeon farm that supplies the Company caviar products and a few other sturgeon farms. The Company paid deposits for entering non-disclosure agreement and operational ,financial and legal due diligence work. The Conpany is in the process of due diligence work and negotiations. Management assesses whether events or changes in circumstances indicate that the carrying amounts of property, plant, and equipment may not be recoverable. No impairment losses were recognized for the years ended December 31, 2024 and 2023.

Note b:	The Company seeks to tapped in the Greater Bay Area of China market and entered into memoranda of understanding with an independent party to explore setting up joint venture wine business in China. The Company is still in the process of identifying appropriate locations and market research.

Note c:	The Company has entered into agreement with an independent party for a two-year marketing campaign to promote the Company’s products and corporate image.

8.	Accrued expenses and other payables

Accrued expenses and other payables mainly represents accrued salaries and other payables for professional fees.

9.	Borrowings

During the year ended December 31, 2023, the Company has established two unsecured, interest-free standby bridging loan facilities. One, obtained from a minority shareholder, has a facility limit of US$1,000,000, of which US$429,065 has been drawn down to date and the other, from an independent third party, is set at US$500,000, of which US$348,828 has been drawn down. Both facilities are due for repayment within one year from the date of the initial drawdown and have been repaid during the year.

10.	Leases

The Company has operating leases for office and warehouse storage. The Company’s leases have remaining lease terms of 1 to 2 years.

As of December 31, 2024, the Company has no additional material operating leases that have not yet commenced.

The following tables provide information about the Company’s operating leases.

	As of December 31,
Right-of-use asset – operating lease	2024	2023

Cost	$-	$147,539
Accumulated amortisation	-	(107,118)

Total lease cost	$-	$40,421

	Years ended December 31,
Other information	2024	2023

New right-of-uses asset – operating lease and lease liabilities recognized	$-	$45,992
Cash paid for amounts included in the measurement of operating lease liabilities	71,538	79,769
Weighted-average remaining lease term - operating leases	-	0.5 years
Weighted-average discount rate - operating leases	-%	5.625%

11.	Income tax

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

	Years ended December 31,
Provision for income tax	2024	2023	2022

Current
Hong Kong	$-	$669,016	$370,419
Over provision in previous years	-	(31,340)	-

	-	637,676	370,419

Deferred
Hong Kong	-	(34,998)	(7,832)
Under provision in previous years	-	4,475	-

	-	(30,523)	(7,832)

Total	$-	$607,153	$362,587

Numerical reconciliation of income tax expenses to prima facie tax payable:

	Years ended December 31,
	2024	2023	2022

(Loss) profit before income tax	$(2,019,515)	$3,045,248	$2,280,358

Tax effect at the Hong Kong profits tax rate of 16.5%	(333,220)	502,466	376,259
Tax effect of preferential tax rate	-	(21,154)	(21,154)
Tax effect of tax loss not recognized	295,091	-	-
Non-deductible expenditure	38,129	153,475	8,251
Over provision in previous years	-	(26,865)	-
Tax effect of tax reduction	-	(769)	(769)

Total	$-	$607,153	362,587

Effective income tax rate (%)

	Years ended December 31,
	2024	2023	2022

Effective income tax rate – Hong Kong	-%	19.94%	15.9%

The components of deferred tax assets and liabilities and their movements were as follows:

	Tax losses	Depreciation allowance	Total

Balance as of January 1, 2023	$-	$(13,725)	$(13,725)

Credited to statement of operations	-	(30,523)	(30,523)

Balance as of December 31, 2023 and 2024	$-	$(44,248)	$(44,248)

As of December 31, 2024, the Company has unrecognized tax loss of USD1,788,429 as sufficient available future profit against which the tax loss could utilized could not be certain (2023: Nil). Other than the tax lossed, there was no material unrecogniszed temporary difference.

There was no unsettled position with the tax authorities.

12.	Commitments and contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable.

In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and through the issuance date of these consolidated financial statements.

13.	Supplemental Cash Flow Information

Payments for interest and income taxes were as follows:

	Years ended December 31,
	2024	2023	2022

Interest	$-	$-	$-
Income taxes	$180,913	$15,825	$-

14.	Related party transactions

During 2024, the Company had following related party transactions:

Name	Amount	Relationship	Note
Chong Kin Chung	140,564	A key management staff of the Company	Advancement of unsecured interest free loan payable, repayable on demand
Wong Kim Kwan Kings	160,089	Director and former controlling shareholder of the Company	Repayment of unsecured interest free loan payable, repayable on demand
Snow Bear Capital Limited	429,065	Shareholder of the Company	Repayment of unsecured interest free loan payable, repayable within one year from drawdown.

During 2023, the Company had following related party transactions:

Name	Amount	Relationship	Note
Chong Kin Fai	63,735	A former director and principal owner of the Company	Repayment of unsecured interest free loan payable, repayable on demand
Wong Kim Kwan Kings	57,690	Director and controlling shareholder of the Company	Repayment of unsecured interest free loan payable, repayable on demand
Snow Bear Capital Limited	429,065	Shareholder of the Company	Proceeds from unsecured interest free loan payable, repayable within one year from drawdown.

During 2022, the Company had following related party transactions:

Name	Amount	Relationship	Note
Beauty & Health International Company Limited (Customer B) (note a)	$1,281,077	A company under common control	Revenue - sale of caviar
Beauty & Health International E-Commerce Limited (Customer C) (note b)	1,063,334	A company under common control	Revenue - sale of caviar
Mother Nature Health (HK) Limited (Customer E) (note b)	797,872	The Company’s former director was also this related company’s former director	Revenue - sale of caviar
Sky Channel Management Limited (note d)	1,418,141	The Company’s principal owner was a former director of this related company	Marketing expense
Chong Kin Fai	(898)	A former director and principal owner of the Company	Proceeds from unsecured interest free loan payable, repayable on demand
Chong Kin Fai	64,101	A former director and principal owner of the Company	Amount receivable for issuance of common stock in Top Wealth International as of December 31, 2022. The amount was paid on May 13, 2023.
Wong Kim Kwan Kings	(467,315)	Director and controlling shareholder of the Company	Proceeds from unsecured interest free loan payable, repayable on demand
Wong Kim Kwan Kings	576,912	Director and controlling shareholder of the Company	Conversion of unsecured interest free loan payable, repayable on demand into common stock in Top Wealth International

As of December 31, 2023, the Company had the following balances due with related parties:

Name	Amount	Relationship	Note
Snow Bear Capital Limited	$429,065	Shareholder of the Company	Unsecured interest free loan payable, repayable within one year from draw down

As of December 31, 2023, the Company had the following balances due with related parties:

Name	Amount	Relationship	Note
Wong Kim Kwan Kings	$160,089	Director and controlling shareholder of the Company	Unsecured interest free loan payable, repayable on demand
Snow Bear Capital Limited	$429,065	Shareholder of the Company	Unsecured interest free loan payable, repayable within one year from draw down

Note:

(a)	The transaction with this related party was ceased after August 31, 2022.

(b)	The transaction with this related party started on September 3, 2022. The controlling shareholder disposed all of his interest in this related party on 28 August 2022. These transactions were not considered as related party transactions in the year ended December 31, 2023

(c)	The transaction with this related party started on January 27, 2022. The former director of the Company resigned on February 10, 2022. These transactions were not considered as related party transactions in the year ended December 31, 2023.

(d)	The transaction with this related party was ceased after December 31, 2022.

15.	Concentration and risks

The Company is not exposed to significant financial risks other than the concentration risk, which is analysed as follows:

Customers

Customers who accounted for 10% or more of the Company’s revenues or with significant outstanding receivables are analysed as follows:

	Revenue for years ended December 31,				Balance as of December 31,
	2024	2023	2022	2024		2023

Customer A	%	57%	25%	37%	-%	8
Customer B		-	-	15	-	-
Customer C		-	-	12	-	-
Customer D		-	-	18	28	-
Customer E		25	35	9	50	40
Customer F		-	16	-	-	9
Customer G		-	8	-	11	14
Customer H		-	5	-	11	13
Customer I		-	8	-	-	16
Customer J		12	-	-	-	-

	%	94%	97%	91%	100%	100

Major suppliers

Suppliers who accounted for 10% or more of the Company’s purchase or with significant outstanding payable are analysed as follows:

	Purchase for years ended December 31,				Balance as of December 31,
	2024	2023	2022	2024		2023

Supplier A	%	100%	64%	90%	-%	-
Supplier B		-	36	10	-	-

	%	100%	100%	100%	-%	-

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

16.	Equity

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

On April 18, 2024, the Company closed its initial public offering (the “IPO”) of 2,000,000 ordinary shares, par value $0.0001 per ordinary share at the price of US$4 each, totally US$8,000,000. All these share rank pari-passu with the existing shares in all respect.

On October 14, 2024, the Company closed its public offering (the “IPO”) of 27,000,000 ordinary shares, par value $0.0001 per ordinary share at the price of US$0.40 each, totally US$10,800,000. All these share rank pari-passu with the existing shares in all respect.

As of the December 31, 2024, 56,000,000.00 ordinary shares were issued and outstanding.

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

17.	Subsequent event

On April 8, 2025, the Company held its Annual General Meeting, during which shareholders approved the adoption of a dual-class share structure comprising Class A and Class B ordinary shares with differing voting rights. The Company also amended and restated its Memorandum and Articles of Association to reflect this change. These changes do not affect the financial position or results of operations as of December 31, 2024.

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that these consolidated financial statements were available to be issued, there was no other subsequent event that required recognition or disclosure.