Form 20-F
period 2025-12-31
Top Wealth Group Holding Ltd
filed 2026-05-15
CIK 1978057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Telephone: +852 36158567

Email:ir@topwealth.cc

Units 714 & 715, Hong Kong Plaza

Connaught Road West
Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.009 per share	TWG	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,427,901 shares of Class A ordinary shares issued and outstanding and 166,667 Class B ordinary shares issued and outstanding as of December 31, 2025.

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

☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“China” or “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan region, Hong Kong, and Macau;

●	“Class A Ordinary Shares” are to the Class A ordinary shares of Top Wealth Group Holding Limited, par value US$0.009 per share;

●	“Class B Ordinary Shares” are to the Class B ordinary shares of Top Wealth Group Holding Limited, par value US$0.009 per share;

●	“HK$” or “Hong Kong dollars” are to the legal currency of Hong Kong;

●	“Hong Kong” is to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Mainland China” or “mainland China” are to the mainland of the People’s Republic of China, excluding Hong Kong and Macau;

●	“Ordinary Shares” are to the Class A and Class B ordinary shares of Top Wealth Group Holding Limited, par value US$0.009 per share;

●	“Operating Subsidiaries” refers to TW HK and Airentity Technology Limited;

●	“PRC government” are to the government and governmental authorities of Mainland China, for the purpose of this annual report only;

●	“SEC” is to the United States Securities and Exchange Commission;

●	“TW BVI” are to Top Wealth (BVI) Holding Limited;

●	“TW Cayman” or the “Company” are to Top Wealth Group Holding Limited, a Cayman Islands exempted company, that is the holding company of our businesses;

●	“TW HK” refers to Top Wealth Group (International) Limited;

●	“US$” or “U.S. dollars” refers to the legal currency of the United States;

●	“Winwin Development (BVI)” refers to Winwin Development Group Limited; and

●	“we,” “us,” “our”, or “the Group”, refers to Top Wealth Group Holding Limited, the Cayman Islands holding company of our businesses, and/or its subsidiaries, as the context requires.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2025, 2024, and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of Hong Kong dollars to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain Hong Kong dollar amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2025	2024	2023
At the end of the year – HK$	HK$7.8 to $1.00	HK$7.8 to $1.00	HK$7.8 to $1.00
Average rate for the year – HK$	HK$7.8 to $1.00	HK$7.8 to $1.00	HK$7.8 to $1.00

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

Risks Related to Doing Business in the Jurisdictions in which We Operate

All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to laws and regulations of the Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Our Operating Subsidiaries are located and operate their business in Hong Kong, a special administrative region of the PRC. Our Operating Subsidiaries do not have operation in Mainland China and are not regulated by any regulator in Mainland China. As a result, the laws and regulations of the Mainland China do not currently have any material impact on our business, financial condition and results of operation. Furthermore, except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of the Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long arm provisions under the current Mainland China laws and regulations, there remain regulatory and legal uncertainty with respect to the implementation of laws and regulations of Mainland China to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the laws of the Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiaries in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

In the event that we or our Hong Kong Operating Subsidiaries were to become subject to laws and regulations of Mainland China, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving Mainland China laws and regulations, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiaries and us, given the substantial operations of our Operating Subsidiaries in Hong Kong and the PRC government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations in the Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties, and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiaries’ operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of Mainland China laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

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

We have no operations in Mainland China. However, our Operating Subsidiaries are located and operate in Hong Kong, a special administrative region of the PRC, there is no guarantee that if certain existing or future PRC laws become applicable to our subsidiaries, it will not have a material adverse impact on our subsidiaries’ business, financial condition and results of operations and/or our ability to offer or continue to offer securities to investors.

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

We may also become subject to the PRC laws and regulations to the extent our subsidiaries commence business and customer facing operations in mainland China as a result of any future acquisition, expansion or organic growth. There is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our operating subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

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

Our Hong Kong subsidiaries were formed under and are governed by the laws of Hong Kong, however, we may be subject to the uncertainties of PRC legal system. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in Hong Kong, our operations may be governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

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

If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the China Securities Regulatory Commission (the “CSRC”), the CAC, or other PRC governmental authorities in connection with future follow-on offerings under PRC laws, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected.

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

As of the date of this Annual Report, we and our subsidiaries do not have any business operation or maintain any office or personnel in mainland China. We and our subsidiaries have not collected, stored, or managed any personal information in mainland China. Based on our inquiry with the China Cybersecurity Review Technology and Certification Center (the “CCRC”) and the assessment conducted by the management, we believe that we and our subsidiaries are not currently required to proactively apply to a cybersecurity review for our future follow-on offerings overseas, on the basis that (i) our subsidiaries are incorporated in Hong Kong, the British Virgin Islands, and other jurisdictions outside of mainland China and operate in Hong Kong without any subsidiary or variable interest entities (“VIE”) structure in mainland China, and we do not maintain any office or personnel in mainland China; (ii) except for the Basic Law, the National Laws do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation, and National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong, and PRC laws and regulations relating to data protection and cyber security have not been listed in Annex III as the date of this Annual Report; (iii) our data processing activities are solely carried out by our overseas entities outside of mainland China for the purpose of offering products or services in Hong Kong and other jurisdictions outside of mainland China; (iv) we and our subsidiaries do not control more than one millions users’ personal information as of the date of this Annual Report; (v) as of the date of this Annual Report, we and our subsidiaries have not received any notice of identifying us as critical information infrastructure from any relevant PRC governmental authorities; (vi) as of the date of this Annual Report, none of us or our subsidiaries have been informed by any PRC governmental authority of any requirement for a cybersecurity review; and (vii) based on our inquiry with the CCRC, the officer who provides cybersecurity review consultation service under CCRC believes that we are currently not required to apply to a cybersecurity review for our public offerings on a foreign stock exchange with the CAC because we neither currently have any operation in mainland China nor control more than one millions users’ personal information as of the date of this Annual Report. Additionally, we believe that we and our subsidiaries are compliant with the regulations and policies that have been issued by the CAC to date and there was no material change to these regulations and policies. However, regulatory requirements on cybersecurity and data security in the mainland China are constantly evolving and can be subject to varying interpretations or significant changes, which may result in uncertainties about the scope of our responsibilities in that regard. We will closely monitor and assess the implementation and enforcement of the Cybersecurity Review Measures. If the Cybersecurity Review Measures mandates clearance of cybersecurity and/or data security regulators and other specific actions to be completed by companies like us, we may face uncertainties as to whether we can meet such requirements timely, or at all.

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

Based on the assessment conducted by the management, we are not subject to the Trial Measures, because we are incorporated in the Cayman Islands and our subsidiaries are incorporated in Hong Kong, the British Virgin Islands and other regions outside of mainland China and operate in Hong Kong without any subsidiary or VIE structure in mainland China, and we do not have any business operations or maintain any office or personnel in mainland China. However, as the Trial Measures and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form”. As of the date of this Annual Report, there was no material change to these regulations and policies. If our future follow-on offerings, and listing were later deemed as “indirect overseas offering and listing by companies in mainland China” under the Trial Measures, we may need to complete the filing procedures for our future follow-on offerings, and listing. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all.

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

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to our Operating Subsidiaries.

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

We established our caviar business in Hong Kong in August 2021 and have subsequently experienced rapid growth. We also began to seek opportunities in wine trading along with our caviar business as both products enjoy the similar distributors looking for premium luxurious products that are not readily available in major selling platforms.

We expect we will continue to expand as global market presence, broaden our product portfolio, enlarge our customer bases and explore new market opportunities. However, due to our limited operating history, our historical growth rate may not be indicative of our future performance. Our future performance may be more susceptible to certain risks than a company with a longer operating history in a different industry. Many of the factors discussed below could adversely affect our business and prospects and future performance, including:

●	our ability to maintain, expand and further develop our relationships with customers;

●	our ability to introduce and manage new caviar and wine products in response to changes in customer demographics and consumer tastes and preferences;

●	the continued growth and development of the caviar and wine industry;

●	our ability to maintain the quality of our caviar products and ability to source appropriate premium wine products;

●	our ability to effectively manage our growth;

●	our ability to compete effectively with our competitors in the caviar and wine industry; and

●	our ability to attract and retain qualified and skilled employees.

You should consider our business and prospects in light of the risks and uncertainties we face as a fast growing company operating in a rapidly developing and evolving market. We may not be successful in addressing the risks and uncertainties listed above, among others, which may materially and adversely affect our business and prospects and future performance.

Beginning in 2025, we have begun to diverse our source of caviar and wine from different suppliers. However, the source of caviar maintains to be from China as it produces over 70% of world’s caviar. Our wine sourcing is more concentrated from France which responded to our customers demand we learnt from these years of operation. Adverse weather conditions, natural disasters, disease, pests and other natural conditions, or shutdown, interruption, and damage to the PRC sturgeon farm, or lack of availability of power, fuel, oxygen, eggs, water, or other key components needed for the operations of the PRC sturgeon farm, could result a loss of a material percentage of our caviar raw product supply and a material adverse effect on our operations, business results, reputation, and the value of our brans.

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

Our direct purchases from non-Hong Kong suppliers represented substantially all of our raw material purchases in the fiscal years 2024, 2023, and 2022, and we expect we will continue to do so. Furthermore, although substantially all of our distributors are in Hong Kong, from our understanding, significant portion of our product are sold overseas by our distributors. We may also in the future enter into agreements with distributors in foreign countries to sell our products. All of these activities are subject to the uncertainties associated with international sales and distribution, including:

●	difficulties with foreign and geographically dispersed operations;

●	having to comply with various Hong Kong and international laws;

●	changes and uncertainties relating to foreign rules and regulations;

●	tariffs, export or import restrictions, restrictions on remittances abroad, imposition of duties or taxes that limit our ability to import necessary materials;

●	limitations on our ability to enter into cost-effective arrangements with distributors overseas, or at all;

●	fluctuations in foreign currency exchange rates;

●	imposition of limitations on production, sale, or export in foreign countries, including due to epidemics, pandemics, outbreaks and quarantines;

●	imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign processors or joint ventures;

●	economic, political, environmental, health-related or social instability in foreign countries and regions;

●	an inability, or reduced ability, to protect our intellectual property;

●	availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us;

●	difficulties in recruiting and retaining personnel, and managing international operations;

●	difficulties in enforcing contracts and legal decisions; and

●	less developed infrastructure.

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

Our major customers accounted for a significant portion of our total revenue for the year ended December 31, 2025 and 2024, respectively.

We derive a substantial portion of our revenue from wine, caviar and health products trading in 2025 from a limited number of major customers, all of which are our distributors. For the year ended December 31, 2025, there were five customers each generating over 10% of our total revenue for the period, and they in aggregate accounted for approximately 100% of our sales volume. For the year ended December 31, 2024, there were 3 customers each generated over 10% of our total revenue for the year, and they in aggregate accounted for approximately 94.2% of our total revenue for the year.

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

We may not be able to successfully manage our distributors. If the sales volume of our wine and caviar products to consumers are not maintained at a satisfactory level, our distributors may not place or lower their purchase orders placed with us. For international markets, we depend exclusively on third-parties distributor to reach the end-customers. Our success in these markets depends almost entirely upon the efforts of our distributors and logistics and fulfillment partners, over whom we have little or no control. If a distributor or logistics or fulfillment partner, fails to fulfill its contracted services, for any reason, we could lose sales and our ability to compete in that market may be adversely affected. The occurrence of any of these factors could result in a significant decrease in the sales volume of our products and therefore adversely affect our financial conditions and results of operations.

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

Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our distributor or our other customers, depending on the circumstances, to recall or withdraw products, suspend production of our products, or cease operations. in accordance with the laws and regulations in the jurisdictions in which we operate our business or distribute our products. Food recalls could result in significant losses due to their associated costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors or customers and a potential negative impact on our ability to attract new customers and maintain our current customer base due to negative consumer experiences or because of an adverse impact on our brand and reputation. In addition, as a wine and caviar supplier, our product may be subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. Food business operators like us, or our distributors, must at all stages of production, sales and distribution within the businesses under their control ensure that foods satisfy the requirements of food related laws and regulations, in particular as to food safety. If we or our distributors do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, financial condition and results of operations.

Even if a situation does not necessitate a recall or market withdrawal, product liability claims might be asserted against us. While we are subject to governmental inspection and regulations and believe our facilities and those of our suppliers, supply-chain management company, logistic service providers, and the distributors will comply in all material respects with all applicable laws and regulations, there can be no assurance that our wine and caviar supplier, logistic service provider, and distributors will always be able to adopt appropriate quality control systems and meet our quality control requirements in respect of the products or services they provide. Any failure of our wine and caviar supplier, logistic service provider, or distributor to provide satisfactory products or services could harm our reputation and adversely impact our operations. If the consumption of any of our products causes, or is alleged to have caused, a health-related illness or death to a consumer, we may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or physical harm could cause consumers to lose confidence in the safety and quality of our products.

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

Our success is, and will continue to be, dependent on our ability to select, source and sell quality wine and caviar products. However, there is no assurance that we will always succeed in selecting and sourcing quality wine and caviar supplies that cater to the preferences and needs of consumers or achieve anticipated sales at competitive prices.

As our wine and caviar products are served at places such as menu-driven high-end restaurants, fine dining establishments, private clubs, hotels, caterers and specialty food stores, our business is significant exposed to the volatility of the general economic conditions and reductions in disposable income levels and discretionary consumer spending. Consumers’ willingness to purchase our wine and caviar products may fluctuate as a result of changes in national, regional or global economic conditions, disposable income, discretionary spending, lifestyle choices, public perception of wine and caviar, publicity of our wine and caviar products or our competitors. Future economic conditions such as employment levels, business conditions, housing, interest rates, inflation rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. The demand for our wine and caviar products may be adversely affected from time to time by economic downturns.

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

The industry we operate in is competitive with respect to, among other things, brand recognition, consistent quality, services and prices. Our competitors include a variety of regional, national and international wine and caviar suppliers. Furthermore, new competitors may emerge from time to time, which may further intensify the competition. Increased competition may reduce our margins and market share and impact brand recognition, or result in significant losses. When we set prices, we have to consider how competitors have set prices for the same or similar products. When they cut prices or offer additional benefits to compete with us, we may have to lower our own prices or offer additional benefits or risk losing market share, either of which could harm our financial conditions and results of operations.

Some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more comprehensive distribution network, better access to consumers, higher penetration in certain regions or greater financial, technical or marketing resources than we do. In addition, some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to secure more wine and caviar supplies or to their digitalized supply chain management system. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial conditions and results of operations.

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

We believe that the market recognition of our trademarks and brand names among our customers have contributed significantly to the growth and success of our business. Therefore, maintaining and enhancing the recognition and image of our brands is critical to our ability to differentiate our wine and caviar products and to compete effectively. Nevertheless, whether we are able to maintain and enhance the recognition and image of our brands is subject to our ability in:

●	maintaining the popularity, attractiveness, diversity and quality of our wine and caviar products;

●	maintaining or improving customers’ satisfaction with the quality of our wine and caviar products;

●	offering and maintaining a wide selection of high-quality wine and caviar products;

●	increasing brand awareness through marketing and brand promotion activities; and

●	preserving our reputation and goodwill in the event of any negative publicity, internet and data security, product quality, price authenticity, or other issues affecting us or the wine and caviar industry.

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

Historically and as of the date of annual report, we have engaged a reputable Hong Kong-based supply chain management company (“Supply Chain Company”) as the principal transportation provider for the delivery of finished products to our distributors and the shipment of wine and caviar to our food processing factory through cold-chain. Our utilization of the third-party supply chain and transportation services is subject to risks, including the effects of health epidemics or pandemics or other contagious outbreaks, any shortage of drivers and workers, increases in fuel prices, which would increase our shipping costs, employee strikes, labor shortages, failure to meet customer standards, and severe weather conditions and natural disasters such as fires, floods, typhoon, storms, or earthquakes. These risks may impact the ability of our Supply Chain Company or other supply chain and transportation services providers to provide logistics and transportation services that adequately meet our shipping needs. If our Supply Chain company or other supply chain and transportation services providers were to fail to deliver raw materials to us in a timely manner, or fail to deliver our products to our customers in a timely manner, we might be unable to meet customer and consumer demands for our products.

Furthermore, notwithstanding we have implemented comprehensive set of operation manual and technical protocols with respect to temperature, hygiene and physical conditions for wine and caviar in transit, we cannot assure you that our Supply Chain Company or any other supply chain management company we may engage would follow strictly, and the services provided by the supply chain management company may be interrupted, suspended or cancelled due to unforeseen events, which could cause the rotting of our wine and caviar products and increase our loss rate.

Although we do not rely on our Supply Chain Company for transportation services, and our Supply Chain Company’s transportation and supply chain services is provided on an as-needed basis, Our Supply Chain Company has been historically and currently responsible for a significant portion of our shipping needs. Any disruption in our relationship with our Supply Chain Company or the ability of our Supply Chain Company to fulfill its services could affect our business. We may change to other third-party transportation providers at any time, but we could incur costs and expend resources in connection with such change, and we may not be able to obtain terms as favorable as those we receive from our Supply Chain Company, which in turn would increase our costs and adversely affect our business. Any failure of our Supply Chain Company or other third-party transportation provider to deliver raw materials or finished products in a timely manner could harm our reputation, negatively impact our customer relationships, and have a material adverse effect on our financial condition or results of operations.

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

Our wine and caviar products are processed in our single food processing facility and any damage to or disruption at this facility would materially and adversely affect its business, financial condition and results of operations.

We process substantially all of our products at a single food processing factory leased from and operated by , our Supply Chain Company we have engaged since 2021. Any facility disruption, equipment failures, natural disaster, fire, power interruption, pandemic, work stoppage, regulatory or food safety issue or other problem at this facility would significantly disrupt our ability to process and deliver our products and operate its business. The facility and equipment is costly and may require substantial time to replace or repair if necessary. During such time, we may not be able to find suitable factory to replace the output from our facility on a timely basis or at a reasonable cost, if at all. We may also experience facility shutdowns or periods of reduced production because of regulatory issues, equipment failure or delays in deliveries. Any such disruption or unanticipated event may cause significant interruptions or delays in our business. Any disruption in the operation of our facility, or damage to a material amount of our equipment or inventory, would materially and adversely affect our business, financial condition and results of operations.

We do not own any real properties. The lease agreement for our food processing factory has a term of 18 months and may be renewed upon mutual agreement. There is no assurance that such tenancy agreement will not be terminated or will be renewed on commercially favorable terms. In the event that the tenancy agreement is terminated or not renewed, our business and operation may be interrupted and adversely affected as we will have to relocate our food processing factory to other premises. In the event that we fail to relocate our food processing factory to suitable alternative premises in a timely manner or at all, our business operations, financial position, results of operations and reputation would be adversely affected. Even if we are able to relocate our food processing factory to an alternative premises, such relocation will incur relocation costs, which may be substantial and in turn adversely affect our financial conditions. Besides, in the event that our rental expenses for the food processing factory increase, our operating expenses will increase which will in turn materially and adversely affect our business, results of operations and prospects.

We currently rely on third-party supply chain management company to operate the food processing factory and provision of labor for product packaging. Any failure to adequately store, maintain and deliver our products could materially adversely affect our business, reputation, financial condition, and operating results.

Our ability to adequately process, store, maintain, and deliver our wine and caviar products is critical to our business. We contract with third-party supply chain management company, to operate of our food processing factory and to provide labor for packaging and delivery services for our products. As of the date of this Annual Report, we have contracted our Supply Chain Company to operate the aforesaid activities on our behalf. In order to maintain the quality, safety and freshness of our wine and caviar products, the food processing factory is equipped with temperature control system that mandates a prescribed temperature range. Any unexpected and adverse changes in the optimal storage conditions of our food processing factory may expedite the deterioration of such products and in turn heighten the risk of inventory obsolescence or exposure to litigation matters. Any failure by our Supply Chain Company or the third-party supply chain management business partner to adequately store, maintain, or transport our products could negatively impact the safety, quality and merchantability of our products and the experience of our customers. The occurrence of any of these risks could materially adversely affect our business, reputation, financial condition, and operating results. In the event of extended power outages, labor disruptions, natural disasters or other catastrophic occurrences, failures of the temperature control system systems in the food processing factory, warehouses or delivery vehicles, or other circumstances, our inability to store inventory at the controlled temperatures could result in significant product inventory losses, as well as increased risk of food-borne illnesses and other food safety incidents.

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

There is no assurance that the quality of works provided by the processing labor from the supply chain management company can fulfil the requirements of us or our customers. We may not be able to monitor the performance of the processing staff supplied by the supply chain management company as directly and efficiently as with our own labor, thereby exposing us to the risks associated with non-performance, late performance or sub-standard performance of the processing staff. Since we remain accountable to our customers for the performance of the processing staff, we may incur additional costs or be subject to liability under the relevant contracts between us and our customers for the processing staff’s unsatisfactory performance, thereby resulting in material adverse impacts on our reputation, business operation and financial position.

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

We have leased a food processing factory located in Tsuen Wan, Hong Kong from the supply chain management company for carrying out the packaging and labelling of our wine and caviar products. The food processing factory has obtained a full food factory license from the Food and Environmental Hygiene Department of Hong Kong which is essential for food business involving the preparation of food for sale for human consumption off the premises. In compliance with the FBR, we rely on the landlord of our food processing factory premises to apply for, maintain and renew the food factory license from the FEHD for the operation of our food processing factory premises. There is no assurance that our food processing factory premises will obtain the required food factory license. If we or the landlord fails to comply with the applicable requirements or any required conditions, the food factory license may be suspended, cancelled or denied renewal upon its expiry, which could result in disruption to our ongoing business and thereby materially and adversely affect our business, financial position, results of operations and prospects. We may also be liable to fines and/or other legal consequences for failure to obtain the necessary approvals, licenses and permits, which may materially and adversely affect our business and results of operations.

Failure to manage our inventory effectively could increase our loss rate, lower our profit margins, or cause us to lose sales, either of which could have a material adverse effect on our business, financial conditions and results of operations.

Managing our inventory effectively is critical to the success of our business. Since wine and caviar is perishable in nature, if we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. Moreover, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. These factors may materially and adversely affect our results of operations and financial conditions. Further, we are exposed to inventory risks as a result of a variety of factors beyond our control, including changes in consumer preferences or economic conditions, uncertainty of market acceptance of new wine and caviar products, etc. We cannot assure you that there will not be under-stocking or over-stocking of inventory.

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

We have experienced significant growth in our revenue and gross profit in the past years. We cannot assure you that we will be able to maintain our revenue growth or gross profit margins at historical levels, or at all. Moreover, our operating results may fluctuate significantly as a result of numerous factors, many of which are outside of our control. These factors include, among others:

●	our ability to maintain and further promote our operating subsidiary as a world-renowned supplier of wine and caviar products;

●	our ability to attract new customers, maintain existing customers and expand our market share;

●	the success of our marketing and brand building efforts;

●	the timing and market acceptance of new products introduced by us or our competitors;

●	our ability to broaden our product portfolio at a reasonable cost and in a timely manner;

●	fluctuations in demand for our products as a result of changes in pricing policies by us or our competitors;

●	our ability to develop new products in response to changes in customer demographics and consumer tastes and preferences; and

●	changes in global economic conditions.

Any negative publicity regarding our Company, management team, employees or products, regardless of its veracity, could adversely affect our business.

As a fast-growing supplier of luxury wine and caviar products, our image is highly relevant to the public’s perception of us as a business in entirety, which includes not only the quality, safety and competitiveness of our products, but also our corporate management and culture. We cannot guarantee that no one will, intentionally or incidentally, distribute information about us, especially regarding the quality and safety of our products or our internal management matters, which may result in negative perception of us by the public. Any negative publicity about us, management team, employees or products, regardless of veracity, could lead to potential loss of consumer confidence or difficulty in retaining or recruiting talent that is essential to our business operations. As a result, our business, financial conditions, results of operations, reputation and prospects may be materially and adversely affected.

We may incur higher costs in connection with our branding and marketing efforts, and some marketing campaigns may not be effective in attracting or retaining consumers.

We are dedicated to enhancing our brand awareness. As part of our sales and marketing efforts, we have proactively participated in food expo and set up pop-up stores across the world. We have also collaborated with famous food bloggers and used different online platforms and media coverage to promote and strengthen the publicity of our products. We regularly invite chefs of notable hotels and restaurants to our tasting events. However, we cannot guarantee that our marketing efforts will be well received by customers and result in higher sales. In addition, marketing trends and approaches in the wine and caviar market are evolving, which requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences. Failure to refine our marketing approaches or to adopt new, more cost-effective marketing techniques could negatively affect our business, growth prospects and results of operations.

We have limited insurance to cover our potential losses and claims.

We purchase and maintain insurance policies that we believe are customary with the standard commercial practice in our industry and as required under the relevant laws and regulations. However, we cannot guarantee that our insurance policies will provide adequate coverage for all the risks in connection with our business operations. Consistent with customary practice in the wine and caviar industry, we do not carry any business interruption, product liability, or litigation insurance. If we were to incur substantial losses and liabilities that are not covered by our insurance policies, we could suffer significant costs and diversion of our resources, which could have a material and adverse effect on our financial conditions and results of operations. We may be required to bear our losses to the extent that our insurance coverage is insufficient.

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

As the wine and caviar products we sell are for human consumption, there is an inherent health risk which may result from tampering by unauthorized third parties, or product contamination or degeneration, including the presence of foreign contaminants, chemicals, substances or other agents or residues during the various stages of farming, processing and transportation.

Litigation and complaints from consumers or government authorities concerning product quality, health or other issues may affect our industry as a whole and may cause consumers to avoid consuming the wine and caviar products that we sell. Any litigation or adverse publicity surrounding any of these allegations may negatively affect our businesses, regardless of whether the allegations are true, thereby discouraging consumers from buying our products. We may also become party to various other lawsuits, claims, and other legal proceedings arising in the normal course of business, which may include lawsuits, claims, or other legal proceedings relating to the marketing and labeling of products or brand, intellectual property, contracts, product recalls or withdrawals, employment matters, environmental matters, or other aspects of our business. Even when lawsuits, claims, and other legal proceedings are not merited, the defense of lawsuits and claims divert the attention of management and other personnel and may result in adverse publicity about our products and brand, and we may incur significant expenses in defending these lawsuits and claims. In connection with claims, litigation or other legal proceedings, we may be required to pay damage awards or settlements or become subject to injunctions or other equitable remedies, which could have a material adverse effect on our financial position, cash flows, or results of operations. Certain claims may not be covered by insurance or certain covered claims may exceed applicable coverage limits, or one or more of our insurance carriers could become insolvent. The outcome of litigation is often difficult to predict and the outcome of pending or future litigation may have a material adverse effect on our financial position, cash flows, or results of operations. Adverse publicity about regulatory or legal action against us or adverse publicity about our products (including the resources needed to produce them) could damage our reputation and brand image, undermine consumer confidence, and reduce demand for our products, even if the regulatory or legal action is unfounded or not material to our operations or even if the adverse publicity regarding our products is unfounded.

Moreover, unfavorable studies or media reports (including those regarding the health impact of wine and caviar) may have a negative impact on the public perception of wine and caviar, whether or not the claims are accurate. We cannot guarantee that our products will not cause any health-related illnesses or injury in the future, or that we will not be subject to claims or litigation relating to such matters. If any of the above were to occur, our sales could be negatively impacted, which could have a material and adverse effect on our business, financial conditions, results of operation and prospects.

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

Our growth is based on assumptions of future events which include (a) the continuous growth in the wine and caviar industry; (b) our ability in further expanding our global market presence; (c) our ability in strengthening our sales and marketing activities; (d) expansion in our sources of wine and caviar as well as product portfolio; and (e) expansion in our customer base. Furthermore, our future business plans may be hindered by other factors that are beyond our control, such as competition within the wine and caviar industry and market conditions. Therefore, there is no assurance that any of our future business plans will materialize within the planned timeframe, or that our objectives will be fully or partially accomplished.

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

Our business is subject to the general and social conditions in Hong Kong, the PRC and other jurisdictions in or to which our wine and caviar products are grown, produced, distributed or consumed. Natural disasters, epidemics, acts of God and other disasters that are beyond our control could adversely affect the economy, infrastructure and livelihood of the people of such jurisdictions. Our business, results of operations and financial conditions could be adversely affected if these natural disasters occur. Moreover, political unrest, wars and terrorist attacks may cause damage or disruption to us, our employees, suppliers or customers, any of which could adversely affect our business, results of operations, financial conditions or share price. Potential war or threat of terrorist attacks may also cause uncertainty and cause our business to suffer in ways that we cannot currently predict. We cannot control the occurrence of these catastrophic events and our business operations will at the times be subject to the risks of these uncertainties.

Any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases, may materially and adversely affect our business, financial conditions and results of operations.

Any future occurrence of force majeure events, natural disasters or outbreaks of epidemics and contagious diseases, including avian influenza, severe acute respiratory syndrome, H1N1 influenza and Ebola virus in Hong Kong, the PRC and other jurisdictions in or to which our wine and caviar products are grown, produced, distributed or consumed may materially and adversely affect our business, financial conditions and results of operations. An outbreak of an epidemic or contagious disease or other adverse public health developments in the world could result in a widespread health crisis and restrict the level of business activities in affected areas, which may, in turn, materially and adversely affect our business.

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

We sourced substantial portion of our wine and caviar from the PRC, hence a substantial portion of our purchases were denominated in RMB. Meanwhile, the sales to our customers were billed and settled in HKD. Therefore, we are exposed to foreign exchange risks. The value of HKD against RMB and other currencies may fluctuate and is affected by, among other factors, the policies of the PRC government and changes in the PRC’s and international political and economic conditions. As we did not enter into any formal hedging policy, foreign currency exchange contracts or derivative transactions, we are exposed to foreign currency fluctuations. Any appreciation or depreciation of RMB relative to HKD would affect our financial results.

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

As a company with less than US$1.235 billion in revenue for the fiscal year of 2025, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Risks Related to our Class A Ordinary Shares

Short selling may drive down the market price of our Class A Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we would have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

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

Through Winwin Development Group Limited, Mr. Kim Kwan Kings, WONG owned approximately 40.07 of our issued and outstanding Class A Ordinary Shares and 100% of our issued and outstanding Class B Ordinary Shares, representing 89.76% voting rights as of the date of this annual report. See “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership” for details on ordinary shares beneficially owned by Mr. Kim Kwan Kings, WONG. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their Class A Ordinary Shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

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

We are, and will continue to be, a “controlled company” as defined under corporate governance rules of Nasdaq Stock Market, because Mr. Kim Kwan Kings, WONG, our CEO and Chairman of the Board, beneficially owned approximately 40.07 of our issued and outstanding Class A Ordinary Shares and 100% of our issued and outstanding Class B Ordinary Shares, representing 89.76% voting rights as of the date of this annual report. For further information, see “Item 7. Major Shareholders and Related Party Transactions – 7.A. Major Shareholders.”

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

As of the date of this annual report, Mr. Kim Kwan Kings, WONG, our CEO and Chairman, beneficially owned approximately 40.07 of our issued and outstanding Class A Ordinary Shares and 100% of our issued and outstanding Class B Ordinary Shares, representing 89.76% voting rights as of the date of this annual report. Kim Kwan Kings, WONG has substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As a controlling shareholder, Kim Kwan Kings, WONG may take actions that are not in the best interests of our other shareholders. These actions may be taken in many cases even if they are opposed by our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your securities as part of a sale of our Company.

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

We have engaged CHI-LLTC as our current auditor. CHI-LLTC is headquartered in Malaysia and registered with the PCAOB. CHI-LLTC is subject to the laws in the United States, which enable the PCAOB to conduct regular inspections to assess the firm’s compliance with the relevant professional standards. Our previous auditor, Audit Alliance LLP, is a firm headquartered in Singapore and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. As of the date of this annual report, our current and previous auditors are not subject to the PCAOB determinations.

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

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	political, social and economic conditions in Mainland China and Hong Kong;

●	variations in our revenue, profit, and cash flow;

●	the operating and stock price performance of other companies, other industries and other events or factors beyond our control;

●	fluctuations of exchange rates among HKD, RMB, and USD;

●	general market conditions or other developments affecting us or the wine and caviar industry in which we operate;

●	actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

●	changes in financial estimates or recommendations by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholders, other beneficial owners, our business partners, or our industry;

●	announcements by us or our competitors of new product offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, Directors, or Controlling Shareholders;

●	developments in information technology and our capability to catch up with the technology innovations in the industry;

●	the realization of any of the other risk factors presented in this annual report;

●	changes in investors’ perception of our Company and the investment environment generally;

●	the liquidity of the market for our Class A Ordinary Shares;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

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

On June 10, 2025, our Company received a letter from Nasdaq, indicating that our Company is granted an additional 180 calendar days, until December 8, 2025, to regain compliance with the minimum bid price requirement of $1 per share, as stipulated by Nasdaq Listing Rule 5550(a)(2). If compliance cannot be demonstrated by December 8, 2025, Nasdaq staff will provide written notification that our Company’s securities will be delisted. At that time, our Company may appeal Nasdaq staff’s determination to a Hearings Panel.

On July 17, 2025, our Company issued a press release announcing the approval of a proposed 1-for-90 share consolidation of our Company’s Class A Ordinary Shares and Class B Ordinary Shares, each with a par value of $0.0001 (the “Share Consolidation”). The Share Consolidation was approved by our Company’s board of directors on June 11, 2025 and by its shareholders at the 2025 Annual General Meeting held on April 8, 2025. At the opening of trading on July 21, 2025, being the market effective date, the Class A Ordinary Shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “TWG” but under a new CUSIP number G8945S110. The objective of the Share Consolidation was to enable our Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain our listing on the Nasdaq Capital Market.

Upon effectiveness of the Share Consolidation, every 90 issued and outstanding Ordinary Shares of a par value of $0.0001 each were automatically consolidated into one issued and outstanding Ordinary Share of a par value of $0.009 each. No fractional shares were issued in connection with the Share Consolidation; any fractional shares that would have resulted were rounded up to the next whole number. The Share Consolidation was effected equally for all shareholders and did not alter any shareholder’s percentage ownership interest in the Company’s outstanding Ordinary Shares, except for adjustments resulting from the treatment of fractional shares.

While we are currently able to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain our listing on the Nasdaq Capital Market, sales of substantial amounts of our Class A Ordinary Shares in the public market in our future offerings, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Class A Ordinary Shares sold in our future offerings may be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. Any potential decline in the market price of our Class A Ordinary Shares after this offering may affect our ability to maintain compliance with the listing rules relating to minimum bid price and market value of our listed securities.

In addition, we are aware that on September 3, 2025, Nasdaq proposed to introduce an accelerated process for suspending and delisting companies with a listings deficiency that also have a market value listed securities below $5.0 million. Nasdaq proposes further enhancing investor protections by providing for suspension from Nasdaq trading and immediate delisting (rather than providing a compliance period) of any company that becomes non-compliant with a numeric listing requirement, including the bid price, market value of public float, equity, income and total assets/revenue requirements, and that has a market value of listed securities of less than $5 million. To effect this change, Nasdaq proposes to modify Listing Rule 5810(c)(1) to add an additional type of a deficiency that results in immediate delisting and suspension from trading of the company’s securities. Specifically, Listing Rule 5810(c)(1) will provide that staff's delisting notice will inform the company that its securities are immediately subject to suspension and delisting when a company is non-compliant with one or more of the listing requirements contained in Rule 5450 or Rule 5550 and the company’s Market Value of Listed Securities has failed to maintain a value of at least $5 million for a period of 10 consecutive business days. Listing Rule 5810(c)(2)(A)(i) currently identifies all quantitative deficiencies from standards that do not provide a compliance period as deficiencies for which a company may submit a plan of compliance for staff review. Nasdaq proposes to modify Listing Rule 5810(c)(2)(A)(i) to provide that the company may not submit such a plan when the company’s Market Value of Listed Securities had been less than $5 million for a period of 10 consecutive business days. Further, Listing Rule 5810(c)(3) currently identifies deficiencies for which the rules provide a specified cure or compliance period. Nasdaq proposes to modify Listing Rule 5810(c)(3) to provide that a company will not be entitled to such cure or compliance period if the company’s Market Value of Listed Securities has failed to maintain a value of at least $5 million for a period of 10 consecutive business days. Finally, Nasdaq proposes to modify Listing Rule 5810(c)(1) to provide that staff's delisting notice in these circumstances will inform the company that its securities are immediately subject to suspension from trading on Nasdaq. Nasdaq believes that it is not appropriate for such a company to continue trading on Nasdaq during the pendency of the Hearings Panel review process. Instead, Nasdaq proposes to amend Rule 5815 to remove the stay provision in these situations so that the company’s securities will be suspended from trading on Nasdaq during the pendency of the Hearings Panel’s review.

The proposed accelerated process for suspending and delisting companies with a listings deficiency that also have a market value listed securities below $5.0 million, if implemented, may put immense pressure on our Company to regain compliance should the market value of our listed securities fall below $5.0 million as we may be exposed to the risk of losing our listing status quickly. We may have to monitor the market value of our listed securities closely and take actions timely, such as issuing additional securities and raising additional capital to regain and/or maintain compliance. Any such risk of losing our listing status quickly may harm investors’ confidence, our liquidity and limit our access to additional funding.

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

Item 4. Information on the Company

4.A. History and Development of the Company

Top Wealth Group Holding Limited was incorporated as a limited liability company on February 1, 2023 under law of the Cayman Islands. It is a holding company and is not actively engaged in any business. Under its memorandum of association at incorporation, the authorized share capital of Top Wealth Group Holding Limited was US$50,000 divided into 500,000,000 ordinary shares, par value US$0.0001 per share.

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

On October 12, 2023, in contemplation of the Company’s initial public offering, Top Wealth Group Holding Limited further issued 26,999,250 ordinary shares in aggregate to its shareholders at par value, on a pro rata basis proportional to the shareholders’ existing equity interests (collectively refers as the “Pro Rata Share Issuance”), which has been treated as a share split. After the Pro Rata Share Issuance, 27,000,000 ordinary shares are issued and outstanding. The following table sets forth the breakdown of the Pro Rata Share Issuance to each shareholder:

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

Best Efforts Offerings

On October 14, 2024, the Company closed a best efforts offering which the Company agreed to issue and sell a total of 27,000,000 ordinary shares of par value $0.0001 per share, at the price of $0.40 per Ordinary Share, to several investors, and entered several securities purchase agreements with the purchasers. The securities purchase agreements contain customary representations and warranties and agreements of the Company and the purchasers and customary indemnification rights and obligations of the parties. The gross proceeds received from the offering totaled US$10.8 million. The ordinary shares were offered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-282302) originally filed with the SEC on September 24, 2024. The Form F-1 for the offering was declared effective on September 30, 2024. The final prospectus is filed on October 15, 2024. AC Sunshine Securities LLC acted as the exclusive placement agent in the offering pursuant to a placement agency agreement dated October 10, 2024, by and between the Company and AC Sunshine Securities LLC.

On December 10, 2025, the Company closed a best-efforts offering which our Company issued and sold a total of 720,000 units, consisting of one Class A Ordinary Share, par value $0.009 per share, one Series A Class A Warrant and one Series B Class A Warrant at the price of $7.00 per unit, to several investors, and entered several securities purchase agreements with the purchasers. The securities purchase agreements contain customary representations and warranties and agreements of our Company and the purchasers and customary indemnification rights and obligations of the parties. The gross proceeds received from the offering totaled $5.04 million. The units were offered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-290351) originally filed with the SEC on September 18, 2025. The Form F-1 for the offering was declared effective on December 8, 2025. The final prospectus was filed on December 10, 2025. Univest Securities LLC acted as the exclusive placement agent in the offering pursuant to a placement agency agreement dated December 9, 2025, by and between the Company and Univest Securities LLC.

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

On June 10, 2025, our Company received a letter from Nasdaq, indicating that our Company is granted an additional 180 calendar days, until December 8, 2025, to regain compliance with the minimum bid price requirement of $1 per share, as stipulated by Nasdaq Listing Rule 5550(a)(2). If compliance cannot be demonstrated by December 8, 2025, Nasdaq staff will provide written notification that our Company’s securities will be delisted. At that time, our Company may appeal Nasdaq staff’s determination to a Hearings Panel.

On July 17, 2025, our Company issued a press release announcing the approval of a proposed 1-for-90 share consolidation of our Company’s Class A Ordinary Shares and Class B Ordinary Shares, each with a par value of $0.0001 (the “Share Consolidation”). The Share Consolidation was approved by our Company’s board of directors on June 11, 2025 and by its shareholders at the 2025 Annual General Meeting held on April 8, 2025. At the opening of trading on July 21, 2025, being the market effective date, the Class A Ordinary Shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “TWG” but under a new CUSIP number G8945S110. The objective of the Share Consolidation was to enable our Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain our listing on the Nasdaq Capital Market.

Upon effectiveness of the Share Consolidation, every 90 issued and outstanding Ordinary Shares of a par value of $0.0001 each were automatically consolidated into one issued and outstanding Ordinary Share of a par value of $0.009 each. No fractional shares were issued in connection with the Share Consolidation; any fractional shares that would have resulted were rounded up to the next whole number. The Share Consolidation was effected equally for all shareholders and did not alter any shareholder’s percentage ownership interest in the Company’s outstanding Ordinary Shares, except for adjustments resulting from the treatment of fractional shares.

Departure of Directors or Certain Officers and Appointment of Certain Directors and Officers

Hung, CHEUNG

Effective on April 1, 2025, Hung, CHEUNG resigned as a Director of the Company.

Kwok Kuen, YUEN

Effective on January 15, 2025, Kwok Kuen, YUEN (“Mr. Yuen”) resigned as the Chief Financial Officer of the Company.

Kong Wai, WONG

On January 15, 2025, the board of directors of the Company approved the appointment of Kong Wai, WONG (“Mr. Wong”) as the Chief Financial Officer the Company, effective immediately, to fill the vacancy of Mr. Yuen. In connection with Mr. Wong’s appointment as the Chief Financial Officer of the Company, the Company and Mr. Wong entered into an agreement and agreed to receive annual compensation of HK$ 420,000 (approximately US$ 53,950).

Wai Chun, CHIK

Effective on December 31, 2025, Ms. Wai Chun CHIK (“Ms. Chik”) resigned as an independent director, chairwoman of the Compensation Committee, member of the Audit Committee and member of the Nominating Committee of the Company.

Yuen Cheong Carp, LEE

Effective on December 31, 2025, the board of directors of the Company approved the appointment of Mr. Yuen Cheong Carp, LEE (“Mr. Lee”) as an independent director, chairman of the Compensation Committee, member of the Audit Committee and member of the Nominating Committee of the Company, to fill the vacancy of Ms. Chik.

Effective on February 23, 2026, Mr. Lee ceased to hold the above positions and was redesignated as an executive Director of the Company.

Sze Man, CHEUNG

Effective on February 23, 2026, the board of directors of the Company approved the appointment of Ms. Sze Man, CHEUNG as an independent director, chairwoman of the Compensation Committee, member of the Audit Committee and member of the Nominating Committee of the Company, to fill the vacancy of Mr. Lee.

Corporate Structure

The following diagram illustrates the corporate structure of Top Wealth Group Holding Limited and its subsidiaries as of the date of this annual report:

Holding Company Structure

TW Cayman is a holding company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations primarily in Hong Kong through our Operating Subsidiaries in Hong Kong. Investors in our Class A Ordinary Shares are purchasing equity securities of TW Cayman, the Cayman Islands holding company, instead of shares of our Operating Subsidiaries in Hong Kong. Investors in our Class A Ordinary Shares should be aware that they may never directly hold equity interests in our Operating Subsidiaries.

As a holding company, TW Cayman may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. If our existing Operating Subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

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

TW Cayman has not made any dividends or distributions to U.S. investors as of the date of this annual report. During the fiscal years ended December 31, 2025, 2024, and 2024, no dividends or distribution have been made to date by our subsidiaries.

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

We have engaged Assentsure PAC as our current auditor. Assentsure PAC is headquartered in Singapore and registered with the PCAOB. Assentsure PAC is subject to the laws in the United States, which enable the PCAOB to conduct regular inspections to assess the firm’s compliance with the relevant professional standards. Our previous auditor, Onestop Assurance PAC, is a firm headquartered in Singapore and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. As of the date of this annual report, our current and previous auditors are not subject to the PCAOB determinations]. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditors, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Ordinary Shares— The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCAA, as amended. If the PCAOB is unable to conduct such inspections for two consecutive years, the SEC will prohibit the trading of our shares. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.” We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected.

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

B. Business Overview

Overview

Our mission is to become a world-renowned supplier of the finest selection of caviar and offer caviar-based gourmet products around the globe with unparalleled gastronomical experience. Capitalizing on this mission, we have been able to utilize the market experience to engage in wine and health products trading in 2025. For wine trading, we had started in 2022 and made significant contribution to our profits in 2025.

Headquartered in Hong Kong, we are a fast-growing supplier of wine and caviar products. We are currently specialized in supplying high-quality sturgeons caviar. Our caviar is endorsed with the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) permits, which certifies that our caviar is legally traded. We are one of the major suppliers of caviar in Hong Kong. In 2025, we have diversified our supplying source to reduce the risk of over-reliance on a single supplier for Caviar. We note a significant reduction of our caviar trading revenue which we believe is a short term nature owing to our changes in supplying side as well as repositioning ourselves in securing stable and high quality suppliers either through upstream long term contract or acquisition in the future.

Since we established our wine and caviar business in August 2021, we had supplied wine and caviar to our customers under their brand labels (i.e. private labeling) or without brand labels. Subsequently in November 2021, we established our own caviar brand, “Imperial Cristal Caviar”, and started selling caviar under our own brand as well. With its exquisite package design, our branded caviar is ideal to be presented as both culinary delights and festive gifts. Imperial Cristal Caviar has continuously achieved tremendous sales growth since its launch in the market.

In March 2023, as the addition to the gastronomical experience of our caviar, we have commenced our wine trading business line, to complement our caviar business. For the fiscal year ended December 31, 2025, 2024, 2023, our wine trading business line contributed revenue of US$6,000,000, Nil and US$4,460,092. The fine wine we distribute include white wine, red wine, and Champagne, from various countries including France, Greek, and Spain, etc. Our wine trading business only involves the distribution of fine wine within Hong Kong on business-to-business (B2B) sales, primarily to our F&B related distributor customers, in particular, the F&B related distributor customers who we supply our caviar product. We do not import or manufacture the wine we distribute, instead, we source the wines from our wine suppliers in Hong Kong on an as-demand per order basis. Therefore, we are not subject to the relevant licensing requirements that apply to sale of alcoholic beverages in Hong Kong.

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

We generate all of our revenues, through our Operating Subsidiary, from trading of caviar, wine and health products. Our revenues for the years ended December 31, 2025, 2024 and 2023 were US$9.1 million, US$4.7 million and US$16.9 million, , respectively. We have turned around from a loss before tax of approximately US$2.0 million for the year ended December 31, 2024 to a profit before tax of approximately US$3.2 million for the year ended December 31, 2025, and we have maintained a profit before tax of approximately US$2.4 for the year ended December 31, 2023.

Our top five customers accounted for 100.0% and 99.7% of our total revenues for the years ended December 31, 2025 and 2024. Our customers, including our top five customers, primarily include food and beverage (“F&B”) related distributors. We have strategically focused on business-to-business sales (B2B) which would allow us access to our customers’ sales network and consumer base that helps us maximize the reach of our products swiftly and effectively. As our wine and caviar products gain popularity worldwide, our customer base has continuously expanded as a result of customers’ referral and our marketing efforts. Our wine and caviar products are mainly sold to customers based in Hong Kong and a substantial portion are exported overseas by our customers. As our products gradually become more well-known in the international market, we aspire to expand our sales channels from only selling through distributors to selling our products directly to overseas customers.

For the years ended December 31, 2025, 2024 and 2023, our procurement from the single major supplier of caviar amounted to approximately nil, US$3.6 million and US$6.2 million, respectively, representing approximately 0%, 100% and 64.3%, of our total purchases for the corresponding year.

Competitive Strengths

A fast-growing luxury wine and caviar products supplier with a premier brand image

We position ourselves as a luxury wine and caviar products supplier aiming to supply the finest selection of luxury wine and caviar products and offer gourmet products around the globe with unparalleled gastronomical experience. We are currently specialized in supplying high quality sturgeons caviar. In November 2021, we established our own caviar brand, “Imperial Cristal Caviar”. Imperial Cristal Caviar is highly recognized by consumers in terms of its tastiness, texture, palatability, appearance and packaging. Our packaging carries a delicate design that conveys elegance and exclusivity and is ideal to be presented as both culinary delights and festive gifts. Our house caviar products are also well-received by chefs of 5-star and Michelin-star restaurants who serve our caviar products on their menus.

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

A stable and exclusive procurement source of caviar

We take pride in our well-tested, reliable caviar supply chain management module, which helps ensure the palatability and freshness of our products when they reach our customers. We are among one of the few Hong Kong caviar suppliers being able to secure long-term and exclusive supply of caviar from sturgeon farm through continuing diversification of supply sources. Not only that we have entered into an exclusive supply agreement with a distributor of a well-established sturgeon farm in the PRC in April 2022, which appointed us as its exclusive distributor in Hong Kong and Macau for conducting overseas distribution and granted us the rights to procure caviar directly from it for a term of 10 years but also our ability to diversify by securing new suppliers as well as constantly evaluating opportunities to engage in upstream acquisition. Our end-to-end supply chain business model not only improves cost efficiency, it also promotes consumers’ confidence in our caviar products as well as facilitate our sales and marketing plans.

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

As our products gradually become more well-known in the international market, we aspire to expand our sales channels from only selling through distributors to selling our products directly to overseas customers. Material obstacles that we have to overcome include (i) the competition for high-quality sales and distribution partners is intense and we may not be able to offer more favorable arrangement than our competitors; (ii) there may not be suitable distribution channels or overseas customers in the markets that we planned to expand; (iii) we may not be able to hire, train and retain skilled local sales and marketing staffs; and (iv) we may encounter difficulties in adapting our logistics and management systems to an expanded distribution network. However, leveraging our competitive strengths described in the paragraph headed “Competitive Strengths” above, we are confident that we will be able to expand our sales channels to overseas customers.

Strengthen our sales and marketing activities

We plan to strengthen our sales and marketing activities and increase our market exposure and brand awareness by participating in food-expo and collaborating with luxurious restaurants, hotels and private clubs to host tasting events in different countries and regions. Further, we plan to invite the media and chefs from notable restaurants and hotels to visit the sturgeon farm which supplies caviar raw products as well as vineyards that supply French wines to us. We believe we can provide the participants with a better understanding of our procurement source and vineyard visits giving them stronger assurance with respect to our product safety, quality and hygienic conditions, wine tasting in Chateau experience thereby enhancing the brand image of our caviar and wine products.

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

We will continue to expand our wine trading by sourcing appropriate premium and unique wine products to our affluent markets. Capitalizing our marketing efforts of caviar products, we believe wine will be a good pairing for further penetration of our established clientele.

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

For the year ended December 31, 2025, there were five customers each generated over 10% of our total revenue for the period, and they in aggregate accounted for 100% of our total revenue

Geographical coverage

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

Our Suppliers

For 2025, the Company has two wine suppliers for over 10% of the total purchases and no caviar supplier for over 10% of the total purchases. These two suppliers together accounted for 62.91% of our total purchases.

For fiscal year ended December 31, 2025, we achieved a significant wine purchase diversification to four wine suppliers which together accounted for 84.62% of the total purchase.

There are no limitations on our business or ability to enter contracts with other caviar producers than the previous single caviar supplier.

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

In compliance with the FBR, the supply chain management company, being the landlord of our food processing factory premises, has obtained a food factory license from the FEHD for the operation of our food processing factory, which is valid for one year from April 17, 2025 to April 17, 2026 and thereafter operating in the same terms, subject to further renewal.

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

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (set at HK$43.1 per hour as at the date of this annual report) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

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

C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Top Wealth (BVI) Holding Limited	British Virgin Islands

Top Wealth Group (International) Limited	Hong Kong

TWG International Limited	Hong Kong

TWG Group Limited	British Virgin Islands

TWG Capital Limited	British Virgin Islands

Airentity International Limited	British Virgin Islands

Airentity Technology Limited	Hong Kong

The following diagram illustrates the corporate structure of Top Wealth Group Holding Limited and its subsidiaries as of the date of this annual report:

D. Property, Plant and Equipment

Facilities

As of the date of this annual report. we entered into the following lease agreements:

Location	Term of Lease	Usage
Units 714 & 715, 7/F Hong Kong Plaza 188 Connaught Road West Sai Wan, Hong Kong	September 10, 2025 to September 9, 2027	Principal executive office
Flat E, 8/F Golden Bear Industrial Centre 66 Chai Wan Kok Street Tsuen Wan, New Territories Hong Kong	September 11, 2024 to March 11, 2026 thereafter operating in the same terms until termination	Food processing factory and transportation supplier

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

●	Expansion into major consumer market in Europe and United States. Our ability to expand our global market presence in developed markets with a strong consumer base, such as Europe, the United States, Japan, Dubai, Australia and Southeast Asia (collectively, the “Target Regions”). We intend to establish representative offices at each of the Target Regions to access the local consumers. We currently plan to recruit local sales and marketing staff to conduct marketing activities in such regions, ranging from (i) conducting product promotion; (ii) brand building; (iii) maintaining regular communication with local customers; (iv) collecting feedbacks from local consumers on our products; and (v) maintaining regular communication and interaction with different industry players, so we can stay abreast of the latest trend and development of local consumers’ tastes.

●	Our ability to successfully execute our strategies and implement our initiatives. Our performance will continue to depend on our ability to successfully execute our strategies and to implement our current and future initiatives. The key strategies include pursuing new customers in major markets in Europe and the United States including:

●	maintaining the popularity, attractiveness, diversity and quality of our wine and caviar products;

●	maintaining or improving customers’ satisfaction with the quality of our wine and caviar products;

●	offering and maintaining a wide selection of high-quality wine and caviar products;

●	increasing brand awareness through marketing and brand promotion activities;

●	preserving our reputation and goodwill in the event of any negative publicity, internet and data security, product quality, price authenticity, or other issues affecting us or the wine and caviar industry;

●	our ability to enter into sales distribution agreements in the jurisdictions we planned to expand to and distribute our products to our end-users and strategic partners overseas through a third party logistics company;

●	our ability to launch successful marketing and sales activities to sell our products;

●	our ability to enter into supply agreements with new potential suppliers and maintain relationship with our existing suppliers at competitive prices;

●	our ability to raise additional funds for operations; and

●	our ability to enhance our operational efficiency.

Results of Operations

Comparison of the Year Ended December 31, 2025 and December 31, 2024

The following financial data are derived from, and should be read in conjunction with, our consolidated financial statements for the year ended December 31, 2025.

A summary of the Company’s operating results for the year ended December 31 2025 and 2024 are as follows:

	Year ended Dec 31
	2025	2024	Change
	USD	USD	USD	%
Revenue	9,129,706	4,747,580	4,382,126	92.30
Cost of Sales	(2,320,055)	(2,240,867)	79,188	3.54
Gross Profit	6,809,651	2,506,713	4,202,938	167.67
Other income	-	87	(87)	(100.00)
Provision for inventory impairment	-	(1,504,397)	(1,504,397)	(100.00)
Administrative Expenses	(1,210,350)	(1,602,251)	(391,901)	(24.46)
Selling Expenses	(2,409,355)	(1,419,667)	989,689	69.71
Profit (loss) before tax	3,189,946	(2,019,515)	6,177,120	257.96

As of December 31, 2025, the Company operated in Hong Kong through its subsidiaries, which primarily engaged in trading of caviars, wine and health supplement.

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

An analysis is set out below:

	Year ended Dec 31
	2025	2024	Change
	USD	USD	USD	%
Revenue from caviar	1,629,706	4,747,580	(3,117,874)	(65.67)
Revenue from wine	6,000,000	-	6,000,000	100.00
Revenue from health supplement	1,500,000	-	1,500,000	100.00
	9,129,706	4,747,580	4,382,126	92.30)

Our revenue increased by USD4,382,126, or 92.30%, from USD4,747,580 for the year ended December 31, 2024 to USD9,129,706 for the year ended December 31, 2025, primarily due to new products streams, that is, the trading of wine and food supplements.

The decrease in revenue from caviar decreased by 65.67% or US$3,117,874 was mainly due to the fact that the board is more cautious in the caviar business.

Cost of sales

Our cost of sales mainly comprised of purchase costs for caviar, wine and food supplement. For the year ended December 31 2024, our cost of sales amounted to USD2,320,055, an increase of USD79,188, or 3.53%, from USD2,240,867 for the year ended December 31 2024. Cost of sales increased in less percentage compare to increased in sales as the Company achieved higher gross margin that the Company targeted on more profitable products.

Gross Profit and Gross Margin

	For the Year Ended 31 December
	2025	2024	Year on year change
	USD	USD	USD	%
Gross profit of caviar	1,159,715	2,506,713	(1,346,998)	(53.7)
Gross profit of wine	4,600,000	-	4,600,000	100.0
Gross profit of health supplement	1,049,936	-	1,049,936	100.0
Gross Profit	6,809,651	2,506,713	4,302,938	171.7
Gross margin of caviar	71.2%	52.8%	-	18.4%
Gross margin of wine	76.7%	-	-	76.7%
Gross margin of health supplement	70.0%			70.0%
Gross Margin	74.6%	52.8%	-	21.8%

Our gross margin for the year ended December 31, 2025 was 73.5% as compared to 52.8% for the year ended December 31, 2024. In 2023, the Company has carried out Christmas quick sale promotion. This diluted the over gross margin of 2023.

Provision for inventory impairment

Since the exit of the sales team, the revenue in the latter half of 2024 drop significantly that there was substantially unsold inventory that expired within 6 months as of December 31, 2024. There were no such expiry of inventory in 2025.

Administrative and Selling Expenses

Our Company’s administrative expenses came in at US1,602,251 and USD1,846,759 for the year ended December 31, 2024 and 2023 respectively, representing approximately 65.4% and 10.9% of our total revenue for the corresponding period.

Our administrative expenses for the year ended December 31, 2024 primarily consist of (i) professional fee; (ii) staff cost; (iii) depreciation; (iv) rental fee; (v) travelling and entertainment; (vi) office supplies and upkeep and (vii) miscellaneous expenses. The following table sets forth the breakdown of our administrative expenses for the year ended December 31, 2024 and 2023.

	Year ended December 31
	2025		2024
	USD	%	USD	%
Staff cost	390,686	32.3	753,367	47.0
NED fees	40,224	3.3	41,087	2.6
Depreciation	-	-	61,879	3.9
Operating lease payment	92,983	7.7	71,538	4.5
Office supplies and upkeep expenses	3,150	0.3	24,581	1.5
Professional fees	643,907	53.2	190,000	11.9
Entertainment	-	-	333,557	20.8
Travelling expense	31,741	2.6	27,262	1.7
Sample and scrap inventory	-	-	13,110	0.8
Miscellaneous	7,659	0.6	85,870	5.4
	1,210,350	100.0	1,602,251	100.0

The decrease in administrative expenses during the year ended December 31, 2025 was primarily due to decrease in staff cost and entertainment. Professional fees in 2025 mainly included legal, audit, and consulting fees of approximately USD643,907 .

Our selling expense in 2025 primarily consists of marketing campaign paid to a marketing agency as follows:

	Year ended December 31
	2025		2024
	USD	%	USD	%
Marketing expense	1,255,746	93.6	976,494	68.8
Promotion fees	100,000	4.2	178,846	12.6
Sub-contractor expense	967,659	40.2	251,955	17.7
Miscellaneous	85,890	3.6	12,372	0.9
	2,409,355	100.0	1,419,667	100.0

Marketing expense was mainly the Company engaged an advertising agent to roll out a series of advertising campaigns. The promotional fees and sub-contractors expenses in 2024 were mainly promotional events and booth incurred to promote the Company’s Imperia Caviar brand. The promotion fees were wine distributed to potential customers for pitching new business partners. Sub-contractor expense represents incentive shares issued to curtained advisors for the advising on the Company caviar business and exploring of new regions and line of caviar business for the period from June 6, 2025 to June 5, 2026.

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

Administrative and Selling Expenses

Our Company’s administrative expenses came in at US1,602,251 and USD1,846,759 for the year ended December 31, 2024 and 2023 respectively, representing approximately 65.4% and 10.9% of our total revenue for the corresponding period.

Our administrative expenses for the year ended December 31, 2024 primarily consist of (i) professional fee; (ii) staff cost; (iii) depreciation; (iv) rental fee; (v) travelling and entertainment; (vi) office supplies and upkeep and (vii) miscellaneous expenses. The following table sets forth the breakdown of our administrative expenses for the year ended December 31, 2024 and 2023.

	Year ended December 31
	2024		2023
	USD	%	USD	%
Staff cost	753,367	47.0	444,388	24.1
NED fees	41,087	2.6	-	-
Depreciation	61,879	3.9	233,659	12.7
Operating lease payment	71,538	4.5	86,038	4.7
Office supplies and upkeep expenses	24,581	1.5	9,793	0.5
Professional fees	190,000	11.9	921,110	49.9
Entertainment	333,557	20.8	76,342	4.1
Travelling expense	27,262	1.7	36,545	1.9
Sample and scrap inventory	13,110	0.8	14,977	0.8
Miscellaneous	85,870	5.4	23,907	1.3
	1,602,251	100.0	1,846,759	100.0

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

Cash flows

The following table summarizes our cash flows for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31
	2025	2024	2023
	USD	USD	USD
Cash and cash equivalents at beginning of the year	42,380	134,350	217,384

Net cash (used in) provided by operating activities	(6,194,419)	887,554	(863,616)
Net cash provided by (used in) investing activities	4,099,851	(15,888,928)	—
Net cash provided by financing activities	4,439,346	14,909,404	780,582

Net increase (decrease) in cash and cash equivalents	2,344,778	(91,970)	(83,034)

Cash and cash equivalents as at end of the year	2,387,158	42,380	134,350

For the year ended December 31, 2025, our net cash used in operating activities was USD6,194,419 and is mainly comprised of increase in accounts receivable of US$7,685,757 due to increase in revenue around the year end and the increase in inventory to cope with increasing sales volume.

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

For the year ended December 2025, the cash inflow from investing activities was mainly due to the Company got return of fund for potential acquisition being cancelled.

For the year ended December 2024, the cash outflow from investing activities were mainly due to the Company paid certain long term assets such as the potential acquisition of certain fish farms and media company to promote the Company’s product and image. For the year ended December 31 2023, there was no cash flowa from investing activities

For the year ended December 2025, the cash provided by financing activities were mainly attributable to the net proceeds from the  issuance of 720,000 units of Class A ordinary shares and 720,000 units for each of Series A and Series B Warrants for Class A ordinary shares. For the year ended December 2024, the cash provided by financing activities were mainly attributable to the net proceeds from the IPO and second public placement in 2024, totally USD15,687,297. For the year ended December 31 2023, the cash provided by financing activities were attributable to standby bridging loan facilities provided by a third party and also minority shareholder.

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

Capital Expenditures

Historical capital expenditures

Our capital expenditures for the years ended December 31, 2025, 2024 and 2023 were nil, nil and nil respectively. The capital expenditures incurred in the year ended December 31 2022 are related to purchase of office equipment and leasehold improvement. We principally funded our capital expenditures through cash flows from operations.

Off-Balance Sheet Transactions

As of December 31, 2025, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our stockholders.

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

The Company has twos major stream of revenues, they are, the sale of wine and caviar products in Hong Kong.

Foreign Currency Translation

The Company’s principal country of operations is Hong Kong. The financial position and results of its operation are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s consolidated financial statements are reported using U.S. Dollar (“US$” or “$”).

The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31, 2025	December 31, 2024
USD to HK$ /Year End	7.8	7.8

	December 31,
	2025	2024	2023
USD to HK$ Average Rate	7.8	7.8	7.8

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Kim Kwan Kings, WONG	55	Chief Executive Officer, Chairman of the board, and Director
Kong Wai, WONG	42	Chief Financial Officer
Feiyong, LI	42	Independent Director
Sze Man, CHEUNG	40	Independent Director
Kai Yin, WONG	44	Independent Director
Yuen Cheong Carp, LEE	56	Director

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

Feiyong, LI is our independent director and the chairman of the Nominating committee and the member of the Compensation Committee and Audit Committee. Mr. Li has served as an independent director and the chairman of Nominating and Corporate Governance Committee of Jayud Global Logistics Limited (NASDAQ: JYD) since March 31, 2023. Mr. Li has extensive experience in advising equity investment projects in the Hong Kong and U.S. market and served a number of licensed corporations under the Securities and Futures Ordinance of Hong Kong. Mr. Li has been serving as the investment manager at Koala Securities Limited since 2019. Mr. Li previously served as the general manager of Zen Corporate Consulting Limited from 2012 to 2021, where he focused on providing public relations processing services, listing consulting services, and corporate investment and financing services. From 2013 to 2020, Mr. Li also served as the chief investment officer of CNI Securities Group Limited, where he was responsible for project investment and financing. From 2009 to 2011, Mr. Li consecutively served as the investment consultant of Kingston Securities Limited and Guoyuan Securities Brokerage (Hong Kong) Limited. Mr. Li received an advanced diploma in business studies from the Windsor Management College of Singapore in 2021.

Sze Man, CHEUNG is our independent director, chairwoman of the Compensation Committee, member of the Audit Committee and member of the Nominating Committee. Ms. Cheung has over 10 years of specialized experience in the fine gourmet and luxury goods industry. She has a robust background as a strategic regional manager and high performance retail shop expert. From 2019 to 2025, she was the brand manager of Park Fair, where she was responsible for directing regional sales operations for multiple outlets specializing in fine gourmet and luxury goods, ensuring consistent growth and market expansion. From 2015 to 2019, she was a retail manager holding sales leadership roles at Wanko Limited, a Hong Kong-based fashion brand, and was responsible for leveraging extensive management experience in strategic planning and high-level sales execution to drive brand awareness and profitability. From 2012 to 2015, she was a wealth management manager at FTLife Insurance Company Limited, where she managed a multi-district team of ambassadors, overseeing recruitment, training and strategic scheduling.

Kai Yin, WONG is our independent director, chairman of the Audit Committee, member of the Nominating Committee and member of the Compensation Committee. Mr. Wong has over 19 years of experience in the accounting and audit field. From 2006 to 2016, he was an assistant audit manager at Asiapac CPA & Company, where he led group audit projects and cooperated with component auditors located in various cities in China. From 2016 to 2018, he was an internal control manager at Petrochemicals Group Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (stock code: 1192), where he developed risk-based audit plan and procedures and reported to the audit committee of the company on internal control weakness. From 2018 to 2024, he was an audit manager at Centurion ZD CPA & Co., where he performed annual audits and component audits for companies listed on Nasdaq and acted as internal control consultant performing overseas fieldwork in Sydney for the initial public offering of a company to be listed in Hong Kong. Since 2024, Mr. Wong has been an audit manager of The Dawn CPA Limited, where he was responsible for overseeing audit works for US initial public offering projects.

Yuen Cheong Carp, LEE is our executive director. Mr. Lee has a robust background in the luxury food and beverage industry. With deep expertise in quality assessment and a specialized understanding of the caviar and wine markets, he brings invaluable insights into global market trends and high-end consumer preferences. From 2009 to 2013, he was a community relations ambassador leader where he managed a multi-district team of ambassadors, overseeing recruitment, training and strategic scheduling. From 2013 to 2015, he was a SHEQ (safety, health, environment and quality) supervisor where he was responsible for safety, health and environmental compliance across diverse large-scale project sites. From 2015 to 2025, he was a works supervisor and supervised and led the R&D initiatives for sustainable health practices. His earlier roles included working as unit manager at CEF Life Assurance and leadership positions in telecommunications and direct sales, totaling over 30 years of management experience.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

6.B. Compensation

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. The executive officers are entitled to a fixed salary and other company benefits, each as determined by the Board from time to time. We may terminate an executive officer’s employment under Hong Kong Labor Law and under other applicable laws and regulations. Each executive officer has agreed to hold, both during and after the terms of his or her agreement, in confidence and not to use for the officer’s benefit or the benefit of any third party, any trade secrets, other information of a confidential nature or non-public information of or relating to us in respect of which we owe a duty of confidentiality to a third party. In addition, each executive officer has agreed not to, for a period of one year following the termination of his employment, carry on any business in direct competition with the business of the Top Wealth group of companies, solicit or seek or endeavor to entice away any customers, clients, representative, or agent of the Top Wealth group of companies or in the habit of dealing with the Top Wealth group of companies who is or shall at any time within two years prior to such cessation have been a customer, client, representative, or agent of the Top Wealth group of companies, and use a name including the words used by the Top Wealth group of companies in its name or in the name of any of its products, services or their derivative terms, or Chinese or English equivalent in such a way as to be capable of or likely to be confused with the name of the Top Wealth group of companies.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we paid an aggregate of HK$1,291,750 (US$) as compensation to our directors and executive officers as well as an aggregate of HK$18,000 (US$2,308) contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

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

Audit Committee. Our audit committee consists of Feiyong, LI, Sze Man, CHEUNG and Kai Yin WONG. Mr. Kai Yin WONG is the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Feiyong, LI, Sze Man, CHEUNG and Kai Yin WONG. Ms. Sze Man, CHEUNG is the chair of our compensation committee. The compensation committee will be responsible for, among other things:

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

Nominating Committee. Our nominating committee consists of Feiyong, LI, Sze Man, CHEUNG and Kai Yin WONG. Mr. Feiyong Li is the chair of our nominating committee. We have determined that Feiyong, LI, Sze Man, CHEUNG and Kai Yin WONG satisfy the “independence” requirements under NASDAQ Rule 5605. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

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

6.D. Employees

We had 2 employees as of December 31, 2025. We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. We generally formulate our employees’ remuneration package to include salary and benefits. We provide our employees with social security benefits in accordance with all applicable regulations and internal policies. None of our employees are represented by labor unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Ordinary Shares on an as-converted basis.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 19,579,883 Class A Ordinary Shares and 3,166,667 Class B Ordinary Shares issued and outstanding as of the date of this annual report.

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

	Class A Ordinary Shares		Class B Ordinary Shares		Voting Power
	Number	%	Number	%	%
Directors, Director Nominees and Named Executive Officers:
Kim Kwan Kings, WONG (1)	7,845,248	40.07	3,166,667	100	89.76
Kong Wai, WONG	—	—	—	—	—
Feiyong, LI	—	—	—	—	—
Sze Man, CHEUNG	—	—	—	—	—
Kai Yin, WONG	—	—	—	—	—
Yuen Cheong Carp, LEE	—	—	—	—	—
Directors and executive officers as a group	7,845,248	40.07	3,166,667	100	89.76
5% or Greater Shareholders:
Winwin Development Group Limited (1)	7,845,248	40.07	3,166,667	100	89.76
Happy Harbour International Limited (2)	1,438,388	7.35	—	—	1.26
Dragon Cloud International Limited (3)	1,402,428	7.16	—	—	1.22
Tang Ekanaya Limited (4)	1,438,388	7.35	—	—	1.26
Darson Enterprise Limited (5)	1,438,388	7.35	—	—	1.26
Chung Tat, LO	1,474,348	7.53	—	—	1.29

(1)

Kim Kwan Kings, WONG beneficially owns 7,845,248 Class A Ordinary Shares and 3,166,667 Class B Ordinary Shares through Winwin Development Group Limited, a company incorporated under the laws of the British Virgin Islands, which is owned as to 90% by Mr. Kim Kwan Kings, WONG and 10% by Mr. Kin Fai, CHONG. Mr. Kim Kwan Kings, WONG is the sole director of Winwin Development Group Limited. Mr. Wong may be deemed the beneficial owners of the Ordinary Shares held by Winwin Development Group Limited, and Mr. Wong holds the voting and dispositive power over the Ordinary Shares held by Winwin Development Group Limited. The registered address of Winwin Development Group Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)

Happy Harbour International Limited is a company incorporated under the laws of the British Virgin Islands. The registered address of Happy Harbour International Limited is Keyway Chambers, 3rd Floor, Ouastisky Building, Road Town, Tortola, British Virgin Islands.

(3)

Dragon Cloud International Limited is a company incorporated under the laws of the British Virgin Islands. The registered address of Dragon Cloud International Limited is Keyway Chambers, 3rd Floor, Ouastisky Building, Road Town, Tortola, British Virgin Islands.

(4)

Tang Ekanaya Limited is a company incorporated under the laws of the British Virgin Islands. The registered address of Tang Ekanaya Limited is OMC Chambers, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(5)

Darson Enterprise Limited is a company incorporated under the laws of the British Virgin Islands. The registered address of Darson Enterprise Limited is Keyway Chambers, 3rd Floor, Ouastisky Building, Road Town, Tortola, British Virgin Islands.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

During 2025, the Company had following related party transactions:

Name	Amount	Relationship	Note
Wong Kim Kwan Kings	$621,489	Director and former controlling shareholder of the Company	Advancement of unsecured interest free loan payable, repayable on demand

During 2024, the Company had following related party transactions:

Name	Amount	Relationship	Note
Chong Kin Chung	$140,564	A key management staff of the Company	Advancement of unsecured interest free loan payable, repayable on demand
Wong Kim Kwan Kings	$160,089	Director and former controlling shareholder of the Company	Repayment of unsecured interest free loan payable, repayable on demand
Snow Bear Capital Limited	$429,065	Shareholder of the Company	Repayment of unsecured interest free loan payable, repayable within one year from drawdown.

During 2023, the Company had following related party transactions:

Name	Amount	Relationship	Note
Chong Kin Fai	$63,735	A former director and principal owner of the Company	Repayment of unsecured interest free loan payable, repayable on demand
Wong Kim Kwan Kings	$57,690	Director and controlling shareholder of the Company	Repayment of unsecured interest free loan payable, repayable on demand
Snow Bear Capital Limited	$429,065	Shareholder of the Company	Proceeds from unsecured interest free loan payable, repayable within one year from drawdown.

As of December 31, 2025, the Company had the following balances due with related parties:

Name	Amount	Relationship	Note
Wong Kim Kwan Kings	$480,925	Shareholder of the Company	Unsecured interest free loan payable, repayable within one year from draw down

As of December 31, 2024, the Company had the following balances due with related parties:

Name	Amount	Relationship	Note
Wong Kim Kwan Kings	$140,564	Shareholder of the Company	Unsecured interest free loan payable, repayable within one year from draw down

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

Dividend Policy

TW Cayman has not made any dividends or distributions to U.S. investors as of the date of this Annual Report. During the fiscal years ended December 31, 2025, 2024, and 2023, no dividends or distribution have been made to date by our subsidiaries. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

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

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our Second Amended and Restated Memorandum and Articles of Association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our second amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report.

Objects of our Company. Under our Second Amended and Restated Memorandum and Articles of Association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our authorized share capital is $19,800,000 divided into 2,200,000,000 Ordinary Shares of par value $0.009 each, comprising of (i) 2,000,000,000 Class A Ordinary Shares of par value of $0.009 each, and (ii) 200,000,000 Class B Ordinary Shares of par value $0.009 each. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

Conversion. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Each Class B Ordinary Share is convertible into one fully paid Class A Ordinary Share at the option of the holder, at any time after issue and without the payment of any additional sum.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors out of our funds which are lawfully available for that purpose. In addition, our Shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our Company.

Holders of our Ordinary Shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one (1) vote for each Class A Ordinary Share and thirty (30) votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder.

Voting at any meeting of shareholders is by a poll. A poll shall be taken in such manner as the chairman of the meeting directs. He may appoint scrutineers (who need not be shareholders) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Any ordinary resolution is a resolution passed by a simple majority of the votes by the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a written resolution signed by the required majority of shareholders according to the Second Amended and Restated Memorandum and Articles of Association. Any special resolution is a resolution of a general meeting or a resolution of a meeting of the holders of any class of Ordinary Shares in a class meeting duly constituted in accordance with the Second Amended and Restated Memorandum and Articles of Association in each case passed by a majority of not less than two-thirds of the votes by the shareholders as being entitled to do so vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the shareholders entitled to vote at such meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of our Company.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the Second Amended and Restated Memorandum and Articles of Association or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in our Company have been paid.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Second Amended and Restated Memorandum and Articles of Association provide that we may (but are not obliged to, unless required by the Nasdaq Listing Rules), in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the board of directors, in accordance with the Second Amended and Restated Memorandum and Articles of Association. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting.

Advance notice of at least five clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our Shareholders. A quorum required for a meeting of shareholders consists of at least one holder of Ordinary Shares holding not less than an aggregate of one-third of the outstanding Ordinary Shares carrying the right to vote at such general meeting.

A majority of our directors may call general meetings and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our Company. A shareholders’ requisition is a request of one or more shareholders holding as at the date of deposit of the request in aggregate not less than one-third of the rights to vote at such general meeting. The requisition must state the objects of the meeting and must be signed by or on behalf of each requisitioner and delivered in accordance with the notice provisions of our Second Amended and Restated Memorandum and Articles of Association. Such meeting shall be held within two (2) months after the deposit of such requisition. If our directors do not within 21 clear days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting, but any meeting so convened must be called no later than three months after the expiration of the said 21 clear day period.

Winding Up; Liquidation. If we are wound up the shareholders may, subject to the Second Amended and Restated Memorandum and Articles of Association and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of the assets of our Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Subject to the terms of the allotment, our directors may from time to time make calls upon our shareholders in respect of any moneys unpaid on their shares in a notice served to such shareholders at least 14 clear days in advance specifying the time and place for payment. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Subject to the terms of the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors: (i) issue shares that are to be redeemed or liable to be redeemed, at the option of us or the shareholders holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares; (ii) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at the option of us on the terms and in the manner which the directors determine at the time of such variation; and (iii) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if our Company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Transfer of Ordinary Shares. Provided that such transfer complies with applicable Nasdaq Listing Rules, our shareholders may freely transfer shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Nasdaq Listing Rules or in any other form approved by our directors, executed where the shares are fully paid, by or on behalf of that shareholder; and where the shares are partly paid, by or on behalf of that shareholder and the transferee.

Where the shares of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our directors may in their absolute discretion decline to register any transfer of such shares which are not fully paid up or on which our Company has a lien.

Our board of directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	the shares transferred are fully paid up and free of any lien in favor of our Company;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of Nasdaq and on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 clear days in any year.

Variations of Rights of Shares. If at any time our share capital is divided into different classes of shares, unless the terms on which a class of shares was issued state otherwise, the rights attached to any such class may only be varied with: (a) the consent in writing of the holders of 50% of the issued shares of that class or (b) with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with them.

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under our Second Amended and Restated Memorandum and Articles of Association to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares. Our Second Amended and Restated Memorandum and Articles of Association authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Issuance of additional Ordinary Shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions. Some provisions of our Second Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

10.C. Material contracts

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

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to: (1) registration statement on Form F-1 (File No. 333-275684), as amended, which registered 2,000,000 ordinary shares and was declared effective by the SEC on March 29, 2024, for our initial public offering, which completed on April 18, 2024, at an initial offering price of US$4.00 per ordinary share; (2) registration statement on Form F-1 (File No.333-282302), as amended, which registered a total of 27,000,000 ordinary shares of par value $0.0001 per share, and was declared effective by the SEC on September 24, 2024, for Company’s best effort offering, which completed on October 14, 2024, at the price of $0.40 per ordinary share; and (3) registration on statement on Form F-1 (File No. 333-290351), as amended, which registered 720,000 units, consisting of one Class A Ordinary Share, one Series A Class A Warrant and one Series B Class B Warrant at the price of US$7.00 per unit.

In connection with our initial public offering, our expenses incurred and paid to others totaled approximately US$ 1.55 million, which included US$0.56 million for underwriting discounts and commissions. We received an aggregate net proceeds of approximately US$7.16 million from our initial public offering.

In connection with our first best efforts offering, our expenses incurred and paid to others totaled approximately US$0.94 million, which included US$0.54 million for placement agent commission. We received an aggregate net proceeds of approximately US$$9.86 million from the offering.

In connection with our second best efforts offering, our expenses incurred and paid to others totaled approximately US$0.7 million, which included US$0.38 million for placement agent commission. We received an aggregate net proceeds of approximately US$4.3 million.

We still intend to use the remainder of the proceeds from our above offerings as disclosed in our registration statements on Form F-1.

None of these net proceeds was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

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

As a company with less than US$1.235 billion in revenue for the fiscal year of 2025, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

Item 16. [Reserved]

Not applicable.

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Feiyong, LI, Sze Man, CHEUNG, and Kai Yin, WONG, and is chaired by Kai Yin, WONG. Feiyong, LI, Sze Man, CHEUNG, and Kai Yin, WONG each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Phei Suan, HO qualifies as an “audit committee financial expert.”

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees in connection with certain professional services rendered for the year ended December 31, 2023, 2024 and 2025 by OneStop Assurance, PAC Audit Alliance LLP and Assentsure PAC respectively, our independent registered public accounting firms, during the period indicated.

	Year Ended December 31,
Services	2023	2024	2025
	US$	US$	US$
Audit Fees(1) - Onestop Assurance PAC	210,000	-	-
Audit Fees(1) - Audit Alliance LLP	-	180,000	-
Audit Fees(1) - CHI-LLTC	-	-	150,000
Total	210,000	180,000	150,000

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

Item 16F. Change in Registrant’s Certifying Accountant

On February 19, 2026, the Audit Committee (the “Audit Committee”) of the Company approved the dismissal of Audit Alliance LLP (“Audit Alliance”) as the Company’s independent registered public accounting firm. On February 19, 2026, the Company appointed Assentsure PAC (“ Assentsure”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025, to be ratified at the next annual general meeting of shareholders of the Company.

The reports of Audit Alliance on the financial statements of the Company for the financial years ended December 31, 2024 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the financial years ended December 31, 2024, through February 19, 2026, there were no disagreements with Audit Alliance on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Audit Alliance, would have caused Audit Alliance to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods. There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two financial years ended December 31, 2024, through February 19, 2026.

The Company engaged Assentsure PAC as its new independent registered public accounting firm. During the Company’s two most recent financial years through April 26, 2026, neither the Company nor anyone acting on the Company’s behalf, consulted Audit Alliance with respect to any other matters or reportable events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

We have provided Audit Alliance with a copy of the disclosures made by us in response to Item 304(a) of Regulation S-K under the Exchange Act, and have requested that Audit Alliance furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by the registrant in response to this Item 304(a) of Regulation S-K under the Exchange Act and, if not, stating the respects in which it does not agree. A letter from Audit Alliance is filed as Exhibit 16.1 with the current report on Form 6-K on March 2, 2026.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Our insider trading policy was adopted by our board of directors and is filed as an exhibit to this annual report.

Item 16K. Cybersecurity

Risk Management and Strategy.

We identify and assess material risks from cybersecurity threats to our information systems and the information residing in our information systems by monitoring and evaluating our threat environment on an ongoing basis using a variety of methods, including manual and automated tools, third-party reports and services, threat analysis, scans of the threat environment and risk assessments.

We manage material risks from cybersecurity threats through various processes and procedures, including, depending on the environment, risk assessment, incident detection and response, vulnerability management, disaster recovery and business continuity planning, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring and employee training. We also engage third-party service providers in certain areas of our information systems environment. Depending on the nature and extent of the services provided, the sensitivity and quantity of information processed and the identity of the provider, our processes may include conducting due diligence on the provider’s cybersecurity practices and contractually imposing cybersecurity-related obligations.

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity and availability of our critical systems and information. Our cybersecurity risk management program is aligned with our business strategy and shares common methodologies, reporting channels and governance processes with other areas of enterprise risk, including legal, compliance, strategic, operational and financial risk. Key elements of our cybersecurity risk management program include:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services and broader information technology environment

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls

●	training and awareness programs for team members that include periodic and ongoing assessments to drive adoption and awareness of cybersecurity processes and controls

●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents

●	a third-party risk management process for service providers, suppliers and vendors.

As of the date of this annual report, we have not experienced any material cybersecurity incidents and expenses incurred from cybersecurity incidents were immaterial.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-290351), as amended, initially filed with the SEC on September 18, 2025)
2.1*	Description of Securities
4.1	English Translation of Sales Agreement between the Top Wealth Group (International) Limited and Sunfun (China) Ltd., dated December 30, 2021(incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.2	English Translation of Sales Agreement between the Top Wealth Group (International) Limited and Mother Nature Health (HK) Limited, dated December 30, 2021 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.3	English Translation of Sales Agreement between Top Wealth Group (International) Limited and Channel Power Limited, dated December 19, 2021(incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.4	English Translation of Sales Agreement between Top Wealth Group (International) Limited and Beauty & Health International Company Limited, dated December 30, 2021 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.5	English Translation of Sales Agreement between Top Wealth Group (International) Limited and Beauty & Health International E-Commerce Limited, dated September 1, 2022 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.6	English Translation of Sales Agreement between Top Wealth Group (International) Limited and Healthkitpro International Limited, dated December 18, 2021 (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.7	Employment Agreement between Top Wealth Group (International) Limited and Kwok Kuen Yuen, Registrant’s Chief Financial Officer, dated 20 November 2022 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.8	Employment Agreement between the Registrant and Kwok Kuen, YUEN, Registrant’s Chief Financial Officer, dated May 16, 2023(incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.9	English Translation of Appointment Letter of Kim Kwan Kings, WONG as the President of Top Wealth Group (International) Limited, dated September 1, 2022 (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)]
4.10	Director Agreement between the Registrant and Kim Kwan Kings, WONG, Registrant’s director, Chief Executive Officer and chairman of the Board, dated May 16, 2023 (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.11	English Translation of Corporate Development Consultant Appointment Agreement between the Company and Mr. Haitong, CHEN, dated August 1, 2022 (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.12	English Translation of Caviar Sales Agreement between the Top Wealth Group (International) Limited and Fujian Aoxuanlaisi Biotechnology Co. Ltd., dated April 30, 2022 (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)

4.13	English Translation of Power of Attorney granted under the Caviar Sales Agreement by Fujian Aoxuanlaisi Biotechnology Co. Ltd. to Top Wealth Group (International) Limited, dated April 30, 2022 (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.14	English Translation of Food Processing Factory Leasing and Service Project Agreement between Top Wealth Group (International) Limited and Sunfun (China) Limited, dated February 11, 2023 (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.15	English Translation of Food Processing Factory Leasing and Service Project Agreement between the Top Wealth Group (International) Limited and Sunfun (China) Limited, dated July 31, 2021 (incorporated by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.16	English Translation of the Form of Sales Agreement of Top Wealth Group (International) Limited for its distributors (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.17	English Translation of sales agreement for caviar between Fujian Longhuang Biotech Co. Limited and Fujian Aoxuanlaisi Biotechnology Co. Ltd., dated December 10, 2020 (incorporated by reference to Exhibit 10.17 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.18	English Translation of Power of Attorney granted under the sales agreement for caviar by Fujian Longhuang Biotech Co. Limited to Fujian Aoxuanlaisi Biotechnology Co. Ltd., dated December 10, 2020 (incorporated by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
4.19	Form of Placement Agency Agreement (incorporated by reference to Exhibit 1.1 to our registration statement on Form F-1 (File No. 333-282302), as amended, initially filed with the SEC on September 24, 2024)
4.20	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-282302), as amended, initially filed with the SEC on September 24, 2024)
4.21	English Translation of Food Processing Factory Leasing and Service Project Agreement between Top Wealth Group (International) Limited and Sunfun (China) Limited, dated September 10, 2024 (incorporated by reference to Exhibit 10.21 to our registration statement on Form F-1 (File No. 333-282302), as amended, initially filed with the SEC on September 24, 2024)
4.22	Employment Agreement by and between Mr. Kong Wai, WONG and Top Wealth Group Holding Limited (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K filed with the Securities and Exchange Commission on January 21, 2025)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the SEC on November 21, 2023)
11.2	Insider Trading Policies (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on May 29, 2024)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Letter from Audit Alliance LLP dated May 15, 2026
97.1	Executive Compensation Recovery Policy (incorporated herein by reference to Exhibit 14.2 to our registration statement on Form F-1 (File No. 333-275684), as amended, initially filed with the U.S. Securities and Exchange Commission on December 18, 2023)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Top Wealth Group Holding Limited

By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman of the Board

Date: May 15, 2026

Top Wealth Group Holding Limited

Reports and Financial Statements

For the years ended December 31, 2025, 2204 and 2023

Top Wealth Group Holding Limited

Reports and Index to Consolidated Financial Information

For the years ended December 31, 2025, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Top Wealth Group Holding Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Top Wealth Group Holding Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2025, and the consolidated statements of operation and other comprehensive income/(loss), consolidated statements of changes in equity and cash flows for the year ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ CHI-LLTC

We have served as the Company’s auditor since 2026.

Malaysia, Perak

May 15, 2026

PCAOB ID Number 7320

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

Singapore

May 15, 2025

PCAOB ID Number 3487

Top Wealth Group Holding Limited

Consolidated balance sheets

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	As of December 31,
	2025	2024

Assets
Current assets
Cash and cash equivalents	$2,387,158	$42,380
Accounts receivable, net	9,249,046	1,563,289
Inventories	3,545,854	-
Prepayments	1,128,826	1,567,448
Amount due from a related party	480,925	-
Deposits paid	648,661	605,981

	17,440,470	3,779,098

Non-current assets
Property, plant and equipment, net	72,658	72,658
Right-of-use assets – operating lease	85,919	-
Prepayment of long term assets	11,789,077	15,888,928
Deferred tax assets	44,248	44,248

Total non-current assets	11,991,902	16,005,834

Total assets	$29,432,372	$19,784,932

Current liabilities
Accounts payables	472,255	-
Accrued expenses and other payables	320,954	212,593
Operating lease liabilities - current	50,688	-
Amount due to a related party	-	140,564
Borrowing	147,179	-
Current income tax payable	644,690	811,357

Total current liabilities	1,635,766	1,164,514

Non-current liabilities
Operating lease liabilities - current	35,231	-

Total liabilities	$1,670,997	$1,164,514

Commitments and contingencies

Shareholders’ equity
Class A common stock, $0.009 par value; 2,000,000,000 shares authorized, 1,300,029 shares issued and outstanding at December 31, 2025 and Class B common stock, $0.009 par value; 200,000,000 shares authorized, 166,667 shares issued and outstanding at December 31, 2025. Common stock, $0.0001 par value, 500,000,000 shares authorized, 56,000,000 shares issued and outstanding, at December 31, 2024	14,351	5,600
Additional paid-in capital	22,267,672	16,325,412
Retained earnings	5,479,352	2,289,406

Total shareholders’ equity	27,761,375	18,620,418

Total liabilities and equity	$29,432,372	$19,784,932

*	Giving retroactive effect to all the 27,000,000 shares issued and outstanding after the Pro Rata Share Issuance on October 12, 2023, which has been treated as share split, from the earliest period presented.
#	Giving retroactive effect to redesignation of Class A and Class B ordinary shares, from the earliest period presented.
^	Giving retroactive effect to the 90 to 1 shares consolidation, from the earliest period presented.

The accompany notes form an integral part of these consolidated financial statements.

Top Wealth Group Holding Limited

Consolidated statements of operation and other comprehensive income/(loss)

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the year ended December 31,
	2025	2024	2023

Sales	$9,129,706	$4,747,580	$16,943,287
Cost of sales	(2,320,055)	(2,240,867)	(11,556,006)

Gross profit	6,809,651	2,506,713	5,387,281

Other income	-	87	2

Selling expenses	(2,409,355)	(1,419,667)	(495,276)
Provision for inventory impairment	-	(1,504,397)	-
Administrative expense	(1,210,350)	(1,602,251)	(1,846,759)

Profit (loss) before income tax	3,189,946	(2,019,515)	3,045,248
Income tax expense	-	-	(607,153)

Profit (loss) and total comprehensive income (loss) for the year	$3,189,946	$(2,019,515)	$2,438,095
Earnings per share:
Ordinary shares
- basic	$4.35	$(5.31)	$8.13
- diluted	$3.87	$(5.31)	$8.13

Weighted average shares outstanding used in calculating basic and diluted earnings per share
Ordinary shares
- basic ^	733,053	380,419	300,000 *
- diluted^	823,793	380,419	300,000 *

*	Giving retroactive effect to all the 27,000,000 shares issued and outstanding after the Pro Rata Share Issuance on October 12, 2023, which has been treated as share split, from the earliest period presented.
#	Giving retroactive effect to redesignation of Class A and Class B ordinary shares, from the earliest period presented.
^	Giving retroactive effect to the 90 to 1 shares consolidation, from the earliest period presented.

The accompany notes form an integral part of these consolidated financial statements.

Top Wealth Group Holding Limited

Consolidated statements of changes in equity

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Common stock outstanding*				Amount				Additional paid-in	Retained
	Class A		Class B		Class A		Class B		capital	earnings	Total

Balance as of January 1, 2023	133,362	*#^	166,667	*#^	$1,200	#	$1,500	#	$638,326	$1,870,826	$2,511,852

Pro Rata Share Issuance deemed as share split	-		-		-		-		2,699	-	2,699

Deemed capital reduction in reorganization	-		-		-		-		(10)	-	(10)

Profit and total comprehensive income for the year	-		-		-		-		-	2,438,095	2,438,095

Balance as of December 31, 2023	133,362	*#^	166,667	*#^	$1,200	#	$1,500	#	$641,015	$4,308,921	$4,952,636

Net proceeds from public offer	322,223		-		2,900		-		15,684,397	-	15,687,297

Loss and total comprehensive expense for the year	-		-		-		-		-	(2,019,515)	(2,019,515)

Balance as of December 31, 2024	455,585	*#^	166,667	*#^	$4,100	#	$1,500	#	$16,325,412	$2,289,406	$18,620,418

Share-based payment	124,444		-		1,120		-		1,657,724	-	1,658,844

Issuance of shares and warrants	720,000		-		7,631		-		4,284,536	-	4,292,167

Profit and total comprehensive income for the year	-		-				-		-	3,189,946	3,189,946

Balance as of December 31, 2025	1,300,029		166,667		$12,851		$1,500		$22,267,672	$5,479,352	$27,761,375

*	Giving retroactive effect to all the 27,000,000 shares issued and outstanding after the Pro Rata Share Issuance on October 12, 2023, which has been treated as share split, from the earliest period presented.
#	Giving retroactive effect to redesignation of Class A and Class B ordinary shares, from the earliest period presented.
^	Giving retroactive effect to the 90 to 1 shares consolidation, from the earliest period presented.

The accompany notes form an integral part of the consolidated financial statements.

Top Wealth Group Holding Limited

Consolidated statements of cash flows

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the years ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net profit (loss)	$3,189,946	$(2,019,515)	$2,438,095
Adjustments for:-
Depreciation of property, plant and equipment	-	61,880	233,659
Deferred tax credit	-	-	(30,523)
Share-based payment	1,658,844	-
Provision for inventory impairment	-	1,504,397	-
Changes in operating assets and liabilities:
Accounts receivable	(7,685,757)	4,409,447	(5,932,488)
Inventories	(3,545,854)	(1,351,188)	1,918,499
Prepayments	438,622	(1,293,031)	(274,417)
Deposits paid	(42,680)	(10,918)	(8,967)
Accounts payable	472,255	-	(200,608)
Accrued expenses and other payables	108,361	(213,080)	365,238
Amounts due with related parties	(621,489)	(19,525)	6,045
Current income tax payable	(166,667)	(180,913)	621,851

Net cash (used in) provided by operating activities	(6,194,419)	887,554	(863,616)

Cash flows from investing activities
Prepayment for long term assets	4,099,851	(15,888,928)	-

Net cash used in investing activities	4,099,851	(15,888,928)	-

Cash flows from financing activities
Proceeds (repayment of) from borrowings	147,179	(777,893)	777,893
Deemed capital reduction on reorganization	-	-	(10)
Proceeds from Pro Rata Share Issuance deemed as share split	-	-	2,699
Net proceeds from public offer	4,292,167	15,687,297	-

Net cash provided by financing activities	4,439,346	14,909,404	780,582

Increase (decrease) in cash and cash equivalents	2,344,778	(91,970)	(83,034)

Cash and cash equivalents at beginning of year	42,380	134,350	217,384

Cash and cash equivalents at end of year	$2,387,158	$42,380	$134,350

Analysis of the balance of cash and cash equivalents
Bank balances	$2,387,158	$42,380	$134,350

The accompany notes form an integral part of the consolidated financial statements.

Top Wealth Group Holding Limited

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

1.	General information and basis of operation

Top Wealth Group Holding Limited is a limited liability company incorporated in incorporated in the Cayman Islands. Top Wealth Group Holding Limited together with its subsidiaries are defined as the “Company”. As of December 31, 2025, details of the Company and its subsidiaries are as follows:

Name of entity	Date of incorporation	Holding company	Nature of business
Top Wealth Group Holding Limited	February 1, 2023	Winwin Development Group Limited	Investment holding
Top Wealth (BVI) Group Limited	January 18, 2023	Top Wealth Group Holding Limited	Investment holding
Top Wealth Group (International) Limited	September 22, 2009	Top Wealth (BVI) Group Limited	Trading of caviar
TWG International Limited	December 11, 2024	Top Wealth (BVI) Group Limited	Inactive
TWG Group Limited	December 12, 2024	Top Wealth Group Holding Limited	Investment holding
TWG Capital Limited	December 23, 2024	TWG Group Limited	Trading of premium wine and health supplements

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

Top Wealth International have been trading caviar and premium wine. During the periods covered in these consolidated financial statements, the control of the entities has remained consistent, with Top Wealth Group Holding Limited always exercising control. Consequently, the combination has been considered as a corporate restructuring (“Reorganization”) of entities under common control. In compliance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods during which they were under common control. The current capital structure is retroactively reflected in prior periods as if it had existed at that time.

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

The Company has two streams of revenue:

1.	the sale of caviar products in Hong Kong.

2.	the sale of wine in Hong Kong

3.	the sale of health supplement in Hong Kong

An analysis of their revenue is set out below:

	Years ended December 31,
	2025	2024	2023

Sale of caviar products	$1,629,706	$4,747,580	$12,483,195
Sale of wine	6,000,000	-	4,460,092
Sale of health supplement	1,500,000	-	-

Total	$9,129,706	$4,747,580	$16,943,287

Inventories - The cost of inventories is computed according to the weighted average method. Cost includes the costs of purchases and materials. Inventories are evaluated based on individual inventory items. Reserves are established to reduce the value of inventories to the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. The Company calculates provisions based on the expiry date. Management provides full provision of for those inventories that would expire within 6 months. There can be no assurance that the amount ultimately realized for inventories will not be materially different than that assumed in the calculation of the provisions. There was provision of US$ 1,504,397 recognised for the year ended December 2024 (2025 and 2023: Nil).

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

The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2025	2024	2023

USD to HK$ Year End	7.8	7.8	7.8
USD to HK$ Average Rate	7.8	7.8	7.8

Pension Obligations - The Company provides for defined contribution plan in accordance with the Mandatory Provident Fund Schemes Ordinance in Hong Kong. A defined contribution plan generally specifies the periodic amount that the employer must contribute to the plan and how that amount will be allocated to the eligible employees who perform services during the same period.

Segment Reporting and Reporting Units - As of December 31, 2025, the Company operated in Hong Kong through its subsidiaries, which primarily engaged in trading of caviars.

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

3.	Accounts receivable, net

	At December 31,
	2025	2024

Accounts receivable from third parties	$9,249,046	$1,563,289
Allowance for expected credit losses	-	-

	$9,249,046	$1,563,289

As of December 31, 2025 and 2024, the Company did not record an allowance for doubtful accounts. The accounts receivable balance primarily consists of amounts due from third-party customers.

The Company reviewed the aging and the past repayment history of the accounts receivable. The Company also review the industrys. No allowance was made as they were not over-due and their payment history was satisfactory. Based on this assessment, management determined that no allowance was necessary as of the reporting dates.

The Company applies the current expected credit loss (CECL) model in accordance with ASC 326.

4.	Inventories

	At December 31,
	2025	2024

Finished products	$3,545,854	$1,504,397
Impairment loss	-	(1,504,397)

	$3,545,854	$-

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

6.	Property, plant and equipment

	At December 31,
	2025	2024

Equipment	$104,294	$104,294
Leasehold improvement	439,602	439,602

Property, plant and equipment	543,896	543,896
Accumulated depreciation	(471,238)	(471,238)

	$72,658	$72,658

Depreciation included in:

	Years ended December 31,
	2025	2024

Administrative expense	$-	$61,880

The Company evaluates the recoverability of long-lived assets in accordance with ASC 360, Property, Plant, and Equipment. Management assesses whether events or changes in circumstances indicate that the carrying amounts of property, plant, and equipment may not be recoverable. No impairment losses were recognized for the years ended December 31, 2025 and 2024.

7.	Prepayments for long term assets

	At December 31,
	2024	2023

Deposits for potential acquisition of sturgeon farms (note a)	$11,185,297	$14,482,753
Deposits for potential joint venture project (note b)	-	794,895
Deposit for marketing expense (note c)	603,780	611,280

	$11,789,077	$15,888,928

Note a:	The Company seeks to stabilize the caviar supplies and also diversified the product line. The Company entered into memoranda of understanding with the current sturgeon farm that supplies the Company caviar products and a few other sturgeon farms. The Company paid deposits for entering non-disclosure agreement and operational ,financial and legal due diligence work. The Conpany is in the process of due diligence work and negotiations. Management assesses whether events or changes in circumstances indicate that the carrying amounts of property, plant, and equipment may not be recoverable. No impairment losses were recognized for the years ended December 31, 2024 and 2023.

Note b:	The Company seeks to tapped in the Greater Bay Area of China market and entered into memoranda of understanding with an independent party to explore setting up joint venture wine business in China. The plan was put on hold and the amount was refunded.

Note c:	The Company has entered into agreement with an independent party for a two-year marketing campaign to promote the Company’s products and corporate image.

8.	Accrued expenses and other payables

Accrued expenses and other payables mainly represents accrued salaries and other payables for professional fees.

9.	Borrowings

During the year ended December 31, 2025, the Company has obtained finance from an acquaintance of the controlling shareholder. The amount was not collateralized, interest free and repayable on demand.

10.	Leases

The Company has operating leases for office and warehouse storage. The Company’s leases have remaining lease terms of 1 to 2 years.

As of December 31, 2025, the Company has no additional material operating leases that have not yet commenced.

The following tables provide information about the Company’s operating leases.

	As of December 31,
Right-of-use asset – operating lease	2025	2024

Cost	$102,686	$-
Accumulated amortisation	(16,767)	-

Total lease cost	$85,919	$-

	Years ended December 31,
Other information	2024	2023

New right-of-uses asset – operating lease and lease liabilities recognized	$102,686	$-
Cash paid for amounts included in the measurement of operating lease liabilities	71,538	-
Weighted-average remaining lease term - operating leases	1.7	-
Weighted-average discount rate - operating leases	5.02%	-%

11.	Income tax

The Company and its subsidiaries are subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

The Company is domiciled in the Cayman Islands. Top Wealth BVI, TWG Group Limited and TWG Capital Limited are domiciled in the British Virgin Islands. All these companies currently enjoy permanent income tax holidays; accordingly, they do not accrue for income taxes.

The Company’s operating subsidiary, Top Wealth International incorporated in Hong Kong is subject to an income tax rate of 8.25% for first HK$2,000,000 assessable profits and 16.5% for the assessable profits thereafter. As Top Wealth International incurred substantial tax loss in year ended December 2024 there was no income tax provided. In year ended December 31, 2025, assessable profit was fully set off by tax loss brought forward. Accordingly, there was no income tax provided

	Years ended December 31,
Provision for income tax	2025	2024	2023

Current
Hong Kong	$-	$-	$669,016
Over provision in previous years	-	-	(31,340)

	-	-	637,676

Deferred
Hong Kong	-	-	(34,998)
Under provision in previous years	-	-	4,475

	-	-	(30,523)

Total	$-	$-	$607,153

Numerical reconciliation of income tax expenses to prima facie tax payable:

	Years ended December 31,
	2025		2024	2023

Profit (loss) before income tax		$3,189,946	$(2,019,515)	$3,045,248

Tax effect at the Hong Kong profits tax rate of 16.5%		526,341	(333,220)	502,466
Tax effect of preferential tax rate		-	-	(21,154)
Tax effect of income not subject to tax		(931,707)	-	-
Tax effect of tax loss not recognized		376,437	295,091	-
Non-deductible expenditure		28,929	38,129	153,475
Over provision in previous years			-	(26,865)
Tax effect of tax reduction			-	(769)

Total	$		$-	607,153

Effective income tax rate (%)

	Years ended December 31,
	2024	2023	2022
Effective income tax rate – Hong Kong	-%	-%	19.94%

The components of deferred tax assets and liabilities and their movements were as follows:

	Tax losses	Depreciation allowance	Total

Balance as of December 31, 2023, 2024 and 2025	$-	$(44,248)	$(44,248)

As of December 31, 2025 and 2024, the Company had unrecognized tax loss of USD 4,069,865 and USD 1,788,429 respectively, as sufficient available future profit against which the tax loss could utilized could not be certain. Other than the tax losses, there was no material unrecogniszed temporary difference.

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

In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements.

13.	Supplemental Cash Flow Information

Payments for interest and income taxes were as follows:

	Years ended December 31,
	2025	2024	2023

Interest	$-	$-	$-
Income taxes	$166,667	$180,913	$15,825

14.	Related party transactions

During 2025, the Company had following related party transactions:

Name	Amount	Relationship	Note
Wong Kim Kwan Kings	621,489	Director and former controlling shareholder of the Company	Advancement of unsecured interest free loan payable, repayable on demand

During 2024, the Company had following related party transactions:

Name	Amount	Relationship	Note
Chong Kin Chung	140,564	A key management staff of the Company	Advancement of unsecured interest free loan payable, repayable on demand
Wong Kim Kwan Kings	160,089	Director and former controlling shareholder of the Company	Repayment of unsecured interest free loan payable, repayable on demand
Snow Bear Capital Limited	429,065	Shareholder of the Company	Repayment of unsecured interest free loan payable, repayable within one year from drawdown.

During 2023, the Company had following related party transactions:

Name	Amount	Relationship	Note
Chong Kin Fai	63,735	A former director and principal owner of the Company	Repayment of unsecured interest free loan payable, repayable on demand
Wong Kim Kwan Kings	57,690	Director and controlling shareholder of the Company	Repayment of unsecured interest free loan payable, repayable on demand
Snow Bear Capital Limited	429,065	Shareholder of the Company	Proceeds from unsecured interest free loan payable, repayable within one year from drawdown.

As of December 31, 2025, the Company had the following balances due with related parties:

Name	Amount	Relationship	Note
Wong Kim Kwan Kings	$480,925	Shareholder of the Company	Unsecured interest free loan payable, repayable within one year from draw down

As of December 31, 2024, the Company had the following balances due with related parties:

Name	Amount	Relationship	Note
Wong Kim Kwan Kings	$140,564	Shareholder of the Company	Unsecured interest free loan payable, repayable within one year from draw down

15.	Concentration and risks

The Company is not exposed to significant financial risks other than the concentration risk, which is analysed as follows:

Customers

Customers who accounted for 10% or more of the Company’s revenues or with significant outstanding receivables are analysed as follows:

	Revenue for years ended December 31,			Balance as of December 31,
	2025	2024	2023	2025	2024

Customer A	-%	57%	25%	-%		-%
Customer B	-	-	-	-		28
Customer C	-	25	35	9		50
Customer D	18	-	16	12		-
Customer E	-	-	8	2		11
Customer F	-	-	5	2		11
Customer G	16	-	8	7		-
Customer H	-	12	-	-		-
Customer I	42	-	-	43		-
Customer J	12	-	-	13		-
Customer K	12	-	-	12		-

	100%	94%	97%	100%	%	100%

Major suppliers

Suppliers who accounted for 10% or more of the Company’s purchase or with significant outstanding payable are analysed as follows:

	Purchase for years ended December 31,			Balance as of December 31,
	2024	2023	2022	2024	2023

Supplier A	-%	100%	64%	-%	-%
Supplier B	13	-	36	-	-
Supplier C	60	-	-		-
Supplier D	5	-	-	62	-
Supplier E	5	-	-	38	-

	83%	100%	100%	100%	-%

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

On October 14, 2024, the Company closed its public offering of 27,000,000 ordinary shares, par value $0.0001 per ordinary share at the price of US$0.40 each, totally US$10,800,000. All these share rank pari-passu with the existing shares in all respect.

As of the December 31, 2024, 56,000,000 ordinary shares were issued and outstanding.

On April 8, 2025, pursuant to shareholder approval at the 2025 Annual General Meeting, the authorized share capital was restructured from $50,000 divided into 500,000,000 ordinary shares of $0.0001 each to $50,000 divided into 450,000,000 Class A Ordinary Shares of $0.0001 each and 50,000,000 Class B Ordinary Shares of $0.0001 each. All the then-issued ordinary shares, except for the 15,000,000 held by Winwin Development Group Limited, were re-designated as Class A Ordinary Shares on a one-for-one basis; the 15,000,000 held by Winwin Development Group Limited were re-designated as Class B Ordinary Shares. All shares rank pari-passu within their class except as to voting rights.

On June 4, 2025, the Company adopted the 2025 Equity Incentive Plan. Up to 11,200,000 Class A ordinary shares are reserved for issuance under the plan. On June 5, 2025, a registration statement was filed for all shares reserved under the plan. The 11,200,000 Class A Ordinary Shares reserved were issued on June 23, 2025.

On July 21, 2025, the Company effected a 1-for-90 share consolidation of all issued and outstanding Class A and Class B Ordinary Shares. After the Share Consolidation, every 90 shares of $0.0001 par value became 1 share of $0.009 par value; fractional shares were rounded up. The Share Consolidation did not alter the proportionate ownership of any shareholder except for adjustments due to rounding.

On August 22, 2025, at the extraordinary general meeting of shareholders of the Company, the shareholders resolved to, amongst others, approve the increase of the authorized share capital of our Company from $50,000 divided into 5,000,000 Class A Ordinary Shares of par value $0.009 each and 555,556 Class B Ordinary Shares of par value $0.009 each to $19,800,000 divided into 2,000,000,000 Class A Ordinary Shares of par value $0.009 each and 200,000,000 Class B Ordinary Shares of par value $0.009 each. On the same day, the shareholders also resolved to adopt a second equity incentive plan (the “2025 Second Equity Incentive Plan” or the “Second Plan”) to attract, retain, and provide incentives to key management employees, directors and consultants of our Company and its affiliates, and to align the interests of such service providers with those of our Company’s shareholders. Pursuant to the Second Plan, 20% of the number of Class A Ordinary Shares issued as of an effective date to be determined by our Company’s board of directors in its sole discretion until December 31, 2026 will be reserved and made available for issuance pursuant to awards granted under the Second Plan.

On December 10, 2025, the Company closed a best-efforts offering which our Company issued and sold a total of 720,000 units, consisting of one Class A Ordinary Share, par value $0.009 per share, one Series A Class A Warrant and one Series B Class A Warrant at the price of $7.00 per unit, to several investors, and entered several securities purchase agreements with the purchasers. The securities purchase agreements contain customary representations and warranties and agreements of the Company and the purchasers and customary indemnification rights and obligations of the parties. On the same day, 127,872 Series A Calss A Warrant were exercised and converted into 127,872 Class A Ordinary Shares.

As of the December 31, 2025, 1,300,029 Class A ordinary shares and 166,667 Class B ordinary shares were issued and outstanding.

On January 5, 2026, the Company and TWG Capital Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement with several vendors including Winwin Development Group Limited, pursuant to which TWG Capital Limited shall purchase, and the vendors shall sell, the entire issued shares of Airentity International Limited (the “Target Company”), a company incorporated in the British Virgin Islands, at a consideration of $125,858,978, which shall be satisfied by way of issuance of an aggregate of 14,979,854 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares (determined based on an offer price of $7.00 per Class A Ordinary Share and Class B Ordinary Share) of the Company to the vendors. The Target Company holds 100% of Airentity Technology Limited (together with the Target Company, the “Target Group”), a company incorporated in Hong Kong. The Target Group is engaged in the development and commercialization of a wine authentication and tracking system (“WATS”) and wine trading businesses in the Asia Pacific Region. WATS was first deployed in 2025 and has since then been widely used by wine distributors having business relationships with Winwin Development Group Limited, our Controlling Shareholder which is wholly-owned by Mr. Kim Kwan Kings, WONG, Chief Executive Officer and Chairman of our Company. The transaction was completed on January 20, 2026.

On January 29, 2026, the Board resolved that the number of Class A Ordinary Shares reserved for issuance and/or re-issuance (as the case may be) under the 2025 Second Equity Incentive Plan shall be 3,250,000 Class A Ordinary Shares. The 3,250,000 Class A Ordinary Shares reserved were issued on January 29, 2026.

As of the date of this report, the authorized share capital is $19,800,000 divided into 2,000,000,000 Class A Ordinary Shares of par value $0.009 each and 200,000,000 Class B Ordinary Shares of par value $0.009 each. 19,579,883 Class A Ordinary Shares and 3,166,667 Class B Ordinary Shares were issued and outstanding.

17.	Subsequent event

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that these consolidated financial statements were available to be issued. Other than those disclosed in Note 16 to the financial statements, there was no other subsequent event that required recognition or disclosure.